BAKER & McKENZIE
東京青山・青木法律事務所

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED
2005 DEC 19 A 11:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

05013341

FILE NO. 82-4837

PROCESSED
DEC 2 0 2005
THOMSON FINANCIAL

December 13, 2005

SUPPL

BY AIR MAIL

Mr. Paul Dudek, Chief
Mr. Rani Doyle
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Promise Co., Ltd.
International Offering of Shares of Common Stock

Dear Sirs:

We are acting as legal counsels to Promise Co., Ltd. (the "Company") with respect to its offering of shares in the States. Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we are forwarding the following English translation of the documents published by the Company in Japan.

May 31, 2005	Notice of the 44th Ordinary General Meeting of Shareholders
June 21, 2005	Notice of Resolutions of the 44th Ordinary General Meeting of Shareholders
April 25, 2005	Consolidated Financial Results for the Fiscal Year ended March 31, 2005
	Non-Consolidated Financial Results for the Fiscal Year ended March 31, 2005
July 26, 2005	Consolidated Financial Results for the Three-Month Period (IQ) ended June 30, 2005
October 27, 2005	Consolidated Financial Results for the Six-Month Period ended September 30, 2005
	Non-Consolidated Financial Results for the Six-Month Period ended September 30, 2005

dw 12/19

News Release

April 25, 2005	Notice of Purchase by the Company of its Own Shares on the Market
June 8, 2005	Notice of Purchase by the Company of its Own Shares on the Market
June 14, 2005	Notice of Purchase by the Company of its Own Shares on the Market
July 15, 2005	Notice of Purchase by the Company of its Own Shares on the Market
August 2, 2005	Notice of Purchase by the Company of its Own Shares on the Market
September 6, 2005	Notice of Purchase by the Company of its Own Shares on the Market
November 10, 2005	Notice of Issuance of ¥10 Billion 35th Unsecured Straight Bonds (Excerpt Translation)
November 16, 2005	Acquisition of Treasury Stock through ToSTNeT-2
November 17, 2005	Results of Purchase of Treasury Stock through ToSTNeT-2

Annual Report 2005

Yours truly,



Ken Takahashi

Encls.

cc: Promise Co., Ltd.

The Nomura Securities, Co., Ltd. (w/o Documents)

(Excerpt translation)

FILE NO. 82-4837

May 31, 2005

To the Shareholders:

Notice of the 44th Ordinary General Meeting of Shareholders

Dear Shareholders:

Notice is hereby given that the 44th Ordinary General Meeting of Shareholders of the Company will be held as described below and you are cordially invited to be present at such meeting.

Since you may exercise your voting rights in writing even if you are not present at the meeting, please review the accompanying information and send us by return mail the enclosed voting form indicating your approval or disapproval under your seal by June 20, 2005.

Yours very truly,

Hiroki Jinnai
President and Representative Director

Promise Co., Ltd.
2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo

Description

1. Date and hour of meeting:

   June 21, 2005 (Tuesday), 10:00 a.m.

2. Place of meeting:

   Yukyu-no-ma, 2nd Floor, Hotel Metropolitan Edmont
   10-8, Iidabashi 3-chome, Chiyoda-ku, Tokyo

3. Matters forming the objects of the meeting:

   Matters to be reported:

   1. Report on the business report, consolidated balance sheet and consolidated statement of income for the 44th business term (from April 1, 2004 to March 31, 2005) and the results of audit of the consolidated financial statements for

the 44th business term by the account auditors and the Board of Statutory Auditors

2. Report on the balance sheet and statement of income for the 44th business term (from April 1, 2004 to March 31, 2005)

Matters for resolution:

Proposition No. 1:	Approval of the proposed appropriation of retained earnings for the 44th business term
Proposition No. 2:	Amendment to the Articles of Incorporation
Proposition No. 3:	Election of two Directors
Proposition No. 4:	Election of two Statutory Auditors
Proposition No. 5:	Granting of retirement gratuities to the retiring Statutory Auditors

- END -

(Attached documents)

BUSINESS REPORT

(For the period from April 1, 2004 to March 31, 2005)

I. Overview of business activities:

1. Developments and results of business activities of the Group:

During the business term under review, there was a tapering off of such factors as strong exports, the digital economy and improvement in consumer sentiment that had recently driven the Japanese economy. Although the overall performances of Japanese companies were favorable, a gap appeared in performances depending on industry and scale. On the other hand, recovery in employment and personal incomes, the environment for which changed little during the year, continued to be delayed, with unemployment remaining at a high level and growth in actual wage levels flat.

Under these business conditions, the Promise Group gave top priority to the issues of minimizing non-performing loans and strengthening the Group's ability to retain customers and exerted its efforts to introduce new measures and improve qualities of its services to realize the concept of "Promise is number one in the minds of customers." On the other hand, the Group promoted restructuring to revise its operating processes and improve cost efficiencies. Additionally, Promise made progress with the establishment of an organization aimed at rapid realization of the businesses covered by the business alliance with Sumitomo Mitsui Financial Group, Inc.

Results on a consolidated basis for the business term ended March 31, 2005 by business are provided below:

Financing Business

In the Group's core consumer finance business, there was a downward trend in the number of applications for personal bankruptcy but competition that goes beyond the lines of demarcation between industries and types of businesses has intensified further, with a variety of business alliances being formed between inter-industry companies as well as IT companies entering the market.

In these market conditions, the Group implemented the following measures during the business terms under review:

1) Strategic alliances with Sumitomo Mitsui Financial Group, Inc.

The Group has pursued a strategy of offering a full line of interest rates to meet diversified needs of a wide range of customers by the Group as a whole with different ranges of interest rates by its respective brands. To further promote the strategy, Promise entered into business and capital alliances with Sumitomo Mitsui Financial Group, Inc. in June 2004.

Through the synergies of the strengths of both parties in such areas as brand, infrastructure and know-how, Promise, centered on the newly introduced scheme (the "Cascade Scheme), is moving ahead with the establishment of a new base for growth.

The Cascade Scheme is a scheme which coordinates the three brands of Sumitomo Mitsui Banking Corporation (with the interest rates on loans ranging 8% and 12% per annum), At-Loan Co., Ltd. (with the interest rates on loans ranging 15% and 18% per annum) and Promise (with the interest rates on loans ranging 18% and 25.55% per annum) and calculates credits comprehensively to facilitate simultaneous applications to these brands and reciprocal cross-selling, whereby materializing more efficient and effective functioning of the strategy of offering a full line of interest rates. With a broader line of interest rates by adding the existing products of MOBIT CO., LTD. (with the interest rates on loans ranging 15% and 18% per annum) and Plat Corporation and Sun Life Co., Ltd. (with the interest rate of 29.2% per annum on loans), the Group plans to expand its customer base.

In advance, to standardize the sharing of profits and strengthen the business tie-up, Promise made a third-party allotment of shares in July 2004 in which new shares and treasury stock were sold to Sumitomo Mitsui Banking Corporation. Additionally, based on the strategic alliance, Promise is proceeding with a variety of strategies, such as the acquisition of At-Loan Co., Ltd. (converted to a consolidated subsidiary) and the conclusion of a basic agreement on a business tie-up between QUOQ Inc. and Plat Corporation.

2) Strengthening Marketing Division

In response to the ever-changing business environment, Promise flexibly reviews its organizational structure to ensure that its organization demonstrates its maximum capabilities from the points of view of efficiency and results.

In August 2004, with the goal of strengthening the functions of its Marketing Division, Promise integrated its marketing planning development capabilities, which had been dispersed among several departments, into the Marketing Planning Department. At the same time, the Company spun off its advertising and promotion functions into a new, independent Advertising Department. Furthermore, in conjunction with the strategic alliance with Sumitomo Mitsui Financial Group, Inc., Promise set up a Strategic Alliance Project. Within this framework, project teams are formed using a horizontal organizational structure that combines members from different departments, with the goal of quickly establishing businesses covered by the agreement.

3) Strengthening loan management system

Promise has an automated credit provision system based on statistical analysis. The system is optimized by revising it in response to changes in the business environment, a process that has highly refined its precision. In addition, the Company has introduced a "Navigation System" that further refines the approval process by recording transaction details and individual conditions and other qualitative information into a database and assigning such details greater weight than previously in the credit approval process.

Promise has taken a variety of steps to enable more effective use of this "Navigation

System". It has established a seamless loan management system whereby branches manage their new loans comprehensively from inception to collection and revised its Loan Collection Guidelines, strict self-regulatory standards aimed at achieving legal compliance. Besides making progress with the implementation of these systems and rules, the Company is continuously focusing its attention on improving the customer counseling abilities of employees through various training courses and on-the-job training and on achieving their thorough compliance with rules and regulations.

4) Expanding product line and business channel network

Promise is making efforts to expand its services using IT and business alliances for the purpose of acquiring new customers and increasing the level of satisfaction of existing ones.

Among products, the Company is enlarging its unsecured loan product line, including a product called "Free Cashing", principally and expanded services for its cashing services. Promise also aims to develop products and systems that meet customers' diverse needs, such as issuing a membership card with cashing privileges based on business tie-ups with other companies or commercial organizations or providing consumer loans through business tie-ups. In November 2004, Promise issued the first card in the consumer finance industry equipped with *Edy*, an electronic money function. The new card targets people applying for loans through its Internet shop.

The Company has continued to extend its payment/withdrawal channel, forming alliances with financial institutions and convenience stores. At the end of March 2005, Promise had a total of 121,703 locations (106,580 CDs and ATMs, 15,123 convenience stores) in its payment/withdrawal channel, including its own ATMs and those of its 419 alliance partners, making it the industry leader in terms of network scale. The Company has also worked to provide customers with an environment where it is "easy to borrow, easy to repay" no matter what the time or place, making repayment using its Internet Repayment Service, an Internet banking based instant repayment system, free of commission charges and expanding the number of financial institutions that can be used to withdraw or repay funds.

In response to customer demand for shorter loan approval times, the Company has been progressing with the installation of *Chosoku* loan processing machines. *Chosoku* are compact, low-cost terminals that require only 5-10 minutes to process new applications, conduct provisional credit analyses, and issue temporary cards. At the end of March 2005, a total of 452 of these terminals had been installed, principally in commercial areas in major cities and in suburban shopping centers. From November 2004, customers have been able to make new loan applications through e-Tower, a multimedia terminal located inside the convenience stores of Three F Co., Ltd. This is the first time such a service has been offered by a company in the consumer finance industry. At staffed branches and other existing channels, the Company strove to strengthen sales capabilities and achieve low-cost operations by reviewing operations from the point of view of customer processing flows and changing branch types or combining branches.

5) Acquiring new profit bases

The Company is developing a loan guarantee business that provides guarantees for the unsecured consumer loans of other financial institutions. By leveraging its lending know-how cultivated over many years in the consumer finance industry, Promise is aiming to establish a new profit base in this field. The resulting balance of loan guarantees is firm, totaling ¥4,818 million at the end of March 2005. As part of such efforts, in March 2005 Promise began providing The Japan Net Bank, Limited with loan guarantee services under the business alliance with Sumitomo Mitsui Financial Group, Inc. Moreover, the Company also concluded tie-ups with The Minato Bank, Ltd. and The Nagano Bank, Ltd., with the related loan guarantee business commencing from April 1, 2005. Altogether, Promise now provides 8 banks with loan guarantee services.

From the point of view of efficient use of business resources, the Company is opening up its own ATM network throughout Japan to other companies. At the end of March 2005, a total of 31 companies had access to Promise's ATM network: 3 bank affiliated credit card companies, 9 sales finance (*shinpan*) companies and 19 consumer finance companies, of which 3 were Promise Group companies.

As a result, on a consolidated basis, operating income of the financing business for the business term amounted to ¥359,571 million (down 4.9% compared with the previous business term); on a non-consolidated basis, ¥313,041 million (down 2.8%).

Other Businesses

In other businesses, specifically in such peripheral financial business as the telemarketing business of Net Future Co., Ltd. and computer system development for financial institutions provided by STC Co., Ltd. (System Trinity Co., Ltd. changed its name to STC Co., Ltd. in July 2004), the Company is pursuing the development of new business outside the Group, targeting the expansion of its earnings base.

Nevertheless, revenues from other businesses declined during the business term under review against a backdrop of intensified competition in the Japanese market and the June 2004 sale of the installment credit assets of Liang Jing Co., Ltd., an automobile installment sales company in Taiwan, to the International Bank of Taipei as part of a strategy to concentrate the Group's business resources. As a result, on a consolidated basis, operating income of other businesses for the business term declined ¥2,729 million, or 21.0% compared with the previous business term, to ¥10,289 million.

The composition of incomes by the business sectors is set forth below:

Classification		43rd term ended March 31, 2004 Amount (A) (million yen)	43rd term Composition ratio (%)	44th term ended March 31, 2005 Amount (B) (million yen)	44th term Composition ratio (%)	Increase/ decrease (B – A) (million yen)
Financing businessinc ome	Interest on operating loans	368,662	94.29	352,330	95.26	(-) 16,332
	Recovery of write-offs and interest thereon	5,384	1.38	4,901	1.33	(-) 483
	Referral income	2,603	0.67	-	-	(-) 2,603
	Credit management and collection	1,271	0.32	2,322	0.63	1,051
	Other financing income	40	0.01	17	0.00	(-) 23
	Sub total	377,962	96.67	359,571	97.22	(-) 18,391
Other business income	Goods sold	8,199	2.10	2,761	0.75	(-) 5,438
	Others	4,819	1.23	7,528	2.03	2,709
	Sub total	13,018	3.33	10,289	2.78	(-) 2,729
Total		390,980	100.0	369,860	100.0	(-) 21,120

As a result, in the core consumer finance business, due to the use of stricter standards for approving loans and the impact of the sale of GC Co. Ltd. in the previous business term, the balance of operating loans outstanding decreased substantially, without taking into consideration of the effect of the inclusion of At-Loan Co., Ltd. in consolidation (balance of operating loans outstanding: ¥102,408 million). Consequently, on a consolidated basis, operating income amounted to ¥369,860 million, down ¥21,120 million (or 5.4% compared with the previous business term). However, thanks to a decrease in loan losses related expenses due to the reduction in the number of applications for personal bankruptcy and other factors in addition to cost reductions from restructuring efforts, ordinary income increased ¥40,963 million, or 45.6%, from the previous business term to ¥130,821 million, while net income jumped ¥33,802 million, or 81.3%, to ¥75,378 million.

On a non-consolidated basis, operating income amounted to ¥313,041 million (down 2.8% compared with the previous business term). Ordinary income and net income amounted to ¥118,171 million (up 40.0%) and ¥68,174 million (up 38.2%), respectively.

2. Future challenges:

The outlook for the Japanese economy is for overall favorable corporate performance. However, the business environment is expected to remain severe because of rising oil prices, concern over the impact of the strong yen, the delay in the recovery of employment and personal income conditions and the still high level of the number of applications for personal bankruptcy despite the declining trend.

Under these circumstances, the Company will continue to give priority to the issues of minimizing non-performing loans and increasing customer retention. To realize the concept of "Promise is number one in the minds of customers," the Company will continue to pursue structural reforms and expand its services for customers. Simultaneously, the

Company will work to firmly establish compliance, promote navigation-style marketing activities, increase points of contact with customers through optimal channels and systems, reduce operating cost, build a strong basis of fund-raising and establish and improve its risk management systems.

The Promise Group continues to emphasize improving loan qualities and deploying a full-line interest rate strategy that is aimed at meeting the funding needs of a diverse consumer base. In doing so, the Group aims to diversify its risk exposure while increasing its operating loan balance. In addition, Promise will take steps to ensure an early materialization of operations under the strategic alliance with Sumitomo Mitsui Financial Group, Inc.

The Company cordially seeks the continued support of its shareholders.

3. State of fund procurement by the Group:

The Company made a third-party allotment of 8,900,000 new shares and sold 4,330,000 shares of treasury stock to Sumitomo Mitsui Banking Corporation as of July 14, 2004, whereby raising a fund of ¥94,197 million (¥7,120 per share) in total.

In addition, as a result of a decrease in operating loans outstanding, capital requirements decreased. Consequently, the amount of loans payable and bonds outstanding decreased. In the meantime, the Company actively established commitment facilities to secure alternative liquidity and financial flexibility to maintain security of fund management.

The Company will continue its efforts to maintain a good balance of direct financing and indirect financing and also study new financing schemes to secure steady fund raising and reduce funding costs.

The funds required for the business term under review were covered by the Company's own funds, loans from financial institutions, commercial paper and funds raised by the issuance of bonds.

The state of changes in the Group's loans payable and bonds:

Classification	43rd term ended March 31, 2004 Amount (A) (million yen)	Composition ratio (%)	44th term ended March 31, 2005 Amount (B) (million yen)	Composition ratio (%)	Increase/ decrease (B – A) ((-) decrease) (million yen)
Short-term loans	15,423	1.54	82,706	9.03	67,283
Long-term loans	681,641	67.89	568,548	62.05	(-) 113,092
Sub total	697,064	69.43	651,255	71.08	(-) 45,808
Commercial paper	1,968	0.20	-	-	(-) 1,968
Bonds	305,000	30.37	265,000	28.92	(-) 40,000
Total	1,004,033	100.00	916,255	100.00	(-) 87,777

(Note) Commercial paper, not outstanding at the end of the current consolidated financial term, was traded during the term.

The state of issuance by the Company of bonds during the current term:

Title of bonds	Issue date	Total issue amount	Interest rate (per annum)	Redemption date
The 33rd Unsecured Bonds	April 21, 2004	¥10,000 million	2.10%	April 21, 2014

(Notes) 1. The proceeds from the issuance of the above-listed unsecured bonds were used as funds for operating loans.

2. The 7th Unsecured Bonds (¥20,000 million), the 8th Unsecured Bonds (¥10,000 million), the 15th Unsecured Bonds (¥10,000 million) and the 21st Unsecured Bonds (¥10,000 million) were redeemed at maturity during the business term under review.

4. State of capital investment by the Group:

Capital investment made during the business term under review totaled ¥7,461 million, which was principally used by the Company: ¥2,411 million relating to automated contract machines, ¥1,433 million relating to loan application machines and ¥851 million for the addition, relocation and remodeling of branches.

5. Changes in the operating results and state of assets of the Group and the Company:

(1) Changes in the operating results and state of assets of the Group:

Classification	41st term ended March 31, 2002	42nd term ended March 31, 2003	43rd term ended March 31, 2004	44th term ended March 31, 2005 (current term)
	(million yen, unless stated otherwise)			
Operating results: Operating income	394,495	410,619	390,980	369,860
Ordinary income	112,091	108,030	89,858	130,821
Net income	62,941	60,716	41,576	75,378
Net income per share (yen)	504.77	483.61	342.18	576.04
State of assets: Operating loans outstanding	1,543,288	1,614,523	1,529,054	1,599,635
Total assets	1,833,776	1,855,352	1,718,721	1,785,142
Net assets	574,866	618,109	636,667	793,986
Net assets per share (yen)	4,580.66	4,952.12	5,260.21	5,901.62
Capital ratio (%)	31.35	33.31	37.04	44.48
Number of companies:				
Consolidated subsidiaries	11	10	8	10
Equity-method company	1	1	1	1

(Notes) 1. Net income per share is calculated on the basis of the average of the total number of shares issued and outstanding during the term.

2. As from the 42nd term, the "Accounting Standard for Earnings per Share" (Accounting Standard No. 2 dated September 25, 2002, Accounting Standards Board of Japan) and the "Implementation Guidance on Accounting Standard for Earnings per Share" (Accounting Standard Implementation Guidance No. 4 dated September 25, 2002, Accounting Standards Board of Japan) are applicable.

3. As from the 44th (current) term, consolidated financial statements are prepared as provided for in Article 19-2 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan. Consequently, the figures for each of the 41st through 43rd terms are based on the consolidated financial statements that were not audited by the Board of Statutory Auditors or account auditors as provided for in paragraph 3 of Article 19-2 of the said law.

4. With regard to At-Loan Co., Ltd., which was included in consolidation during the 44th term, the deemed acquisition date was March 31, 2005. Consequently, for the 44th term, the operating results on a consolidated basis do not include those of the company but the assets on a consolidated basis include those of the company. As to the assets of the company so included, the operating loans outstanding and the total assets accounted for ¥102,408 million and ¥112,075 million, respectively.

(2) Changes in the operating results and state of assets of the Company:

Classification	41st term ended March 31, 2002	42nd term ended March 31, 2003	43rd term ended March 31, 2004	44th term ended March 31, 2005 (current term)
		(million yen, unless stated otherwise)		
Operating results:				
Operating income	¥316,246	¥326,556	¥322,167	¥313,041
Ordinary income	105,335	107,042	84,434	118,171
Net income	61,250	61,411	49,318	68,174
Net income per share (yen)	491.08	488.87	406.05	521.02
State of assets:				
Operating loans outstanding	1,324,663	1,375,693	1,352,847	1,326,794
Total assets	1,670,481	1,700,480	1,668,134	1,653,098
Net assets	552,888	597,263	624,010	774,486
Net assets per share (yen)	4,401.48	4,780.81	5,155.72	5,756.77
Capital ratio (%)	33.10%	35.12%	37.41%	46.85%

(Notes)

1. Net income per share is calculated on the basis of the average of the total number of shares issued and outstanding during the term.

2. Net income per share and net assets per share are calculated on the basis of the total number of shares issued and outstanding at the end of the term, minus the number of shares of treasury stock, respectively.

3. As from the 42nd term, the "Accounting Standard for Earnings per Share" (Accounting Standard No. 2 dated September 25, 2002, Accounting Standards Board of Japan) and the "Implementation Guidance on Accounting Standard for Earnings per Share" (Accounting Standard Implementation Guidance No. 4 dated September 25, 2002, Accounting Standards Board of Japan) are applicable.

4. As from the 43rd term, the "Ministerial Ordinance to Amend Part of the Regulations for the Enforcement of the Commercial Code" (Ministry of Justice Ordinance No. 7 dated February 28, 2003) of Japan is applicable.

II. **Outline of the Company** (as of March 31, 2005):

1. Major businesses of the Group:

The Promise Group consists of the Company (Promise), 10 consolidated subsidiaries, four non-consolidated subsidiaries and two affiliates (one of which is an equity method affiliate). The major businesses of the Group are as follows:

Financing business:

Financing business is the Group's major business. The Group is principally engaged in direct lending of retail funds with no security or guarantee to consumers through simple credit inquiries (consumer finance business).

Simultaneously, the Group is engaged in the provision of guarantees of unsecured loans to individuals to financial institutions and credit management and collection.

Other businesses:

The Group is also engaged in real estate business, including leasing buildings for tenants, credit inquiries, telemarketing, and design, operation and development of computer systems.

2. State of offices of the Group:

(Translation omitted)

3. State of shares:

(1) Total number of shares authorized to be issued by the Company: 300,000,000 shares

(2) Total number of issued shares, capital and number of shareholders:

Classification	As at March 31, 2004	Increase/Decrease during the business term	As at March 31, 2005
Total number of issued shares	125,966,665 shares	8,900,000 shares	134,866,665 shares
Capital	¥49,053 million	¥31,684 million	¥80,737 million
Number of shareholders	6,210 persons	(-) 500 persons	5,710 persons

(3) Principal (ten) shareholders:

Name	Shares in the Company held by Shareholder (Ratio of voting rights)		Shares in Shareholder held by the Company (Shareholding ratio)	
	(thousand shares)	(%)	(thousand shares)	(%)
Sumitomo Mitsui Banking Corporation	21,583	16.05	-	-
Ryoichi Jinnai	11,000	8.18	-	-
Yumiko Jinnai	9,144	6.80	-	-
Nippon Life Insurance Company	5,704	4.24	-	-
Shinsei Bank, Limited	5,682	4.23	-	-
Japan Trustee Services Bank, Ltd. (Trust account)	5,421	4.03	-	-
The Master Trust Bank of Japan, Ltd. (Trust account)	5,339	3.97	-	-
State Street Bank and Trust Company (Standing proxy: Mizuho Corporate Bank, Ltd.)	4,362	3.24	-	-
The Sumitomo Trust and Banking Company, Limited	4,000	2.97	9,337	0.56
State Street Bank and Trust Company 505103 (Standing proxy: Mizuho Corporate Bank, Ltd.)	3,760	2.80	-	-

(4) Acquisition, disposition and possession by the Company of its own shares:

Classification	Class of shares	Number of shares	Total acquisition/disposition prices
Acquisition of shares:	Shares of common stock	1,220 shares	¥8 million
Disposition of shares:	Shares of common stock	4,597,164 shares	¥32,504 million
Shares held as of March 31, 2005:	Shares of common stock	352,305 shares	

(Notes) 1. The number of shares acquired includes no shares purchased from any specific party nor shares purchased pursuant to a resolution under Article 211-3, paragraph 1 of the Commercial Code of Japan.

2. During the business term under review, the Company followed no procedure of invalidation of its own shares.

3. In addition to the above-listed number of shares held as of March 31, 2005, the Company held 2,000 shares that were registered in its name in the register of shareholders but were not held substantially then.

(5) Stock acquisition rights issued:

Date of resolution for the issue:	June 25, 2004
Number of stock acquisition rights:	6,903 rights (Number of shares to be issued or transferred for each stock acquisition right: 50 shares)
Class of shares to be issued or transferred upon exercise of stock acquisition rights:	Shares of common stock
Number of shares to be issued or transferred upon exercise of stock acquisition rights:	345,150 shares
Issue price of a stock acquisition right:	Free of charge

(Note) The number of stock acquisition rights and the number of shares to be issued or transferred upon exercise of stock acquisition rights, with the deduction of those decreased due to the forfeiture of the rights, are 3,935 rights and 196,750 shares, respectively.

4. State of employees of the Group:

(Translation omitted)

5. State of business affiliations:

(1) State of major subsidiaries:

The Company has 14 subsidiaries (domestic: 8, overseas: 6), including Plat Corporation. The following are its major subsidiaries:

Name of Company	Capital stock	Ratio of voting rights of the Company	Main business
		(%)	
Plat Corporation	¥2,400 million	100.00	Consumer finance services
Sun Life Co., Ltd.	¥185 million	100.00	Consumer finance services
At-Loan Co., Ltd.	¥10,912 million	51.00	Consumer finance services
PAL Servicer Co., Ltd.	¥500 million	100.00	Credit management and collection business
Pallife Corporation	¥3,000 million	100.00	Credit investigation services and lease and management of real estate
Net Future Co., Ltd.	¥300 million	100.00	Telemarketing business and operation and management of ATM networks

Name of Company	Capital stock	Ratio of voting rights of the Company	Main business
STC Co., Ltd.	¥90 million	100.00	Design, operation and management of computer systems
PROMISE (HONG KONG) CO., LTD.	HK$45,000 thousand	100.00	Consumer finance services
Liang Jing Co., Ltd.	T$290,000 thousand	100.00	Credit management and collection business
PROMISE (TAIWAN) Co., Ltd.	T$250,000 thousand	70.00	Appraisal, analysis and purchase of claimable assets arising from loans of financial institutions

(2) State of other important business affiliations:

Name of Company	Capital stock	Ratio of voting rights of the Company	Main business
MOBIT Co., Ltd.	¥20,000 million	45.00%	Consumer finance services

(3) Progress of business affiliations:

1) As from the business term under review, PROMISE (TAIWAN) Co., Ltd., a subsidiary of the Company, is listed as a major subsidiary because of its increased importance.

2) As of July 1, 2005, STC Co., Ltd. changed its trade name from System Trinity Co., Ltd.

3) As from the business term under review, At-Loan Co., Ltd. is listed as a major subsidiary because of its importance as the ratio of voting rights of the Company has exceeded 50% as a result of its capital increase by Third-party allocation of new shares to the Company as of January 31, 2005.

(4) Results of business affiliations:

The Company has 10 consolidated subsidiaries (as listed in "(1) State of major subsidiaries" above) and one equity method affiliate.

On a consolidated basis, operating income and net income for the business term under review accounted for ¥369,860 million (down 5.4% compared with the previous business term) and ¥75,378 million (up 81.3% compared with the previous business term), respectively.

6. Principal lenders:

Lenders	Balance of Borrowings	Shares in the Company held by Lender	
	(million yen)	Shares (thousand shares)	Ratio of voting rights (%)
The Sumitomo Trust and Banking Company, Limited	90,567	4,000	2.97
Nippon Life Insurance Company	84,402	5,704	4.24
Shinsei Bank, Limited	70,525	5,682	4.23
Meiji Yasuda Life Insurance Company	34,014	353	0.26
Sumitomo Life Insurance Company	31,916	1,500	1.12
The Dai-Ichi Mutual Life Insurance Company	22,329	420	0.31
Sumitomo Mitsui Banking Corporation	21,404	21,583	16.05
The Mitsubishi Trust and Banking Company, Limited	20,664	104	0.08
UFJ Bank Limited	18,844	-	-
The Chuo Mitsui Trust and Banking Company, Limited	18,353	-	-

7. Directors and Statutory Auditors:

Title	Name
Chairman and Representative Director	Masaaki Uchino
President and Representative Director	Hiroki Jinnai
Director	Shunji Kosugi
Director	Teruaki Watanabe
Director	Isao Takeuchi
Director	Tsutomu Kasori
Full-time Statutory Auditor	Kazuyuki Furukawa
Full-time Statutory Auditor	Hidetsugu Iriyama
Full-time Statutory Auditor	Hiroaki Mori
Full-time Statutory Auditor	Kazuo Nagasawa

8. Amount of remuneration paid to the account auditors:

(1)	Total amount of remuneration payable to the account auditors by the Company and its subsidiaries:	¥60 million
(2)	Of the total amount set forth in item (1) above, the total amount of remuneration payable for services (audit certificate services) under Article 2, paragraph 1 of the Certified Public Accountant Law of Japan:	¥60 million
(3)	Of the total amount set forth in item (2) above, the total amount of remuneration payable by the Company to the account auditors as its account auditors:	¥32 million

(Note) The amount of remuneration for audits under the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations and the amount of remuneration for audits under the Securities and Exchange Law of Japan are not separated in the audit agreement between the Company and the account auditors and cannot actually be separated. Hence, the amount in item (3) above includes both amounts.

III. Important fact concerning the state of the Company which occurred after the date of the closing of accounts:

(Exemption of the payment obligations for the substitutional portion of employees' pension fund liabilities)

As a result of the enforcement of the Defined Benefit Corporate Pension Law of Japan, the Company received approval from the Minister for Health, Labour and Welfare for

termination of the future payment obligations for the substitutional portion of employees' pension fund liabilities on April 22, 2005.

The Company also expects to receive approval from the Minster for the exemption of the past payment obligations for the substitutional portion of employees' pension fund liabilities during the business term ending March 31, 2006. Gains or losses related to this process will be recognized at the time of the approval.

If the approval for the exemption of the past payment obligations is given during the business term ending March 31, 2006, it will have an effect on the operating results for the period. However, the amount of the effect remains unspecified as the method of calculating the plan assets to be returned to the government has not yet been determined.

(Note) Figures of the amounts in the business report are stated by discarding any fractions of the units presented.

CONSOLIDATED BALANCE SHEET
(As of March 31, 2005)

ASSETS	(million yen)
Current assets:	**1,643,604**
Cash on hand and in banks	67,302
Trade notes and trade accounts receivable	968
Operating loans	1,599,635
Short-term loans receivable	44,376
Deferred tax assets	29,660
Other current assets	32,013
Allowance for doubtful accounts	(130,352)
Fixed assets:	**141,538**
Tangible fixed assets:	**79,527**
Buildings and structures	16,420
Furniture, fixtures and transportation equipment	12,094
Land	50,711
Construction in progress	301
Intangible fixed assets:	**24,942**
Consolidation adjustments	14,486
Other intangible fixed assets	10,456
Investments and other assets:	**37,067**
Investment securities	18,650
Deferred tax assets	4,658
Other investments	13,758
TOTAL ASSETS	**1,785,142**

LIABILITIES	(million yen)
Current liabilities:	**367,632**
Trade notes and trade accounts payable	709
Short-time loans payable	82,706
Current portion of long-term loans payable	188,123
Current portion of bonds	50,000
Accrued corporate income tax, etc.	25,879
Reserve for bonuses	3,571
Provision for loss on guarantees of obligations	923
Other current liabilities	15,718
Long-term liabilities:	**612,669**
Bonds	215,000
Long-term loans payable	380,424
Reserve for retirement allowances	14,333
Reserve for retirement gratuities for officers	378
Provision for loss on compensation	860
Other long-term liabilities	1,672
TOTAL LIABILITIES	**980,301**
Minority interests:	**10,854**
SHAREHOLDERS' EQUITY	
Capital:	**80,737**
Additional paid-in capital:	**138,458**
Retained earnings:	**575,196**
Revaluation difference of other securities, etc.:	**3,432**
Foreign currency translation adjustments:	**(1,051)**
Treasury stock:	**(2,786)**
TOTAL SHAREHOLDERS' EQUITY	**793,986**
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	**1,785,142**

CONSOLIDATED STATEMENT OF INCOME

(For the period from April 1, 2004 to March 31, 2005)

(million yen)

Ordinary income and loss		
Operating income and loss:		
Operating income:		
Interest on operating loans	352,330	
Other financing income	17	
Goods sold	2,761	
Other operating income	14,751	**369,860**
Operating expenses:		
Financing expenses	17,777	
Cost of goods sold	1,780	
Other operating expenses	222,001	241,559
Operating income		**128,301**
Non-operating income and loss:		
Non-operating income:		
Interest and dividend received	1,349	
Insurance and insurance dividend received	319	
Income from contribution to anonymous associations	639	
Investment income on equity method	399	
Other non-operating income	807	**3,514**
Non-operating expenses:		
Interest paid	82	
New share issue expenses	230	
Expenses of office relocation, etc.	265	
Other non-operating expenses	415	**994**
Ordinary income		**130,821**
Special income and loss		
Special income:		
Income from sale of investment securities	702	709
Other special income	6	
Special losses:		
Loss from retirement of fixed assets	1,372	
Loss on impairment of fixed assets	1,268	
Loss on sale of receivables	383	
Valuation loss of investment securities	29	
Valuation loss of deposits for golf club membership	38	
Valuation loss of investments in related companies	1,256	
Other special losses	6	**4,356**
Income before tax		**127,174**
Corporate income, inhabitant and enterprise taxes	41,569	
Adjustment to corporate income tax, etc.	10,438	52,007
Minority interests in loss		212
Unappropriated retained earnings for the term		**75,378**

Copy of Account Auditors' Consolidated Audit Report

INDEPENDENT AUDITORS' AUDIT REPORT

May 9, 2005

To: The Board of Directors
Promise Co., Ltd.

ChuoAoyama Audit Corporation

By Masayuki Tominaga (seal)
Certified Public Accountant
Specified and Engagement Partner

By Shigehiko Kataoka (seal)
Certified Public Accountant
Specified and Engagement Partner

By Hidenori Nagano (seal)
Certified Public Accountant
Specified and Engagement Partner

In accordance with the provision of Article 19-2, paragraph 3 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan, this firm has audited the consolidated financial statements, or consolidated balance sheet and consolidated statement of income for the 44th business term of Promise Co., Ltd. (the "Company"), covering the period from April 1, 2004 to March 31, 2005. Management of the Company is responsible for preparing such consolidated financial statements and our responsibility is to express our opinions thereon from an independent standpoint.

We made such audit in compliance with generally accepted fair and reasonable auditing standards in Japan. The auditing standards require us to have a reasonable assurance whether any material misrepresentation exists in the consolidated financial statements or not. Our audit was made on a test basis and included the examination of the presentations in their entirety in the consolidated financial statements, including the evaluation of the accounting policies and methods of application thereof employed by management and estimates made by management. We consider that as a result of our audit, we have obtained a reasonable basis for expressing our opinions. The auditing procedures also included those followed in respect of any of the subsidiaries of the Company as we considered necessary.

As a result of such audit, we are of the opinion:

(1) Such consolidated financial statements fairly present the state of the property and profit and loss of the corporate group consisting of the Company and its consolidated subsidiaries in accordance with laws, ordinances and the Articles of Incorporation; and

(2) As discussed in Note 2 as a change in its accounting policy, the Company has adopted the Accounting Standard for Impairment of Fixed Assets (the "Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" (Business Accounting Council, August 9, 2002) and the "Guidance on Accounting Standard for Impairment of Fixed Assets" (Guidance on Corporate Accounting Standard No. 6, October 31, 2003) as from the business term under review. The application of the Standard and the Guidance, which have been made available for application as from the business term ended March 31, 2004, is proper.

Subsequent event:

As an event after the date of the closing of accounts, the exemption of the payment obligations for the substitutional portion of employees' pension fund liabilities is reported in the business report.

There is no such relation of interests between the Company and this audit corporation or any participating partner thereof as is required to be stated under the Certified Public Accountant Law.

AUDITORS' REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

We, the Board of Statutory Auditors of the Company, upon receipt from each Statutory Auditor of his method and results of auditing the consolidated financial statements (consolidated balance sheet and consolidated statement of income) for the 44th business term from April 1, 2004 to March 31, 2005, prepared this audit report upon deliberation and hereby report as follows:

1. Method of audit by Statutory Auditors in outline:

Each Statutory Auditor, in accordance with the audit policy, audit plans, etc., as determined by the Board of Statutory Auditors, received from Directors, etc. and the account auditors reports and explanations on the consolidated financial statements and audited the same. We also required the subsidiaries to render reports on their accounts and made investigation into the state of their business activities and properties whenever necessary.

2. Results of audit:

We are of the opinion:

(1) That the method and results of the audit made by ChuoAoyama Audit Corporation, the Company's account auditors, are found to be proper;

(2) That based on the investigations of the subsidiaries, there is nothing to be pointed out with respect to the consolidated financial statements.

May 12, 2005

Promise Co., Ltd.
The Board of Statutory Auditors

Hidetsugu Iriyama (seal)
(Full-time) Statutory Auditor

Hiroaki Mori (seal)
(Full-time) Statutory Auditor

Kazuo Nagasawa (seal)
(Full-time) Statutory Auditor

Kazuyuki Furukawa (seal)
Statutory Auditor

Note: Statutory Auditors Hiroaki Mori and Kazuo Nagasawa are outside statutory auditors as provided for in Article 18, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations".

BALANCE SHEET
(As of March 31, 2005)

ASSETS (million yen)

Current assets:	**1,480,747**
Cash on hand and in banks	58,204
Operating loans	1,326,794
Short-term loans receivable	149,483
Prepaid expenses	1,618
Accrued income	12,445
Deferred tax assets	25,189
Other current assets	4,412
Allowance for doubtful accounts	(97,400)
Fixed assets:	**172,350**
Tangible fixed assets:	**68,714**
Buildings	11,079
Structures	1,770
Furniture and fixtures	11,464
Land	44,219
Construction in progress	179
Intangible fixed assets:	**6,963**
Software	6,051
Telephone rights	870
Other intangible fixed assets	41
Investments and other assets:	**96,672**
Investment securities	11,649
Investments in related companies	69,200
Long-term prepaid expenses	961
Guarantee money deposited	9,331
Deferred tax assets	3,821
Other investments	1,707
TOTAL ASSETS	**1,653,098**

LIABILITIES (million yen)

Current liabilities:	**277,306**
Current portion of long-term loans payable	185,710
Current portion of bonds	50,000
Other accounts payable	9,342
Accrued expenses	3,122
Accrued corporate income tax, etc.	22,585
Reserve for bonuses	2,989
Provision for loss on guarantees of obligations	193
Other current liabilities	3,362
Long-term liabilities:	**601,304**
Bonds	215,000
Long-term loans payable	371,329
Long-term accounts payable	112
Reserve for retirement allowances	13,681
Reserve for retirement gratuities for officers	280
Provision for loss on compensation	860
Other long-term liabilities	40
TOTAL LIABILITIES	**878,611**

SHAREHOLDERS' EQUITY

Capital:	**80,737**
Additional paid-in capital:	**127,381**
Capital reserve	112,639
Other additional paid-in capital	14,741
Income from disposition of shares of treasury stock	14,741
Retained earnings:	**565,722**
Earned surplus reserve	12,263
Voluntary reserve	485,700
General reserve	485,700
Unappropriated retained earnings for the current term	67,758
Revaluation difference of other securities, etc.:	**3,431**
Treasury stock:	**(2,786)**
TOTAL SHAREHOLDERS' EQUITY	**774,486**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**1,653,098**

PROPOSED APPROPRIATION OF RETAINED EARNINGS

Appropriation of Unappropriated retained earnings for the term

Unappropriated retained earnings for the term	¥67,758,854,016

To be appropriated as follows:

Dividends	¥7,398,179,800
(¥55 per share)	
[Ordinary dividend ¥50]	
[Tie-up commemorative dividend ¥5]	
Bonuses for officers	¥117,200,000
(for Statutory Auditors:	¥26,600,000)
Voluntary reserve	
General reserve	¥53,000,000,000
Retained earnings to be carried forward to the next term	¥7,243,474,216

Appropriation of other retained earnings

Other retained earnings	14,741,180,436

To be appropriated as follows:

Other retained earnings to be carried forward to the next term	14,741,180,436

Copy of Account Auditors' Consolidated Audit Report

INDEPENDENT AUDITORS' AUDIT REPORT

May 9, 2005

To: The Board of Directors
Promise Co., Ltd.

ChuoAoyama Audit Corporation

By Masayuki Tominaga (seal)
Certified Public Accountant
Specified and Engagement Partner

By Shigehiko Kataoka (seal)
Certified Public Accountant
Specified and Engagement Partner

By Hidenori Nagano (seal)
Certified Public Accountant
Specified and Engagement Partner

In accordance with the provision of Article 2, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations", this firm has audited the financial statements, or balance sheet, statement of income, business report (to the extent it relates to accounting) and proposed appropriation of retained earnings and their accompanying detailed statements (to the extent they relate to accounting) for the 44th business term of Promise Co., Ltd. (the "Company"), covering the period from April 1, 2004 to March 31, 2005. The portions of the business report and the accompanying detailed statements subjected to audit consisted of those of the matters contained therein which were stated on the basis of the entries in the books of accounts. Management of the Company is responsible for preparing such financial statements and their accompanying detailed statements and our responsibility is to express our opinions thereon from an independent standpoint.

We made such audit in compliance with generally accepted fair and reasonable auditing standards in Japan. The auditing standards require us to have a reasonable assurance whether any material misrepresentation exists in the financial statements and their accompanying detailed statements or not. Our audit was made on a test basis and included the examination of the presentations in their entirety in the financial statements and their accompanying detailed statements, including the evaluation of the accounting policies and

methods of application thereof employed by management and estimates made by management. We consider that as a result of our audit, we have obtained a reasonable basis for expressing our opinions. The auditing procedures also included those followed in respect of any of the subsidiaries of the Company as we considered necessary.

As a result of such audit, we are of the opinion:

(1) Such balance sheet and statement of income present fairly the state of the property and profit and loss of the Company in accordance with laws, ordinances and the Articles of Incorporation;

(2) As discussed in Note 2 as a change in its accounting policy, the Company has adopted the Accounting Standard for Impairment of Fixed Assets (the "Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" (Business Accounting Council, August 9, 2002) and the "Guidance on Accounting Standard for Impairment of Fixed Assets" (Guidance on Corporate Accounting Standard No. 6, October 31, 2003) as from the business term under review. The application of the Standard and the Guidance, which have been made available for application as from the business term ended March 31, 2004, is proper;

(3) The business report (to the extent it relates to accounting) presents fairly the state of the Company in accordance with laws, ordinances and the Articles of Incorporation;

(4) The proposed appropriation of retained earnings is in conformity with laws, ordinances and the Articles of Incorporation; and

(5) With respect to the accompanying detailed statements (to the extent they relate to accounting), there is nothing to be pointed out in accordance with the provisions of the Commercial Code.

Subsequent event:

As an event after the date of the closing of accounts, the exemption of the payment obligations for the substitutional portion of employees' pension fund liabilities is reported in the business report.

There is no such relation of interests between the Company and this audit corporation or any participating partner thereof as is required to be stated under the Certified Public Accountant Law.

Copy of Consolidated Audit Report of the Board of Statutory Auditors

AUDIT REPORT

We, the Board of Statutory Auditors of the Company, upon receipt from each Statutory Auditor of his method and results of auditing the performance by Directors of their duties during the 44th business term from April 1, 2004 to March 31, 2005, prepared this audit report upon deliberation and hereby report as follows:

1. Method of Audit by Statutory Auditors in Outline:

Each Statutory Auditor, in accordance with the audit policy, assignment of duties, etc., as determined by the Board of Statutory Auditors, attended meetings of the Board of Directors and other important meetings, received from Directors, etc., reports on the business operations, inspected important decision documents, etc., made investigation into the state of activities and property at the head office and the principal places of business of the Company, required the Company's Account Auditors to render reports and accounts and examined the financial statements and their accompanying detailed statements. We also required the subsidiaries to render reports on their business operations and made investigation into the state of activities and property at the subsidiaries whenever necessary.

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders and acquisition and disposition, etc. by the Company of its own shares, we, in addition to following the aforementioned method of audit, required Directors, etc. to render reports and made a full investigation into the state of any transaction in question, whenever necessary.

2. Results of audit:

We are of the opinion:

(1) That the method and results of the audit made by ChuoAoyama Audit Corporation, the Company's Account Auditors, are found to be proper;

(2) That the business report is found to present fairly the state of the Company in accordance with the laws, ordinances and the Articles of Incorporation;

(3) That the proposition relating to the appropriation of retained earnings is found to have nothing to be pointed out in the light of the state of property of the Company and other circumstances;

(4) That the accompanying detailed statements are found to present fairly the matters to be stated therein and to contain nothing to be pointed out; and

(5) That in connection with the performance by Directors of their duties, including the performance with regard to the subsidiaries, no dishonest act or material fact of violation of the laws, ordinances or the Articles of Incorporation is found to exist.

With respect to any competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders and acquisition and disposition, etc. by the Company of its own shares, we find that there is no breach of duties on the part of the Directors.

May 12, 2005

Promise Co., Ltd.
The Board of Statutory Auditors

Hidetsugu Iriyama (seal)
(Full-time) Statutory Auditor

Hiroaki Mori (seal)
(Full-time) Statutory Auditor

Kazuo Nagasawa (seal)
(Full-time) Statutory Auditor

Kazuyuki Furukawa (seal)
Statutory Auditor

Note: Statutory Auditors Hiroaki Mori and Kazuo Nagasawa are outside statutory auditors as provided for in Article 18, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations".

INFORMATION RELATING TO VOTING

1. Total number of voting rights held by all the shareholders:

   2,689,580 rights

2. Propositions and explanatory information:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 44th business term

The particulars of the proposition are as set forth on page 28 hereof.

With regard to dividends for the business term under review, management proposes to pay ¥55 per share (ordinary dividend: ¥50, tie-up commemorative dividend: ¥5), by taking into consideration the economic and financial conditions and the business results of the Company for the business term under review and in commemoration of the capital and business tie-up with Sumitomo Mitsui Financial Group, Inc. As a result, the annual dividend per share for the business term under review will be ¥105, including the interim dividend of ¥50 per share.

Proposition No. 2: Amendment to the Articles of Incorporation

1. Reasons for the amendment

In accordance with the enforcement on February 1, 2005 of the "Law to Amend Part of the Commercial Code, Etc. for Introduction of Electronic Public Notice System" (2004 Law No. 87) of Japan, it is hereby proposed that the Company change the method of giving public notice from insertion in the Nihon Keizai shimbun to electronic public notification and simultaneously, provide for a measure in case that electronic public notification is unavailable due to any unavoidable cause.

2. Content of the amendment

The content of the amendment is shown as follows:

(The underlines show amendment)

Current Articles	Proposed amendment
(Method of giving public notices) Article 4. Public notices of the Company shall be inserted in the Nihon Keizai Shimbun.	(Method of giving public notices) Article 4. Public notices of the Company <u>shall be given by electronic public notification; provided, however, that in case of any accident or other unavoidable cause that renders such electronic public notification unavailable, a public notice shall be inserted in the Nihon Keizai Shimbun.</u>

Current Articles	Proposed amendment
Article 5. through Article 33. (Descriptions omitted)	Article 5. through Article 33. (Same as existing)

Proposition No. 3: Election of two Directors

(Translation omitted)

Proposition No. 4: Election of two Statutory Auditors

(Translation omitted)

Proposition No. 5: Granting of retirement gratuities to the retiring Statutory Auditors

(Translation omitted)

- END -

(Excerpt Translation)

FILE NO. 82-4837

June 21, 2005

To the Shareholders:

Notice of Resolutions of the 44th Ordinary General Meeting of Shareholders

Dear Shareholders:

Please take notice that at the 44th Ordinary General Meeting of Shareholders of the Company held today, reports were made and resolutions were adopted as described below.

Yours very truly,

Hiroki Jinnai
President and Representative Director

Promise Co., Ltd.
2-4, Otemachi 1-chome, Chiyoda-ku,
Tokyo

Description

Matters reported:

1. Report on the business report, consolidated balance sheet and consolidated statement of income for the 44th business term (from April 1, 2004 to March 31, 2005) and the results of audit of the consolidated financial statements for the 44th business term by the account auditors and the Board of Statutory Auditors

   Report was made on the above business report, consolidated financial statements and results of audit.

2. Report on the balance sheet and statement of income for the 44th business term (from April 1, 2004 to March 31, 2005)

   Report was made on the above financial statements.

Matters for resolution:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 44th business term

The proposition was approved and adopted as proposed.

The year-end dividend was determined to be ¥55 per share (ordinary dividend: ¥50, tie-up commemorative dividend: ¥5). As a result, the annual dividend per share for the business term under review is ¥105, including the interim dividend of ¥50 per share.

Proposition No. 2: Amendment to the Articles of Incorporation

The proposition was approved and adopted as proposed.

Proposition No. 3: Election of two Directors

Messrs. Yasuhisa Ichikawa and Norio Kinoshita were elected and assumed office, respectively.

Proposition No. 4: Election of two Statutory Auditors

Messrs. Kazuya Koshida and Yukio Yoshida were elected and assumed office, respectively.

Proposition No. 5: Granting of retirement gratuities to the retiring Statutory Auditors

The proposition was approved and adopted as proposed.

- END -

Non-Consolidated Financial Results for the Fiscal Year Ended March 31, 2005

The summary of this document (unaudited) has been translated from the original Japanese document released on April 25, 2005 for reference only.
In the event of any discrepancy between this translated document and the original Japanese document, the original document shall prevail.

Company Name: Promise Co., Ltd.
Stock Code: 8574
(URL: http://cyber.promise.co.jp/)
Stock Listing: Tokyo Stock Exchange
Head Office: Tokyo

President and Representative Director: Hiroki Jinnai
Inquiries: Yasuhiko Katsumi, General Manager, Corporate Communications Dept.
TEL: 81-3-3287-1515

Date of Board of Directors' Meeting on Fiscal Year-End Account Closing: April 25, 2005
Interim Dividend System: Applicable
Date of Payment of Dividends (Planned): June 22, 2005
General Meeting of Shareholders: June 21, 2005
Unit Stock System: Applicable (1 unit = 50 shares)

1. Non-Consolidated Financial Results for the Fiscal Year Ended March 2005 (Apr. 1, 2004 — Mar. 31, 2005)

(1) Non-Consolidated Operating Results

(Note: In this report, amounts of less than one million yen are omitted and per share figures are rounded down to two decimal places)

	Operating income		Operating profit		Recurring profit	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Year ended Mar. 31, 2005	313,041	(2.8)	116,129	40.4	118,171	40.0
Year ended Mar. 31, 2004	322,167	(1.3)	82,735	(21.5)	84,434	(21.1)

	Net income		Net income per share	Diluted net income per share	ROE	Recurring profit to total asset ratio	Recurring profit to operating income ratio
	Millions of yen	%	Yen	Yen	%	%	%
Year ended Mar. 31, 2005	68,174	38.2	521.02	520.86	9.7	7.1	37.7
Year ended Mar. 31, 2004	49,318	(19.7)	406.05	—	8.1	5.0	26.2

Notes: 1. Average number of shares
Year ended Mar. 31, 2005: 130,622,213
Year ended Mar. 31, 2004: 121,278,983
2. Change in accounting method: Applicable (early application of asset impairment accounting)
3. Percentages for operating income, operating profit, recurring profit and net income represent percentage changes from the previous fiscal year.

(2) Dividends

	Cash dividends per share for the fiscal year			Total cash dividends (Annual)	Payout ratio	Dividends to shareholders' equity ratio
		Sept. 30, 2005	Mar. 31, 2006			
	Yen	Yen	Yen	Millions of yen	%	%
Year ended Mar. 31, 2005	105.00	50.00	55.00	14,118	20.2	1.8
Year ended Mar. 31, 2004	100.00	50.00	50.00	12,095	24.6	1.9

Note: Breakdown of cash dividends for the year ended Mar. 31, 2005
Cash dividends per share: ¥50
Commemorative cash dividends per share: ¥5

(3) Non-Consolidated Financial Position

	Total assets	Shareholders' equity	Equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
Year ended Mar. 31, 2005	1,653,098	774,486	46.9	5,756.77
Year ended Mar. 31, 2004	1,668,134	624,010	37.4	5,155.72

Notes: 1. Number of shares outstanding
Mar. 31, 2005: 134,514,360
Mar. 31, 2004: 121,018,416
2. Number of shares of treasury stock
Mar. 31, 2005: 352,305
Mar. 31, 2004: 4,948,249

2. Forecast for the Fiscal Year Ending March 31, 2006 (Apr. 1, 2005 — Mar. 31, 2006)

	Operating income	Recurring profit	Net income	Cash dividends per share for the fiscal year		
				Sept. 30, 2005	Mar. 31, 2006	
	Millions of yen	Millions of yen	Millions of yen	Yen	Yen	Yen
Six months ending Sept. 30, 2005	155,096	50,200	29,500	52.50	—	—
Year ending Mar. 31, 2006	312,790	100,000	62,500	—	52.50	105.00

Reference: Projected net income per share for the fiscal year ending Mar. 31, 2006: ¥463.76

Notes: 1. Projected net income per share for the fiscal year ending Mar. 31, 2006 is calculated based on projected average number of shares of 134,514,360.
2. The above forecasts are based on information currently available to the Company at the time of the release of this report. Actual results could differ materially from projections due to various factors.

Non-Consolidated Financial Statements

(1) Non-Consolidated Balance Sheets

(Millions of yen)

Classification	FY 2004 (Mar. 31, 2004)			FY 2005 (Mar. 31, 2005)			Change
	Amount		%	Amount		%	Amount
(Assets)							
I Current assets							
1 Cash and deposits		44,618			58,204		13,586
2 Consumer loans receivable:							
Principal		1,352,847			1,326,794		(26,052)
3 Short-term loans		50,728			53,183		2,454
4 Prepaid expenses		2,621			1,618		(1,003)
5 Accrued income		13,025			12,445		(579)
6 Loans to affiliates		108,840			96,300		(12,540)
7 Deferred tax assets		34,789			25,189		(9,599)
8 Other		3,212			4,412		1,200
Allowance for credit losses		(108,300)			(97,400)		10,900
Total current assets		1,502,382	90.1		1,480,747	89.6	(21,634)
II Fixed assets							
1 Property and equipment							
(1) Buildings	21,419			21,824			
Accumulated depreciation	9,929	11,490		10,744	11,079		(410)
(2) Structures	4,241			4,180			
Accumulated depreciation	2,241	2,000		2,409	1,770		(229)
(3) Furniture and fixtures	28,800			27,709			
Accumulated depreciation	19,078	9,721		16,245	11,464		1,742
(4) Land		45,354			44,219		(1,134)
(5) Construction work in progress		—			179		179
Total property and equipment		68,566	4.1		68,714	4.2	147
2 Intangible fixed assets							
(1) Software		4,801			6,051		1,249
(2) Telephone rights		961			870		(91)
(3) Other		73			41		(32)
Total intangible fixed assets		5,837	0.3		6,963	0.4	1,126
3 Investments and advances							
(1) Investments in securities		24,763			11,649		(13,113)
(2) Stock of affiliates		49,417			69,200		19,783
(3) Investments in equity other than capital stock		737			0		(737)
(4) Long-term loans to affiliates		1,810			—		(1,810)
(5) Long-term prepaid expenses		1,009			961		(48)
(6) Guaranty money deposited		9,237			9,331		94
(7) Deferred tax assets		2,853			3,821		967
(8) Other		1,519			1,707		187
Total investments and advances		91,347	5.5		96,672	5.8	5,324
Total fixed assets		165,751	9.9		172,350	10.4	6,598
Total assets		1,668,134	100.0		1,653,098	100.0	(15,036)

(Millions of yen)

Classification	FY 2004 (Mar. 31, 2004) Amount	%	FY 2005 (Mar. 31, 2005) Amount	%	Change Amount
(Liabilities)					
I Current liabilities					
1 Current portion of long-term debt	189,555		185,710		(3,844)
2 Bonds scheduled for redemption within one year	50,000		50,000		—
3 Accounts payable	32,311		9,342		(22,968)
4 Accrued expenses	3,671		3,122		(549)
5 Accrued income taxes	12,869		22,585		9,716
6 Deposits	3,281		3,170		(110)
7 Income in advance	66		18		(48)
8 Reserve for bonuses	3,110		2,989		(121)
9 Accruals for debt guarantees	70		193		123
10 Other	263		173		(89)
Total current liabilities	295,199	17.7	277,306	16.8	(17,892)
II Long-term liabilities					
1 Corporate bonds	255,000		215,000		(40,000)
2 Long-term debt	477,077		371,329		(105,747)
3 Long-term accounts payable	559		112		(447)
4 Accrued severance indemnities for employees	12,688		13,681		992
5 Allowance for retirement benefits for directors and auditors	288		280		(8)
6 Accruals for loss guarantees	2,700		860		(1,839)
7 Other	609		40		(569)
Total long-term liabilities	748,923	44.9	601,304	36.3	(147,618)
Total liabilities	1,044,123	62.6	878,611	53.1	(165,511)
(Shareholders' equity)					
I Common stock	49,053	2.9	80,737	4.9	31,684
II Additional paid-in capital					
1 Additional paid-in capital	80,955		112,639		31,684
2 Other additional paid-in capital					
Net gain on sales of treasury stock	254		14,741		14,486
Total additional paid-in capital	81,210	4.9	127,381	7.7	46,170
III Retained earnings					
1 Legal reserves	12,263		12,263		—
2 Voluntary reserves					
Contingency reserve	448,700		485,700		37,000
3 Unappropriated retained earnings	49,427		67,758		18,330
Total retained earnings	510,391	30.6	565,722	34.2	55,330
IV Net unrealized gain on securities	4,151	0.2	3,431	0.2	(719)
V Treasury stock	(20,795)	(1.2)	(2,786)	(0.1)	18,009
Total shareholders' equity	624,010	37.4	774,486	46.9	150,475
Total liabilities and shareholders' equity	1,668,134	100.0	1,653,098	100.0	(15,036)

(2) Non-Consolidated Statements of Income

(Millions of yen)

Classification	FY 2004 (Apr.1, 2003 — Mar. 31, 2004) Amount		%	FY 2005 (Apr.1, 2004 — Mar. 31, 2005) Amount		%	Change Amount
I Operating income							
1 Interest on consumer loans		314,681			305,470		(9,210)
2 Other financial revenues							
(1) Interest on deposits	3			7			
(2) Interest on loans	2,002	2,005		1,870	1,877		(127)
3 Other operating income		5,481			5,693		212
Total operating income		322,167	100.0		313,041	100.0	(9,126)
II Operating expenses							
1 Financial expenses							
(1) Interest expense	18,886			16,307			
(2) Other	1,250	20,136		1,123	17,431		(2,705)
2 Other operating expenses							
(1) Advertising expenses	13,441			14,227			
(2) Provision for uncollectible loans	108,017			77,689			
(3) Credit losses	7,237			—			
(4) Provision for debt guarantees	70			244			
(5) Employees' salaries and bonuses	22,983			19,099			
(6) Provision for bonuses	3,110			2,989			
(7) Net periodic benefit cost	2,875			2,791			
(8) Allowance for retirement accounts for directors and auditors	46			43			
(9) Employee welfare expenses	3,238			2,590			
(10) Rent expenses	10,649			8,485			
(11) Depreciation	5,890			6,348			
(12) Fee expenses	15,826			17,053			
(13) Communications expenses	3,784			3,678			
(14) Other	22,123	219,295		24,239	179,480		(39,815)
Total operating expenses		239,432	74.3		196,912	62.9	(42,520)
Operating profit		82,735	25.7		116,129	37.1	33,394
III Non-operating revenues							
1 Interest on loans	245			203			
2 Dividend income	1,089			1,114			
3 Insurance money received and insurance dividends	237			319			
4 Equity in earnings of Tokumei Kumiai	405			447			
5 Miscellaneous income	314	2,292	0.7	676	2,759	0.8	467
IV Non-operating expenses							
1 New share issuing expense	—			230			
2 Bond issue expenses	7			8			
3 Expense for relocation of offices	321			227			
4 Expense for dissolution of offices	71			81			
5 Miscellaneous losses	191	593	0.2	169	718	0.2	124
Recurring profit		84,434	26.2		118,171	37.7	33,736

(Continued) (Millions of yen)

Classification	FY 2004 (Apr.1, 2003 — Mar. 31, 2004) Amount		%	FY 2005 (Apr.1, 2004 — Mar. 31, 2005) Amount		%	Change Amount
V Extraordinary income							
1 Gain on sales of property and equipment	—			4			
2 Net gain on sales of investments in securities	501			702			
3 Gain on sales of investment in subsidiaries	23,737			—			
4 Other	—	24,238	7.5	0	707	0.2	(23,531)
VI Extraordinary losses							
1 Net loss on disposal of property and equipment	1,763			1,184			
2 Net loss on sales of property and equipment	13			150			
3 Asset impairment loss	—			1,015			
4 Net loss on sales of investments in securities	51			—			
5 Impairment loss on deposits for golf club membership	47			37			
6 Loss on valuation of investments in subsidiaries	189			1,560			
7 Provision for loss guarantees	2,700			—			
8 Special retirement payments	18,745			—			
9 Other	38	23,549	7.3	36	3,984	1.2	(19,565)
Income before income taxes		85,123	26.4		114,895	36.7	29,771
Income taxes Current	37,800			37,595			
Deferred	(1,994)	35,805	11.1	9,125	46,720	14.9	10,915
Net income		49,318	15.3		68,174	21.8	18,855
Balance carried forward		6,154			6,304		149
Cash dividends		6,045			6,720		674
Unappropriated retained earnings		49,427			67,758		18,330

(3) Appropriation of Profit

(Millions of yen)

Classification	FY 2004 (Jun. 23, 2004)* Amount		FY 2005 (Jun. 21, 2005)* Amount		Change Amount	
(Appropriation of unappropriated retained earnings)						
I Unappropriated retained earnings		49,427		67,758		18,330
II To be appropriated as follows						
1 Dividends	6,049		7,398		1,348	
2 Directors' bonuses	73		117		44	
[Of which auditors' bonuses]	[13]		[26]		[12]	
3 Voluntary reserve						
Contingency reserve	37,000	43,123	53,000	60,515	16,000	17,392
III Amount carried forward to next period		6,304		7,243		938
(Appropriation of other capital surplus)						
I Other capital surplus						
1 Net gain on sales of treasury stock		254		14,741		14,486
II Amount carried forward to next period						
1 Net gain on sales of treasury stock		254		14,741		14,486

Notes: 1.* denotes date of General Meeting of Shareholders for FY2004 and planned for FY2005.
2. For the previous fiscal year, interim cash dividends of ¥6,045 million (¥50.00 per share) were paid on December 1, 2003.
3. For the fiscal year under review, interim cash dividends of ¥6,720 million (¥50.00 per share) were paid on December 1, 2004.

(4) Material Items Related to Basis of Presentation of Non-Consolidated Financial Statements

FY 2004 (Apr. 1, 2003 — Mar. 31, 2004)	FY 2005 (Apr. 1, 2004 — Mar. 31, 2005)
1. Standards and Methods for Valuing Investment Securities	**1. Standards and Methods for Valuing Investment Securities**
(1) Investment securities Investments in stocks of non-consolidated subsidiaries and affiliates are valued on a cost basis using the moving average method.	(1) Investment securities (No change)
(2) Other securities [1] Marketable Other securities are stated at market value as of the fiscal year-end. Adjustments to market value are recorded as an increase or decrease in shareholders' equity. Costs of their sales are determined by the moving average method.	(2) Other securities [1] (No change)
[2] Other securities that are not marketable are stated at cost, with cost being determined by the moving average method.	[2] (No change)
2. Standards and Methods for Valuing Derivatives Derivatives Derivatives are stated at market value.	**2. Standards and Methods for Valuing Derivatives** Derivatives (No change)
3. Method of Depreciation of Fixed Assets	**3. Method of Depreciation of Fixed Assets**
(1) Property and equipment Property and equipment are principally depreciated using the declining-balance method. However, buildings (excluding associated equipment) acquired on or after April 1, 1998 are depreciated using the straight-line method over the estimated useful lives of the assets. Moreover, small-sum assets of more than ¥100,000 and less than ¥200,000 are depreciated uniformly over a period of three years. The main useful lives are as follows: Buildings and structures: 3–50 years Equipment and fixtures: 2–20 years	(1) Property and equipment (No change)
(2) Intangible fixed assets Intangible fixed assets are depreciated using the straight-line method. However, amortization of computer software (for internal use) is principally calculated using the straight-line method over five years, the estimated useful life. Moreover, small-sum assets of more than ¥100,000 and less than ¥200,000 are amortized uniformly over a period of three years.	(2) Intangible fixed assets (No change)
(3) Long-term prepaid expenses Long-term prepaid expenses are amortized on an average basis.	(3) Long-term prepaid expenses (No change)
4. Method of Transaction of Deferred Assets	**4. Method of Transaction of Deferred Assets**
(1) Bond issue expenses Entire amount expensed as incurred.	(1) Bond issue expenses (No change)
(2) ————	(2) New share issuing expense Entire amount expensed as incurred.

FY 2004 (Apr. 1, 2003 — Mar. 31, 2004)	FY 2005 (Apr. 1, 2004 — Mar. 31, 2005)
5. Accounting Basis for Reserves	**5. Accounting Basis for Reserves**
(1) Allowance for credit losses The allowance for credit losses is provisioned at the actual loss rate. Additional provisions are made in amounts deemed necessary to cover possible non-collectible accounts in accordance with the state of consumer loans outstanding.	(1) Allowance for credit losses (No change)
(2) Reserve for bonuses Reserve for bonuses to employees on the payroll at the end of the fiscal year is provisioned based on the expected payment amount.	(2) Reserve for bonuses (No change)
(3) Accruals for debt guarantees Accruals for debt guarantees are provided to cover possible future losses on guarantees at the end of the fiscal year.	(3) Accruals for debt guarantees (No change)
(4) Accrued severance indemnities for employees The amount of accrued severance indemnities for employees is provided based on the amount of the benefit obligation and plan assets as of the fiscal year-end. Prior service cost and actuarial differences are charged to income in a lump sum in the fiscal year in which they occur. The accrued severance indemnities for executive officers are determined separately based on the required payment amount at the end of the fiscal year as stipulated in the Company's bylaws. (Additional information) Due to the large number of retiring employees at year-end in line with the introduction of a voluntary retirement program, special retirement payments have been recorded as extraordinary losses.	(4) Accrued severance indemnities for employees The amount of accrued severance indemnities for employees is provided based on the amount of the benefit obligation and plan assets as of the fiscal year-end. Prior service cost and actuarial differences are charged to income in a lump sum in the fiscal year in which they occur. The accrued severance indemnities for executive officers are determined separately based on the required payment amount at the end of the fiscal year as stipulated in the Company's bylaws.
(5) Allowance for retirement benefits for directors and auditors The past service cost for directors is determined based on the required payment amount at the end of the fiscal year as stipulated in the Company's bylaws.	(5) Allowance for retirement benefits for directors and auditors (No change)
(6) Accruals for loss guarantees The Company has made a provision for estimated loss to cover non-collectible amounts of claims for indemnities due to the sales of investments in subsidiaries.	(6) Accruals for loss guarantees (No change)
6. Accounting for Revenues and Expenses Interest on consumer loans Interest on consumer loans is recognized on an accrual basis. For the Company, accrued interest on loans is determined using the lower of the interest rate specified in the Interest Rate Restriction Law or the contracted interest rate.	**6. Accounting for Revenues and Expenses** Interest on consumer loans (No change)
7. Lease Transactions Where financing leases do not transfer ownership of the leased property to the lessee during the term of the lease, the leased property is not capitalized and the lease expenses are charged to income in the period they are incurred.	**7. Lease Transactions** (No change)

FY 2004 (Apr. 1, 2003 — Mar. 31, 2004)	FY 2005 (Apr. 1, 2004 — Mar. 31, 2005)
8. Hedging (1) Hedge accounting method The Company uses deferral hedge accounting. Exceptional accounting is used to account for interest rate swap agreements and interest rate cap agreements that meet specified conditions.	**8. Hedging** (1) Hedge accounting method (No change)
(2) Hedging instruments and hedging targets Hedging instruments: Interest rate cap agreements and interest rate swap agreements Hedging targets: Funds procured at variable interest rates, for which a rise in market interest rates will contribute to an increase in fund procurement costs (interest payment).	(2) Hedging instruments and hedging targets (No change)
(3) Hedging policy The basic hedging policy is to minimize the impact of sharp movements in interest rates on procured funds.	(3) Hedging policy (No change)
(4) Determining hedging effectiveness The hedging instruments are measured for effectiveness by correlation with respect to the difference between interest rate indicators upon the instruments and positions being hedged.	(4) Determining hedging effectiveness (No change)
(5) Risk management system The Company manages market risk in accordance with methods for managing the various risks arising from financial activities as set forth in Guidelines for Managing Risk by Type, which is contained in the Company's Finance Regulations. Guidelines for Managing Risk by Type is revised in a timely manner in response to changes in the risk environment, whereupon such revisions shall be reported to the Board of Directors.	(5) Risk management system (No change)
9. Other Material Items Related to Basis of Presentation of Non-Consolidated Financial Statements Accounting for consumption taxes National consumption taxes and regional consumption taxes are accounted for at the Company using the net-of-tax method. However, consumption taxes not subject to fixed asset related exclusion are recorded in Other in Investments and advances on the relevant balance sheets and are amortized over five years.	**8. Other Material Items Related to Basis of Presentation of Non-Consolidated Financial Statements** Accounting for consumption taxes (No change)

(5) Changes in Accounting Practices

FY 2004 (Apr. 1, 2003 — Mar. 31, 2004)	FY 2005 (Apr. 1, 2004 — Mar. 31, 2005)
————	**(Accounting standards for impairment of fixed assets)** The Company has adopted accounting standards for impairment of fixed assets (Opinion on the Establishment of Accounting Standards for Impairment of Fixed Assets (Business Accounting Council, August 9, 2002)) and Guidance on Accounting Standards for Impairment of Fixed Assets (Accounting Standards Board of Japan, Practical Guidance No. 6, October 31, 2003) from the fiscal year ended March 31, 2005. Application of these standards resulted in a reduction of ¥1,015 million in income before income taxes. The cumulative impairment loss after revision has been directly charged to individual asset accounts in accordance with regulations for presentation of the non-consolidated financial statements.

(6) Additional Information

FY 2004 (Apr. 1, 2003 — Mar. 31, 2004)	FY 2005 (Apr. 1, 2004 — Mar. 31, 2005)
————	The Local Taxes Amendment Law (Law No. 9, 2003) was promulgated on March 31, 2003, resulting in the introduction of a pro-forma standard taxation system for fiscal years commencing on or after April 1, 2004. In accordance with the introduction of this system, the added value and asset portions of enterprise tax are recorded in Other operating expenses as given in Practical Solution on Presentation for Corporate Size Based Aspect of Corporate Income Tax on Income Statement (Accounting Standards Board of Japan, Practical Guidance No. 12, February 13, 2004) beginning with the fiscal year ended March 31, 2005. As a result of these changes, other operating expenses increased ¥877 million, while operating profit, recurring profit and income before income taxes decreased ¥877 million.

(7) Explanatory Notes
(Footnotes to Non-Consolidated Balance Sheets)

FY 2004 (Mar. 31, 2004)

1. Assets pledged and corresponding liabilities

a) Assets pledged (Millions of yen)

Type	Book value at end of fiscal year
Consumer loans receivable	185,719
Total	185,719

b) Corresponding liabilities (Millions of yen)

Item	Balance at end of fiscal year
Current portion of long-term debt	49,493
Long-term debt	131,188
Total	180,681

In addition to the above, Promise entered into forward contracts of assigning for consumer loans receivable of ¥310,602 million. Corresponding liabilities were long-term debt of ¥297,315 million (including ¥84,126 million current portion of long-term debt) as well as a guaranteed obligation for affiliates of ¥2,845 million.

2. Unsecured consumer loans to individual customers, which were included in Consumer loans receivable, were ¥1,347,657 million.

3. Revolving credit facility

Within lending commitment line contracts for consumer loans, ¥1,352,344 million was in revolving credit facility agreements (automatic renewal through basic revolving loan contract). These are agreements whereby companies can loan repeatedly up to a predetermined amount to a customer on request, if the customer has met the terms and conditions of the contract.

The total balance of revolving credit facilities unused was ¥351,936 million (including ¥252 million in secured revolving credit facilities). This balance includes credit facilities of customers without any loan balance, except for those making no payments or receipt for two years or more.

There are also contracts whose term ends without the lending option being executed, and thus do not necessarily have an impact on future cash flows of the Company.

For changes in the credit status of customers or other credible reasons, each contract contains a provision in which the Company can deny financing for loan applications and upwardly or downwardly revise the maximum credit line.

Even after the completion of contracts, the Company periodically revises contract details and adopts measures to ensure credit safely.

4. Loans to affiliates are loans to consolidated subsidiaries engaged in financing business.

FY 2005 (Mar. 31, 2005)

1. Assets pledged and corresponding liabilities

a) Assets pledged (Millions of yen)

Type	Book value at end of fiscal year
Consumer loans receivable	156,374
Total	156,374

b) Corresponding liabilities (Millions of yen)

Item	Balance at end of fiscal year
Current portion of long-term debt	51,830
Long-term debt	100,004
Total	151,834

In addition to the above, Promise entered into forward contracts of assigning for consumer loans receivable of ¥280,967 million. Corresponding liabilities were long-term debt of ¥269,590 million (including ¥77,989 million current portion of long-term debt) as well as a guaranteed obligation for affiliates of ¥1,996 million.

2. Unsecured consumer loans to individual customers, which were included in Consumer loans receivable, were ¥1,322,701 million.

3. Revolving credit facility

Within lending commitment line contracts for consumer loans, ¥1,326,430 million was in revolving credit facility agreements (automatic renewal through basic revolving loan contract). These are agreements whereby companies can loan repeatedly up to a predetermined amount to a customer on request, if the customer has met the terms and conditions of the contract.

The total balance of revolving credit facilities unused was ¥347,442 million (including ¥226 million in secured revolving credit facilities). This balance includes credit facilities of customers without any loan balance, except for those making no payments or receipt for two years or more.

There are also contracts whose term ends without the lending option being executed, and thus do not necessarily have an impact on future cash flows of the Company.

For changes in the credit status of customers or other credible reasons, each contract contains a provision in which the Company can deny financing for loan applications and upwardly or downwardly revise the maximum credit line.

Even after the completion of contracts, the Company periodically revises contract details and adopts measures to ensure credit safely.

4. (No change)

FY 2004 (Mar. 31, 2004)	FY 2005 (Mar. 31, 2005)

FY 2004 (Mar. 31, 2004)

5. Common stock

Authorized 300,000,000 shares

In the event of retirement of stock pursuant to the Company's articles of incorporation, the number of Company-issued stock will decrease.

Number of shares issued 125,966,665 shares

6. Number of shares of treasury stock held

Common stock 4,948,249 shares

7. Contingent liabilities

(1) Guarantee obligations in the loan guarantee business

¥2,778 million

(2) Warranty obligations

¥29,858 million

This obligation was entailed in the transfer of the entire amount of stock held by Promise in subsidiary GC Co., Ltd. to General Electric Capital Consumer Finance Co., Ltd. (currently GE Consumer Finance Co., Ltd.) and represents the remaining balance of obligations that fall under the category of warranty obligations, which are only one portion of Company debt obligations.

(3) Guarantees of loans to subsidiaries and employees

(Millions of yen)

Borrower	Guarantee amount
(Subsidiaries)	
Pal Servicer Co., Ltd.	10,000
PROMISE (HONG KONG) CO., LTD.	9,959
Liang Jing Co., Ltd.	3,824
Net Future Co., Ltd.	500
Plat Corporation	258
Subtotal	24,541
(Employees)	2
Total	24,544

In foreign currency, guaranteed obligations to PROMISE (HONG KONG) CO., LTD. totaled HK$735 million and to Liang Jing Co., Ltd. totaled NT$1,195 million.

8. Status of non-performing loans (Millions of yen)

Classification	Amount
Credits of bankrupt borrowers	1,135
Delinquent loans	160
Delinquent loans three months or more past the due date	11,132
Restructured loans	47,254
Total	59,681

(1) Credits of bankrupt borrowers are loans under declaration of bankruptcy, reconstruction and similar proceedings, whose accruing interest is not recorded as income because the principal or interest on such loans is unlikely to be recovered in view of the considerable period of postponement of the principal or interest, or other circumstances.

FY 2005 (Mar. 31, 2005)

5. Common stock

Authorized 300,000,000 shares

In the event of retirement of stock pursuant to the Company's articles of incorporation, the number of Company-issued stock will decrease.

Number of shares issued 134,866,665 shares

6. Number of shares of treasury stock held

Common stock 352,305 shares

7. Contingent liabilities

(1) Guarantee obligations in the loan guarantee business

¥4,818 million

(2) Warranty obligations

¥15,410 million

This obligation was entailed in the transfer of the entire amount of stock held by Promise in subsidiary GC Co., Ltd. to General Electric Capital Consumer Finance Co., Ltd. (currently GE Consumer Finance Co., Ltd.) and represents the remaining balance of obligations that fall under the category of warranty obligations, which are only one portion of Company debt obligations.

(3) Guarantees of loans to subsidiaries

(Millions of yen)

Borrower	Guarantee amount
(Subsidiaries)	
PROMISE (HONG KONG) CO., LTD.	8,964
PROMISE (TAIWAN) Co., Ltd.	1,700
Plat Corporation	114
Total	10,778

In foreign currency, guaranteed obligations to PROMISE (HONG KONG) CO., LTD. totaled HK$651 million.

8. Status of non-performing loans (Millions of yen)

Classification	Amount
Credits of bankrupt borrowers	931
Delinquent loans	96
Delinquent loans three months or more past the due date	9,561
Restructured loans	56,896
Total	67,487

(1) (No change)

FY 2004 (Mar. 31, 2004)	FY 2005 (Mar. 31, 2005)
(2) Delinquent loans are credits whose accruing interest is not recorded as income for the same reason as the above and do not include credits of bankrupt borrowers and the loans to which postponement of interest payment was made with the object of reconstructing and supporting the borrowers.	(2) (No change)
(3) Delinquent loans three months or more past the due date are loans which are delinquent for three months or more from the due date of interest or principal under the terms of the related loan agreements and do not include credits of bankrupt borrowers and delinquent loans, as described above.	(3) (No change)
(4) Restructured loans are loans to which a certain concession favorable to borrowers, such as postponement of interest payment and other methods, was made with the object of encouraging repayment and do not include credits of bankrupt borrowers, delinquent loans and delinquent loans three months or more past the due date, as described above. Of ¥47,254 million in restructured loans, restructured loans which are 30 days or less past due were ¥42,674 million.	(4) Restructured loans are loans to which a certain concession favorable to borrowers, such as postponement of interest payment and other methods, was made with the object of encouraging repayment and do not include credits of bankrupt borrowers, delinquent loans and delinquent loans three months or more past the due date, as described above. Of ¥56,896 million in restructured loans, restructured loans which are 30 days or less past due were ¥52,166 million.

FY 2004 (Mar. 31, 2004)

9. Loan collateral

A repurchase agreement of ¥48,964 million is included in Short-term loans.

Consequently, marketable securities are accepted as collateral from the seller of repurchased marketable securities.

The market value for marketable securities received is as follows:

(Millions of yen)

Type	Market value
Commercial paper	32,994
Securities	12,996
Beneficial interest in trust	2,970
Total	48,961

10. The unutilized balance from overdraft contracts on current accounts (including contracts based on overdraft contracts on current accounts) and contracts for the commitment line of loans are as follows:

(Overdraft contracts on current accounts)

(Millions of yen)

Total contracts	50
Contracts exercised	—
Difference	50

(Contracts for the commitment line of loans)

(Millions of yen)

Total contracts	240,140
Contracts exercised	—
Difference	240,140

11. Dividend restrictions

Financial assets are valued using fair value, which resulted in an increase in net assets of ¥4,151 million.

This amount is the total of net assets restricted from appropriation to dividends under Article 124, Paragraph 3 of the Japanese Commercial Code.

FY 2005 (Mar. 31, 2005)

9. Loan collateral

A repurchase agreement of ¥44,376 million is included in Short-term loans.

Consequently, marketable securities are accepted as collateral from the seller of repurchased marketable securities.

The market value for marketable securities received is as follows:

(Millions of yen)

Type	Market value
Commercial paper	24,997
Securities	18,005
Beneficial interest in trust	1,380
Total	44,382

10. The unutilized balance from overdraft contracts on current accounts (including contracts based on overdraft contracts on current accounts) and contracts for the commitment line of loans are as follows:

(Overdraft contracts on current accounts)

(Millions of yen)

Total contracts	50
Contracts exercised	—
Difference	50

(Contracts for the commitment line of loans)

(Millions of yen)

Total contracts	236,890
Contracts exercised	—
Difference	236,890

11. Dividend restrictions

Financial assets are valued using fair value, which resulted in an increase in net assets of ¥3,431 million.

This amount is the total of net assets restricted from appropriation to dividends under Article 124, Paragraph 3 of the Japanese Commercial Code.

(Footnotes to Non-Consolidated Statements of Income)

FY 2004 (Apr. 1, 2003 — Mar. 31, 2004)

1. Bond interest of ¥5,657 million is included in interest expense.

2. ————

3. Gain on sale of investment in subsidiaries is due to the sale of the Company's subsidiary GC Co., Ltd.

4. ————

5. Breakdown of net loss on disposal of property and equipment

	(Millions of yen)
Buildings	447
Structures	113
Furniture and fixtures	1,202
Total	1,763

6. Breakdown of net loss on sales of property and equipment

	(Millions of yen)
Land	0
Furniture and fixtures	13
Total	13

7. ————

FY 2005 (Apr. 1, 2004 — Mar. 31, 2005)

1. Bond interest of ¥5,124 million is included in interest expense.

2. Gain on sales of property and equipment is due to the sale of Company-owned condominiums.

3. ————

4. Other in Extraordinary income comprises sale of golf club membership.

5. Breakdown of net loss on disposal of property and equipment

	(Millions of yen)
Buildings	147
Structures	45
Furniture and fixtures	870
Software	120
Total	1,184

6. Breakdown of net loss on sales of property and equipment

	(Millions of yen)
Buildings	3
Furniture and fixtures	0
Land	32
Telephone rights	113
Total	150

7. During the fiscal year ended March 31, 2005, the following groups of assets of the Company have been charged with impairment losses.

Prefecture	Use	Category
Kagawa	Idle asset	Land
Tokyo	Idle asset	Land
Ishikawa	Idle asset	Land
Osaka	Idle asset	Land
Hiroshima	Idle asset	Land

Method of Grouping Assets

The Company divides its asset groups into two categories: finance for assets related to the financing business and idle assets not related to the financing business for each asset item of other businesses.

Process of Recognizing Asset Impairment Losses and Amount Recorded

Idle assets for which market value has fallen markedly below book value have been adjusted to amounts approaching their potential recovery value. Of the reduction amount, an impairment loss of ¥1,015 million was booked as extraordinary losses.

Method of Calculating Recovery Value

Recovery value is stated as the net sales value. It is calculated using the assessment value, etc., of a real estate appraiser.

FY 2004 (Apr. 1, 2003 — Mar. 31, 2004)	FY 2005 (Apr. 1, 2004 — Mar. 31, 2005)
8. Impairment loss on deposits for golf club membership comprised impairment losses on golf club memberships.	**8.** Impairment loss on deposits for golf club membership comprised impairment losses on golf club memberships.
9. Loss on valuation of investments in subsidiaries comprised impairment losses on valuation of investments in subsidiaries.	**9.** Loss on valuation of investments in subsidiaries comprised impairment losses on valuation of investments in subsidiaries.
10. Special retirement payments is a special added portion resulting from the implementation of a voluntary retirement program.	**10.** ————
11. Other in Extraordinary losses comprises loss on redemption of investments in securities.	**11.** Other in Extraordinary losses comprises a ¥29 million asset impairment charge to investment securities and a ¥6 million benefit dispensation expense paid to disaster victims.
12. Note concerning affiliates Main items included in each topic related to affiliates (Millions of yen) Interest on loans 219 Loan guarantee income 32 Miscellaneous income 29	**12. Note concerning affiliates** Main items included in each topic related to affiliates (Millions of yen) Interest on loans 184 Miscellaneous income 87
13. The basis for classification of financial revenues and financial expenses on the non-consolidated statement of income is as follows:	**13.** The basis for classification of financial revenues and financial expenses on the non-consolidated statement of income is as follows:
(1) Financial revenues are expressed as operating income. Financial revenues exclude all interest on loans and dividends received at affiliated companies (except for the portion for consolidated subsidiaries engaged in the financing business) as well as interest and dividends on investment securities.	(1) Financial revenues are expressed as operating income. (No change)
(2) Financial expenses are expressed as operating expenses. Financial expenses exclude all interest paid that cannot be clearly matched to operating income.	(1) Financial expenses are expressed as operating expenses. (No change)

(Footnotes to Lease Transactions)

FY 2004 (Apr. 1, 2003 — Mar. 31, 2004)

1. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

(1) Equivalent of acquisition cost, accumulated depreciation and net book value of the leased assets at fiscal year-end

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of accumulated depreciation	Equivalent of net book value
Vehicles and carriers	358	244	113
Furniture, fixtures and equipment	3,439	1,867	1,572
Total	3,798	2,112	1,686

(2) Equivalent of aggregate future lease payments

(Millions of yen)

Due within one year	943
Due after one year	797
Total	1,740

(3) Lease fees, equivalent of depreciation and equivalent of interest expense

(Millions of yen)

Lease fees	1,008
Equivalent of depreciation	950
Equivalent of interest expense	61

(4) Method of calculation of equivalent of depreciation
The equivalent of depreciation is calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and has a residual value of zero.

(5) Method of calculation of equivalent of interest expense
The equivalent of interest expense is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.

2. Operating leases

Unexpired leases	(Millions of yen)
Due within one year	97
Due after one year	97
Total	195

FY 2005 (Apr. 1, 2004 — Mar. 31, 2005)

1. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

(1) Equivalent of acquisition cost, accumulated depreciation and net book value of the leased assets at fiscal year-end

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of accumulated depreciation	Equivalent of net book value
Vehicles and carriers	160	123	37
Furniture, fixtures and equipment	3,419	2,702	717
Total	3,580	2,825	754

(2) Equivalent of aggregate future lease payments

(Millions of yen)

Due within one year	668
Due after one year	120
Total	789

(3) Lease fees, equivalent of depreciation and equivalent of interest expense

(Millions of yen)

Lease fees	933
Equivalent of depreciation	869
Equivalent of interest expense	50

(4) Method of calculation of equivalent of depreciation
(No change)

(5) Method of calculation of equivalent of interest expense
(No change)

2. Operating leases

Unexpired leases	(Millions of yen)
Due within one year	97
Due after one year	—
Total	97

(Footnote to Securities)

In fiscal 2004 (as of March 31, 2004), there were no securities with market value among subsidiaries and affiliates.
In fiscal 2005 (as of March 31, 2005), there were no securities with market value among subsidiaries and affiliates.

(Footnotes to Tax Effect Accounting)

FY 2004 (Mar. 31, 2004)

1. Major components of deferred tax assets and deferred tax liabilities

	(Millions of yen)
Deferred tax assets (current):	
Credit losses for receivables and consumer loans	14,967
Allowance for credit losses	13,497
Accrued income	3,470
Accrued enterprise taxes	1,321
Provision for bonuses	1,265
Other	267
Total deferred tax assets (current)	34,789
Deferred tax assets (fixed):	
Amount exceeding the tax limit for accrued severance indemnities for employees	4,432
Provisions for loss guarantees	1,098
Other	170
Total deferred tax assets (fixed)	5,701
Total deferred tax assets	40,490
Deferred tax liabilities:	
Net unrealized loss on securities	2,847
Total deferred tax liabilities (fixed)	2,847
Net deferred tax assets (fixed)	2,853

2. The following is a breakdown of the principal categories that are factors underlying significant differentials between the burden of the statutory tax rate and income taxes after the application of tax effect accounting.

Because the difference between the statutory tax rate and income taxes after the application of tax effect accounting is 5% or less, this breakdown has been omitted.

FY 2005 (Mar. 31, 2005)

1. Major components of deferred tax assets and deferred tax liabilities

	(Millions of yen)
Deferred tax assets:	
Credit losses for receivables and consumer loans	15,128
Allowance for credit losses	2,682
Accrued income	3,781
Provision for bonuses	1,216
Accrued severance indemnities for employees	5,360
Provisions for loss guarantees	564
Accrued enterprise taxes	1,781
Other	850
Total deferred tax assets	31,365
Deferred tax liabilities:	
Net unrealized loss on securities	2,354
Total deferred tax liabilities	2,354
Net deferred tax assets	29,010

Note: Net deferred tax assets for this consolidated fiscal year are included in the items below on the consolidated balance sheet

	(Millions of yen)
Current assets - Deferred tax assets	25,189
Fixed assets - Deferred tax assets	3,821

2. The following is a breakdown of the principal categories that are factors underlying significant differentials between the burden of the statutory tax rate and income taxes after the application of tax effect accounting.

(No change)

(Per Share Data)

FY 2004 (Apr. 1, 2003 — Mar. 31, 2004)	FY 2005 (Apr. 1, 2004 — Mar. 31, 2005)
Net assets per share ¥5,155.72 Net income per share ¥406.05 The figure of diluted net income per share is not disclosed because there was no potential share of common stock that had a dilutive effect.	Net assets per share ¥5,756.77 Net income per share ¥521.02 Diluted net income per share ¥520.86

Note: Calculations of net income per share are based on the following data.

FY 2004 (Apr. 1, 2003 — Mar. 31, 2004)	FY 2005 (Apr. 1, 2004 — Mar. 31, 2005)
Net income on non-consolidated statement of income ¥49,318 million	Net income on non-consolidated statement of income ¥68,174 million
Net income for common stock ¥49,245 million	Net income for common stock ¥68,056 million
Principal category of funds not available to shareholders of common stock Bonuses to directors and corporate auditors from the disposition of profits ¥73 million	Principal category of funds not available to shareholders of common stock Bonuses to directors and corporate auditors from the disposition of profits ¥117 million
Principal category of funds not available to shareholders ¥73 million	Principal category of funds not available to shareholders ¥117 million
Average number of shares outstanding in fiscal year 121,278 thousand	Average number of shares outstanding in fiscal year 130,622 thousand
Major adjustments to net income included in the calculation of fully diluted net income per share ¥— million	Major adjustments to net income included in the calculation of fully diluted net income per share ¥— million
Adjustment to net income ¥— million	Adjustment to net income ¥— million
Major categories of the additional number of shares included in the calculation of fully diluted net income per share Stock acquisition rights — thousand	Major categories of the additional number of shares included in the calculation of fully diluted net income per share Stock acquisition rights 38 thousand
Additional number of shares — thousand	Additional number of shares 38 thousand
A summary of latent shares is not included in calculations of diluted net income per share because there were no shares with a dilutive effect during the fiscal year. (1) Treasury stock held for stock option: 351,000 shares (2) Stock acquisition rights for stock option: 611,750 shares There were 470,000 shares with stock acquisition rights as of March 31, 2004, reflecting a 141,750 decrease in the number of shares with acquisition rights owing to the loss of rights.	A summary of latent shares is not included in calculations of diluted net income per share because there were no shares with a dilutive effect during the fiscal year. (1) Treasury stock held for stock option: 351,000 shares There were 222,000 shares with stock option as of March 31, 2005, reflecting a 129,000 decrease in the number of shares with acquisition rights owing to the loss of rights. (2) Stock acquisition rights for stock option: ————

(8) Change of Directors

Any change of directors will be announced immediately, where possible.
We plan to announce any change in directors on May 13, 2005.

Consolidated Financial Results for the Three-Month Period (1Q) Ended June 30, 2005

The summary of this document (unaudited) has been translated from the original Japanese document released on July 26, 2005 for reference only.
In the event of any discrepancy between this translated document and the original Japanese document, the original document shall prevail.

Company Name: Promise Co., Ltd. (Stock Code: 8574, Tokyo Stock Exchange)
(URL: http://cyber.promise.co.jp/)

President and Representative Director: Hiroki Jinnai
Inquiries: Yasuhiko Katsumi, General Manager, Corporate Communications Dept.
TEL: 81-3-3287-1515

1. Significant Matters Concerning the Preparation of Quarterly Financial Information

(1) Use of simplifications in accounting methods: No

(2) Change in accounting methods in the current fiscal year: No

(3) Change in scope of consolidation or application of equity method: No

2. Consolidated Financial Results for the First Quarter of the Fiscal Year Ending March 2006 (Apr. 1, 2005 – Jun. 30, 2005)

(1) Consolidated Operating Results

(Note: In this report, amounts (consolidated) of less than one million yen are omitted and per share figures are rounded down to two decimal places)

	Operating income		Operating profit		Recurring profit		Net income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
1Q FY2006	95,069	1.9	28,552	(18.3)	29,265	(19.6)	17,530	(18.8)
1Q FY2005	93,311	(9.7)	34,927	57.0	36,410	54.1	21,587	62.2
Year ended Mar. 31, 2005	369,860	(5.4)	128,301	46.0	130,821	45.6	75,378	81.3

	Net income per share	Diluted net income per share
	Yen	Yen
1Q FY2006	131.03	131.01
1Q FY2005	178.28	178.20
Year ended Mar. 31, 2005	576.04	575.88

Note: Percentages for operating income, operating profit, recurring profit and net income represent percentage changes from the same period of the previous year.

Summary of Consolidated Operating Results

During the first quarter of the fiscal year ending March 31, 2006, the Japanese economy continued to show signs of a mild recovery supported by personal consumption. The more robust personal consumption could be attributed to improvement in employment conditions due to growth in corporate earnings. However, the effect of the economic recovery on corporate performances differed by company size, type of business, regional location, and other factors. In addition, there were concerns over the impact of the soaring price of crude oil. For these reasons, the direction of the domestic economy remained uncertain.

In the consumer finance market, although a downward trend in the number of personal bankruptcy petitions continued during the quarter, the business climate remained difficult because the number of cases of legal restructuring of debt of individuals by lawyers was on the rise and the unemployment rate among young people, Promise's major customer base, remained high.

Under these conditions, in the Promise Group's core business of consumer finance, consumer loans outstanding rose, reflecting the inclusion of At-Loan Co., Ltd., as a consolidated subsidiary at the end of the previous fiscal year. As a result, consolidated operating income increased ¥1,758 million, or 1.9%, to ¥95,069 million from the same period of the previous fiscal year. On the other hand, recurring profit declined due to initial start-up costs for the Cascade Scheme, which began operations on April 18, 2005, and an increase in credit losses. Recurring profit decreased ¥7,144 million, or 19.6%, to ¥29,265 million, compared with the first quarter of the previous fiscal year. Net income in the first quarter declined ¥4,056 million, or 18.8% year on year, to ¥17,530 million.

The Cascade Scheme is a joint consumer finance business established under the strategic business alliance with the Sumitomo Mitsui Financial Group, Inc. (SMFG). Under the scheme, the Sumitomo Mitsui Banking Corporation offers 8% to 12% loans; At-Loan Co., Ltd., 15% to 18% loans; and Promise, 18% to 25.55% loans. Based on these joint operations, the companies have combined three loan brands with different interest rate ranges. By offering this comprehensive consumer loan service, the partners can meet a wide range of customer needs by enabling simultaneous application for multiple brands of loans. At the end of June, the number of new loan applications under the Cascade Scheme totaled approximately 150 thousand, reflecting the brand name power of SMFG and the benefits of aggressive initial start-up investments.

Consolidated performance in the first quarter was generally in accordance with the Promise Group's business plan. Therefore, the Promise Group has not revised its forecasts on interim and year-end performance made in its announcement of financial results for the fiscal year ended March 2005.

* Business performance forecasts are made based on the information available at the time of the announcement. Changes in a variety of factors could cause actual performance to differ from those forecasts.

(2) Consolidated Financial Position

	Total assets	Shareholders' equity	Equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
1Q FY2006	1,729,241	790,519	45.7	5,964.76
1Q FY2005	1,676,291	653,308	39.0	5,391.95
Mar. 31, 2005	1,785,142	793,986	44.5	5,901.62

Consolidated Cash Flows

	Net cash provided by (used in) operating activities	Net cash used in investing activities	Net cash used in financing activities	Cash and cash equivalents at end of the period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
1Q FY2006	11,332	(7,896)	(46,431)	67,888
1Q FY2005	(1,153)	(2,718)	(25,022)	72,302
Year ended Mar. 31, 2005	107,742	(14,387)	(83,893)	110,853

Summary of Consolidated Financial Position

The following is a summary of consolidated cash flows for the quarter under review.

On a consolidated basis, cash and cash equivalents (hereinafter, "cash") decreased ¥42,965 million, or 38.8%, from cash at the beginning of the period, to ¥67,888 million. This amount reflected net cash provided by operating activities of ¥11,332 million, net cash used in investing activities of ¥7,896 million, and net cash used in financing activities of ¥46,431 million.

(Net cash provided by operating activities)

Net cash provided by operating activities for the quarter under review amounted to ¥11,332 million, increasing ¥12,486 million from the same period of the previous fiscal year. This increase was mainly in response to the ¥18,745 million payment of special retirement allowance made in the first quarter of the previous fiscal year due to the implementation of a voluntary retirement program.

(Net cash used in investing activities)

Net cash used in investing activities for the first quarter totaled ¥7,896 million, increasing ¥5,177 million from the same period of the previous fiscal year. This rise can principally be attributed to a ¥1,740 million increase in payment for purchase of intangible fixed assets from the first quarter in the previous fiscal year.

(Net cash used in financing activities)

Net cash used in financing activities for the first quarter was ¥46,431 million, an increase of ¥21,409 million from the same period of the previous fiscal year. This rise can mainly be attributed to a ¥13,485 million increase in treasury stock during the quarter and to the Company's greater restraint in borrowing funds in order to reduce assets on hand.

(Appendix)

Consolidated Financial Statements

(1) Summary of Consolidated Balance Sheets

(Millions of yen)

Classification	1Q FY2006 (Jun. 30, 2005)	1Q FY2005 (Jun. 30, 2004)	Change		FY2005 (Mar. 31, 2005)
	Amount	Amount	Amount	%	Amount
(Assets)					
I Current assets					
1 Cash and deposits	52,710	51,780	929	1.8	67,302
2 Notes and accounts receivable	915	6,713	(5,798)	(86.4)	968
3 Consumer loans receivable: Principal	1,596,614	1,524,907	71,707	4.7	1,599,635
4 Other	71,094	82,410	(11,315)	(13.7)	106,050
Allowance for credit losses	(132,761)	(132,435)	(325)	0.2	(130,352)
Total current assets	1,588,573	1,533,375	55,197	3.6	1,643,604
II Fixed assets					
1 Property and equipment, net	78,267	78,778	(510)	(0.6)	79,527
2 Intangible fixed assets, net					
(1)Excess investment cost over net assets of consolidated subsidiaries acquired, net	13,834	5,426	8,407	154.9	14,486
(2)Other	10,450	5,821	4,629	79.5	10,456
Total intangible fixed assets, net	24,285	11,248	13,036	115.9	24,942
3 Investments and advances	38,115	52,888	(14,773)	(27.9)	37,067
Total fixed assets	140,668	142,915	(2,247)	(1.6)	141,538
Total assets	1,729,241	1,676,291	52,949	3.2	1,785,142
(Liabilities)					
I Current liabilities					
1 Short-term borrowings	86,761	4,998	81,762	1,635.7	82,706
2 Current portion of long-term debt	169,789	208,074	(38,284)	(18.4)	188,123
3 Commercial paper	16,000	51,600	(35,600)	(69.0)	—
4 Bonds scheduled for redemption within one year	60,000	20,000	40,000	200.0	50,000
5 Reserve for bonuses	1,770	1,802	(32)	(1.8)	3,571
6 Other	19,285	17,095	2,189	12.8	43,231
Total current liabilities	353,606	303,570	50,035	16.5	367,632
II Long-term liabilities					
1 Corporate bonds	215,000	265,000	(50,000)	(18.9)	215,000
2 Long-term debt	342,916	435,218	(92,302)	(21.2)	380,424
3 Accrued severance indemnities for employee	14,114	13,643	470	3.4	14,333
4 Allowance for retirement benefits for directors and auditors	366	315	50	16.1	378
5 Accruals for loss guarantees	860	2,700	(1,839)	(68.1)	860
6 Other	1,538	2,406	(868)	(36.1)	1,672
Total long-term liabilities	574,794	719,284	(144,489)	(20.1)	612,669
Total liabilities	928,401	1,022,855	(94,453)	(9.2)	980,301
(Minority interests)					
Minority interests	10,320	127	10,192	7,972.5	10,854
(Shareholders' equity)					
I Common stock	80,737	49,053	31,684	64.6	80,737
II Capital surplus	138,446	92,633	45,813	49.5	138,458
III Retained earnings	585,195	528,126	57,068	10.8	575,196
IV Net unrealized gain on securities	3,096	4,664	(1,567)	(33.6)	3,432
V Foreign currency translation adjustments	(804)	(937)	132	(14.1)	(1,051)
VI Treasury stock	(16,152)	(20,232)	4,080	(20.2)	(2,786)
Total shareholders' equity	790,519	653,308	137,210	21.0	793,986
Total liabilities, minority interests and shareholders' equity	1,729,241	1,676,291	52,949	3.2	1,785,142

(2) Summary of Consolidated Statements of Income

(Millions of yen)

Classification	1Q FY2006 (Apr. 1, 2005 – Jun. 30, 2005	1Q FY2005 (Apr. 1, 2004 – Jun. 30, 2004)	Change		FY2005 (Apr. 1, 2004 – Mar. 31, 2005)
	Amount	Amount	Amount	%	Amount
I Operating income					
1 Interest on consumer loans	90,824	88,749	2,074	2.3	352,330
2 Sales	210	1,010	(799)	(79.2)	2,761
3 Other operating income	4,034	3,551	483	13.6	14,768
Total operating income	95,069	93,311	1,758	1.9	369,860
II Operating expenses					
1 Financial expenses	4,173	4,828	(654)	(13.6)	17,777
2 Cost of sales	137	953	(816)	(85.6)	1,780
3 Other operating expenses	62,206	52,601	9,604	18.3	222,001
Total operating expenses	66,517	58,383	8,133	13.9	241,559
Operating profit	28,552	34,927	(6,374)	(18.3)	128,301
III Non-operating revenues					
1 Interest and dividend income on investments	157	1,247	(1,089)	(87.4)	1,349
2 Equity in net gain of affiliated companies	249	48	200	410.1	399
3 Other	356	270	86	32.0	1,765
Total non-operating revenues	762	1,566	(803)	(51.3)	3,514
IV Non-operating expenses					
1 Interest expense	11	29	(17)	(59.8)	82
2 Other	37	53	(15)	(29.5)	912
Total non-operating expenses	49	83	(33)	(40.3)	994
Recurring profit	29,265	36,410	(7,144)	(19.6)	130,821
V Extraordinary income					
1 Net gain on sales of investments in securities	—	325	(325)	(100.0)	702
2 Other	—	0	(0)	(100.0)	6
Total extraordinary income	—	325	(325)	(100.0)	709
VI Extraordinary losses					
1 Net loss on sales or disposal of property and equipment	81	17	64	363.0	1,372
2 Impairment loss	—	—	—	—	1,268
3 Loss on sale of credit	—	—	—	—	383
4 Loss on valuation of investments in subsidiaries	—	—	—	—	1,256
5 Other	44	15	29	195.7	75
Total extraordinary losses	126	32	93	286.2	4,356
Income before income taxes and minority interests	29,139	36,702	(7,563)	(20.6)	127,174
Income taxes Current	6,448	5,387	1,060	19.7	41,569
Deferred	5,915	9,812	(3,896)	(39.7)	10,438
Minority interests in net loss of consolidated subsidiary	755	84	670	793.2	212
Net income	17,530	21,587	(4,056)	(18.8)	75,378

(3) Summary of Consolidated Statements of Cash Flows

(Millions of yen)

Classification	1Q FY2006 (Apr. 1, 2005 – Jun. 30, 2005) Amount	1Q FY2005 (Apr. 1, 2004 – Jun. 30, 2004) Amount	FY2005 (Apr. 1, 2004 – Mar. 31, 2005) Amount
I Operating activities			
1 Income before income taxes and minority interests	29,139	36,702	127,174
2 Depreciation and amortization	2,218	1,602	6,869
3 Amortization of difference between cost of investment and equity in net assets of consolidated subsidiaries	461	222	890
4 Increase (decrease) in allowance for credit losses	2,263	(900)	(11,706)
5 Interest and dividend income on investments	(157)	(1,247)	(1,349)
6 Interest expense	11	29	82
7 Equity in net gain of affiliated companies	(249)	(48)	(399)
8 Net loss on sales or disposal of property and equipment	81	17	1,372
9 Decrease in consumer loans receivable: Principal	3,526	3,847	31,281
10 Decrease (increase) in sales credits	(92)	1,003	7,690
11 Decrease in procurement obligations	(2,325)	(6,397)	(4,612)
12 Other	2,235	(2,519)	(292)
Subtotal	37,115	32,313	157,000
13 Interest and dividend income	158	1,246	1,347
14 Interest expense	(11)	(29)	(82)
15 Payment of special retirement allowance	—	(18,745)	(18,745)
16 Income taxes paid	(25,929)	(15,938)	(31,777)
Net cash used in operating activities	11,332	(1,153)	107,742
II Investing activities			
1 Payment for purchase of property and equipment	(3,084)	(3,466)	(7,426)
2 Proceeds from sales of property and equipment	1	5	159
3 Payment for purchase of intangible fixed assets	(1,939)	(198)	(2,158)
4 Other	(2,874)	940	(4,962)
Net cash used in investing activities	(7,896)	(2,718)	(14,387)
III Financing activities			
1 Net repayment on commercial paper	16,000	49,596	(2,031)
2 Proceeds from short-term borrowings	4,945	38,585	28,970
3 Repayments of short-term borrowings	(776)	(52,082)	(40,711)
4 Proceeds from long-term debt	2,563	13,830	110,621
5 Repayments of long-term debt	(58,330)	(49,925)	(223,507)
6 Proceeds from issuance of bonds, net of expenses	9,941	9,901	9,901
7 Redemption of bonds	—	(30,000)	(50,000)
8 Proceeds from issuance of common stock	—	—	63,137
9 Proceeds from sale of treasury stock	108	911	32,504
10 Payment for purchase of treasury stock	(13,485)	(1)	(8)
11 Cash dividends paid	(7,398)	(5,837)	(12,770)
Net cash used in financing activities	(46,431)	(25,022)	(83,893)
IV Effect of exchange rate changes on cash and cash equivalents	31	(228)	(32)
V Net increase (decrease) in cash and cash equivalents	(42,965)	(29,122)	9,428
VI Cash and cash equivalents at beginning of the period	110,853	101,110	101,110
VII Effect of the increase in scope of consolidated subsidiaries	—	313	313
VIII Cash and cash equivalents at end of the period	67,888	72,302	110,853

(Segment Information)

1. Operations by business segment

1st quarter of FY 2006 (Apr. 1, 2005 – Jun. 30, 2005) and 1st quarter of FY 2005 (Apr. 1, 2004 – Jun. 30, 2004)

Because the Company's consumer financing business accounts for more than 90% of total operating income and operating profit, business segment information is omitted.

2. Operations by geographic segment

1st quarter of FY 2006 (Apr. 1, 2005 – Jun. 30, 2005) and 1st quarter of FY 2005 (Apr. 1, 2004 – Jun. 30, 2004)

Because Japan accounts for more than 90% of the Company's total operating income, geographic segment information is omitted.

3. Overseas operating income

1st quarter of FY 2006 (Apr. 1, 2005 – Jun. 30, 2005) and 1st quarter of FY 2005 (Apr. 1, 2004 – Jun. 30, 2004)

Because overseas operating income accounts for less than 10% of total operating income, overseas operating income information is omitted.

Consolidated Business Results

(1) Operating Income

(Millions of yen)

Classification		1Q FY2006 (Apr. 1, 2005 – Jun. 30, 2005)		1Q FY2005 (Apr. 1, 2004 – Jun. 30, 2004)		FY2005 (Apr. 1, 2004 – Mar. 31, 2005)	
		Amount	%	Amount	%	Amount	%
Operating income from financing business	Interest on consumer loans	90,824	95.5	88,749	95.1	352,330	95.3
	Collection of written-off loans	1,366	1.4	1,289	1.4	4,901	1.3
	Collection of purchased receivables	335	0.4	377	0.4	2,322	0.6
	Other financial revenues	3	0.0	3	0.0	17	0.0
	Subtotal	92,529	97.3	90,419	96.9	359,571	97.2
Operating income from other businesses	Sales	210	0.2	1,010	1.1	2,761	0.8
	Other	2,329	2.5	1,881	2.0	7,528	2.0
	Subtotal	2,540	2.7	2,891	3.1	10,289	2.8
Total		95,069	100.0	93,311	100.0	369,860	100.0

Note: Collection of written-off loans, Collection of purchased receivables and Other financial revenues within Operating income from financing business, as well as Other within Operating income from other businesses, are listed in the consolidated statements of income under Other operating income.

(2) Other Indicators

Classification		1Q FY2006 (Apr. 1, 2005 – Jun. 30, 2005)	1Q FY2005 (Apr. 1, 2004 – Jun. 30, 2004)	FY2005 (Apr. 1, 2004 – Mar. 31, 2005)
Consumer loans outstanding		1,596,614	1,524,907	1,599,635
(Millions of yen)	Unsecured loans	1,592,561	1,519,752	1,595,397
	Secured loans	4,053	5,154	4,238
Number of customers		3,020,391	2,919,797	3,023,840
	Unsecured loans	3,018,791	2,917,856	3,022,176
	Secured loans	1,600	1,941	1,664
Number of branches		1,630	1,643	1,628
	Staffed branches	529	540	530
	Unstaffed branches	1,101	1,103	1,098
Number of automated contract machines		1,509	1,503	1,880
Number of ATMs		1,715	1,926	1,769
Number of loan processing machines		442	156	452
Number of employees		5,034	4,606	4,967
Loan losses (Millions of yen)		24,190	26,495	109,260
Reserve for loan losses (Millions of yen)		132,997	132,919	130,588
Net income per share (Yen)		131.03	178.28	576.04
Shareholders' equity per share (Yen)		5,964.76	5,391.95	5,901.62

Notes: 1. Number of customers is the total number of customers of Promise and each of its consolidated subsidiaries and is derived from the number of debtors listed in the breakdown of customers compiled through computer-aided name identification.
2. Number of automated contract machines is the total number of automated contract machines installed.
3. Number of employees is the number of workers. Seconded employees are included in the number of employees of the companies to which they have been seconded.
4. Reserve for loan losses includes Allowance for credit losses (fixed asset) listed under Interests and advances.

(Reference)

Non-Consolidated Financial Statements

(1) Summary of Non-Consolidated Balance Sheets

(Millions of yen)

Classification	1Q FY2006 (Jun. 30, 2005)	1Q FY2005 (Jun. 30, 2004)	Change		FY2005 (Mar. 31, 2005)
	Amount	Amount	Amount	%	Amount
(Assets)					
I Current assets					
1 Cash and deposits	43,613	45,243	(1,629)	(3.6)	58,204
2 Consumer loans receivable: Principal	1,322,562	1,350,952	(28,390)	(2.1)	1,326,794
3 Short-term loans	120,632	137,767	(17,135)	(12.4)	149,483
4 Other	36,601	43,754	(7,152)	(16.3)	43,665
Allowance for credit losses	(99,700)	(105,500)	5,800	(5.5)	(97,400)
Total current assets	1,423,709	1,472,218	(48,508)	(3.3)	1,480,747
II Fixed assets					
1 Property and equipment, net	67,591	67,766	(174)	(0.3)	68,714
2 Intangible fixed assets, net	7,364	5,461	1,903	34.9	6,963
3 Investments and advances	96,316	91,010	5,305	5.8	96,672
Total fixed assets	171,272	164,238	7,033	4.3	172,350
Total assets	1,594,982	1,636,456	(41,474)	(2.5)	1,653,098
(Liabilities)					
I Current liabilities					
1 Current portion of long-term debt	167,670	201,202	(33,531)	(16.7)	185,710
2 Commercial paper	16,000	50,000	(34,000)	(68.0)	—
3 Bonds scheduled for redemption within one year	60,000	20,000	40,000	200.0	50,000
4 Accrued income taxes	5,214	4,053	1,160	28.6	22,585
5 Reserve for bonuses	1,437	1,449	(11)	(0.8)	2,989
6 Accruals for debt guarantees	477	84	393	467.9	193
7 Other	10,955	10,722	233	2.2	15,828
Total current liabilities	261,755	287,510	(25,755)	(9.0)	277,306
II Long-term liabilities					
1 Corporate bonds	215,000	265,000	(50,000)	(18.9)	215,000
2 Long-term debt	334,218	428,303	(94,085)	(22.0)	371,329
3 Accrued severance indemnities for employee	13,435	13,001	434	3.3	13,681
4 Allowance for retirement benefits for directors and auditors	273	247	26	10.7	280
5 Accruals for loss guarantees	860	2,700	(1,839)	(68.1)	860
6 Other	41	479	(437)	(91.3)	153
Total long-term liabilities	563,829	709,731	(145,902)	(20.6)	601,304
Total liabilities	825,585	997,242	(171,657)	(17.2)	878,611
(Shareholders' equity)					
I Common stock	80,737	49,053	31,684	64.6	80,737
II Capital surplus					
1 Additional paid-in capital	112,639	80,955	31,684	39.1	112,639
2 Other additional paid-in capital	14,730	601	14,129	2,350.8	14,741
Total additional paid-in capital	127,369	81,556	45,813	56.2	127,381
III Retained earnings					
1 Legal reserves	12,263	12,263	—	—	12,263
2 Voluntary reserves	538,700	485,700	53,000	10.9	485,700
3 Unappropriated retained earnings	23,382	26,208	(2,826)	(10.8)	67,758
Total retained earnings	574,345	524,171	50,173	9.6	565,722
IV Net unrealized gain on securities	3,096	4,664	(1,568)	(33.6)	3,431
V Treasury stock	(16,152)	(20,232)	4,080	(20.2)	(2,786)
Total shareholders' equity	769,397	639,214	130,183	20.4	774,486
Total liabilities and shareholders' equity	1,594,982	1,636,456	(41,474)	(2.5)	1,653,098

(2) Summary of Non-Consolidated Statements of Income

(Millions of yen)

Classification	1Q FY2006 (Apr. 1, 2005 – Jun. 30, 2005)	1Q FY2005 (Apr. 1, 2004 – Jun. 30, 2004)	Change		FY2005 (Apr. 1, 2004 – Mar. 31, 2005)
	Amount	Amount	Amount	%	Amount
I Operating income					
1 Interest on consumer loans	75,147	77,028	(1,881)	(2.4)	305,470
2 Other operating income	1,960	1,952	7	0.4	7,570
Total operating income	77,107	78,981	(1,873)	(2.4)	313,041
II Operating expenses					
1 Financial expenses	3,975	4,731	(756)	(16.0)	17,431
2 Other operating expenses	46,511	42,091	4,419	10.5	179,480
Total operating expenses	50,486	46,823	3,663	7.8	196,912
Operating profit	26,620	32,157	(5,537)	(17.2)	116,129
III Non-operating revenues	485	1,332	(846)	(63.6)	2,759
IV Non-operating expenses	50	64	(13)	(21.4)	718
Recurring profit	27,055	33,425	(6,370)	(19.1)	118,171
V Extraordinary income	—	325	(325)	(100.0)	707
VI Extraordinary losses	58	25	33	132.4	3,984
Income before income taxes	26,996	33,725	(6,728)	(20.0)	114,895
Income taxes Current	5,629	4,800	829	17.3	37,595
Deferred	5,229	9,021	(3,792)	(42.0)	9,125
Subtotal	10,858	13,821	(2,963)	(21.4)	46,720
Net income	16,138	19,903	(3,764)	(18.9)	68,174
Balance carried forward	7,243	6,304	938	14.9	6,304
Cash dividends	—	—	—	—	6,720
Unappropriated retained earnings	23,382	26,208	(2,826)	(10.8)	67,758

Consolidated Financial Results for the Three-Month Period (1Q) Ended June 30, 2005

The summary of this document (unaudited) has been translated from the original Japanese document released on July 26, 2005 for reference only.
In the event of any discrepancy between this translated document and the original Japanese document, the original document shall prevail.

Company Name: Promise Co., Ltd. (Stock Code: 8574, Tokyo Stock Exchange)
(URL: http://cyber.promise.co.jp/)

President and Representative Director: Hiroki Jinnai
Inquiries: Yasuhiko Katsumi, General Manager, Corporate Communications Dept.
TEL: 81-3-3287-1515

1. Significant Matters Concerning the Preparation of Quarterly Financial Information

(1) Use of simplifications in accounting methods: No

(2) Change in accounting methods in the current fiscal year: No

(3) Change in scope of consolidation or application of equity method: No

2. Consolidated Financial Results for the First Quarter of the Fiscal Year Ending March 2006 (Apr. 1, 2005 – Jun. 30, 2005)

(1) Consolidated Operating Results

(Note: In this report, amounts (consolidated) of less than one million yen are omitted and per share figures are rounded down to two decimal places)

	Operating income		Operating profit		Recurring profit		Net income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
1Q FY2006	95,069	1.9	28,552	(18.3)	29,265	(19.6)	17,530	(18.8)
1Q FY2005	93,311	(9.7)	34,927	57.0	36,410	54.1	21,587	62.2
Year ended Mar. 31, 2005	369,860	(5.4)	128,301	46.0	130,821	45.6	75,378	81.3

	Net income per share	Diluted net income per share
	Yen	Yen
1Q FY2006	131.03	131.01
1Q FY2005	178.28	178.20
Year ended Mar. 31, 2005	576.04	575.88

Note: Percentages for operating income, operating profit, recurring profit and net income represent percentage changes from the same period of the previous year.

Summary of Consolidated Operating Results

During the first quarter of the fiscal year ending March 31, 2006, the Japanese economy continued to show signs of a mild recovery supported by personal consumption. The more robust personal consumption could be attributed to improvement in employment conditions due to growth in corporate earnings. However, the effect of the economic recovery on corporate performances differed by company size, type of business, regional location, and other factors. In addition, there were concerns over the impact of the soaring price of crude oil. For these reasons, the direction of the domestic economy remained uncertain.

In the consumer finance market, although a downward trend in the number of personal bankruptcy petitions continued during the quarter, the business climate remained difficult because the number of cases of legal restructuring of debt of individuals by lawyers was on the rise and the unemployment rate among young people, Promise's major customer base, remained high.

Under these conditions, in the Promise Group's core business of consumer finance, consumer loans outstanding rose, reflecting the inclusion of At-Loan Co., Ltd., as a consolidated subsidiary at the end of the previous fiscal year. As a result, consolidated operating income increased ¥1,758 million, or 1.9%, to ¥95,069 million from the same period of the previous fiscal year. On the other hand, recurring profit declined due to initial start-up costs for the Cascade Scheme, which began operations on April 18, 2005, and an increase in credit losses. Recurring profit decreased ¥7,144 million, or 19.6%, to ¥29,265 million, compared with the first quarter of the previous fiscal year. Net income in the first quarter declined ¥4,056 million, or 18.8% year on year, to ¥17,530 million.

The Cascade Scheme is a joint consumer finance business established under the strategic business alliance with the Sumitomo Mitsui Financial Group, Inc. (SMFG). Under the scheme, the Sumitomo Mitsui Banking Corporation offers 8% to 12% loans; At-Loan Co., Ltd., 15% to 18% loans; and Promise, 18% to 25.55% loans. Based on these joint operations, the companies have combined three loan brands with different interest rate ranges. By offering this comprehensive consumer loan service, the partners can meet a wide range of customer needs by enabling simultaneous application for multiple brands of loans. At the end of June, the number of new loan applications under the Cascade Scheme totaled approximately 150 thousand, reflecting the brand name power of SMFG and the benefits of aggressive initial start-up investments.

Consolidated performance in the first quarter was generally in accordance with the Promise Group's business plan. Therefore, the Promise Group has not revised its forecasts on interim and year-end performance made in its announcement of financial results for the fiscal year ended March 2005.

* Business performance forecasts are made based on the information available at the time of the announcement. Changes in a variety of factors could cause actual performance to differ from those forecasts.

(2) Consolidated Financial Position

	Total assets	Shareholders' equity	Equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
1Q FY2006	1,729,241	790,519	45.7	5,964.76
1Q FY2005	1,676,291	653,308	39.0	5,391.95
Mar. 31, 2005	1,785,142	793,986	44.5	5,901.62

Consolidated Cash Flows

	Net cash provided by (used in) operating activities	Net cash used in investing activities	Net cash used in financing activities	Cash and cash equivalents at end of the period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
1Q FY2006	11,332	(7,896)	(46,431)	67,888
1Q FY2005	(1,153)	(2,718)	(25,022)	72,302
Year ended Mar. 31, 2005	107,742	(14,387)	(83,893)	110,853

Summary of Consolidated Financial Position

The following is a summary of consolidated cash flows for the quarter under review.

On a consolidated basis, cash and cash equivalents (hereinafter, "cash") decreased ¥42,965 million, or 38.8%, from cash at the beginning of the period, to ¥67,888 million. This amount reflected net cash provided by operating activities of ¥11,332 million, net cash used in investing activities of ¥7,896 million, and net cash used in financing activities of ¥46,431 million.

(Net cash provided by operating activities)

Net cash provided by operating activities for the quarter under review amounted to ¥11,332 million, increasing ¥12,486 million from the same period of the previous fiscal year. This increase was mainly in response to the ¥18,745 million payment of special retirement allowance made in the first quarter of the previous fiscal year due to the implementation of a voluntary retirement program.

(Net cash used in investing activities)

Net cash used in investing activities for the first quarter totaled ¥7,896 million, increasing ¥5,177 million from the same period of the previous fiscal year. This rise can principally be attributed to a ¥1,740 million increase in payment for purchase of intangible fixed assets from the first quarter in the previous fiscal year.

(Net cash used in financing activities)

Net cash used in financing activities for the first quarter was ¥46,431 million, an increase of ¥21,409 million from the same period of the previous fiscal year. This rise can mainly be attributed to a ¥13,485 million increase in treasury stock during the quarter and to the Company's greater restraint in borrowing funds in order to reduce assets on hand.

(Appendix)

Consolidated Financial Statements

(1) Summary of Consolidated Balance Sheets

(Millions of yen)

Classification	1Q FY2006 (Jun. 30, 2005)	1Q FY2005 (Jun. 30, 2004)	Change		FY2005 (Mar. 31, 2005)
	Amount	Amount	Amount	%	Amount
(Assets)					
I Current assets					
1 Cash and deposits	52,710	51,780	929	1.8	67,302
2 Notes and accounts receivable	915	6,713	(5,798)	(86.4)	968
3 Consumer loans receivable: Principal	1,596,614	1,524,907	71,707	4.7	1,599,635
4 Other	71,094	82,410	(11,315)	(13.7)	106,050
Allowance for credit losses	(132,761)	(132,435)	(325)	0.2	(130,352)
Total current assets	1,588,573	1,533,375	55,197	3.6	1,643,604
II Fixed assets					
1 Property and equipment, net	78,267	78,778	(510)	(0.6)	79,527
2 Intangible fixed assets, net					
(1)Excess investment cost over net assets of consolidated subsidiaries acquired, net	13,834	5,426	8,407	154.9	14,486
(2)Other	10,450	5,821	4,629	79.5	10,456
Total intangible fixed assets, net	24,285	11,248	13,036	115.9	24,942
3 Investments and advances	38,115	52,888	(14,773)	(27.9)	37,067
Total fixed assets	140,668	142,915	(2,247)	(1.6)	141,538
Total assets	1,729,241	1,676,291	52,949	3.2	1,785,142
(Liabilities)					
I Current liabilities					
1 Short-term borrowings	86,761	4,998	81,762	1,635.7	82,706
2 Current portion of long-term debt	169,789	208,074	(38,284)	(18.4)	188,123
3 Commercial paper	16,000	51,600	(35,600)	(69.0)	—
4 Bonds scheduled for redemption within one year	60,000	20,000	40,000	200.0	50,000
5 Reserve for bonuses	1,770	1,802	(32)	(1.8)	3,571
6 Other	19,285	17,095	2,189	12.8	43,231
Total current liabilities	353,606	303,570	50,035	16.5	367,632
II Long-term liabilities					
1 Corporate bonds	215,000	265,000	(50,000)	(18.9)	215,000
2 Long-term debt	342,916	435,218	(92,302)	(21.2)	380,424
3 Accrued severance indemnities for employee	14,114	13,643	470	3.4	14,333
4 Allowance for retirement benefits for directors and auditors	366	315	50	16.1	378
5 Accruals for loss guarantees	860	2,700	(1,839)	(68.1)	860
6 Other	1,538	2,406	(868)	(36.1)	1,672
Total long-term liabilities	574,794	719,284	(144,489)	(20.1)	612,669
Total liabilities	928,401	1,022,855	(94,453)	(9.2)	980,301
(Minority interests)					
Minority interests	10,320	127	10,192	7,972.5	10,854
(Shareholders' equity)					
I Common stock	80,737	49,053	31,684	64.6	80,737
II Capital surplus	138,446	92,633	45,813	49.5	138,458
III Retained earnings	585,195	528,126	57,068	10.8	575,196
IV Net unrealized gain on securities	3,096	4,664	(1,567)	(33.6)	3,432
V Foreign currency translation adjustments	(804)	(937)	132	(14.1)	(1,051)
VI Treasury stock	(16,152)	(20,232)	4,080	(20.2)	(2,786)
Total shareholders' equity	790,519	653,308	137,210	21.0	793,986
Total liabilities, minority interests and shareholders' equity	1,729,241	1,676,291	52,949	3.2	1,785,142

(2) Summary of Consolidated Statements of Income

(Millions of yen)

Classification	1Q FY2006 (Apr. 1, 2005 – Jun. 30, 2005	1Q FY2005 (Apr. 1, 2004 – Jun. 30, 2004)	Change		FY2005 (Apr. 1, 2004 – Mar. 31, 2005)
	Amount	Amount	Amount	%	Amount
I Operating income					
1 Interest on consumer loans	90,824	88,749	2,074	2.3	352,330
2 Sales	210	1,010	(799)	(79.2)	2,761
3 Other operating income	4,034	3,551	483	13.6	14,768
Total operating income	95,069	93,311	1,758	1.9	369,860
II Operating expenses					
1 Financial expenses	4,173	4,828	(654)	(13.6)	17,777
2 Cost of sales	137	953	(816)	(85.6)	1,780
3 Other operating expenses	62,206	52,601	9,604	18.3	222,001
Total operating expenses	66,517	58,383	8,133	13.9	241,559
Operating profit	28,552	34,927	(6,374)	(18.3)	128,301
III Non-operating revenues					
1 Interest and dividend income on investments	157	1,247	(1,089)	(87.4)	1,349
2 Equity in net gain of affiliated companies	249	48	200	410.1	399
3 Other	356	270	86	32.0	1,765
Total non-operating revenues	762	1,566	(803)	(51.3)	3,514
IV Non-operating expenses					
1 Interest expense	11	29	(17)	(59.8)	82
2 Other	37	53	(15)	(29.5)	912
Total non-operating expenses	49	83	(33)	(40.3)	994
Recurring profit	29,265	36,410	(7,144)	(19.6)	130,821
V Extraordinary income					
1 Net gain on sales of investments in securities	—	325	(325)	(100.0)	702
2 Other	—	0	(0)	(100.0)	6
Total extraordinary income	—	325	(325)	(100.0)	709
VI Extraordinary losses					
1 Net loss on sales or disposal of property and equipment	81	17	64	363.0	1,372
2 Impairment loss	—	—	—	—	1,268
3 Loss on sale of credit	—	—	—	—	383
4 Loss on valuation of investments in subsidiaries	—	—	—	—	1,256
5 Other	44	15	29	195.7	75
Total extraordinary losses	126	32	93	286.2	4,356
Income before income taxes and minority interests	29,139	36,702	(7,563)	(20.6)	127,174
Income taxes Current	6,448	5,387	1,060	19.7	41,569
Deferred	5,915	9,812	(3,896)	(39.7)	10,438
Minority interests in net loss of consolidated subsidiary	755	84	670	793.2	212
Net income	17,530	21,587	(4,056)	(18.8)	75,378

(3) Summary of Consolidated Statements of Cash Flows

(Millions of yen)

Classification	1Q FY2006 (Apr. 1, 2005 – Jun. 30, 2005) Amount	1Q FY2005 (Apr. 1, 2004 – Jun. 30, 2004) Amount	FY2005 (Apr. 1, 2004 – Mar. 31, 2005) Amount
I Operating activities			
1 Income before income taxes and minority interests	29,139	36,702	127,174
2 Depreciation and amortization	2,218	1,602	6,869
3 Amortization of difference between cost of investment and equity in net assets of consolidated subsidiaries	461	222	890
4 Increase (decrease) in allowance for credit losses	2,263	(900)	(11,706)
5 Interest and dividend income on investments	(157)	(1,247)	(1,349)
6 Interest expense	11	29	82
7 Equity in net gain of affiliated companies	(249)	(48)	(399)
8 Net loss on sales or disposal of property and equipment	81	17	1,372
9 Decrease in consumer loans receivable: Principal	3,526	3,847	31,281
10 Decrease (increase) in sales credits	(92)	1,003	7,690
11 Decrease in procurement obligations	(2,325)	(6,397)	(4,612)
12 Other	2,235	(2,519)	(292)
Subtotal	37,115	32,313	157,000
13 Interest and dividend income	158	1,246	1,347
14 Interest expense	(11)	(29)	(82)
15 Payment of special retirement allowance	—	(18,745)	(18,745)
16 Income taxes paid	(25,929)	(15,938)	(31,777)
Net cash used in operating activities	11,332	(1,153)	107,742
II Investing activities			
1 Payment for purchase of property and equipment	(3,084)	(3,466)	(7,426)
2 Proceeds from sales of property and equipment	1	5	159
3 Payment for purchase of intangible fixed assets	(1,939)	(198)	(2,158)
4 Other	(2,874)	940	(4,962)
Net cash used in investing activities	(7,896)	(2,718)	(14,387)
III Financing activities			
1 Net repayment on commercial paper	16,000	49,596	(2,031)
2 Proceeds from short-term borrowings	4,945	38,585	28,970
3 Repayments of short-term borrowings	(776)	(52,082)	(40,711)
4 Proceeds from long-term debt	2,563	13,830	110,621
5 Repayments of long-term debt	(58,330)	(49,925)	(223,507)
6 Proceeds from issuance of bonds, net of expenses	9,941	9,901	9,901
7 Redemption of bonds	—	(30,000)	(50,000)
8 Proceeds from issuance of common stock	—	—	63,137
9 Proceeds from sale of treasury stock	108	911	32,504
10 Payment for purchase of treasury stock	(13,485)	(1)	(8)
11 Cash dividends paid	(7,398)	(5,837)	(12,770)
Net cash used in financing activities	(46,431)	(25,022)	(83,893)
IV Effect of exchange rate changes on cash and cash equivalents	31	(228)	(32)
V Net increase (decrease) in cash and cash equivalents	(42,965)	(29,122)	9,428
VI Cash and cash equivalents at beginning of the period	110,853	101,110	101,110
VII Effect of the increase in scope of consolidated subsidiaries	—	313	313
VIII Cash and cash equivalents at end of the period	67,888	72,302	110,853

(Segment Information)

1. Operations by business segment

1st quarter of FY 2006 (Apr. 1, 2005 – Jun. 30, 2005) and 1st quarter of FY 2005 (Apr. 1, 2004 – Jun. 30, 2004)

Because the Company's consumer financing business accounts for more than 90% of total operating income and operating profit, business segment information is omitted.

2. Operations by geographic segment

1st quarter of FY 2006 (Apr. 1, 2005 – Jun. 30, 2005) and 1st quarter of FY 2005 (Apr. 1, 2004 – Jun. 30, 2004)

Because Japan accounts for more than 90% of the Company's total operating income, geographic segment information is omitted.

3. Overseas operating income

1st quarter of FY 2006 (Apr. 1, 2005 – Jun. 30, 2005) and 1st quarter of FY 2005 (Apr. 1, 2004 – Jun. 30, 2004)

Because overseas operating income accounts for less than 10% of total operating income, overseas operating income information is omitted.

Consolidated Business Results

(1) Operating Income

(Millions of yen)

Classification		1Q FY2006 (Apr. 1, 2005 – Jun. 30, 2005)		1Q FY2005 (Apr. 1, 2004 – Jun. 30, 2004)		FY2005 (Apr. 1, 2004 – Mar. 31, 2005)	
		Amount	%	Amount	%	Amount	%
Operating income from financing business	Interest on consumer loans	90,824	95.5	88,749	95.1	352,330	95.3
	Collection of written-off loans	1,366	1.4	1,289	1.4	4,901	1.3
	Collection of purchased receivables	335	0.4	377	0.4	2,322	0.6
	Other financial revenues	3	0.0	3	0.0	17	0.0
	Subtotal	92,529	97.3	90,419	96.9	359,571	97.2
Operating income from other businesses	Sales	210	0.2	1,010	1.1	2,761	0.8
	Other	2,329	2.5	1,881	2.0	7,528	2.0
	Subtotal	2,540	2.7	2,891	3.1	10,289	2.8
Total		95,069	100.0	93,311	100.0	369,860	100.0

Note: Collection of written-off loans, Collection of purchased receivables and Other financial revenues within Operating income from financing business, as well as Other within Operating income from other businesses, are listed in the consolidated statements of income under Other operating income.

(2) Other Indicators

Classification		1Q FY2006 (Apr. 1, 2005 – Jun. 30, 2005)	1Q FY2005 (Apr. 1, 2004 – Jun. 30, 2004)	FY2005 (Apr. 1, 2004 – Mar. 31, 2005)
Consumer loans outstanding		1,596,614	1,524,907	1,599,635
(Millions of yen)	Unsecured loans	1,592,561	1,519,752	1,595,397
	Secured loans	4,053	5,154	4,238
Number of customers		3,020,391	2,919,797	3,023,840
	Unsecured loans	3,018,791	2,917,856	3,022,176
	Secured loans	1,600	1,941	1,664
Number of branches		1,630	1,643	1,628
	Staffed branches	529	540	530
	Unstaffed branches	1,101	1,103	1,098
Number of automated contract machines		1,509	1,503	1,880
Number of ATMs		1,715	1,926	1,769
Number of loan processing machines		442	156	452
Number of employees		5,034	4,606	4,967
Loan losses (Millions of yen)		24,190	26,495	109,260
Reserve for loan losses (Millions of yen)		132,997	132,919	130,588
Net income per share (Yen)		131.03	178.28	576.04
Shareholders' equity per share (Yen)		5,964.76	5,391.95	5,901.62

Notes: 1. Number of customers is the total number of customers of Promise and each of its consolidated subsidiaries and is derived from the number of debtors listed in the breakdown of customers compiled through computer-aided name identification.
2. Number of automated contract machines is the total number of automated contract machines installed.
3. Number of employees is the number of workers. Seconded employees are included in the number of employees of the companies to which they have been seconded.
4. Reserve for loan losses includes Allowance for credit losses (fixed asset) listed under Interests and advances.

(Reference)

Non-Consolidated Financial Statements

(1) Summary of Non-Consolidated Balance Sheets

(Millions of yen)

Classification	1Q FY2006 (Jun. 30, 2005)	1Q FY2005 (Jun. 30, 2004)	Change		FY2005 (Mar. 31, 2005)
	Amount	Amount	Amount	%	Amount
(Assets)					
I Current assets					
1 Cash and deposits	43,613	45,243	(1,629)	(3.6)	58,204
2 Consumer loans receivable: Principal	1,322,562	1,350,952	(28,390)	(2.1)	1,326,794
3 Short-term loans	120,632	137,767	(17,135)	(12.4)	149,483
4 Other	36,601	43,754	(7,152)	(16.3)	43,665
Allowance for credit losses	(99,700)	(105,500)	5,800	(5.5)	(97,400)
Total current assets	1,423,709	1,472,218	(48,508)	(3.3)	1,480,747
II Fixed assets					
1 Property and equipment, net	67,591	67,766	(174)	(0.3)	68,714
2 Intangible fixed assets, net	7,364	5,461	1,903	34.9	6,963
3 Investments and advances	96,316	91,010	5,305	5.8	96,672
Total fixed assets	171,272	164,238	7,033	4.3	172,350
Total assets	1,594,982	1,636,456	(41,474)	(2.5)	1,653,098
(Liabilities)					
I Current liabilities					
1 Current portion of long-term debt	167,670	201,202	(33,531)	(16.7)	185,710
2 Commercial paper	16,000	50,000	(34,000)	(68.0)	—
3 Bonds scheduled for redemption within one year	60,000	20,000	40,000	200.0	50,000
4 Accrued income taxes	5,214	4,053	1,160	28.6	22,585
5 Reserve for bonuses	1,437	1,449	(11)	(0.8)	2,989
6 Accruals for debt guarantees	477	84	393	467.9	193
7 Other	10,955	10,722	233	2.2	15,828
Total current liabilities	261,755	287,510	(25,755)	(9.0)	277,306
II Long-term liabilities					
1 Corporate bonds	215,000	265,000	(50,000)	(18.9)	215,000
2 Long-term debt	334,218	428,303	(94,085)	(22.0)	371,329
3 Accrued severance indemnities for employee	13,435	13,001	434	3.3	13,681
4 Allowance for retirement benefits for directors and auditors	273	247	26	10.7	280
5 Accruals for loss guarantees	860	2,700	(1,839)	(68.1)	860
6 Other	41	479	(437)	(91.3)	153
Total long-term liabilities	563,829	709,731	(145,902)	(20.6)	601,304
Total liabilities	825,585	997,242	(171,657)	(17.2)	878,611
(Shareholders' equity)					
I Common stock	80,737	49,053	31,684	64.6	80,737
II Capital surplus					
1 Additional paid-in capital	112,639	80,955	31,684	39.1	112,639
2 Other additional paid-in capital	14,730	601	14,129	2,350.8	14,741
Total additional paid-in capital	127,369	81,556	45,813	56.2	127,381
III Retained earnings					
1 Legal reserves	12,263	12,263	—	—	12,263
2 Voluntary reserves	538,700	485,700	53,000	10.9	485,700
3 Unappropriated retained earnings	23,382	26,208	(2,826)	(10.8)	67,758
Total retained earnings	574,345	524,171	50,173	9.6	565,722
IV Net unrealized gain on securities	3,096	4,664	(1,568)	(33.6)	3,431
V Treasury stock	(16,152)	(20,232)	4,080	(20.2)	(2,786)
Total shareholders' equity	769,397	639,214	130,183	20.4	774,486
Total liabilities and shareholders' equity	1,594,982	1,636,456	(41,474)	(2.5)	1,653,098

(2) Summary of Non-Consolidated Statements of Income

(Millions of yen)

Classification		1Q FY2006 (Apr. 1, 2005 – Jun. 30, 2005)	1Q FY2005 (Apr. 1, 2004 – Jun. 30, 2004)	Change		FY2005 (Apr. 1, 2004 – Mar. 31, 2005)
		Amount	Amount	Amount	%	Amount
I Operating income						
1 Interest on consumer loans		75,147	77,028	(1,881)	(2.4)	305,470
2 Other operating income		1,960	1,952	7	0.4	7,570
Total operating income		77,107	78,981	(1,873)	(2.4)	313,041
II Operating expenses						
1 Financial expenses		3,975	4,731	(756)	(16.0)	17,431
2 Other operating expenses		46,511	42,091	4,419	10.5	179,480
Total operating expenses		50,486	46,823	3,663	7.8	196,912
Operating profit		26,620	32,157	(5,537)	(17.2)	116,129
III Non-operating revenues		485	1,332	(846)	(63.6)	2,759
IV Non-operating expenses		50	64	(13)	(21.4)	718
Recurring profit		27,055	33,425	(6,370)	(19.1)	118,171
V Extraordinary income		—	325	(325)	(100.0)	707
VI Extraordinary losses		58	25	33	132.4	3,984
Income before income taxes		26,996	33,725	(6,728)	(20.0)	114,895
Income taxes	Current	5,629	4,800	829	17.3	37,595
	Deferred	5,229	9,021	(3,792)	(42.0)	9,125
Subtotal		10,858	13,821	(2,963)	(21.4)	46,720
Net income		16,138	19,903	(3,764)	(18.9)	68,174
Balance carried forward		7,243	6,304	938	14.9	6,304
Cash dividends		—	—	—	—	6,720
Unappropriated retained earnings		23,382	26,208	(2,826)	(10.8)	67,758

Consolidated Financial Results for the Six-Month Period Ended September 30, 2005

The summary of this document (unaudited) has been translated from the original Japanese document released on October 27, 2005 for reference only.
In the event of any discrepancy between this translated document and the original Japanese document, the original document shall prevail.

Company Name: Promise Co., Ltd.
Stock Code: 8574
(URL: http://www.promise.co.jp/english/ir/)
Stock Listing: Tokyo Stock Exchange
Head Office: Tokyo

President and Representative Director: Hiroki Jinnai
Inquiries: Yasuhiko Katsumi, General Manager, Corporate Communications Dept.
TEL: 81-3-3287-1515
Meeting of Board of Directors for Approval of Results: October 27, 2005
Name of Parent Company, Etc: Sumitomo Mitsui Financial Group, Inc. (Stock Code: 8316) and one other company
Ownership of Voting Rights for Parent Company, Etc.: 16.7%
Application of U.S. GAAP: Not applicable

1. Consolidated Financial Results for Interim Period Ended September 2005 (Apr. 1, 2005 – Sept. 30, 2005)

(1) Consolidated Operating Results

(Note: In this report, amounts of less than one million yen are omitted and per share figures are rounded down to two decimal places.)

	Operating income		Operating profit		Recurring profit	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Six months ended Sept. 30, 2005	190,460	2.1	51,921	(21.9)	52,807	(22.2)
Six months ended Sept. 30, 2004	186,605	(7.6)	66,441	56.4	67,877	53.8
Year ended Mar. 31, 2005	369,860		128,301		130,821	

	Net income		Net income per share	Diluted net income per share
	Millions of yen	%	Yen	Yen
Six months ended Sept. 30, 2005	31,358	(21.8)	236.72	—
Six months ended Sept. 30, 2004	40,080	49.9	315.99	315.89
Year ended Mar. 31, 2005	75,378		576.04	575.88

Notes: 1. Equity in net gain of affiliated companies
Six months ended Sept. 30, 2005: ¥ 80 million
Six months ended Sept. 30, 2004: ¥ 166 million
Year ended Mar. 31, 2005: ¥ 399 million
2. Average number of shares
Six months ended Sept. 30, 2005: 132,469,563
Six months ended Sept. 30, 2004: 126,838,325
Year ended Mar. 31, 2005: 130,622,213
3. Change in accounting method: Not applicable
4. Percentages for operating income, operating profit, recurring profit, and net income represent percentage changes from the same period of the previous year.

(2) Consolidated Financial Position

	Total assets	Shareholders' equity	Equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
Sept. 30, 2005	1,731,000	785,102	45.4	6,058.16
Sept. 30, 2004	1,710,632	765,032	44.7	5,692.08
Mar. 31, 2005	1,785,142	793,986	44.5	5,901.62

Note: Number of shares outstanding
Sept. 30, 2005: 129,594,139
Sept. 30, 2004: 134,402,787
Mar. 31, 2005: 134,514,360

(3) Consolidated Cash Flows

	Net cash provided by operating activities	Net cash provided by (used in) investing activities	Net cash used in financing activities	Cash and cash equivalents at end of period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Six months ended Sept. 30, 2005	42,747	(6,875)	(75,086)	71,655
Six months ended Sept. 30, 2004	37,098	10,695	(21,431)	127,789
Year ended Mar. 31, 2005	107,742	(14,387)	(83,893)	110,853

(4) Scope of Consolidation and Application of Equity Method

Consolidated subsidiaries: 10
Non-consolidated subsidiaries accounted for by the equity method: —
Affiliates accounted for by the equity method: 1

(5) Changes in Scope of Consolidation and Equity Method

Newly consolidated subsidiaries: —
Subsidiaries excluded from consolidation: —
Newly included companies in equity method accounting: —
Companies excluded from equity method accounting: —

2. Forecast for Fiscal Year Ending March 2006 (Apr. 1, 2005 – Mar. 31, 2006)

	Operating income	Recurring profit	Net income
	Millions of yen	Millions of yen	Millions of yen
Year ending Mar. 31, 2006	380,935	96,600	58,200

Reference: Projected net income per share for the fiscal year ending Mar. 31, 2006: ¥443.13

Notes:
1. Projected net income per share for the fiscal year ending Mar. 31, 2006 is calculated based on projected average number of shares of 131,035,790.
2. The above forecasts are based on information currently available to the Company at the time of the release of this report. Actual results could differ materially from projections due to various factors.

Appendix

1. Company Profile

(1) The Promise Group consists of Promise Co., Ltd., 10 consolidated subsidiaries, 4 non-consolidated subsidiaries, 2 affiliated companies (including 1 accounted for by the equity method of consolidation), and 2 associated companies. The Group's principal business activities and the operations of each subsidiary and affiliated company are described below.

Financing Business

The financing business is the Promise Group's principal business. It mainly involves the direct provision of both unsecured and unguaranteed small-lot loans (i.e., the consumer finance business) to general consumers based on simplified credit analysis.

The Group is constructing a system that will enable it to provide comprehensive consumer loan services to a wide range of customers. In Japan, Promise Co., Ltd., QUOQLOAN INC. (consolidated subsidiary), Sun Life Co., Ltd. (consolidated subsidiary), At-Loan Co., Ltd. (consolidated subsidiary) and MOBIT CO., LTD. (equity-method affiliate) operate consumer loan businesses.

Overseas, PROMISE (HONG KONG) CO., LTD. (consolidated subsidiary) operates a consumer loan business in Hong Kong.

Promise, At-Loan and MOBIT also provide guarantees on loans made by financial institutions to individuals. PAL Servicer Co., Ltd. (consolidated subsidiary) operates a loan management and collection business.

Note: Plat Corporation changed its name to QUOQLOAN INC., effective June 13, 2005.

Other Businesses

In addition to the aforementioned businesses, the Promise Group leverages the know-how cultivated in its core consumer finance business to develop finance-related businesses.

PAL Life Co., Ltd. (consolidated subsidiary) operates a real estate business, centered on the Pal Building, for the collection of rents for tenant-occupied buildings. PAL Life also provides a variety of services, including travel arrangements, to Group companies.

Net Future Co., Ltd. (consolidated subsidiary) provides telemarketing services to Group companies. STC Co., Ltd. (consolidated subsidiary) provides computer system design, operation, and management to Group companies.

Overseas, in Taiwan, PROMISE (TAIWAN) Co., Ltd. (consolidated subsidiary) provides credit appraisal and analysis for loans and purchase of claimable assets services to a local bank. In addition, Liang Jing Co., Ltd. (consolidated subsidiary) operates a loan management and collection business.

Categorized under associated companies, Sumitomo Mitsui Banking Corporation runs its own banking business while Sumitomo Mitsui Financial Group, Inc. performs business management and related businesses for its associated companies.

The names and business descriptions of other affiliated companies are listed below.

[Domestic subsidiary]	[Business description]
All Japan Information Center Co., Ltd.	Holding of securities

[Overseas subsidiaries and affiliated company]	[Business Description]
PROMISE (EUROPE) S.A.	Management of golf courses
PAL Investment (Cayman) Co., Ltd.	Investment in China (NANJING SHENZHOU SEED INDUSTRY CO., LTD.)
NANJING SHENZHOU SEED INDUSTRY CO., LTD.	Production, processing, and sales of agricultural seeds
PROMISE (THAILAND) CO., LTD.	Consumer finance business in Thailand

(2) Promise Group Organization


Financing Business
Other Businesses
(Domestic companies)
Customers
Promise Co., Ltd.
(The Company)
Business support
PAL Life Co., Ltd.
(Consolidated subsidiary)
QUOQLOAN INC.
(Consolidated subsidiary)
Telemarketing
Net Future Co., Ltd.
(Consolidated subsidiary)
Sun Life Co., Ltd.
(Consolidated subsidiary)
System development
STC Co., Ltd.
(Consolidated subsidiary)
At-Loan Co., Ltd.
(Consolidated subsidiary)
All Japan Information Center Co., Ltd.
(Subsidiary)
MOBIT CO., LTD.
(Equity-method affiliate)
PAL Servicer Co., Ltd.
(Consolidated subsidiary)
Business alliance
Sumitomo Mitsui Banking Corporation
(Associated company)
Sumitomo Mitsui Financial Group, Inc.
(Associated company)
(Overseas companies)
PROMISE (HONG KONG) CO., LTD.
(Consolidated subsidiary)
Liang Jing Co., Ltd.
(Consolidated subsidiary)
PROMISE (THAILAND) CO., LTD.
(Subsidiary)
PROMISE (TAIWAN) Co., Ltd.
(Consolidated subsidiary)
PROMISE (EUROPE) S.A.
(Subsidiary)
PAL Investment (Cayman) Co., Ltd.
(Subsidiary)
NANJING SHENZHOU SEED INDUSTRY CO., LTD.
(Affiliated company)
Customers

(3) Status of Consolidated Subsidiaries

Name	Location	Capital	Principal business	% of voting rights	Related information				Notes
					Directors	Capital support	Business dealings	Leased facilities	
QUOQLOAN INC.	Kita-ku, Osaka	¥2,400 million	Consumer finance	100.00	9 (6)	Debt guarantees and loans	ATM and other network tie-ups	Offices	1
Sun Life Co., Ltd.	Takamatsu, Kagawa Prefecture	¥185 million	Consumer finance	100.00	5 (3)	Loans	ATM network tie-up	Offices	—
At-Loan Co., Ltd.	Minato-ku, Tokyo	¥10,912 million	Consumer finance	50.00	4 (3)	—	ATM network tie-up and guarantees on unsecured loans	—	2
PAL Servicer Co., Ltd.	Setagaya-ku, Tokyo	¥500 million	Loan management and collection	100.00	6 (4)	Loans	—	—	—
PAL Life Co., Ltd.	Chiyoda-ku, Tokyo	¥3,000 million	Management of leased real estate	100.00	7 (4)	Loans	—	Offices	—
Net Future Co., Ltd.	Chiyoda-ku, Tokyo	¥300 million	Telemarketing, ATM management / administration	100.00	5 (3)	—	—	Offices	—
STC Co., Ltd.	Chiyoda-ku, Tokyo	¥90 million	Computer system design, operation, and management	100.00	4 (2)	—	—	Offices	—
PROMISE (HONG KONG) CO., LTD.	Hong Kong	HK$45,000 thousand	Consumer finance	100.00	3 (3)	Debt guarantees	—	—	—
Liang Jing Co., Ltd.	Taipei, Taiwan	NT$290,000 thousand	Loan management and collection	100.00	3 (2)	—	—	—	—
PROMISE (TAIWAN) Co., Ltd.	Taipei, Taiwan	NT$250,000 thousand	Credit appraisal and analysis for loans and purchase of claimable assets	70.00	3 (2)	Debt guarantees	—	—	—

Notes: 1. Plat Corporation changed its name to QUOQLOAN INC., effective June 13, 2005. On October 3, 2005, QUOQLOAN made a third-party allocation to QUOQ Inc., increasing its capital to ¥5,434 million and reducing Promise's percentage of voting rights to 85.00%.
2. Of the above subsidiaries, At-Loan Co., Ltd. is a specified subsidiary.
3. The figure in parentheses under Directors represents the number of directors serving in concurrent positions.

(4) Status of Equity-Method Affiliate

Name	Location	Capital	Principal business	% of voting rights	Related information				Notes
					Directors	Capital support	Business dealings	Leased facilities	
MOBIT CO., LTD.	Shinjuku-ku, Tokyo	¥20,000 million	Consumer finance	50.00 (5.00)	5 (2)	—	ATM network tie-up	—	—

Notes: 1. The figure in parentheses under % of voting rights represents the percentage of indirectly owned voting rights.
2. The figure in parentheses under Directors represents the number of directors serving in concurrent positions.

2. Management Policies, Business Results and Financial Condition, Business Risks

(1) Management Policies

1) Basic Management Policies

The Promise Group's corporate philosophy is to "Support affluent lifestyles and aim to be a trusted corporate citizen"; "Target appropriate profit levels through efficient management and seek to achieve sustainable growth"; and "Be appreciated by customers and cooperate with society to realize mutual harmony and benefit together with employees." Guided by our ethical and legal compliance efforts, we pursue our business with the intention of living up to the trust and expectations of our customers and other stakeholders.

Based on our recognition of the importance of maximizing corporate value by increasing our social contribution through higher levels of customer satisfaction and efforts to prevent multiple debt among consumers, we have committed our full efforts Groupwide to realizing the Promise Vision.

The Promise Vision is a paradigm for the Company to specialize in the consumer finance business and to focus on businesses that evolve in tandem with customer needs and the times. The Promise Vision is also a roadmap for evolution from lender-borrower relationships to advisor-client relationships. Through such initiatives, Promise aims to evolve into a personal main bank that can provide financial support and advice to customers on a one-to-one basis.

Competition in the consumer finance market has further intensified, spilling over the lines of demarcation between industries and types of businesses. The Promise Group intends to build a strong business base through the formation of a high-quality consumer loan portfolio while targeting sustainable growth by accurately responding to changes in the business environment or the times.

2) Dividend Policy

The Promise Group considers returning a portion of profits to shareholders on a stable and continuous basis to be an issue of the highest priority.

The Promise Group will work to improve earnings by drawing on a solid business foundation formed by high-quality assets and promoting business alliances and will return profits in accordance with shareholder expectations while maintaining a strong financial condition and retained earnings.

In view of the market environment, the Company's policy regarding the use of retained earnings is to strengthen the Group's business structure through effective investment in such areas as product development, information technology, human resource development, and new business development by pursuing strategic business alliances to achieve growth in earning power, corporate worth, and, by extension, shareholder value.

As one means of returning profits to shareholders, Promise has introduced a special benefit plan for shareholders, which received a favorable reception. Specifically, each holder of equal to or more than one trading unit of Promise shares receives a gift coupon for regional specialty goods worth ¥3,000 without exception.

3) View and Policy on Reduction of Investment Unit for Shareholders

With the goal of expanding its shareholder base and increasing the liquidity of its shares, Promise reduced the investment unit for its shares to 50 in August 2002.

The Company will consider further decreases in the investment unit based on the stock price level, change in shareholder composition, stock trade situation, and cost-effectiveness and will act accordingly.

4) Business Performance Indicators

Reflecting its goals of improving business efficiency and maintaining high profitability, the Promise Group gives high priority to return on assets (ROA) as a business performance indicator and targets improvement in this figure.

5) Medium- and Long-Term Business Plan

Working toward realizing the goals of the Promise Vision, the Promise Group is seeking to expand its core consumer finance business based on its full-line interest rate strategy and through its business alliance with Sumitomo Mitsui Financial Group, Inc. (SMFG) and to establish a medium-to-long-term earnings base.

Promise's full-line interest rate strategy aims to address the cash needs of a broad base of consumers by offering different brands within the Promise Group, each with a different interest rate

range. Under the business alliance with SMFG, the Cascade Scheme has been introduced to link three brands of loans: Sumitomo Mitsui Banking Corporation (interest rates 8-12%), At-Loan Co., Ltd. (interest rates 15-18%), and Promise (interest rates 18-25.55%). Offering a comprehensive range of credit, simultaneous application for multiple loan brands, and cross-selling, this scheme enables further improvements in efficiency and effectiveness. By combining the Cascade Scheme with the existing products of MOBIT CO., LTD. (interest rates 15-18%) and QUOQLOAN INC., which changed its name from Plat Corporation in June 2005, and Sun Life Co., Ltd. (interest rate 29.2%), the Promise Group plans to expand its customer base by leveraging its broad range of interest rates.

Moreover, through the business alliance, the Promise Group will expand into peripheral financial businesses. The Group is aiming to grow its loan guarantee services, debt collection services, and other businesses as well as considering other alliance businesses with SMFG, such as collaboration in the area of small business loans.

To achieve growth in its overseas operations, Promise is expanding the businesses of PROMISE (HONG KONG) CO., LTD. (consumer finance) and PROMISE (TAIWAN) Co., Ltd. (loan guarantees). In addition, Promise has entered Thailand's consumer finance market with the establishment of PROMISE (THAILAND) CO., LTD. The Company will continue researching new markets throughout Asia, with a view to developing new earnings bases.

6) Basic Stance on Corporate Governance and Status of Policy Execution

[1] Basic Stance on Corporate Governance

The Promise Group believes that management efficiency, sound operations, transparency, and compliance are the pillars of corporate governance. We realize that establishing a corporate governance system is essential for the Promise Group to cooperate with society to realize mutual harmony and benefit. To that end, we are working to reinforce our management functions and establish internal control and auditing systems and to strengthen and improve our corporate disclosure through compliance.

[2] Status of Corporate Governance Organization (Business Decisions and Execution by Management and Audit Function)

a) Board of Directors

In June 2002, Promise Co., Ltd. introduced an executive officer system, separating the roles of management and business execution within the Company. The Board of Directors comprises only eight directors to facilitate accurate and rapid decision making based on full discussion. In principle, the board meets once a month to discuss and make decisions regarding items determined under the Commercial Code of Japan and important business issues. The board also discusses strategic responses to other pressing issues that the Company faces. At this time, no outside directors have been appointed to the board.

b) Business Strategy Meeting and Executive Officer Meeting

Promise has established the Business Strategy Meeting, which acts as an advisory body to the president. In principle, the meeting is convened once a month, and it is attended by directors and senior or higher level executive officers. At the meeting, information is shared based on reports prepared by each department and important proposed strategies and business actions are discussed.

In addition, the Executive Officer Meeting is held once every quarter, attended by all executive officers and at which a report is made on the state of business execution and measures are determined regarding outstanding items of various departments. A total of 19 executive officers, including officers who hold the post of director, have been appointed.

c) Audit Committee and Internal Control Organization

Promise employs a corporate auditor system that comprises four full-time auditors, two of whom are outside auditors. These auditors serve to increase the effectiveness of our corporate governance system by attending important meetings, such as meetings of the Board of Directors or executive officers, and by carrying out appropriate audits of the business execution system.

Promise has also established an internal control organization that uses internal rules and regulations to clarify decision-making authority and responsibility throughout the Company. The

organization also ensures sound and appropriate business practices in Promise's overall business activities through cooperation by the Legal, Inspection, and Risk Management (also responsible for compliance management) departments. Promise also endeavors to ensure appropriate business activities by using the guidance and advice of outside professions, such as a legal advisor and independent auditors. Moreover, the Company is strengthening cooperation among the internal auditing divisions of each member of the Promise Group, working to improve the Groupwide internal control organization.

Promise's outside auditors have no business relationships with the Company or other conflicts of interest regarding their positions.

(Others)

a) Reinforcing Compliance System

Promise recognizes that thorough compliance is one of its most important management issues and provides a foundation for all of its businesses. Promise works to ensure ethical and legal compliance Groupwide by establishing guidance systems and maintaining ongoing programs to raise awareness of compliance among employees.

In April 2005, Promise established the Risk Management Department, which improves on the function of the previous Compliance Department, with the goal of integrating its risk management information. The Risk Management Department is proceeding with the establishment of an overall risk management organization that includes compliance management to ensure thorough compliance in daily business activities. This is being achieved by appointing compliance and risk management managers and administrators for all business departments and requires employees to adopt a code of ethics, create compliance implementation proposals, and inspect compliance status every quarter. Promise is also striving to improve its grasp of compliance and risk issues for the overall Group through the establishment of internal and external compliance advisory sections for employees.

Since 2003, Promise has encouraged its employees to acquire an external certification, the Compliance Officer Certification Examination (Consumer Finance Course) offered by *Kinzai* Institute for Financial Affairs, Inc. A total of 2,714 employees have passed this examination, and for the past three years Promise employees have won the Best Group Performance Award. Other measures taken by Promise to firmly ingrain the concept of compliance in its corporate culture include special training programs about the law protecting the privacy of personal information, harassment prevention, and other issues; discussion method courses using case studies; and internal publications.

b) Strengthening and Expanding Disclosure

From the point of view of improving the transparency of management and strengthening its disclosure for shareholders and investors, the Company is actively carrying out IR activities in Japan and abroad, working to bolster and expand its disclosure.

Through press releases, financial information, and other IR tools and its web site (http://www.promise.co.jp/english/ir/), Promise promotes greater understanding of its management strategies and business development. Top management takes the initiative in this process by personally explaining the Company's activities to others through information meetings and regular contact with securities analysts and investors. At the same time, top management listens carefully to the opinions and wishes of shareholders and investors, using them as feedback regarding the Company's management practices.

The following is a schematic of the Promise Group's corporate governance organization.


General Meeting of Shareholders
Elect / Dismiss
Elect / Dismiss
Elect / Dismiss
[Audit]
Cooperation
Board of Auditors: 4
(Outside Auditors: 2)
Audit
[Management]
Board of Directors: 8
Audit
Elect / Monitor
Elect / Dismiss
Reporting
[Operation]
Certified Public Accountant
Audit
President and Representative Director
Corporate Auditors of Group Companies
Corporate Planning Dept.
(Corporate management)
Business Strategy Meeting
Audit
Cooperation
Executive Officers Meeting
Group Companies
Supervision
Board of Directors
Affiliated Business Dept.
(Group company supervision)
Ethics Committee
Risk Management Committee
Disciplinary Committee
Cooperation
Inspection
Departments
(Head Office, Branches, Etc.)
Dept. In-Charge of Internal Audit
Inspection Dept.
Cooperation
Compliance and Risk Management Managers
(Departmental heads)
Cooperation
Reporting, Contacting, Counseling
Dept. In-Charge of Compliance
Risk Management Dept.
(Compliance and risk management)
Strict implementation, Guidance, Decisions
Reporting, Contacting, Counseling
Corporate ethics advisory section
Education, Enlightenment, Guidance, Decisions
Compliance and Risk Management Administrators
(Managers and branch heads)
Legal Advisor
Advice
Guidance
Cooperation
Strict implementation, Guidance, Decisions
Reporting, Contacting, Counseling
Third-Party Agency
Legal Dept.
Guidance, Decisions
External advisory section
Employees
(Including temporary and part-time workers)
Counseling for compliance
Regulatory Agency
Instruction
Supervision
Corporate Communications Dept.
Treasury Dept.
Customer Relationship Dept.
Service
Opinions, inquiries
IR activities, meetings
Financing
Response
Opinions, inquiries
Media and Investors
Customers

(2) Business Results and Financial Condition

1) Overview of Interim Period Ended September 30, 2005 and Business Results

During the interim period under review, there were some positive signs in the Japanese economy as it continued to make a mild recovery. Capital investment expanded, reflecting a recovery in corporate earnings, and the employment environment also improved. However, the effects of the economic recovery varied by company size, business sector, and region and such concerns as the soaring price of crude oil and exchange rate trends remained.

Moreover, the direction of Japan's consumer finance market, Promise's core market, remained unclear. Competition further intensified due to market entrances by business alliances that crossed over business sector or category borders. Although the number of applications for personal bankruptcy remained in a downward trend, the number of legal proceedings by lawyers and courts for debt restructuring rose. Furthermore, the unemployment rate among young people, Promise's main customer base, continued to be high.

In response to these business conditions, the Promise Group emphasized further reinforcing efforts to minimize nonperforming loans and retain customers. In addition to introducing measures to achieve these goals and improve business efficiency, the Group commenced its alliance businesses with SMFG, targeting the development of a new customer base.

Results for the interim period ended September 30, 2005 by business are as follows.

[1] Financing Business

In the Promise Group's core consumer finance business, the consolidated balance of consumer loans outstanding increased due to the inclusion of At-Loan Co., Ltd. as a newly consolidated subsidiary at the end of the previous fiscal year. As a result, for the interim period under review, operating income from financing business totaled ¥184,781 million, up 2.1%, or ¥3,827 million, from the same period in the previous fiscal year.

The major policies undertaken in the interim period ended September 30, 2005 are outlined below.

(Progress of Strategic Business Alliance with SMFG)

In April 2005, based on the business alliance agreement signed in September 2004, Promise began a joint consumer finance business, called the Cascade Scheme, with Sumitomo Mitsui Banking Corporation (SMBC) and At-Loan.

Under the Cascade Scheme, the partners have set up a call center in Minato-ku, Tokyo, where applications for the loan products of all three companies are received and evaluated. Promise is providing support for the entire process, from credit evaluations to the management and collection of loans in default. Thanks to the strength of the SMBC brand name and mass-media promotions, the three companies had acquired approximately 73 thousand customers under the Cascade Scheme at the end of September, and the balance of consumer loans outstanding amounted to ¥42,982 million. We plan to further increase the number of customers and consumer loans outstanding by strengthening our promotions, revising our systems and loan application organization, and taking such other measures as adding new loan application channels in order to increase the market penetration of the Cascade Scheme.

In March 2005, as part of the business alliance with SMFG, Plat Corporation concluded a business and capital alliance agreement with QUOQ Inc., an installment sales finance company. The two companies began a joint business in June 2005. Along with the start-up of the business, Plat Corporation changed its name to QUOQLOAN INC. to take advantage of the name recognition and brand image of QUOQ. In October 2005, QUOQLOAN made a third-party allocation that was acquired by QUOQ, forming a capital alliance. In their joint business, QUOQLOAN is offering its unsecured consumer loans to existing customers of QUOQ as well as new customers, using the QUOQ brand power and network to increase its customer acquisition capabilities.

In addition, we continue to consider how we can quickly enter the small business loan market and start-up other alliance businesses. By mutually strengthening their relationship of trust, the Promise Group and SMFG will continue to work toward further business expansion.

(Strengthening organizational structure)

In response to the ever-changing business environment, the Promise Group flexibly revises its organizational structure to ensure that its organization demonstrates its maximum capabilities from the points of view of efficiency and effectiveness.

In April 2005, Promise implemented certain organizational changes with the primary aim of promoting the development of its business alliance and reinforcing its sales support organization.

To promote the development of the business alliance, the Company set up an Alliance Project, which specializes in planning measures for each alliance business, and the Alliance Promotion Department, which specializes in providing administrative support for alliance businesses that have become concrete operations, and reinforced their functions. Promise also established the Alliance Operation Department in which it has concentrated functions related to business alliances other than those with SMFG, working to strengthen such tie-up businesses as ATM open networks and loan guarantees for banks.

To reinforce its sales support organization, Promise created the Market Planning Department for the purpose of strengthening the planning function of its loan business. The department specializes in proposing sales strategies and policies. In addition, the Company merged the sales channel development function into the Channel Development Department to increase administrative efficiency by integrating sales channel management.

Moreover, with the intent of boosting functionality and improving administrative efficiency, Promise set up Eastern Region and Western Region Contact Centers, integrating the functions of the Promise Call Center and the General Service Center, which handled Internet branch services and applications

for tie-up credit cards and related credit evaluations. In addition, to strengthen functions along with the start-up of the Cascade Scheme, functions related to loan guarantees for domestic banks were spun off from the General Service Center and established as the independent Guarantee Center.

(Improving loan portfolio quality)

The Promise Group addresses its major issues of minimizing nonperforming loans and increasing customer retention through attentive responses to the needs of each customer based on thorough communication.

Promise has an automated credit provision system based on statistical analysis. The system is optimized by revising it in response to changes in the business environment, a process that has highly refined its precision. In addition, the Company has introduced a "Navigation System" that further refines the approval process by recording transaction details and individual conditions and other qualitative information into a database and assigning such details greater weight than previously in the credit approval process.

Promise has taken a variety of steps to enable more effective use of this "Navigation System." The Company has established a seamless loan management system whereby branches manage their new loans comprehensively from inception to collection. In April 2005, to strengthen its capability for and efficiency in dealing with the rapidly growing amount of debt restructuring by lawyers and courts as well as the increasing number of written-off loans, the Company integrated the seven nationwide Legal Centers that were managing legally restructured loans with the CR Center, which handled written-off loans. Two administrative divisions, one for east Japan and one for west Japan, were set up in separate locations. Besides making progress with the implementation of these systems, the Company revised its Loan Collection Guidelines, strict self-regulatory standards aimed at achieving legal compliance. Promise also is continuously focusing its attention on improving the customer counseling abilities of employees through various training courses and on-the-job training and on achieving their thorough compliance with rules and regulations.

In addition, Promise's loan management know-how is being put to use by QUOQLOAN INC. and Sun Life Co., Ltd. By revising its loan management system as needed, the Company is striving to strengthen its lending system and improve the quality of its loan portfolio.

(Expanding product line and business channel network)

Promise is making efforts to expand its services using IT and business alliances for the purposes of acquiring new customers and increasing the level of satisfaction of existing ones.

In response to customer demand for shorter loan approval times, the Company has been progressing with the installation of *Chosoku* loan processing machines. *Chosoku* machines are compact, low-cost terminals that require only 5-10 minutes to process new applications, conduct provisional credit analyses, and issue temporary cards. At the end of September 2005, a total of 790 of these terminals had been installed, principally in commercial areas in major cities and at roadside locations, including installation in am/pm convenience stores from August 2005. Moreover, Promise is approaching customers visiting SMBC's branches through the new type of automated contract machines (ACM) jointly developed with SMBC for the Cascade Scheme that SMBC is installing in its branches. These ACMs can handle and process loan applications for each company (SMBC, At-Loan, and Promise) as well as simultaneously for the three companies. At the end of September 2005, 521 of these machines had been installed.

The Company has continued to extend its payment/withdrawal channel, forming alliances with financial institutions and convenience stores. At the end of September 2005, Promise had a total of 121,684 locations (1,714 own ATMs, 104,651 ATMs and CDs, 15,319 convenience stores) in its payment/withdrawal channel, including its own ATMs and those of its 421 alliance partners, making it the industry leader in terms of network scale. The Company has also worked to provide customers with an environment where it is "easy to borrow, easy to repay" no matter what the time or place, making repayment using its Internet Repayment Service—an Internet banking based instant repayment system—free of commission charges and expanding the number of financial institutions that can be used to withdraw or repay funds. At staffed branches and other existing channels, the Company is striving to strengthen sales capabilities and achieve low-cost operations by reviewing operations from the point of view of customer processing flow and changing branch types or combining branches.

At the same time, Promise is seeking to improve management efficiency, reduce its sales channel costs, and improve and expand existing services by sharing its sales infrastructure, such as ATM and ACM networks, with the overall Promise Group. In addition, Promise is also sharing the *Chosoku* machines being installed in am/pm convenience stores with At-Loan.

[2] Other Businesses

Targeting the expansion of its earnings base, Promise is utilizing the credit know-how it has nurtured over its many years in the consumer finance business and its business resources to develop a loan guarantee business and an open network alliance business for its ATMs.

In its loan guarantee business, the Company inherited two banks (The Minato Bank, Ltd. and The Nagano Bank, Ltd.), which had previously been guaranteed by At-Loan. Promise also began providing loan guarantee services to its partners in the Cascade Scheme, SMBC and At-Loan, bringing the total number of loan guarantee tie-ups to 11 companies at the end of September 2005. Along with the favorable expansion of the Cascade Scheme business, the balance of loan guarantees has also risen, increasing to ¥49,182 million at the end of September 2005. The open network alliance business has also prospered, with business tie-ups at the end of September 2005 increasing to 32 companies, comprising 3 credit card companies, 9 installment sales finance companies, and 20 consumer finance companies (including 3 Promise Group companies).

Furthermore, peripheral financial businesses, such as the telemarketing business of Net Future Co., Ltd. and computer system development for financial institutions provided by STC Co., Ltd., have also expanded their earnings bases by acquiring new customers outside the Promise Group.

Although there was a decline in revenues during the interim period under review due to the termination of the installment sales finance business in Taiwan, a major contribution to revenues from the previously mentioned loan guarantee business under the Cascade Scheme resulted in operating income from other businesses advancing ¥27 million, or 0.5% year on year, to ¥5,678 million.

Consequently, total operating income increased ¥3,854 million, or 2.1% year on year, to ¥190,460 million, supported by the inclusion of At-Loan as a newly consolidated subsidiary. However, growth in expenses for loan losses and additional expenses related to the inclusion of a newly consolidated subsidiary contributed to a ¥15,069 million, or 22.2%, fall year on year in recurring profit, to ¥52,807 million. Net income for the interim period decreased ¥8,721 million, or 21.8% from the previous interim period, to ¥31,358 million.

2) Financial Position

Assets, liabilities, and shareholders' equity at the end of the interim period ended September 30, 2005 are as follows.

Total assets	¥1,731,000 million	(down 3.0% from March 31, 2005)
Shareholders' equity	¥785,102 million	(down 1.1% from March 31, 2005)
Shareholders equity ratio	45.4%	(up 0.9 percentage points from March 31, 2005)

Total assets declined ¥54,142 million from the end of the previous fiscal year. The decrease can be attributed to a ¥5,756 million contraction in consumer loans receivable, which mainly comprises the Promise Group's core unsecured loan business; a ¥10,728 million decline in cash and deposits; and a ¥27,051 million drop in short-term loans.

Total liabilities declined ¥43,862 million from the end of the previous fiscal year, reflecting mainly a ¥32,780 million decline in borrowings.

Shareholders' equity fell ¥8,883 million from the end of the previous fiscal year. Although retained earnings expanded ¥23,827 million, treasury stock (an item deducted from shareholders' equity) rose ¥34,165 million.

Consolidated cash flows for the interim period ended September 30, 2005 are as follows:

Cash and cash equivalents at the end of the interim period under review were down ¥39,198 million, or 35.4% from the end of the previous fiscal year, to ¥71,655 million.

Net cash provided by operating activities amounted to ¥42,747 million. This figure can mainly be attributed to ¥52,796 million in income before income taxes and minority interests and ¥25,631 million in income taxes paid.

Net cash used in investing activities amounted to ¥6,875 million. Major factors included ¥3,694 million in payment for purchase of property and equipment and ¥2,826 million in payment for purchase of intangible fixed assets, such as computer software.

Net cash used in financing activities amounted to ¥75,086 million. This amount primarily consisted of repayments of borrowings and a ¥34,713 million increase in treasury stock.

3) Outlook for Fiscal Year Ending March 31, 2006

The outlook for the Japanese economy calls for corporate earnings to be favorable overall. However, we expect our business conditions to continue to be severe due to such concerns as the soaring price of crude oil, trends in foreign exchange rates, the high unemployment level among young people, the widening gap in personal incomes, and the increase in the number of legal proceedings for debt restructuring by lawyers and courts.

Under these circumstances, the Company will continue to give priority to the issues of minimizing nonperforming loans and increasing customer retention to secure a stable flow of earnings and achieve corporate growth.

To those ends, the Promise Group continues to emphasize improving loan quality and deploying a full-line interest rate strategy that is aimed at meeting the funding needs of a diverse consumer base. In doing so, the Group aims to diversify its risk exposure while increasing its loan balance.

To realize the concept of "Promise is number one in the minds of customers," the Company will continue to pursue structural reforms, establish a solid corporate infrastructure, and expand its services for customers. In addition, Promise will take steps to ensure an early materialization of operations under the business alliance with SMFG.

For the fiscal year ending March 31, 2006, the Company is forecasting operating income of ¥380,935 million, an increase of 3.0% from the previous fiscal year. Recurring profit is expected to decrease 26.2%, to ¥96,600 million, while net income is projected to decline 22.8%, to ¥58,200 million.

Note: Figures in the sections "Management Policies" and "Business Results and Financial Condition" do not include consumption tax.

(3) Business Risks

The following is a discussion of the major factors thought to have an impact on the business, performance, and financial condition of the Promise Group. Matters that may not necessarily be equivalent to risk but are deemed important for investment decisions and a better understanding of the Group's business activities have also been included from the point of view of providing greater disclosure for investors.

Cognizant of the potential risks described below, the Promise Group takes steps to prevent these risks from materializing and to respond promptly when problems arise. However, it should be noted that the risks described below may not represent complete coverage of the risks faced by the Group. Forward-looking statements contained in the following text are based upon assessments made as of September 30, 2005.

1) Regulatory Risk regarding Restrictions on Interest Rates on Loans

The maximum interest rate under the Law Concerning Control on Acceptance of Capital Contributions, Deposits and Interest (hereinafter termed the "Capital Subscription Law") is 29.2%. All of the Group's consumer finance companies in Japan lend money at interest rates at or below this ceiling. However, Article 12, Paragraph 2 of the supplementary provisions of the Partial Revision Law regarding the Money Lending Business Control and Regulation Law and Law Concerning Control on Acceptance of Capital Contributions, Deposits and Interest (hereinafter termed the "Money Lending and Capital Subscription Partial Revision Law"), which was announced on August 1, 2003, states that the ceiling on interest rates stipulated in Article 5, Paragraph 2 of the Capital Subscription Law shall be reviewed as necessary about three years after the enforcement of the Money Lending and Capital Subscription Partial Revision Law. If the maximum interest rate is revised to a figure lower than the current one, this may have a negative impact on the business and performance of the Promise Group.

A portion of this maximum interest rate for the consumer finance companies of the Promise Group is in excess of the maximum interest rate chargeable stipulated in Article 1, Paragraph 1 of the Interest Rate Restriction Law (allowed annual rates on loans with principal of less than ¥100,000, 20%; with principal of ¥100,000 or more but less than ¥1,000,000, 18%; with principal of ¥1,000,000 or more, 15%). Under Article 1, Paragraph 1 of the Interest Rate Restriction Law, interest rate agreements on consumer loans made for commercial purposes for this portion are invalid. However, according to Paragraph 2 of the same article, if the debtor voluntarily pays this excessive portion, the debtor is not entitled to request a refund.

Moreover, according to Article 43 of the Money Lending Business Control and Regulation Law (hereinafter termed the "Regulatory Law"), if the debtor complies with all the requirements of voluntarily paying the excessive portion as interest, receives the written documents stipulated in Article 17 of the Regulatory Law at the time of concluding the loan agreement, and receives a receipt as stipulated in Article 18 of the same law immediately on payment, the transaction will be deemed a valid repayment of interest on the debt regardless of the provisions of Article 1, Paragraph 1 of the Interest Rate Restriction Law.

Nevertheless, on June 1, 2000, the Financial Services Agency revised its business guidelines for the industry, placing a stricter obligation on operators to supply borrowers with proper documentation. In the worst case scenario, it is possible that the items in written documents exchanged with borrowers when an ATM of a tie-up network is used or the written documents exchanged with borrowers when a bank transfer is made could be deemed in violation of the law, which might make it necessary to revise the Promise Group's business. The number of suits by borrowers demanding reimbursement of the said excessive portion due to the lack of proper documentation has increased annually, and several decisions ruling against the application of Article 43 of the Regulatory Law have been handed down by the legal system. In the future, should the number of such suits increase and the total reimbursement amount rise or further revisions be made in the laws and regulations, they could have a negative influence on the performance of the Promise Group.

2) *Regulatory Risk regarding Business Restrictions under the Regulatory Law*

The consumer finance companies of the Promise Group have been registered as operators as stipulated in Article 3 of the Regulatory Law and are governed by the various business regulations of that law (prohibition of excessive lending, disclosure of loan conditions, publicizing of loan conditions, prohibition of exaggerated advertising, exchange of written documentation, exchange of receipts, booking of loans, restrictions on obtaining a blank power of attorney, restrictions on loan collection activities, return of loan agreement, disclosure of official registration details, restrictions on resale of loans).

As the regulator of the consumer finance industry, the Financial Services Agency has the power to take administrative measures, including suspension of the operations or a portion of the operations of an operator that has violated the laws or regulations and cancellation of the operator's registration.

The moneylenders associations of each prefecture and the Federation of Moneylenders Association of Japan also have self-regulatory rules to ensure sound lending, loan collection, and advertising. The companies of the Promise Group comply with these rules.

Despite the Group's efforts to comply with regulations, in the event that some violation triggered administrative measures by the regulator or business became more restricted as a result of a change due to a revision of laws, the performance of the Promise Group or future business development could be affected.

3) *Risk regarding Multiple Indebtedness Problem and Loans Made to Consumers*

In recent years, against the backdrop of the economic conditions in Japan and the establishment of a legal framework for consumer debt relief (passing of the Designated Mediator Law and the individuals for Civil Rehabilitation Laws and the revision of the Judicial Scrivener Law), increases in multiple indebtedness among individuals (including customers of the Promise Group) and in the number of individuals seeking legal protection from creditors under personal bankruptcy laws have become social issues.

In response to these issues, in January 1997, the consumer finance industry formed the Liaison Group of Consumer Finance Companies to carry out activities to enlighten and educate consumers and to financially support various related counseling services.

The Promise Group also uses data from consumer credit associations and its own credit appraisal system to evaluate the loan repayment capability of customers and continues to regularly revise credit limits after the loan has been made. Based on this system, the Group avoids excessive credit risk and seeks to prevent an increase in multiple indebtedness among individuals and curtail the occurrence of

uncollectible loans. Furthermore, the Group provides for expected future credit losses by booking a provision for uncollectible loans as necessary in view of calculations based on such details as the historical default rate and the balance of loans outstanding.

In spite of these precautions, should economic conditions suddenly deteriorate or the quality of loans suddenly worsen due to changes in the legal system or the numbers of people applying for bankruptcy or legal arbitration increase, such as intervention by lawyers, loan losses would increase and could impact on the performance of the Promise Group.

4) Risk regarding Handling of Personal Information and the Information Privacy Law

Because the core business of the Promise Group is consumer finance in which the Group provides loans based on the credit standing of customers, the Group is a member of personal credit information bureaus and can access bureau databases. In addition, information received from customers for the purpose of credit evaluation is stored in Promise's databases and shared in-house.

The Promise Group treats this personal data as highly confidential information and takes appropriate steps to protect it and ensure its proper use. The Group has a thorough security system to prevent external break-ins and has also introduced an IC card and fingerprint recognition security system for all information terminals. Among other preventative measures, the Group sets restrictions on access to personal data, maintains a record of database access, and disallows the use of such memory media as CD-Rs that could be taken off the premises. Moreover, the Group has a variety of rules, produces guidance manuals, carries out thorough compliance training, and takes other preemptive steps to prevent the leakage of information from within the Group.

Nevertheless, if for some reason a problem were to arise because of the leakage of customer information, the repercussions could adversely affect the Promise Group's performance and business development.

On April 1, 2005, the law protecting the privacy of personal information came into force in full. Under this law, businesses handling personal information (major companies of the Promise Group fall into this category) are obliged to make certain reports to the authority if deemed necessary. For violations of this obligation, the minister of the main authority is empowered to advise or command that necessary measures be taken if they are recognized to be in the best interests of the individuals.

The Promise Group has focused its efforts on appropriately responding to this law and related guidelines. However, should some violation occur that results in administrative action being taken against the Group or its operations be restricted by some future revision in the law, the consequences could impact negatively on the Group's performance.

5) Risk regarding Liberalization of Regulations

Recently, the Ministry of Finance and other government organizations have adopted measures to deregulate the financial system and to promote competition. And various plans for further deregulation of financial services companies are in progress. The effects have been seen even in the consumer finance industry, where capital alliances and joint ventures have been formed with banks and foreign financial services companies and companies from other industries have entered the market.

Because the previously mentioned laws have placed greater restrictions on moneylenders, it is difficult to foresee more companies from other industries entering the consumer finance market at this time. However, should these regulations be liberalized, and the number of new market entrants increase or a major capital tie-up or merger or acquisition be concluded by a company with abundant capital resources, it could create a new competitive playing field within the industry that might have a negative impact on the performance of the Promise Group.

6) Fund Raising and Interest Rates on Financing

Since the enforcement of the Nonbank Bond Issuing Law in May 1999, the Promise Group has actively issued bonds. Moreover, the Group has sought to diversify its funding sources with borrowings from financial institutions, fixed interest rate long-term bonds, and syndicated loans. To minimize interest rate risk, the Group hedges its exposure using interest rate caps and uses interest rate swaps while also obtaining commitment line agreements to secure alternate sources of funds in preparation for sudden changes in the financing environment. Through these and other measures, the Group aims to achieve stable fund procurement at low cost.

The Promise Group does not anticipate any difficulties in raising funds under current conditions. However, should interest rates rise or should the financing environment deteriorate markedly beyond currently foreseen levels, systematic fund raising might become difficult and adversely influence Group performance.

7) Potential of Computer System Failure

As a result of progressive use of IT systems along with the expansion of its consumer finance business, the Promise Group has come to depend much more on its computer systems and networks. For that reason, the Group has implemented measures to deal with system problems, such as strengthening security, creating a backup system for data, and adding and updating hardware to cope with greater volumes of data and higher access frequency. Regardless of these measures, if human error or a natural disaster were to cause a problem with the Group's computer systems, it could not only directly damage the operations of the Promise Group but also result in a loss in confidence in the services being offered by the Promise Group.

8) Business and Capital Alliances with Sumitomo Mitsui Financial Group, Inc.

Promise has formed business and capital alliances with Sumitomo Mitsui Financial Group, Inc. In the future, the Company will consider each of the members of Sumitomo Mitsui Financial Group, Inc. as a strategic partner in the consumer finance business, combining the brand power and know-how developed by both sides to provide top-class products and services to the customers of both partners. However, if there were a change in the Banking Law or other related laws or if Sumitomo Mitsui Banking Corporation were to acquire more than a certain proportion of the outstanding shares of Promise Co., Ltd., it is possible that operations might be restricted to the scope of the businesses of the Company or its subsidiaries.

9) Group Strategy and Performance Trends

The business climate of the Promise Group includes delayed recovery in the employment and income situations, high numbers of applications for personal bankruptcy and legal proceedings by lawyers and courts for debt restructuring, a high level of credit losses due to the deteriorating quality of the loan portfolio, stagnant growth in numbers of customers due to declining spending sentiment among consumers, increasing competition from market entrants from other fields, and growing competition with other companies in the market. Consequently, each of the companies of the Group faces a difficult operating environment.

In response, the Promise Group has initiated a variety of measures, pursuing a Group strategy centered on the full-line interest rate strategy. In the event that the Promise Group is not able to achieve results as planned under the Group strategy because of a change in the direction of the Japanese economy or in the competitive conditions, such a situation could have a negative impact on the performance of the Promise Group.

3. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(Millions of yen)

Classification	FY 2005 interim period (Sept. 30, 2004)			FY 2006 interim period (Sept. 30, 2005)			FY 2005 (Summary) (Mar. 31, 2005)		
	Amount		%	Amount		%	Amount		%
(Assets)									
I Current assets									
1 Cash and deposits		89,867			56,573			67,302	
2 Notes and accounts receivable		1,264			830			968	
3 Consumer loans receivable: Principal		1,522,537			1,593,879			1,599,635	
4 Short-term loans		38,028			17,324			44,376	
5 Deferred tax assets		28,568			24,314			29,660	
6 Other		32,754			29,543			32,013	
Allowance for credit losses		(129,868)			(131,822)			(130,352)	
Total current assets		1,583,153	92.5		1,590,643	91.9		1,643,604	92.1
II Fixed assets									
1 Property and equipment, net									
(1) Buildings and structures	31,305			31,224			31,824		
Accumulated depreciation	14,824	16,481		15,352	15,871		15,404	16,420	
(2) Furniture, fixtures and equipment	30,952			29,773			29,551		
Accumulated depreciation	21,048	9,903		18,721	11,052		17,456	12,094	
(3) Land		51,555			50,643			50,711	
(4) Construction in process		—			191			301	
Total property and equipment, net		77,940	4.6		77,758	4.5		79,527	4.4
2 Intangible fixed assets, net									
(1) Excess investment cost over net assets of consolidated subsidiaries acquired, net		5,204			13,373			14,486	
(2) Other		5,616			11,016			10,456	
Total intangible fixed assets		10,820	0.6		24,389	1.4		24,942	1.4
3 Investments and advances									
(1) Investments in securities		19,544			19,510			18,650	
(2) Deferred tax assets		4,963			3,963			4,658	
(3) Other		14,210			14,734			13,758	
Total investments and advances		38,717	2.3		38,208	2.2		37,067	2.1
Total fixed assets		127,479	7.5		140,357	8.1		141,538	7.9
Total assets		1,710,632	100.0		1,731,000	100.0		1,785,142	100.0

(Millions of yen)

Classification	FY 2005 interim period (Sept. 30, 2004)		FY 2006 interim period (Sept. 30, 2005)		FY 2005 (Summary) (Mar. 31, 2005)	
	Amount	%	Amount	%	Amount	%
(Liabilities)						
I Current liabilities						
1 Accounts payable: Trade	137		610		709	
2 Short-term borrowings	13,091		94,590		82,706	
3 Current portion of long-term debt	206,911		162,625		188,123	
4 Bonds scheduled for redemption within one year	30,000		85,000		50,000	
5 Accrued income taxes	16,688		17,923		25,879	
6 Reserve for bonuses	3,592		3,498		3,571	
7 Accruals for debt guarantees	134		1,439		923	
8 Other	10,720		12,441		15,718	
Total current liabilities	281,275	16.5	378,129	21.8	367,632	20.6
II Long-term liabilities						
1 Corporate bonds	255,000		180,000		215,000	
2 Long-term debt	389,027		361,259		380,424	
3 Accrued severance indemnities for employees	14,712		14,278		14,333	
4 Allowance for retirement benefits for directors and auditors	338		389		378	
5 Accruals for loss guarantees	2,700		860		860	
6 Other	2,545		1,521		1,672	
Total long-term liabilities	664,324	38.8	558,309	32.3	612,669	34.3
Total liabilities	945,599	55.3	936,439	54.1	980,301	54.9
(Minority interests)						
Minority interests	—	—	9,458	0.5	10,854	0.6
(Shareholders' equity)						
I Common stock	80,737	4.7	80,737	4.6	80,737	4.5
II Capital surplus	138,333	8.0	138,414	8.0	138,458	7.8
III Retained earnings	546,618	32.0	599,023	34.6	575,196	32.2
IV Net unrealized gain on securities	3,504	0.2	4,372	0.3	3,432	0.2
V Foreign currency translation adjustments	(801)	(0.0)	(493)	(0.0)	(1,051)	(0.1)
VI Treasury stock	(3,359)	(0.2)	(36,952)	(2.1)	(2,786)	(0.1)
Total shareholders' equity	765,032	44.7	785,102	45.4	793,986	44.5
Total liabilities, minority interests and shareholders' equity	1,710,632	100.0	1,731,000	100.0	1,785,142	100.0

(2) Consolidated Statements of Income

(Millions of yen)

Classification	FY 2005 interim period (Apr. 1, 2004 – Sept. 30, 2004)			FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)			FY 2005 (Summary) (Apr. 1, 2004 – Mar. 31, 2005)		
	Amount		%	Amount		%	Amount		%
I Operating income									
1 Interest on consumer loans		177,757			181,415			352,330	
2 Other financial revenues		10			6			17	
3 Sales		1,885			576			2,761	
4 Other		6,951			8,460			14,751	
Total operating income		186,605	100.0		190,460	100.0		369,860	100.0
II Operating expenses									
1 Financial expenses		9,546			8,003			17,777	
2 Cost of sales		1,114			469			1,780	
3 Other operating expenses									
(1) Advertising expenses	8,625			10,377			16,441		
(2) Provision for uncollectible loans	49,265			56,796			97,539		
(3) Employees' salaries and bonuses	10,506			11,939			25,943		
(4) Provision for bonuses	3,460			3,384			3,450		
(5) Net periodic benefit cost	1,956			328			2,940		
(6) Allowance for retirement accounts for directors and auditors	41			44			81		
(7) Employee welfare expenses	1,563			1,776			3,323		
(8) Rent expenses	4,945			5,973			9,748		
(9) Depreciation	3,324			4,481			6,869		
(10) Fee expenses	8,818			11,465			18,298		
(11) Communications expenses	2,203			2,183			4,473		
(12) Amortization of difference between cost of investment and equity in net assets of consolidated subsidiaries	445			922			890		
(13) Other	14,346	109,502		20,392	130,065		32,000	222,001	
Total operating expenses		120,163	64.4		138,538	72.7		241,559	65.3
Operating profit		66,441	35.6		51,921	27.3		128,301	34.7
III Non-operating revenues									
1 Interest and dividend income on investments	1,308			167			1,349		
2 Insurance money received and insurance dividends	40			29			319		
3 Equity in earnings of Tokumei Kumiai	253			284			639		
4 Gain on reversal of premium of pension fund	—			150			—		
5 Equity in net gain of affiliated companies	166			80			399		
6 Other	291	2,059	1.1	378	1,089	0.6	807	3,514	1.0

(Continued) (Millions of yen)

Classification	FY 2005 interim period (Apr. 1, 2004 – Sept. 30, 2004)			FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)			FY 2005 (Summary) (Apr. 1, 2004 – Mar. 31, 2005)		
	Amount		%	Amount		%	Amount		%
IV Non-operating expenses									
1 Interest expense	51			23			82		
2 Stock issue expenses	230			—			230		
3 Expense for relocation of offices	116			108			265		
4 Cancellation of leasehold deposits	—			25			—		
5 Amortization of guarantee deposits, etc.	—			—			170		
6 Other	225	623	0.3	46	202	0.1	245	994	0.3
Recurring profit		67,877	36.4		52,807	27.8		130,821	35.4
V Extraordinary income									
1 Net gain on sales of investments in securities	325			583			702		
2 Other	5	330	0.1	2	586	0.3	6	709	0.2
VI Extraordinary losses									
1 Net loss on sales or disposal of property and equipment	146			431			1,372		
2 Impairment loss	441			120			1,268		
3 Loss on sales of credit	385			—			383		
4 Impairment loss on deposits for golf club membership	1			—			38		
5 Loss on valuation of investments in subsidiaries	—			—			1,256		
6 Other	15	989	0.5	45	598	0.3	36	4,356	1.2
Income before income taxes and minority interests		67,218	36.0		52,796	27.8		127,174	34.4
Income taxes Current	16,163			17,639			41,569		
Deferred	11,185	27,349	14.6	5,415	23,054	12.1	10,438	52,007	14.1
Minority interests in net loss of consolidated subsidiaries		211	0.1		1,617	0.8		212	0.1
Net income		40,080	21.5		31,358	16.5		75,378	20.4

(3) Consolidated Statements of Retained Earnings

(Millions of yen)

Classification	FY 2005 interim period (Apr.1, 2004 – Sept. 30, 2004)		FY 2006 interim period (Apr.1, 2005 – Sept. 30, 2005)		FY 2005 (Summary) (Apr.1, 2004 – Mar. 31, 2005)	
	Amount		Amount		Amount	
(Capital surplus)						
I Capital surplus at beginning of period		92,287		138,458		92,287
II Increase in capital surplus						
1 Allocation of new shares to a third party	31,684		—		31,684	
2 Gain on sales of treasury stock	14,361	46,045	—	—	14,486	46,170
III Decrease in capital surplus						
Loss on sales of treasury stock	—	—	43	43	—	—
IV Capital surplus at end of period		138,333		138,414		138,458
(Retained earnings)						
I Retained earnings at beginning of period		512,784		575,196		512,784
II Increase in retained earnings						
Net income	40,080	40,080	31,358	31,358	75,378	75,378
III Decrease in retained earnings						
1 Cash dividends paid	6,049		7,398		12,770	
2 Bonuses to directors and corporate auditors	84		133		84	
3 Decrease due to inclusion of a company in consolidation	112	6,246	—	7,531	112	12,966
IV Retained earnings at end of period		546,618		599,023		575,196

(4) Consolidated Statements of Cash Flows

(Millions of yen)

Classification	FY 2005 interim period (Apr.1, 2004 – Sept. 30, 2004)	FY 2006 interim period (Apr.1, 2005 – Sept. 30, 2005)	FY 2005 (Summary) (Apr.1, 2004 – Mar. 31, 2005)
	Amount	Amount	Amount
I Operating activities			
1 Income before income taxes and minority interests	67,218	52,796	127,174
2 Depreciation and amortization	3,324	4,481	6,869
3 Impairment loss	441	120	1,268
4 Loss on sales of credit	385	—	383
5 Amortization of difference between cost of investment and equity in net assets of consolidated subsidiaries	445	922	890
6 Increase (decrease) in allowance for credit losses	(4,564)	1,169	(11,706)
7 Decrease in provision for bonuses	(86)	(72)	(169)
8 Increase in accruals for debt guarantees	64	516	123
9 Increase (decrease) in provision for accrued severance indemnities	1,379	(54)	999
10 Increase (decrease) in allowance for retirement benefits for directors and auditors	(22)	11	11
11 Decrease in accruals for loss guarantees	—	—	(1,839)
12 Interest and dividend income on investments	(1,308)	(167)	(1,349)
13 Interest expense	51	23	82
14 Equity in net gain of affiliated companies	(166)	(80)	(399)
15 Net gain on sales of investments in securities	(325)	(583)	(702)
16 Loss on valuation of investments in subsidiaries	—	—	1,256
17 Net loss on sales or disposal of property and equipment	146	431	1,372
18 Equity in earnings of Tokumei Kumiai	(253)	(284)	(639)
19 Decrease in consumer loans receivable: Principal	6,619	6,900	31,281
20 Decrease in sales credits	5,748	215	7,690
21 Decrease in procurement obligations	(6,270)	(1,187)	(4,612)
22 Other	(2,736)	3,082	(983)
Subtotal	70,092	68,238	157,000
23 Interest and dividend income	1,305	164	1,347
24 Interest expense	(51)	(23)	(82)
25 Payment of special retirement allowance	(18,745)	—	(18,745)
26 Income taxes paid	(15,501)	(25,631)	(31,777)
Net cash provided by operating activities	37,098	42,747	107,742
II Investing activities			
1 Payment for purchase of property and equipment	(3,980)	(3,694)	(7,426)
2 Proceeds from sales of property and equipment	107	42	159
3 Payment for purchase of intangible fixed assets	—	(2,826)	—
4 Payment for purchase of investments in securities	(5)	(175)	(5)
5 Proceeds from sales of investments in securities	14,261	1,565	1,801
6 Redemption of beneficial interest in trust	—	—	13,300
7 Acquisition of shares of subsidiaries resulted in the change in scope of consolidation	—	—	(19,497)
8 Payment for purchase of shares of subsidiaries	(319)	—	(319)
9 Proceeds from sales of shares of subsidiaries	—	412	—
10 Payment for loans made	—	(1,326)	—
11 Decrease in loans	21	15	39
12 Other	611	(887)	(2,439)
Net cash provided by (used in) investing activities	10,695	(6,875)	(14,387)

(Continued) (Millions of yen)

Classification	FY 2005 interim period (Apr.1, 2004 – Sept. 30, 2004)	FY 2006 interim period (Apr.1, 2005 – Sept. 30, 2005)	FY 2005 (Summary) (Apr.1, 2004 – Mar. 31, 2005)
	Amount	Amount	Amount
III Financing activities			
1 Net repayment of commercial paper	(2,036)	—	(2,031)
2 Proceeds from short-term borrowings	23,466	15,809	28,970
3 Repayments of short-term borrowings	(25,894)	(4,166)	(40,711)
4 Proceeds from long-term debt	27,836	65,271	110,621
5 Repayments of long-term debt	(113,590)	(110,334)	(223,507)
6 Proceeds from issuance of bonds, net of expenses	9,901	9,941	9,901
7 Redemption of bonds	(30,000)	(10,000)	(50,000)
8 Proceeds from issuance of shares	63,137	—	63,137
9 Proceeds from sale of treasury stock	31,799	503	32,504
10 Increase in treasury stock	(2)	(34,713)	(8)
11 Cash dividends paid	(6,049)	(7,398)	(12,770)
Net cash used in financing activities	(21,431)	(75,086)	(83,893)
IV Effect of exchange rate changes on cash and cash equivalents	1	15	(32)
V Net increase (decrease) in cash and cash equivalents	26,364	(39,198)	9,428
VI Cash and cash equivalents at beginning of period	101,110	110,853	101,110
VII Effect of the increase in scope of consolidated subsidiaries	313	—	313
VIII Cash and cash equivalents at end of period	127,789	71,655	110,853

(5) Material Items in Basis of Presentation of Interim Consolidated Financial Statements

1) Scope of Consolidation

[1] Number of Consolidated Subsidiaries: 10

Company Name

[Domestic]: QUOQLOAN INC. (Note)
Sun Life Co., Ltd.
At-Loan Co., Ltd.
PAL Servicer Co., Ltd.
PAL Life Co., Ltd.
Net Future Co., Ltd.
STC Co., Ltd.
Total of 7 companies

Note: Plat Corporation changed its name to QUOQLOAN INC., effective June 13, 2005.

[Overseas]: PROMISE (HONG KONG) CO., LTD.
Liang Jing Co., Ltd.
PROMISE (TAIWAN) Co., Ltd.
Total of 3 companies

[2] Major Non-Consolidated Subsidiaries

PROMISE (EUROPE) S.A.

(Reason for exclusion from consolidation)

The remaining non-consolidated subsidiary at September 30, 2005 was not consolidated because its amounts of assets, operating income, net income (amount corresponding with equity), and retained earnings (amount corresponding with equity) were not material to the consolidated results of operations.

2) Application of Equity Method

[1] Number of Companies to which Equity Method Has Been Applied: 1

Company Name: MOBIT CO., LTD.

[2] The equity method was not applied to non-consolidated subsidiary PROMISE (EUROPE) S.A. and affiliated company NANJING SHENZHOU SEED INDUSTRY CO., LTD. because their net income and retained earnings were not material to consolidated net income and retained earnings, respectively, and have no overall material influence on the Company's operations.

[3] The date of application of the equity method coincides with the last day of the interim period.

3) Interim Period-End for Consolidated Subsidiaries

Consolidated subsidiaries whose interim period-end differs from the end of the consolidated interim period-end are as follows:

Company Name	Interim Period-End
PROMISE (HONG KONG) CO., LTD.	June 30
Liang Jing Co., Ltd.	June 30
PROMISE (TAIWAN) Co., Ltd.	June 30

For the above consolidated subsidiaries, financial statements compiled as of their respective interim period-ends are used to tabulate consolidated results. However, material events that occur between that time and the consolidated fiscal year-end are necessarily reflected in the consolidated financial statements.

4) Summary of Significant Accounting Policies

[1] Standards and Methods for Valuing Material Assets

a. Investment securities

Other securities

1. Marketable Other securities are stated at market value as of the interim period-end.
   Adjustments to market value are recorded as an increase or decrease in shareholders' equity. Costs of their sales are determined by the moving average method.
2. Other securities that are not marketable are stated at cost, with cost being determined by the moving average method.

b. Derivatives

Derivatives are stated at market value.

[2] Method of Depreciation of Material Depreciable Assets

a. Property and equipment, net

Property and equipment, net are principally depreciated using the declining-balance method.

However, buildings (excluding associated equipment) acquired on or after April 1, 1998 are depreciated using the straight-line method over the estimated useful lives of the assets.

The main useful lives are as follows:

Buildings and structures	: 3–50 years
Equipment and fixtures and vehicles	: 2–20 years

b. Intangible fixed assets, net

Intangible fixed assets, net are depreciated using the straight-line method.

However, amortization of computer software (for internal use) is principally calculated using the straight-line method over five years, the estimated useful life.

c. Long-term prepaid expenses

Long-term prepaid expenses are amortized on an average basis.

[3] Accounting Basis for Reserves

a. Allowance for credit losses

The allowance for credit losses is provisioned at the actual loss rate.

Additional provisions are made in amounts deemed necessary to cover possible non-collectible accounts in accordance with the state of consumer loans outstanding.

In addition, overseas subsidiaries provision the reserve in amounts based on the probability of debt recovery.

b. Reserve for bonuses

The reserve for bonuses to employees on the payroll at the end of the interim period is provisioned based on the expected payment amount.

c. Accruals for debt guarantees

Accruals for debt guarantees are provided to cover possible future losses on guarantees at the end of the interim period.

d. Accrued severance indemnities for employees

The amount of accrued severance indemnities for employees is provided based on the amount of the benefit obligation less the fair value of the pension plan assets. The accrued severance indemnity cost for the interim period is charged to income as incurred.

The accrued severance indemnities for executive officers are determined separately based on the required payment amount at the end of the interim period as stipulated in the Company's bylaws.

(Additional information)

As a result of the enactment of the Defined Benefit Corporate Pension Plan Law, the Company was approved by the Ministry of Health, Labour and Welfare in Japan for exemption from the obligation for benefits related to future employee service under the substitutional portion on April 22, 2005. At the end of the interim period, the amount calculated as the required reimbursement (minimum obligation reserve) was ¥6,955 million. The gain that would be incurred through the application of Section 44-2 of the Practical Guidelines of Accounting for Retirement Benefits (Interim Report) (The Japanese Institute of Certified Public Accountants Accounting Committee Report No. 13) if said required reimbursement (minimum obligation reserve) was paid at the end of the interim period under review is ¥7,838 million.

e. Allowance for retirement benefits for directors and auditors

The past service cost for directors is determined based on the required payment amount at the end of the interim period as stipulated in the Company's bylaws.

f. Accruals for loss guarantees

The Company has made a provision for estimated loss to cover non-collectible amounts of claims for indemnities due to the sales of investments in subsidiaries.

[4] Foreign Currency Translations (assets and liabilities denominated in major foreign currencies)

Foreign currency denominated receivables and payables are translated into Japanese yen at the spot rate prevailing on the respective balance sheet dates. Translation differences are treated as gains and losses.

Assets and liabilities of overseas companies are translated into Japanese yen at the spot rate prevailing on the respective balance sheet dates. Income and expenses are translated at the average rate for the period. Translation differences are included in Foreign currency translation adjustments in Shareholders' equity on the balance sheet.

[5] Lease Transactions

Where financing leases do not transfer ownership of the leased property to the lessee during the term of the lease, the leased property is not capitalized and the lease expenses are charged to income in the period they are incurred.

[6] Hedging

a. Hedge accounting method

The Company uses deferral hedge accounting.

Exceptional accounting is used to account for interest rate swap agreements and interest rate cap agreements that meet specified conditions.

b. Hedging instruments and hedging targets

Hedging instruments: Interest rate cap agreements and interest rate swap agreements

Hedging targets: Funds procured at variable interest rates, for which a rise in market interest rates will contribute to an increase in fund procurement costs (interest payment)

c. Hedging policy

The basic hedging policy is to minimize the impact of sharp movements in interest rates on procured funds.

d. Determining hedging effectiveness

The hedging instruments are measured for effectiveness by correlation with respect to the difference between interest rate indicators upon the instruments and positions being hedged.

e. Risk management system

The Company manages market risk in accordance with methods for managing the various risks arising from financial activities as set forth in Guidelines for Managing Risk by Type, which is contained in the Company's Finance Regulations.

Guidelines for Managing Risk by Type is revised in a timely manner in response to changes in the risk environment, whereupon such revisions shall be reported to the Board of Directors.

Also, consolidated subsidiaries conduct hedging transactions with prior approval from the Company.

[7] Other Material Items Related to Basis of Presentation of Interim Consolidated Financial Statements

a. Accounting for revenues and expenses

Interest on consumer loans is recognized on an accrual basis.

For the Company and domestic subsidiaries, accrued interest on loans is determined using the lower of the interest rate specified in the Interest Rate Restriction Law or the contracted interest rate. For overseas subsidiaries, accrued interest on loans is determined using the contracted interest rate.

b. Accounting for consumption taxes

National consumption taxes and regional consumption taxes are accounted for at the Company using the net-of-tax method, with the same method principally applied at subsidiaries.

However, consumption taxes not subject to fixed asset related exclusion are recorded in Other in Investments and advances on the relevant interim balance sheets and are amortized over five years.

5) Funds Included on Interim Consolidated Statement of Cash Flows

Funds (cash and cash equivalents) included on the interim consolidated statement of cash flows include cash on hand, deposits readily convertible to cash, and instruments easily converted to cash. Also included are short-term investments that mature within three months and that carry little risk of price fluctuation.

6) Change in Disclosure Method

(Interim Consolidated Statements of Income)

As it exceeded 10% of total non-operating expenses in the interim period under review, Cancellation of leasehold deposits, which was included in Other of Non-operating expenses in the previous interim period, has been separated into its own classification beginning with the interim period under review.

Cancellation of leasehold deposits amounted to ¥45 million, when it was classified under Other in the previous interim period.

(Interim Consolidated Statements of Cash Flows)

Because of its increased significance, Payment for purchase of intangible fixed assets, which was included in Other of Investing activities in the previous interim period, has been separated into its own classification beginning with the interim period under review.

Payment for purchase of intangible fixed assets amounted to ¥305 million, when it was classified under Other in the previous interim period.

(6) Explanatory Notes

(Footnotes to Consolidated Balance Sheets)

FY 2005 interim period (Sept. 30, 2004)

1. A breakdown of notes and accounts receivable is as follows:

(Millions of yen)

Details	Amount
(Installment Sales)	
Installment notes receivable	518
Installment accounts receivable	250
Subtotal	768
(Sales)	
Accounts receivable	495
Total	1,264

2. Unsecured consumer loans to individual customers, which were included in Consumer loans receivable, were ¥1,517,675 million.

3. **Assets pledged and corresponding liabilities**

a) Assets pledged (Millions of yen)

Type	Interim book value
Deposits	4
Consumer loans receivable	161,170
Buildings and land	7,931
Other	43
Total	169,149

b) Corresponding liabilities

(Millions of yen)

Item	Balance at end of interim period
Current portion of long-term debt	57,892
Long-term debt	100,545
Total	158,437

In addition to the above, the companies entered into forward contracts of assigning for consumer loans receivable of ¥275,185 million. Corresponding liabilities were current portion of long-term debt of ¥85,094 million and long-term debt of ¥183,057 million.

FY 2006 interim period (Sept. 30, 2005)

1. A breakdown of notes and accounts receivable is as follows:

(Millions of yen)

Details	Amount
(Installment Sales)	
Installment notes receivable	183
Installment accounts receivable	134
Subtotal	318
(Sales)	
Accounts receivable	512
Total	830

2. Unsecured consumer loans to individual customers, which were included in Consumer loans receivable, were ¥1,590,012 million.

3. **Assets pledged and corresponding liabilities**

a) Assets pledged (Millions of yen)

Type	Interim book value
Deposits	3
Consumer loans receivable	146,593
Buildings and land	7,869
Other	35
Total	154,501

b) Corresponding liabilities

(Millions of yen)

Item	Balance at end of interim period
Current portion of long-term debt	39,872
Long-term debt	102,858
Total	142,730

In addition to the above, the companies entered into forward contracts of assigning for consumer loans receivable of ¥261,391 million. Corresponding liabilities were short-term borrowings of ¥341 million, current portion of long-term debt of ¥76,032 million, and long-term debt of ¥178,741 million.

Of the total amount of investment securities, ¥21 million was being used as collateral for sales guarantees.

FY 2005 (Mar. 31, 2005)

1. A breakdown of notes and accounts receivable is as follows:

(Millions of yen)

Details	Amount
(Installment Sales)	
Installment notes receivable	284
Installment accounts receivable	161
Subtotal	446
(Sales)	
Accounts receivable	522
Total	968

2. Unsecured consumer loans to individual customers, which were included in Consumer loans receivable, were ¥1,595,397 million.

3. **Assets pledged and corresponding liabilities**

a) Assets pledged (Millions of yen)

Type	Book value at end of fiscal year
Deposits	4
Consumer loans receivable	156,374
Buildings and land	7,911
Other	42
Total	164,332

b) Corresponding liabilities

(Millions of yen)

Item	Balance at end of fiscal year
Current portion of long-term debt	52,898
Long-term debt	100,008
Total	152,906

In addition to the above, the companies entered into forward contracts of assigning for consumer loans receivable of ¥283,180 million. Corresponding liabilities were current portion of long-term debt of ¥78,646 million and long-term debt of ¥195,109 million.

FY 2005 interim period (Sept. 30, 2004)

4. Status of nonperforming loans

(Millions of yen)

Classification	Amount
Credits of bankrupt borrowers	1,657
Delinquent loans	527
Delinquent loans three months or more past the due date	16,068
Restructured loans	64,479
Total	82,733

(1) Credits of bankrupt borrowers are loans under declaration of bankruptcy, reconstruction, and similar proceedings whose accruing interest is not recorded as income because the principal or interest on such loans is unlikely to be recovered in view of the considerable period of postponement of the principal or interest, or other circumstances.

(2) Delinquent loans are credits whose accruing interest is not recorded as income for the same reason as the above and do not include credits of bankrupt borrowers and the loans to which postponement of interest payment was made with the object of reconstructing and supporting the borrowers.

(3) Delinquent loans three months or more past the due date are loans which are delinquent for three months or more from the due date of interest or principal under the terms of the related loan agreements and do not include credits of bankrupt borrowers and delinquent loans, as described above.

(4) Restructured loans are loans to which a certain concession favorable to borrowers, such as postponement of interest payment and other methods, was made with the object of encouraging repayment and do not include credits of bankrupt borrowers, delinquent loans, and delinquent loans three months or more past the due date, as described above.

Of ¥64,479 million in restructured loans, restructured loans which are 30 days or less past due were ¥58,527 million.

FY 2006 interim period (Sept. 30, 2005)

4. Status of nonperforming loans

(Millions of yen)

Classification	Amount
Credits of bankrupt borrowers	3,107
Delinquent loans	2,504
Delinquent loans three months or more past the due date	15,531
Restructured loans	69,767
Total	90,911

(1) (No change)

(2) (No change)

(3) (No change)

(4) Restructured loans are loans to which a certain concession favorable to borrowers, such as postponement of interest payment and other methods, was made with the object of encouraging repayment and do not include credits of bankrupt borrowers, delinquent loans, and delinquent loans three months or more past the due date, as described above.

Of ¥69,767 million in restructured loans, restructured loans which are 30 days or less past due were ¥64,418 million.

FY 2005 (Mar. 31, 2005)

4. Status of nonperforming loans

(Millions of yen)

Classification	Amount
Credits of bankrupt borrowers	2,847
Delinquent loans	2,104
Delinquent loans three months or more past the due date	11,639
Restructured loans	70,067
Total	86,659

(1) (No change)

(2) (No change)

(3) (No change)

(4) Restructured loans are loans to which a certain concession favorable to borrowers, such as postponement of interest payment and other methods, was made with the object of encouraging repayment and do not include credits of bankrupt borrowers, delinquent loans, and delinquent loans three months or more past the due date, as described above.

Of ¥70,067 million in restructured loans, restructured loans which are 30 days or less past due were ¥63,999 million.

FY 2005 interim period (Sept. 30, 2004)	FY 2006 interim period (Sept. 30, 2005)	FY 2005 (Mar. 31, 2005)
5. Allowance for credit losses included in Other in Investments and advances was ¥487 million.	**5.** Allowance for credit losses included in Other in Investments and advances was ¥236 million.	**5.** Allowance for credit losses included in Other in Investments and advances was ¥236 million.
6. Contingent liabilities	**6. Contingent liabilities**	**6. Contingent liabilities**
(1) Guarantee obligations in the loan guarantee business ¥3,826 million	(1) Guarantee obligations in the loan guarantee business ¥54,742 million	(1) Guarantee obligations in the loan guarantee business ¥23,935 million
(2) Contingent liabilities related to business in foreign consolidated subsidiary for purchasing loans with conditions precedent ¥148 million	(2) Contingent liabilities related to business in foreign consolidated subsidiary for purchasing loans with conditions precedent ¥33 million	(2) Contingent liabilities related to business in foreign consolidated subsidiary for purchasing loans with conditions precedent ¥67 million
(3) Contingent liabilities related to business in foreign consolidated subsidiary for credit appraisal and analysis for loans to a bank and purchase of claimable assets from a bank ¥32,259 million	(3) Contingent liabilities related to business in foreign consolidated subsidiary for credit appraisal and analysis for loans to a bank and purchase of claimable assets from a bank ¥40,095 million	(3) Contingent liabilities related to business in foreign consolidated subsidiary for credit appraisal and analysis for loans to a bank and purchase of claimable assets from a bank ¥33,153 million
(4) Warranty obligations ¥22,138 million	(4) Warranty obligations ¥2,579 million	(4) Warranty obligations ¥15,410 million
This obligation was entailed in the transfer of the entire amount of stock held by Promise in subsidiary GC Co., Ltd. to General Electric Capital Consumer Finance Co., Ltd. (currently GE Consumer Finance Co., Ltd.) and represents the remaining balance of obligations that fall under the category of warranty obligations, which are only one portion of Company debt obligations.	(No change)	(No change)
7. Revolving credit facility Within lending commitment line contracts for consumer loans, ¥1,521,731 million was in revolving credit facility agreements (automatic renewal through basic revolving loan contract). These are agreements whereby companies can loan repeatedly up to a predetermined amount to a customer on request, if the customer has met the terms and conditions of the contract. The total balance of revolving credit facilities unused was ¥377,929 million (including ¥227 million in secured revolving credit facilities). This balance includes credit facilities of customers without any loan balance, except for those making no payments or receipt for two years or more.	**7. Revolving credit facility** Within lending commitment line contracts for consumer loans, ¥1,593,396 million was in revolving credit facility agreements (automatic renewal through basic revolving loan contract). These are agreements whereby companies can loan repeatedly up to a predetermined amount to a customer on request, if the customer has met the terms and conditions of the contract. The total balance of revolving credit facilities unused was ¥412,769 million (including ¥194 million in secured revolving credit facilities). This balance includes credit facilities of customers without any loan balance, except for those making no payments or receipt for two years or more.	**7. Revolving credit facility** Within lending commitment line contracts for consumer loans, ¥1,599,083 million was in revolving credit facility agreements (automatic renewal through basic revolving loan contract). These are agreements whereby companies can loan repeatedly up to a predetermined amount to a customer on request, if the customer has met the terms and conditions of the contract. The total balance of revolving credit facilities unused was ¥400,888 million (including ¥226 million in secured revolving credit facilities). This balance includes credit facilities of customers without any loan balance, except for those making no payments or receipt for two years or more.

FY 2005 interim period (Sept. 30, 2004)

There are also contracts whose term ends without the lending option being executed, and thus do not necessarily have an impact on future cash flows of the companies.

For changes in the credit status of customers or other credible reasons, each contract contains a provision in which the companies can deny financing for loan applications and upwardly or downwardly revise the maximum credit line.

Even after the completion of contracts, the companies periodically revise contract details and adopt measures to ensure credit safely.

8. Loan collateral

A repurchase agreement of ¥37,998 million is included in Short-term loans.

Consequently, marketable securities are accepted as collateral from the seller of repurchased marketable securities.

The interim market value for marketable securities received is as follows: (Millions of yen)

Type	Market value
Commercial paper	24,998
Securities	12,999
Total	37,998

9. The unutilized balance from overdraft contracts on current accounts (including contracts based on overdraft contracts on current accounts) and contracts for the commitment line of loans are as follows:

(Overdraft contracts on current accounts) (Millions of yen)

Total contracts	12,405
Contracts exercised	10,013
Difference	2,391

(Contracts for the commitment line of loans) (Millions of yen)

Total contracts	259,042
Contracts exercised	9,639
Difference	249,403

FY 2006 interim period (Sept. 30, 2005)

There are also contracts whose term ends without the lending option being executed, and thus do not necessarily have an impact on future cash flows of the companies.

For changes in the credit status of customers or other credible reasons, each contract contains a provision in which the companies can deny financing for loan applications and upwardly or downwardly revise the maximum credit line.

Even after the completion of contracts, the companies periodically revise contract details and adopt measures to ensure credit safely.

8. Loan collateral

A repurchase agreement of ¥15,998 million is included in Short-term loans.

Consequently, marketable securities are accepted as collateral from the seller of repurchased marketable securities.

The interim market value for marketable securities received is as follows: (Millions of yen)

Type	Market value
Commercial paper	15,998
Total	15,998

9. The unutilized balance from overdraft contracts on current accounts (including contracts based on overdraft contracts on current accounts) and contracts for the commitment line of loans are as follows:

(Overdraft contracts on current accounts) (Millions of yen)

Total contracts	125,973
Contracts exercised	90,508
Difference	35,464

(Contracts for the commitment line of loans) (Millions of yen)

Total contracts	251,305
Contracts exercised	8,452
Difference	242,853

FY 2005 (Mar. 31, 2005)

There are also contracts whose term ends without the lending option being executed, and thus do not necessarily have an impact on future cash flows of the companies.

For changes in the credit status of customers or other credible reasons, each contract contains a provision in which the companies can deny financing for loan applications and upwardly or downwardly revise the maximum credit line.

Even after the completion of contracts, the companies periodically revise contract details and adopt measures to ensure credit safely.

8. Loan collateral

A repurchase agreement of ¥44,376 million is included in Short-term loans.

Consequently, marketable securities are accepted as collateral from the seller of repurchased marketable securities.

The market value for marketable securities received is as follows: (Millions of yen)

Type	Market value
Commercial paper	24,997
Securities	18,005
Beneficial interest in trust	1,380
Total	44,382

9. The unutilized balance from overdraft contracts on current accounts (including contracts based on overdraft contracts on current accounts) and contracts for the commitment line of loans are as follows:

(Overdraft contracts on current accounts) (Millions of yen)

Total contracts	3,890
Contracts exercised	13
Difference	3,876

(Contracts for the commitment line of loans) (Millions of yen)

Total contracts	364,821
Contracts exercised	88,045
Difference	276,776

(Footnotes to Consolidated Statements of Income)

FY 2005 interim period (Apr. 1, 2004 – Sept. 30, 2004)

1. Financial expenses

	(Millions of yen)
(1) Interest expense	6,229
(2) Bond interest	2,620
(3) Other	697
Total	9,546

2. Interest and dividend income on investments included ¥1,177 million in dividends on preference shares.

3. Net loss on sales or disposal of property and equipment comprised a ¥120 million disposal loss related to buildings and fixtures and equipment and a ¥25 million loss on sales related to buildings and land.

4. During the interim period ended September 30, 2004, the following groups of assets of the Group have been charged with impairment losses.

Prefecture	Use	Category
Ishikawa	Rental real estate	Land
Hyogo	Rental apts.	Buildings, land
Tokyo	Idle asset	Land
Osaka	Idle asset	Land
Hiroshima	Idle asset	Land
Kagawa	Idle asset	Land

Method of Grouping Assets

The Promise Group divides its asset groups in such categories of finance, rental, and idle assets based on independent cash flow units according to separate standards for different types of business segments.

Process of Recognizing Impairment Losses and Amount Recorded

Book values are reduced to their potential recovery values. For rental properties, this is implemented when a consistent decline occurs in the land value and operating rate. For idle assets, this is implemented when a notable drop in market value below book value occurs. Of the reduction amount, an impairment loss of ¥441 million was booked as extraordinary losses. Of that amount, ¥414 million was for land and ¥26 million for buildings.

FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)

1. Financial expenses

	(Millions of yen)
(1) Interest expense	5,088
(2) Bond interest	2,494
(3) Other	420
Total	8,003

2. ————

3. Net loss on sales or disposal of property and equipment comprised a ¥407 million disposal loss related to buildings and fixtures and equipment and a ¥24 million loss on sales related to land.

4. During the interim period under review, the following groups of assets of the Group have been charged with impairment losses.

Prefecture / City	Use	Category
Tokyo	Idle asset	Land
Taipei, Taiwan	Operating asset	Buildings, fixtures and equipment, software

Method of Grouping Assets

(No change)

Process of Recognizing Impairment Losses and Amount Recorded

Idle assets for which market value has fallen markedly below book value have been adjusted to amounts approaching their potential recovery value. Of the reduction amount, an impairment loss of ¥61 million was booked as extraordinary losses.

PROMISE (TAIWAN) Co., Ltd. provides credit appraisal and analysis for loans and purchase of claimable assets services to a local bank. Due to deterioration in the company's business, the book values of its asset groups have been written down to estimated recovery values. The resultant ¥58 million impairment loss has been booked as an extraordinary loss.

Of that amount, ¥4 million was for buildings, ¥23 million for fixtures and equipment, and ¥31 million for software.

FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)

1. Financial expenses

	(Millions of yen)
(1) Interest expense	11,503
(2) Bond interest	5,124
(3) Other	1,148
Total	17,777

2. Interest and dividend income on investments included ¥1,177 million in dividends on preference shares.

3. Net loss on sales or disposal of property and equipment comprised a ¥1,219 million disposal loss related to buildings and fixtures and equipment and a ¥152 million loss on sales related to fixtures and equipment.

4. During the fiscal year ended March 31, 2005, the following groups of assets of the Group have been charged with impairment losses.

Prefecture	Use	Category
Ishikawa	Rental real estate, idle asset	Land
Hyogo	Rental apts.	Buildings, land
Tokyo	Idle asset, scheduled asset sales	Land
Aichi	Idle asset	Lease rights
Osaka	Idle asset	Land
Hiroshima	Idle asset	Land
Kagawa	Idle asset	Land

Method of Grouping Assets

(No change)

Process of Recognizing Impairment Losses and Amount Recorded

Book values are reduced to their potential recovery values. For rental properties, this is implemented when a consistent decline occurs in the land value and operating rate. For idle assets, this is implemented when a notable drop in market value below book value occurs. Of the reduction amount, an impairment loss of ¥1,268 million was booked as extraordinary losses. Of that amount, ¥1,230 million was for land, ¥10 million for lease rights, and ¥27 million for buildings.

FY 2005 interim period (Apr. 1, 2004 – Sept. 30, 2004)	FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)	FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)
Method of Calculating Recovery Value Recovery value is stated as the higher of net sales value or utility value. If net sales value is used, it is calculated using the assessment value, etc., of a real estate appraiser. If utility value is used, it is calculated as 4.1% of discounted future cash flow.	Method of Calculating Recovery Value Recovery value is stated as net sales value. It is calculated using the assessment value, etc., of a real estate appraiser.	Method of Calculating Recovery Value Recovery value is stated as the higher of net sales value or utility value. If net sales value is used, it is calculated using the assessment value, etc., of a real estate appraiser. If utility value is used, it is calculated as 4.1% of discounted future cash flow.
5. Loss on sales of credit comprised losses recorded on the sale of the installment credit assets of Liang Jing Co., Ltd. to the International Bank of Taipei.	**5.** ————	**5.** Loss on sales of credit comprised losses recorded on the sale of the installment credit assets of Liang Jing Co., Ltd. to the International Bank of Taipei.
6. Impairment loss on deposits for golf club membership comprised impairment losses on golf club memberships.	**6.** ————	**6.** Impairment loss on deposits for golf club membership comprised impairment losses on golf club memberships.
7. The basis for classification of financial revenues and financial expenses in the financing business on the consolidated statement of income is as follows: (1) Financial revenues are expressed as operating income Financial revenues exclude all loan interest and dividends at affiliated companies classified under other operations as well as interest and dividends on investment securities. (2) Financial expenses are expressed as operating expenses. Financial expenses exclude all interest paid that cannot be clearly matched to operating income.	**7.** The basis for classification of financial revenues and financial expenses in the financing business on the consolidated statement of income is as follows: (1) Financial revenues are expressed as operating income (No change) (2) Financial expenses are expressed as operating expenses. (No change)	**7.** The basis for classification of financial revenues and financial expenses in the financing business on the consolidated statement of income is as follows: (1) Financial revenues are expressed as operating income (No change) (2) Financial expenses are expressed as operating expenses. (No change)

(Footnotes to Consolidated Statements of Cash Flows)

FY 2005 interim period (Apr. 1, 2004 – Sept. 30, 2004)	FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)	FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)
1. The relationship between cash and cash equivalents and the amounts in the line items of the balance sheet as of the end of the interim period is as follows.	1. The relationship between cash and cash equivalents and the amounts in the line items of the balance sheet as of the end of the interim period is as follows.	1. The relationship between cash and cash equivalents and the amounts in the line items of the balance sheet as of the end of the fiscal year is as follows.

(Millions of yen)

	FY 2005 interim period	FY 2006 interim period	FY 2005
Cash and deposits	89,867	56,573	67,302
Short-term loans	38,028	17,324	44,376
Total	127,896	73,897	111,678
Time deposits with maturity exceeding three months	(77)	(916)	(824)
Short-term loans excluding repurchase agreements	(30)	(1,326)	—
Cash and cash equivalents	127,789	71,655	110,853

FY 2005 interim period: 2. ―――――

FY 2006 interim period: 2. ―――――

FY 2005:

2. Breakdown of principal assets and liabilities of newly consolidated subsidiary acquired through share purchase

The following shows a breakdown of the assets and liabilities at the point of consolidation of At-Loan Co., Ltd. as a result of its consolidation by Promise due to the acquisition of shares.

(Millions of yen)

Current assets	98,348
Fixed assets	3,999
Total assets	102,347
Current liabilities	80,191
Long-term liabilities	5
Total liabilities	80,196

(Footnotes to Lease Transactions)

FY 2005 interim period (Apr. 1, 2004 – Sept. 30, 2004)

1. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee.

(1) Equivalent of acquisition cost, accumulated depreciation, and net book value of the leased assets at the interim period-end

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of accumulated depreciation	Equivalent of net book value
Equipment and fixtures	4,117	2,715	1,402
Intangible fixed assets and other	106	79	26
Total	4,223	2,795	1,428

(2) Equivalent of aggregate future lease payments

(Millions of yen)

Due within one year	1,039
Due after one year	472
Total	1,512

(3) Lease fees, equivalent of depreciation, and equivalent of interest expense

(Millions of yen)

Lease fees	568
Equivalent of depreciation	522
Equivalent of interest expense	38

(4) Method of calculation of equivalent of depreciation

The equivalent of depreciation is calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and has a residual value of zero.

(5) Method of calculation of equivalent of interest expense

The equivalent of interest expense is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.

2. Operating leases

Unexpired leases

(Millions of yen)

Due within one year	104
Due after one year	65
Total	170

FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)

1. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee.

(1) Equivalent of acquisition cost, accumulated depreciation, and net book value of the leased assets at the interim period-end

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of accumulated depreciation	Equivalent of net book value
Equipment and fixtures	5,634	4,714	919
Intangible fixed assets and other	131	111	20
Total	5,766	4,825	940

(2) Equivalent of aggregate future lease payments

(Millions of yen)

Due within one year	618
Due after one year	395
Total	1,014

(3) Lease fees, equivalent of depreciation, and equivalent of interest expense

(Millions of yen)

Lease fees	736
Equivalent of depreciation	673
Equivalent of interest expense	26

(4) Method of calculation of equivalent of depreciation

(No change)

(5) Method of calculation of equivalent of interest expense

(No change)

2. Operating leases

Unexpired leases

(Millions of yen)

Due within one year	183
Due after one year	257
Total	441

FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)

1. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee.

(1) Equivalent of acquisition cost, accumulated depreciation, and net book value of the leased assets at the fiscal year-end

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of accumulated depreciation	Equivalent of net book value
Equipment and fixtures	6,104	4,427	1,676
Intangible fixed assets and other	131	96	35
Total	6,236	4,524	1,712

(2) Equivalent of aggregate future lease payments

(Millions of yen)

Due within one year	1,139
Due after one year	647
Total	1,787

(3) Lease fees, equivalent of depreciation, and equivalent of interest expense

(Millions of yen)

Lease fees	1,530
Equivalent of depreciation	1,407
Equivalent of interest expense	103

(4) Method of calculation of equivalent of depreciation

(No change)

(5) Method of calculation of equivalent of interest expense

(No change)

2. Operating leases

Unexpired leases

(Millions of yen)

Due within one year	105
Due after one year	14
Total	119

(Footnotes to Securities)

I. End of previous interim period (Sept. 30, 2004)

1. Other securities stated at market value

(Millions of yen)

	Acquisition cost	Book value per consolidated balance sheet at end of interim period	Difference
(1) Equity securities	5,572	11,280	5,707
(2) Others	115	162	47
Total	5,688	11,443	5,755

Note: An impairment of ¥15 million was recorded for equity securities within Other securities with no market value during the interim period. Regarding impairment accounting for Other securities, if the market value of such securities has declined more than 50% below book value at the end of the interim period, any decreases in the carrying amount are charged to income as a loss on valuation of investments in securities. In the case their fair market value has declined more than 30% but less than 50% of their book value, impairment accounting is applied to the necessary amount upon considering such factors as the possibility of a recovery in value.

When Other securities with no market value fall notably because of deterioration in the financial condition of the issuing company, impairment accounting shall be applied in an equivalent amount.

2. Other securities with no market value and book value per consolidated balance sheet

(Other securities)	(Millions of yen)
Non-listed equity securities (excluding OTC-traded equity securities)	441

II. End of interim period under review (Sept. 30, 2005)

1. Other securities stated at market value

(Millions of yen)

	Acquisition cost	Book value per consolidated balance sheet at end of interim period	Difference
(1) Equity securities	4,274	11,522	7,248
(2) Government bond	21	21	(0)
(3) Others	115	205	89
Total	4,411	11,749	7,337

2. Other securities with no market value and book value per consolidated balance sheet

(Other securities)	(Millions of yen)
Non-listed equity securities (excluding OTC-traded equity securities)	441
Other	602

III. End of previous fiscal year (Mar. 31, 2005)

1. Other securities stated at market value

(Millions of yen)

	Acquisition cost	Book value per consolidated balance sheet at end of fiscal year	Difference
(1) Equity securities	5,109	10,786	5,676
(2) Others	115	172	56
Total	5,225	10,958	5,733

Note: An impairment of ¥29 million was recorded for equity securities within Other securities with no market value during the fiscal year. Regarding impairment accounting for Other securities, if the market value of such securities has declined more than 50% below book value at fiscal year-end, any decreases in the carrying amount are charged to income as a loss on valuation of investments in securities. In the case their fair market value has declined more than 30% but less than 50% of their book value, impairment accounting is applied to the necessary amount upon considering such factors as the possibility of a recovery in value.

When Other securities with no market value fall notably because of deterioration in the financial condition of the issuing company, impairment accounting shall be applied in an equivalent amount.

2. Other securities with no market value and book value per consolidated balance sheet

(Other securities)	(Millions of yen)
Non-listed equity securities (excluding OTC-traded equity securities)	426
Other	629

(Footnotes to Derivatives Transactions)

Material Items Related to Market Value, Etc., of Derivatives Transactions (Millions of yen)

Object	Transaction	FY 2005 interim period (Sept. 30, 2004)			FY 2006 interim period (Sept. 30, 2005)			FY 2005 (Mar. 31, 2005)		
		Contract amount	Fair value	Valuation loss	Contract amount	Fair value	Valuation loss	Contract amount	Fair value	Valuation loss
Interest	Interest rate swap (Fixed payment / variable received)	54,713	(875)	(875)	—	—	—	63,958	(1,192)	(1,192)
Total		54,713	(875)	(875)	—	—	—	63,958	(1,192)	(1,192)

(1) Details of transactions

Promise engages in interest rate cap and interest rate swap transactions.

(2) Policy regarding transactions

The Company does not independently engage in derivatives transactions for trading to achieve short-term buying and selling gains or in transactions for speculative purposes.

(3) Purpose of transactions

Regarding variable-rate interest payments on procured funds, to avoid the impact of a rise in future market interest rates on fund procurement costs (interest expenses), the Company establishes fixed ceilings using interest rate caps to hedge rises in interest expenses. In addition, the Company uses interest rate swaps to fix its cost of funds procured at variable interest rates.

(4) Transaction risks

Derivatives transactions involve market risk and credit risk. However, market risk resulting from fluctuations in market interest rates is offset by risk resulting from fluctuations in market interest rates on funds procured (liabilities) at variable interest rates. Moreover, the Company believes there is no significant credit risk since it engages in transactions only with large financial institutions.

(5) Risk management regarding transactions

Criteria for determining the need for risk hedging as well as specific hedging methods for each type of risk accompanying the execution of finance activities are stipulated by the Company's Finance Regulations. The Treasury Department executes derivatives transactions in accordance with these regulations.

Each derivatives contract is entered into only after obtaining a decision as stipulated by the Work Assignment Regulations. The details of the contract and the aforementioned decision are checked and confirmed by the General Affairs Department, and after a seal is affixed the contract can be executed.

Prior approval from Promise is required for consolidated subsidiaries to execute derivatives transactions. Promise will base its decision on whether to approve or disapprove the derivatives transactions in accordance with standards determined by the Company.

A director in charge will report periodically to the Board of Directors about the management of derivatives transactions, including those of consolidated subsidiaries. The Inspection Department will check the details of the derivatives contracts that have been inspected by the Treasury Department.

(6) Supplementary explanation on material items related to market value, etc., of derivatives transactions

Notional amounts for derivatives transactions listed in material items related to market value, etc., of derivatives transactions are the notional amounts at the end of the respective interim periods (and fiscal year-end). The figures only represent calculations of notional amounts for nominal contract values of interest rate cap and interest rate swap transactions or for transaction settlements. There is no transfer of monetary assets in accordance with the stated amounts, and these amounts do not indicate market risk or credit risk related to derivatives transactions.

Notes: 1. Fair value is calculated based on prices presented by financial institutions.

2. The balance at the end of the interim period under review excluded derivatives transactions that are accounted for using hedge accounting methods. However, for balances at the end of the previous interim and fiscal year-end consolidated accounting periods, transactions using deferred hedging methods were also excluded.

(Segment Information)

FY 2005 interim period (Apr. 1, 2004 – Sept. 30, 2004)	FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)	FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)
1. Operations by business segment Because the Company's consumer finance business accounts for more than 90% of total operating income and operating profit for all segments, business segment information is omitted.	**1. Operations by business segment** (No change)	**1. Operations by business segment** Because the Company's consumer finance business accounts for more than 90% of total operating income, operating profit and asset value for all segments, business segment information is omitted.
2. Operations by geographic segment Because Japan accounts for more than 90% of the Company's total operating income for all segments, geographic segment information is omitted.	**2. Operations by geographic segment** (No change)	**2. Operations by geographic segment** Because Japan accounts for more than 90% of the Company's total operating income and asset value for all segments, geographic segment information is omitted.
3. Overseas operating income Because overseas operating income accounts for less than 10% of total operating income, overseas operating income information is omitted.	**3. Overseas operating income** (No change)	**3. Overseas operating income** (No change)

(Per Share Data)

FY 2005 interim period (Apr. 1, 2004 – Sept. 30, 2004)	FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)	FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)
Shareholders' equity per share ¥5,692.08	Shareholders' equity per share ¥6,058.16	Shareholders' equity per share ¥5,901.62
Net income per share ¥315.99	Net income per share ¥236.72	Net income per share ¥576.04
Diluted net income per share ¥315.89	The figure of diluted net income per share is not disclosed because there was no potential share of common stock that had a dilutive effect.	Diluted net income per share ¥575.88

Note: Calculations of net income per share and diluted net income per share are based on the following data.

FY 2005 interim period (Apr. 1, 2004 – Sept. 30, 2004)	FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)	FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)
Interim net income on consolidated statements of income ¥40,080 million	Interim net income on consolidated statements of income ¥31,358 million	Net income on consolidated statements of income ¥75,378 million
Interim net income for common stock ¥40,080 million	Interim net income for common stock ¥31,358 million	Net income for common stock ¥75,244 million
Principal category of funds not available to shareholders of common stock Bonuses to directors and corporate auditors from the disposition of profits ¥— million	Principal category of funds not available to shareholders of common stock Bonuses to directors and corporate auditors from the disposition of profits ¥— million	Principal category of funds not available to shareholders of common stock Bonuses to directors and corporate auditors from the disposition of profits ¥133 million
Principal category of funds not available to shareholders ¥— million	Principal category of funds not available to shareholders ¥— million	Principal category of funds not available to shareholders ¥133 million
Average number of shares outstanding in interim period 126,838 thousand	Average number of shares outstanding in interim period 132,469 thousand	Average number of shares outstanding in fiscal year 130,622 thousand
Major adjustments to interim net income included in the calculation of interim fully diluted net income per share ¥— million	Major adjustments to interim net income included in the calculation of interim fully diluted net income per share ¥— million	Major adjustments to net income included in the calculation of fully diluted net income per share ¥— million
Adjustment to interim net income ¥— million	Adjustment to interim net income ¥— million	Adjustment to net income ¥— million
Major categories of the additional number of shares included in the calculation of interim fully diluted net income per share Stock acquisition rights 42 thousand	Major categories of the additional number of shares included in the calculation of interim fully diluted net income per share Stock acquisition rights — thousand	Major categories of the additional number of shares included in the calculation of fully diluted net income per share Stock acquisition rights 38 thousand
Additional number of shares 42 thousand	Additional number of shares — thousand	Additional number of shares 38 thousand
A summary of latent shares is not included in the calculation of interim fully diluted net income per share because there were no shares with a dilutive effect during the period. Treasury stock held for stock option: 351,000 shares	A summary of latent shares is not included in the calculation of interim fully diluted net income per share because there were no shares with a dilutive effect during the period. Treasury stock held for stock option: 351,000 shares There were 214,800 shares with stock option as of September 30, 2005, reflecting a 136,200 decrease in the number of shares with acquisition rights owing to the loss of rights.	A summary of latent shares is not included in the calculation of fully diluted net income per share because there were no shares with a dilutive effect during the fiscal year. Treasury stock held for stock option: 351,000 shares There were 222,000 shares with stock option as of March 31, 2005, reflecting a 129,000 decrease in the number of shares with acquisition rights owing to the loss of rights.

4. Business Results

(1) Operating Income

(Millions of yen)

Classification		FY 2005 interim period (Apr. 1, 2004 – Sept. 30, 2004)		FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)		FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)	
		Amount	%	Amount	%	Amount	%
Operating income from financing business	Interest on consumer loans	177,757	95.3	181,415	95.3	352,330	95.3
	Collection of written-off loans	2,503	1.3	2,667	1.4	4,901	1.3
	Collection of purchased receivables	682	0.4	690	0.3	2,322	0.6
	Other financial revenues	10	0.0	6	0.0	17	0.0
	Subtotal	180,954	97.0	184,781	97.0	359,571	97.2
Operating income from other businesses	Sales	1,885	1.0	576	0.3	2,761	0.8
	Other	3,765	2.0	5,102	2.7	7,528	2.0
	Subtotal	5,651	3.0	5,678	3.0	10,289	2.8
Total		186,605	100.0	190,460	100.0	369,860	100.0

Notes: 1. Within Operating income from financing business, Other financial revenues include interest on deposits and loans.
2. Within Operating income from other businesses, Other includes income from the leasing of real estate and commission income.
3. Collection of written-off loans and Collection of purchased receivables, as well as Other in Operating income from other businesses, are listed in the consolidated statements of income under Other operating income.

(2) Other Indicators

Classification		FY 2005 interim period (Sept. 30, 2004)		FY 2006 interim period (Sept. 30, 2005)		FY 2005 (Mar. 31, 2005)	
		Consolidated	Non-consolidated	Consolidated	Non-consolidated	Consolidated	Non-consolidated
Consumer loans outstanding		1,522,537	1,347,628	1,593,879	1,316,242	1,599,635	1,326,794
(Millions of yen)	Unsecured loans	1,517,675	1,342,940	1,590,012	1,312,510	1,595,397	1,322,701
	Secured loans	4,862	4,687	3,867	3,731	4,238	4,093
Number of customers		2,909,055	2,422,156	3,005,093	2,361,680	3,023,840	2,383,279
	Unsecured loans	2,907,192	2,420,397	3,003,555	2,360,221	3,022,176	2,381,708
	Secured loans	1,863	1,759	1,538	1,459	1,664	1,571
Number of branches		1,644	1,479	1,598	1,464	1,628	1,461
	Staffed branches	528	418	496	417	530	418
	Unstaffed branches	1,116	1,061	1,102	1,047	1,098	1,043
Number of automated contract machines		1,509	1,446	1,510	1,447	1,880	1,444
Number of ATMs		1,789	1,733	1,714	1,714	1,769	1,714
Number of loan processing machines		339	339	790	790	452	452
Number of employees		4,579	3,309	5,009	3,557	4,967	3,463
Loan losses (Millions of yen)		53,829	43,495	55,627	43,652	109,260	88,589
Allowance for credit losses (Millions of yen)		130,356	102,400	132,058	98,700	130,588	97,400
Net income per share (Yen)		315.99	291.99	236.72	215.75	576.04	521.02
Shareholders' equity per share (Yen)		5,692.08	5,576.09	6,058.16	5,882.07	5,901.62	5,756.77

Notes: 1. Number of customers is the total number of customers of Promise and each of its consolidated subsidiaries and is derived from the number of debtors listed in the breakdown of customers compiled through computer-aided name identification.
2. Number of automated contract machines is the total number of automated contract machines installed.
3. Number of employees is the number of workers. Seconded employees are included in the number of employees of the companies to which they have been seconded.
4. Allowance for credit losses includes Reserve for loan losses listed under Other in Investments and advances on the consolidated balance sheets.

Non-Consolidated Financial Results for the Six-Month Period Ended September 30, 2005

The summary of this document (unaudited) has been translated from the original Japanese document released on October 27, 2005 for reference only.
In the event of any discrepancy between this translated document and the original Japanese document, the original document shall prevail.

Company Name: Promise Co., Ltd.
Stock Code: 8574
(URL: http://www.promise.co.jp/english/ir/)

Stock Listing: Tokyo Stock Exchange
Head Office: Tokyo

President and Representative Director: Hiroki Jinnai
Inquiries: Yasuhiko Katsumi, General Manager, Corporate Communications Dept.
TEL: 81-3-3287-1515
Meeting of Board of Directors for Approval of Results: October 27, 2005
Interim Dividend System: Applicable
Payment of Interim Dividends: December 1, 2005
Unit Stock System: Applicable (1 unit = 50 shares)

1. Non-Consolidated Financial Results for Interim Period Ended September 2005 (Apr. 1, 2005 – Sept. 30, 2005)

(1) Non-Consolidated Operating Results

(Note: In this report, amounts of less than one million yen are omitted and per share figures are rounded down to two decimal places.)

	Operating income		Operating profit		Recurring profit	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Six months ended Sept. 30, 2005	154,227	(2.5)	48,667	(20.2)	49,356	(20.6)
Six months ended Sept. 30, 2004	158,123	(2.8)	60,990	50.4	62,199	48.2
Year ended Mar. 31, 2005	313,041		116,129		118,171	

	Net income		Net income per share
	Millions of yen	%	Yen
Six months ended Sept. 30, 2005	28,580	(22.8)	215.75
Six months ended Sept. 30, 2004	37,036	2.3	291.99
Year ended Mar. 31, 2005	68,174		521.02

Notes: 1. Average number of shares
Six months ended Sept. 30, 2005: 132,469,563
Six months ended Sept. 30, 2004: 126,838,325
Year ended Mar. 31, 2005: 130,622,213
2. Change in accounting method: Not applicable
3. Percentages for operating income, operating profit, recurring profit and net income represent percentage changes from the same period of the previous year.

(2) Dividends

	Cash dividends per share for the interim period	Cash dividends per share for the fiscal year
	Yen	Yen
Six months ended Sept. 30, 2005	52.50	—
Six months ended Sept. 30, 2004	50.00	—
Year ended Mar. 31, 2005	—	105.00

(3) Non-Consolidated Financial Position

	Total assets	Shareholders' equity	Equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
Sept. 30, 2005	1,589,848	762,282	48.0	5,882.07
Sept. 30, 2004	1,663,833	749,443	45.0	5,576.09
Mar. 31, 2005	1,653,098	774,486	46.9	5,756.77

Notes: 1. Number of shares outstanding
Sept. 30, 2005: 129,594,139
Sept. 30, 2004: 134,402,787
Mar. 31, 2005: 134,514,360
2. Number of shares of treasury stock
Sept. 30, 2005: 5,272,526
Sept. 30, 2004: 463,878
Mar. 31, 2005: 352,305

2. Forecast for Fiscal Year Ending March 2006 (Apr. 1, 2005 – Mar. 31, 2006)

	Operating income	Recurring profit	Net income	Cash dividends per share for full fiscal year	
				Sept. 30, 2005	
	Millions of yen	Millions of yen	Millions of yen	Yen	Yen
Year ending Mar. 31, 2006	308,187	95,800	60,000	52.50	105.00

Reference: Projected net income per share for the fiscal year ending Mar. 31, 2006: ¥456.99

Notes: 1. Projected net income per share for the fiscal year ending Mar. 31, 2006 is calculated based on projected average number of shares of 131,035,790.

2. The above forecasts are based on information currently available to the Company at the time of the release of this report. Actual results could differ materially from projections due to various factors.

Non-Consolidated Financial Statements

(1) Non-Consolidated Balance Sheets

(Millions of yen)

Classification	FY 2005 interim period (Sept. 30, 2004)		FY 2006 interim period (Sept. 30, 2005)		FY 2005 (Summary) (Mar. 31, 2005)	
	Amount	%	Amount	%	Amount	%
(Assets)						
I Current assets						
1 Cash and deposits	80,759		47,722		58,204	
2 Consumer loans receivable: Principal	1,347,628		1,316,242		1,326,794	
3 Short-term loans	145,335		114,931		149,483	
4 Other	42,386		37,435		43,665	
Allowance for credit losses	(102,400)		(98,700)		(97,400)	
Total current assets	1,513,709	91.0	1,417,631	89.2	1,480,747	89.6
II Fixed assets						
1 Property and equipment, net	67,182		67,401		68,714	
2 Intangible fixed assets, net	5,254		8,282		6,963	
3 Investments and advances	77,687		96,532		96,672	
Total fixed assets	150,124	9.0	172,216	10.8	172,350	10.4
Total assets	1,663,833	100.0	1,589,848	100.0	1,653,098	100.0
(Liabilities)						
I Current liabilities						
1 Short-term borrowings	—		2,494		—	
2 Current portion of long-term debt	200,231		160,558		185,710	
3 Bonds scheduled for redemption within one year	30,000		85,000		50,000	
4 Accrued income taxes	15,142		15,213		22,585	
5 Reserve for bonuses	3,017		2,888		2,989	
6 Accruals for debt guarantees	134		867		193	
7 Accruals for debt guarantees of affiliated companies	—		1,300		—	
8 Other	10,742		12,148		15,828	
Total current liabilities	259,267	15.6	280,469	17.6	277,306	16.8
II Long-term liabilities						
1 Corporate bonds	255,000		180,000		215,000	
2 Long-term debt	382,712		352,318		371,329	
3 Accrued severance indemnities for employees	14,069		13,589		13,681	
4 Allowance for retirement benefits for directors and auditors	258		286		280	
5 Accruals for loss guarantees	2,700		860		860	
6 Other	382		41		153	
Total long-term liabilities	655,123	39.4	547,096	34.4	601,304	36.3
Total liabilities	914,390	55.0	827,566	52.0	878,611	53.1
(Shareholders' equity)						
I Common stock	80,737	4.9	80,737	5.1	80,737	4.9
II Capital surplus						
1 Additional paid-in capital	112,639		112,639		112,639	
2 Other	14,616		14,697		14,741	
Total capital surplus	127,256	7.6	127,337	8.0	127,381	7.7
III Retained earnings						
1 Legal reserve	12,263		12,263		12,263	
2 Voluntary reserve	485,700		538,700		485,700	
3 Unappropriated retained earnings	43,341		35,824		67,758	
Total retained earnings	541,304	32.5	586,787	36.9	565,722	34.2
IV Net unrealized gain on securities	3,504	0.2	4,371	0.3	3,431	0.2
V Treasury stock	(3,359)	(0.2)	(36,952)	(2.3)	(2,786)	(0.1)
Total shareholders' equity	749,443	45.0	762,282	48.0	774,486	46.9
Total liabilities and shareholders' equity	1,663,833	100.0	1,589,848	100.0	1,653,098	100.0

(2) Non-Consolidated Statements of Income

(Millions of yen)

Classification	FY 2005 interim period (Apr. 1, 2004 – Sept. 30, 2004)		FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)		FY 2005 (Summary) (Apr. 1, 2004 – Mar. 31, 2005)	
	Amount	%	Amount	%	Amount	%
I Operating income						
1 Interest on consumer loans	154,261		149,947		305,470	
2 Other	3,861		4,279		7,570	
Total operating income	158,123	100.0	154,227	100.0	313,041	100.0
II Operating expenses						
1 Financial expenses	9,356		7,600		17,431	
2 Other	87,776		97,959		179,480	
Total operating expenses	97,132	61.4	105,560	68.4	196,912	62.9
Operating profit	60,990	38.6	48,667	31.6	116,129	37.1
III Non-operating revenues	1,692	1.0	853	0.5	2,759	0.8
IV Non-operating expenses	483	0.3	164	0.1	718	0.2
Recurring profit	62,199	39.3	49,356	32.0	118,171	37.7
V Extraordinary income	329	0.2	586	0.4	707	0.2
VI Extraordinary losses	703	0.4	1,853	1.2	3,984	1.2
Income before income taxes	61,825	39.1	48,089	31.2	114,895	36.7
Income taxes Current	14,921		15,451		37, 595	
Deferred	9,867		4,056		9,125	
Total	24,788	15.7	19,508	12.7	46,720	14.9
Net income	37,036	23.4	28,580	18.5	68,174	21.8
Balance carried forward	6,304		7,243		6,304	
Cash dividends	—		—		6,720	
Unappropriated retained earnings	43,341		35,824		67,758	

(3) Material Items in Basis of Presentation of Non-Consolidated Financial Statements

FY 2005 interim period (Apr. 1, 2004 – Sept. 30, 2004)	FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)	FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)
1. Standards and Methods for Valuing Assets	**1. Standards and Methods for Valuing Assets**	**1. Standards and Methods for Valuing Assets**
(1) Investment securities Investments in stocks of non-consolidated subsidiaries and affiliates are valued on a cost basis using the moving average method.	(1) Investment securities (No change)	(1) Investment securities (No change)
Other securities [1] Marketable Other securities are stated at market value as of the interim period-end. Adjustments to market value are recorded as an increase or decrease in shareholders' equity. Costs of their sales are determined by the moving average method.	Other securities [1] (No change)	Other securities [1] Marketable Other securities are stated at market value as of the fiscal year-end. Adjustments to market value are recorded as an increase or decrease in shareholders' equity. Costs of their sales are determined by the moving average method.
[2] Other securities that are not marketable are stated at cost, with cost being determined by the moving average method.	[2] (No change)	[2] (No change)
(2) Derivatives Derivatives are stated at market value.	(2) Derivatives (No change)	(2) Derivatives (No change)
2. Method of Depreciation of Fixed Assets	**2. Method of Depreciation of Fixed Assets**	**2. Method of Depreciation of Fixed Assets**
(1) Property and equipment, net Property and equipment, net are principally depreciated using the declining-balance method. However, buildings (excluding associated equipment) acquired on or after April 1, 1998 are depreciated using the straight-line method over the estimated useful lives of the assets. Moreover, small-sum assets of equal to or more than ¥100,000 and less than ¥200,000 are depreciated uniformly over a period of three years. The main useful lives are as follows: Buildings and structures: 3-50 years Equipment and fixtures: 2-20 years	(1) Property and equipment, net (No change)	(1) Property and equipment, net (No change)
(2) Intangible fixed assets, net Intangible fixed assets, net are depreciated using the straight-line method. However, amortization of computer software (for internal use) is principally calculated using the straight-line method over five years, the estimated useful life. Moreover, small-sum assets of equal to or more than ¥100,000 and less than ¥200,000 are amortized uniformly over a period of three years.	(2) Intangible fixed assets, net (No change)	(2) Intangible fixed assets, net (No change)

FY 2005 interim period (Apr. 1, 2004 – Sept. 30, 2004)	FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)	FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)
(3) Long-term prepaid expenses Long-term prepaid expenses are amortized on an average basis.	(3) Long-term prepaid expenses (No change)	(3) Long-term prepaid expenses (No change)
3. Accounting Basis for Reserves	**3. Accounting Basis for Reserves**	**3. Accounting Basis for Reserves**
(1) Allowance for credit losses The allowance for credit losses is provisioned at the actual loss rate. Additional provisions are made in amounts deemed necessary to cover possible non-collectible accounts in accordance with the state of consumer loans outstanding.	(1) Allowance for credit losses (No change)	(1) Allowance for credit losses (No change)
(2) Reserve for bonuses The reserve for bonuses to employees on the payroll at the end of the interim period is provisioned based on the expected payment amount.	(2) Reserve for bonuses (No change)	(2) Reserve for bonuses The reserve for bonuses to employees on the payroll at the end of the fiscal year is provisioned based on the expected payment amount.
(3) Accruals for debt guarantees Accruals for debt guarantees are provided to cover possible future losses on guarantees at the end of the interim period.	(3) Accruals for debt guarantees (No change)	(3) Accruals for debt guarantees Accruals for debt guarantees are provided to cover possible future losses on guarantees at the end of the fiscal year.
(4) Accruals for debt guarantees of affiliated companies ——————	(4) Accruals for debt guarantees of affiliated companies To provide for losses on debt guarantees of affiliated companies, an amount equal to the expected losses at the end of the interim period was booked as an accrued expense.	(4) Accruals for debt guarantees of affiliated companies ——————
(5) Accrued severance indemnities for employees The amount of accrued severance indemnities for employees is provided based on the amount of the projected benefit obligation less the fair value of the pension plan assets. The accrued severance indemnity cost for the interim period is charged to income as incurred. The accrued severance indemnities for executive officers are determined separately based on the required payment amount at the end of the interim period as stipulated in the Company's bylaws.	(5) Accrued severance indemnities for employees The amount of accrued severance indemnities for employees is provided based on the amount of the projected benefit obligation less the fair value of the pension plan assets. The accrued severance indemnity cost for the interim period is charged to income as incurred. The accrued severance indemnities for executive officers are determined separately based on the required payment amount at the end of the interim period as stipulated in the Company's bylaws.	(5) Accrued severance indemnities for employees The amount of accrued severance indemnities for employees is provided based on the amount of the benefit obligation and plan assets as of the fiscal year-end. Prior service cost and actuarial differences are charged to income in a lump sum in the fiscal year in which they occur. The accrued severance indemnities for executive officers are determined separately based on the required payment amount at the end of the fiscal year as stipulated in the Company's bylaws.

FY 2005 interim period (Apr. 1, 2004 – Sept. 30, 2004)	FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)	FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)
	(Additional information) As a result of the enactment of the Defined Benefit Corporate Pension Plan Law, the Company was approved by the Ministry of Health, Labour and Welfare in Japan for exemption from the obligation for benefits related to future employee service under the substitutional portion on April 22, 2005. At the end of the interim period, the amount calculated as the required reimbursement (minimum obligation reserve) was ¥6,955 million. The gain that would be incurred through the application of Section 44-2 of the Practical Guidelines of Accounting for Retirement Benefits (Interim Report) (The Japanese Institute of Certified Public Accountants Accounting Committee Report No. 13) if said required reimbursement (minimum obligation reserve) was paid at the end of the interim period under review is ¥7,838 million.	
(6) Allowance for retirement benefits for directors and auditors The past service cost for directors is determined based on the required payment amount at the end of the interim period as stipulated in the Company's bylaws.	(6) Allowance for retirement benefits for directors and auditors (No change)	(6) Allowance for retirement benefits for directors and auditors The past service cost for directors is determined based on the required payment amount at the end of the fiscal year as stipulated in the Company's bylaws.
(7) Accruals for loss guarantees The Company has made a provision for estimated loss to cover non-collectible amounts of claims for indemnities due to the sales of investments in subsidiaries.	(7) Accruals for loss guarantees (No change)	(7) Accruals for loss guarantees (No change)
4. Lease Transactions Where financing leases do not transfer ownership of the leased property to the lessee during the term of the lease, the leased property is not capitalized and the lease expenses are charged to income in the period they are incurred.	**4. Lease Transactions** (No change)	**4. Lease Transactions** (No change)

FY 2005 interim period (Apr. 1, 2004 – Sept. 30, 2004)	FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)	FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)
5. Hedging (1) Hedge accounting method The Company uses deferral hedge accounting. Exceptional accounting is used to account for interest rate swap agreements and interest rate cap agreements that meet specified conditions. (2) Hedging instruments and hedging targets Hedging instruments: Interest rate cap agreements and interest rate swap agreements Hedging targets: Funds procured at variable interest rates, for which a rise in market interest rates will contribute to an increase in fund procurement costs (interest payment). (3) Hedging policy The basic hedging policy is to minimize the impact of sharp movements in interest rates on procured funds. (4) Determining hedging effectiveness The hedging instruments are measured for effectiveness by correlation with respect to the difference between interest rate indicators upon the instruments and positions being hedged. (5) Risk management system The Company manages market risk in accordance with methods for managing the various risks arising from financial activities as set forth in Guidelines for Managing Risk by Type, which is contained in the Company's Finance Regulations Guidelines for Managing Risk by Type is revised in a timely manner in response to changes in the risk environment, whereupon such revisions shall be reported to the Board of Directors.	**5. Hedging** (1) Hedge accounting method (No change) (2) Hedging instruments and hedging targets (No change) (3) Hedging policy (No change) (4) Determining hedging effectiveness (No change) (5) Risk management system (No change)	**5. Hedging** (1) Hedge accounting method (No change) (2) Hedging instruments and hedging targets (No change) (3) Hedging policy (No change) (4) Determining hedging effectiveness (No change) (5) Risk management system (No change)

FY 2005 interim period (Apr. 1, 2004 – Sept. 30, 2004)	FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)	FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)
6. Other Material Items Related to Basis of Presentation of Interim Non-Consolidated Financial Statements (1) Accounting for revenues and expenses Interest on consumer loans is recognized on an accrual basis. For the Company, accrued interest on loans is determined using the lower of the interest rate specified in the Interest Rate Restriction Law or the contracted interest rate. (2) Accounting for consumption taxes National consumption taxes and regional consumption taxes are accounted for at the Company using the net-of-tax method. However, consumption taxes not subject to fixed asset related exclusion are recorded in Other in Investments and advances on the relevant interim balance sheets and are amortized over five years. The difference of suspense consumption tax paid less suspense consumption tax received is recorded in Other in Current liabilities.	**6. Other Material Items Related to Basis of Presentation of Interim Non-Consolidated Financial Statements** (1) Accounting for revenues and expenses (No change) (2) Accounting for consumption taxes (No change)	**6. Other Material Items Related to Basis of Presentation of Non-Consolidated Financial Statements** (1) Accounting for revenues and expenses (No change) (2) Accounting for consumption taxes National consumption taxes and regional consumption taxes are accounted for at the Company using the net-of-tax method. However, consumption taxes not subject to fixed asset related exclusion are recorded in Other in Investments and advances on the relevant balance sheets and are amortized over five years.

(4) Changes in Accounting Practices

FY 2005 interim period (Apr. 1, 2004 – Sept. 30, 2004)	FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)	FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)
(Accounting standards for impairment of fixed assets) The Company has adopted accounting standards for impairment of fixed assets (Opinion on the Establishment of Accounting Standards for Impairment of Fixed Assets (Business Accounting Council, August 9, 2002)) and Guidance on Accounting Standards for Impairment of Fixed Assets (Accounting Standards Board of Japan, Practical Guidance No. 6, October 31, 2003) from the interim period ended September 30, 2004. Application of these standards resulted in a reduction of ¥263 million in income before income taxes compared with the previous accounting practices. The cumulative impairment loss after revision has been directly charged to individual asset accounts in accordance with regulations for the presentation of the interim non-consolidated financial statements.	———	**(Accounting standards for impairment of fixed assets)** The Company has adopted accounting standards for impairment of fixed assets (Opinion on the Establishment of Accounting Standards for Impairment of Fixed Assets (Business Accounting Council, August 9, 2002)) and Guidance on Accounting Standards for Impairment of Fixed Assets (Accounting Standards Board of Japan, Practical Guidance No. 6, October 31, 2003) from the fiscal year ended March 31, 2005. Application of these standards resulted in a reduction of ¥1,015 million in income before income taxes. The cumulative impairment loss after revision has been directly charged to individual asset accounts in accordance with regulations for the presentation of the non-consolidated financial statements.

(5) Additional Information

FY 2005 interim period (Apr. 1, 2004 – Sept. 30, 2004)	FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)	FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)
The Local Taxes Amendment Law (2003 Law No. 9) was promulgated on March 31, 2003, resulting in the introduction of a pro-forma standard taxation system for fiscal years commencing on or after April 1, 2004. In accordance with the introduction of this system, the added value and asset portions of enterprise tax are recorded in Other operating expenses as given in Practical Solution on Presentation for Corporate Size Based Aspect of Corporate Income Tax on Income Statement (Accounting Standards Board of Japan, Practical Guidance No. 12, February 13, 2004) beginning with the interim period ended September 30, 2004. As a result of these changes, other operating expenses increased ¥391 million, while operating profit, recurring profit, and income before income taxes decreased ¥391 million.	————	The Local Taxes Amendment Law (Law No. 9, 2003) was promulgated on March 31, 2003, resulting in the introduction of a pro-forma standard taxation system for fiscal years commencing on or after April 1, 2004. In accordance with the introduction of this system, the added value and asset portions of enterprise tax are recorded in Other operating expenses as given in Practical Solution on Presentation for Corporate Size Based Aspect of Corporate Income Tax on Income Statement (Accounting Standards Board of Japan, Practical Guidance No. 12, February 13, 2004) beginning with the fiscal year ended March 31, 2005. As a result of these changes, other operating expenses increased ¥877 million, while operating profit, recurring profit, and income before income taxes decreased ¥877 million.

(6) Explanatory Notes

(Footnotes to Non-Consolidated Balance Sheets)

FY 2005 interim period (Sept. 30, 2004)

1. Accumulated depreciation on property and equipment
¥32,559 million

2. Assets pledged and corresponding liabilities

a) Assets pledged (Millions of yen)

Type	Interim book value
Consumer loans receivable	161,170
Total	161,170

b) Corresponding liabilities (Millions of yen)

Item	Balance at end of interim period
Current portion of long-term debt	56,836
Long-term debt	100,001
Total	156,837

In addition to the above, Promise entered into forward contracts of assigning for consumer loans receivable of ¥273,355 million. Corresponding liabilities were long-term debt of ¥260,213 million (including ¥81,268 million current portion of long-term debt) as well as a guaranteed obligation for affiliates of ¥3,916 million.

3. Unsecured consumer loans to individual customers, which were included in Consumer loans receivable, were ¥1,342,940 million.

4. Revolving credit facility
Within lending commitment line contracts for consumer loans, ¥1,347,200 million was in revolving credit facility agreements (automatic renewal through basic revolving loan contract). These are agreements whereby companies can loan repeatedly up to a predetermined amount to a customer on request, if the customer has met the terms and conditions of the contract.

The total balance of revolving credit facilities unused was ¥350,046 million (including ¥227 million in secured revolving credit facilities). This balance includes credit facilities of customers without any loan balance, except for those making no payments or receipt for two years or more.

FY 2006 interim period (Sept. 30, 2005)

1. Accumulated depreciation on property and equipment
¥31,291 million

2. Assets pledged and corresponding liabilities

a) Assets pledged (Millions of yen)

Type	Interim book value
Consumer loans receivable	146,593
Total	146,593

b) Corresponding liabilities (Millions of yen)

Item	Balance at end of interim period
Current portion of long-term debt	39,332
Long-term debt	102,854
Total	142,186

In addition to the above, Promise entered into forward contracts of assigning for consumer loans receivable of ¥263,313 million. Corresponding liabilities were long-term debt of ¥252,924 million (including ¥76,032 million current portion of long-term debt) as well as a guaranteed obligation for affiliates of ¥1,896 million.

Of the total amount of investment securities, ¥21 million was being used as collateral for sales guarantees.

3. Unsecured consumer loans to individual customers, which were included in Consumer loans receivable, were ¥1,312,510 million.

4. Revolving credit facility
Within lending commitment line contracts for consumer loans, ¥1,315,928 million was in revolving credit facility agreements (automatic renewal through basic revolving loan contract). These are agreements whereby companies can loan repeatedly up to a predetermined amount to a customer on request, if the customer has met the terms and conditions of the contract.

The total balance of revolving credit facilities unused was ¥346,249 million (including ¥194 million in secured revolving credit facilities). This balance includes credit facilities of customers without any loan balance, except for those making no payments or receipt for two years or more.

FY 2005 (Mar. 31, 2005)

1. Accumulated depreciation on property and equipment
¥29,400 million

2. Assets pledged and corresponding liabilities

a) Assets pledged (Millions of yen)

Type	Book value at end of fiscal year
Consumer loans receivable	156,374
Total	156,374

b) Corresponding liabilities (Millions of yen)

Item	Balance at end of fiscal year
Current portion of long-term debt	51,830
Long-term debt	100,004
Total	151,834

In addition to the above, Promise entered into forward contracts of assigning for consumer loans receivable of ¥280,967 million. Corresponding liabilities were long-term debt of ¥269,590 million (including ¥77,989 million current portion of long-term debt) as well as a guaranteed obligation for affiliates of ¥1,996 million.

3. Unsecured consumer loans to individual customers, which were included in Consumer loans receivable, were ¥1,322,701 million.

4. Revolving credit facility
Within lending commitment line contracts for consumer loans, ¥1,326,430 million was in revolving credit facility agreements (automatic renewal through basic revolving loan contract). These are agreements whereby companies can loan repeatedly up to a predetermined amount to a customer on request, if the customer has met the terms and conditions of the contract.

The total balance of revolving credit facilities unused was ¥347,442 million (including ¥226 million in secured revolving credit facilities). This balance includes credit facilities of customers without any loan balance, except for those making no payments or receipt for two years or more.

FY 2005 interim period (Sept. 30, 2004)	FY 2006 interim period (Sept. 30, 2005)	FY 2005 (Mar. 31, 2005)
There are also contracts whose term ends without the lending option being executed, and thus do not necessarily have an impact on future cash flows of the Company. For changes in the credit status of customers or other credible reasons, each contract contains a provision in which the Company can deny financing for loan applications and upwardly or downwardly revise the maximum credit line. Even after the completion of contracts, the Company periodically revises contract details and adopts measures to ensure credit safely.	There are also contracts whose term ends without the lending option being executed, and thus do not necessarily have an impact on future cash flows of the Company. For changes in the credit status of customers or other credible reasons, each contract contains a provision in which the Company can deny financing for loan applications and upwardly or downwardly revise the maximum credit line. Even after the completion of contracts, the Company periodically revises contract details and adopts measures to ensure credit safely.	There are also contracts whose term ends without the lending option being executed, and thus do not necessarily have an impact on future cash flows of the Company. For changes in the credit status of customers or other credible reasons, each contract contains a provision in which the Company can deny financing for loan applications and upwardly or downwardly revise the maximum credit line. Even after the completion of contracts, the Company periodically revises contract details and adopts measures to ensure credit safely.
5. Contingent Liabilities (1) Guarantee obligations in the loan guarantee business ¥3,826 million	**5. Contingent Liabilities** (1) Guarantee obligations in the loan guarantee business ¥49,182 million	**5. Contingent Liabilities** (1) Guarantee obligations in the loan guarantee business ¥4,818 million
(2) Warranty obligations ¥22,138 million	(2) Warranty obligations ¥2,579 million	(2) Warranty obligations ¥15,410 million
This obligation was entailed in the transfer of the entire amount of stock held by Promise in subsidiary GC Co., Ltd. to General Electric Capital Consumer Finance Co., Ltd. (currently GE Consumer Finance Co., Ltd.) and represents the remaining balance of obligations that fall under the category of warranty obligations, which are only one portion of Company debt obligations.	This obligation was entailed in the transfer of the entire amount of stock held by Promise in subsidiary GC Co., Ltd. to General Electric Capital Consumer Finance Co., Ltd. (currently GE Consumer Finance Co., Ltd.) and represents the remaining balance of obligations that fall under the category of warranty obligations, which are only one portion of Company debt obligations.	This obligation was entailed in the transfer of the entire amount of stock held by Promise in subsidiary GC Co., Ltd. to General Electric Capital Consumer Finance Co., Ltd. (currently GE Consumer Finance Co., Ltd.) and represents the remaining balance of obligations that fall under the category of warranty obligations, which are only one portion of Company debt obligations.
(3) Guarantees of loans to subsidiaries and employees	(3) Guarantees of loans to subsidiaries	(3) Guarantees of loans to subsidiaries

FY 2005 interim period (Sept. 30, 2004)

(Millions of yen)

Borrower	Guarantee amount
(Subsidiaries)	
PROMISE (HONG KONG) CO., LTD.	10,039
Pal Servicer Co., Ltd.	10,000
PROMISE (TAIWAN) Co., Ltd.	1,432
Plat Corporation	186
Subtotal	21,657
(Employees)	2
Total	21,659

FY 2006 interim period (Sept. 30, 2005)

(Millions of yen)

Borrower	Guarantee amount
(Subsidiaries)	
PROMISE (HONG KONG) CO., LTD.	8,243
PROMISE (TAIWAN) Co., Ltd.	2,600
QUOQLOAN INC.	47
Total	10,890

FY 2005 (Mar. 31, 2005)

(Millions of yen)

Borrower	Guarantee amount
(Subsidiaries)	
PROMISE (HONG KONG) CO., LTD.	8,964
PROMISE (TAIWAN) Co., Ltd.	1,700
Plat Corporation	114
Total	10,778

FY 2005 interim period (Sept. 30, 2004)	FY 2006 interim period (Sept. 30, 2005)	FY 2005 (Mar. 31, 2005)
In foreign currency, guarantee obligations to PROMISE (HONG KONG) CO., LTD. totaled HK$705 million.	In foreign currency, guarantee obligations to PROMISE (HONG KONG) CO., LTD. totaled HK$565 million.	In foreign currency, guarantee obligations to PROMISE (HONG KONG) CO., LTD. totaled HK$651 million.

FY 2005 interim period (Sept. 30, 2004)

6. Status of nonperforming loans

(Millions of yen)

Classification	Amount
Credits of bankrupt borrowers	1,111
Delinquent loans	160
Delinquent loans three months or more past the due date	12,990
Restructured loans	54,102
Total	68,364

(1) Credits of bankrupt borrowers are loans under declaration of bankruptcy, reconstruction, and similar proceedings whose accruing interest is not recorded as income because the principal or interest on such loans is unlikely to be recovered in view of the considerable period of postponement of the principal or interest, or other circumstances.

(2) Delinquent loans are credits whose accruing interest is not recorded as income for the same reason as the above and do not include credits of bankrupt borrowers and the loans to which postponement of interest payment was made with the object of reconstructing and supporting the borrowers.

(3) Delinquent loans three months or more past the due date are loans which are delinquent for three months or more from the due date of interest or principal under the terms of the related loan agreements and do not include credits of bankrupt borrowers and delinquent loans, as described above.

(4) Restructured loans are loans to which a certain concession favorable to borrowers, such as postponement of interest payment and other methods, was made with the object of encouraging repayment and do not include credits of bankrupt borrowers, delinquent loans, and delinquent loans three months or more past the due date, as described above.

Of ¥54,102 million in restructured loans, restructured loans which are 30 days or less past due were ¥49,486 million.

FY 2006 interim period (Sept. 30, 2005)

6. Status of nonperforming loans

(Millions of yen)

Classification	Amount
Credits of bankrupt borrowers	922
Delinquent loans	105
Delinquent loans three months or more past the due date	12,710
Restructured loans	57,469
Total	71,207

(1) (No change)

(2) (No change)

(3) (No change)

(4) Restructured loans are loans to which a certain concession favorable to borrowers, such as postponement of interest payment and other methods, was made with the object of encouraging repayment and do not include credits of bankrupt borrowers, delinquent loans, and delinquent loans three months or more past the due date, as described above.

Of ¥57,469 million in restructured loans, restructured loans which are 30 days or less past due were ¥53,241 million.

FY 2005 (Mar. 31, 2005)

6. Status of nonperforming loans

(Millions of yen)

Classification	Amount
Credits of bankrupt borrowers	931
Delinquent loans	96
Delinquent loans three months or more past the due date	9,561
Restructured loans	56,896
Total	67,487

(1) (No change)

(2) (No change)

(3) (No change)

(4) Restructured loans are loans to which a certain concession favorable to borrowers, such as postponement of interest payment and other methods, was made with the object of encouraging repayment and do not include credits of bankrupt borrowers, delinquent loans, and delinquent loans three months or more past the due date, as described above.

Of ¥56,896 million in restructured loans, restructured loans which are 30 days or less past due were ¥52,166 million.

FY 2005 interim period (Sept. 30, 2004)

7. Loan collateral

A repurchase agreement of ¥37,998 million is included in Short-term loans.

Consequently, marketable securities are accepted as collateral from the seller of repurchased marketable securities.

The interim market value for marketable securities received is as follows: (Millions of yen)

Type	Market value
Commercial paper	24,998
Securities	12,999
Total	37,998

8. The unutilized balance from overdraft contracts on current accounts (including contracts based on overdraft contracts on current accounts) and contracts for the commitment line of loans are as follows.

(Overdraft contracts on current accounts) (Millions of yen)

Total contracts	50
Contracts exercised	—
Difference	50

(Contracts for the commitment line of loans) (Millions of yen)

Total contracts	245,500
Contracts exercised	—
Difference	245,500

FY 2006 interim period (Sept. 30, 2005)

7. Loan collateral

A repurchase agreement of ¥15,998 million is included in Short-term loans.

Consequently, marketable securities are accepted as collateral from the seller of repurchased marketable securities.

The interim market value for marketable securities received is as follows: (Millions of yen)

Type	Market value
Commercial paper	15,998
Total	15,998

8. The unutilized balance from overdraft contracts on current accounts (including contracts based on overdraft contracts on current accounts) and contracts for the commitment line of loans are as follows.

(Overdraft contracts on current accounts) (Millions of yen)

Total contracts	7,050
Contracts exercised	2,494
Difference	4,556

(Contracts for the commitment line of loans) (Millions of yen)

Total contracts	236,720
Contracts exercised	—
Difference	236,720

FY 2005 (Mar. 31, 2005)

7. Loan collateral

A repurchase agreement of ¥44,376 million is included in Short-term loans.

Consequently, marketable securities are accepted as collateral from the seller of repurchased marketable securities.

The market value for marketable securities received is as follows: (Millions of yen)

Type	Market value
Commercial paper	24,997
Securities	18,005
Beneficial interest in trust	1,380
Total	44,382

8. The unutilized balance from overdraft contracts on current accounts (including contracts based on overdraft contracts on current accounts) and contracts for the commitment line of loans are as follows.

(Overdraft contracts on current accounts) (Millions of yen)

Total contracts	50
Contracts exercised	—
Difference	50

(Contracts for the commitment line of loans) (Millions of yen)

Total contracts	236,890
Contracts exercised	—
Difference	236,890

(Footnotes to Non-Consolidated Statements of Income)

FY 2005 interim period (Apr. 1, 2004 – Sept. 30, 2004)

1. Financial expenses

	(Millions of yen)
Interest expense	5,752
Bond interest	2,620
Bond issue expenses	67

2. Depreciation

	(Millions of yen)
Property and equipment	2,222
Intangible fixed assets	849

3. Non-operating revenues

	(Millions of yen)
Interest on loans	112
Dividend income	1,092
Equity in earnings of Tokumei Kumiai	218

4. Non-operating expenses

	(Millions of yen)
Stock issue expenses	230
Expense for relocation of offices	79
Cancellation of leasehold deposits	45

5. Extraordinary income

	(Millions of yen)
Net gain on sales of investment in securities	325

6. Extraordinary losses

	(Millions of yen)
Loss on valuation of investments in subsidiaries	303
Impairment loss	263

FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)

1. Financial expenses

	(Millions of yen)
Interest expense	4,249
Bond interest	2,435
Bond issue expenses	58

2. Depreciation

	(Millions of yen)
Property and equipment	2,537
Intangible fixed assets	1,048

3. Non-operating revenues

	(Millions of yen)
Interest on loans	80
Dividend income	146
Equity in earnings of Tokumei Kumiai	242
Gain on reversal of premium of pension fund	150

4. Non-operating expenses

	(Millions of yen)
Expense for relocation of offices	106
Cancellation of leasehold deposits	25

5. Extraordinary income

	(Millions of yen)
Net gain on sales of investment in securities	583

6. Extraordinary losses

	(Millions of yen)
Accruals for debt guarantees of affiliated companies	1,300
Loss on valuation of investments in subsidiaries	303
Impairment loss	61

FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)

1. Financial expenses

	(Millions of yen)
Interest expense	10,503
Bond interest	5,124
Bond issue expenses	68

2. Depreciation

	(Millions of yen)
Property and equipment	4,769
Intangible fixed assets	1,578

3. Non-operating revenues

	(Millions of yen)
Interest on loans	203
Dividend income	1,114
Equity in earnings of Tokumei Kumiai	447
Insurance money received and insurance dividend	319

4. Non-operating expenses

	(Millions of yen)
Stock issue expenses	230
Expense for relocation of offices	227
Cancellation of leasehold deposits	81

5. Extraordinary income

	(Millions of yen)
Net gain on sales of investment in securities	702

6. Extraordinary losses

	(Millions of yen)
Loss on valuation of investments in subsidiaries	1,560
Impairment loss	1,015

FY 2005 interim period (Apr. 1, 2004 – Sept. 30, 2004)	FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)	FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)
7. During the interim period ended September 30, 2004, the following groups of assets of the Company have been charged with impairment losses.	7. During the interim period under review, the following group of assets of the Company has been charged with impairment losses.	7. During the fiscal year ended March 31, 2005, the following groups of assets of the Company have been charged with impairment losses.

FY 2005 interim period:

Prefecture	Use	Category
Kagawa	Idle asset	Land
Tokyo	Idle asset	Land
Ishikawa	Idle asset	Land
Osaka	Idle asset	Land
Hiroshima	Idle asset	Land

FY 2006 interim period:

Prefecture	Use	Category
Tokyo	Idle asset	Land

FY 2005:

Prefecture	Use	Category
Tokyo	Idle asset, scheduled asset sales	Land
Ishikawa	Idle asset	Land
Osaka	Idle asset	Land
Hiroshima	Idle asset	Land
Kagawa	Idle asset	Land

FY 2005 interim period	FY 2006 interim period	FY 2005
Method of Grouping Assets The Company divides its asset groups into two categories: finance for assets related to the financing business and idle assets not related to the financing business for each asset item of other businesses.	Method of Grouping Assets (No change)	Method of Grouping Assets (No change)
Process of Recognizing Impairment Losses and Amount Recorded Idle assets for which market value has fallen markedly below book value have been adjusted to amounts approaching their potential recovery value. Of the reduction amount, an impairment loss of ¥263 million was booked as extraordinary losses.	Process of Recognizing Impairment Losses and Amount Recorded Idle assets for which market value has fallen markedly below book value have been adjusted to amounts approaching their potential recovery value. Of the reduction amount, an impairment loss of ¥61 million was booked as extraordinary losses.	Process of Recognizing Impairment Losses and Amount Recorded Idle assets for which market value has fallen markedly below book value have been adjusted to amounts approaching their potential recovery value. Of the reduction amount, an impairment loss of ¥1,015 million was booked as extraordinary losses.
Method of Calculating Recovery Value Recovery value is stated as net sales value. It is calculated using the assessment value, etc., of a real estate appraiser.	Method of Calculating Recovery Value (No change)	Method of Calculating Recovery Value (No change)

(Footnotes to Lease Transactions)

FY 2005 interim period (Apr. 1, 2004 – Sept. 30, 2004)	FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)	FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)
1. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee. (1) Equivalent of acquisition cost, accumulated depreciation, and net book value of the leased assets at the interim period-end	1. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee. (1) Equivalent of acquisition cost, accumulated depreciation, and net book value of the leased assets at the interim period-end	1. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee. (1) Equivalent of acquisition cost, accumulated depreciation, and net book value of the leased assets at the fiscal year-end

FY 2005 interim period (Millions of yen)

	Equivalent of acquisition cost	Equivalent of accumulated depreciation	Equivalent of net book value
Vehicles and carriers	300	203	97
Furniture, fixtures and equipment	3,419	2,274	1,144
Total	3,719	2,478	1,241

FY 2006 interim period (Millions of yen)

	Equivalent of acquisition cost	Equivalent of accumulated depreciation	Equivalent of net book value
Vehicles and carriers	110	82	27
Furniture, fixtures and equipment	3,415	3,117	297
Total	3,525	3,200	325

FY 2005 (Millions of yen)

	Equivalent of acquisition cost	Equivalent of accumulated depreciation	Equivalent of net book value
Vehicles and carriers	160	123	37
Furniture, fixtures and equipment	3,419	2,702	717
Total	3,580	2,825	754

FY 2005 interim period (Apr. 1, 2004 – Sept. 30, 2004)	FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)	FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)
(2) Equivalent of aggregate future lease payments (Millions of yen) Due within one year 949 Due after one year 367 Total 1,317	(2) Equivalent of aggregate future lease payments (Millions of yen) Due within one year 306 Due after one year 49 Total 356	(2) Equivalent of aggregate future lease payments (Millions of yen) Due within one year 668 Due after one year 120 Total 789
(3) Lease fees, equivalent of depreciation, and equivalent of interest expense (Millions of yen) Lease fees 500 Equivalent of depreciation 463 Equivalent of interest expense 29	(3) Lease fees, equivalent of depreciation, and equivalent of interest expense (Millions of yen) Lease fees 467 Equivalent of depreciation 435 Equivalent of interest expense 11	(3) Lease fees, equivalent of depreciation, and equivalent of interest expense (Millions of yen) Lease fees 933 Equivalent of depreciation 869 Equivalent of interest expense 50
(4) Method of calculation of equivalent of depreciation The equivalent of depreciation is calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and has a residual value of zero.	(4) Method of calculation of equivalent of depreciation (No change)	(4) Method of calculation of equivalent of depreciation (No change)
(5) Method of calculation of equivalent of interest expense The equivalent of interest expense is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.	(5) Method of calculation of equivalent of interest expense (No change)	(5) Method of calculation of equivalent of interest expense (No change)
2. Operating leases Unexpired leases (Millions of yen) Due within one year 97 Due after one year 48 Total 146	**2. Operating leases** Unexpired leases (Millions of yen) Due within one year 180 Due after one year 249 Total 429	**2. Operating leases** Unexpired leases (Millions of yen) Due within one year 97 Due after one year — Total 97

(Footnotes to Securities)

At the end of the previous interim period, there were no securities with market value among subsidiaries and affiliates.

At the end of the interim period under review, there were no securities with market value among subsidiaries and affiliates.

At the end of the previous fiscal year, there were no securities with market value among subsidiaries and affiliates.

(Per Share Data)

FY 2005 interim period (Apr. 1, 2004 – Sept. 30, 2004)	FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)	FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)
Shareholders' equity per share ¥5,576.09	Shareholders' equity per share ¥5,882.07	Shareholders' equity per share ¥5,756.77
Net income per share ¥291.99	Net income per share ¥215.75	Net income per share ¥521.02
Diluted net income per share ¥291.89	The figure of diluted net income per share is not disclosed because there was no potential share of common stock that had a dilutive effect.	Diluted net income per share ¥520.86

Note: Calculations of net income per share and diluted net income per share are based on the following data.

FY 2005 interim period (Apr. 1, 2004 – Sept. 30, 2004)	FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)	FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)
Interim net income on non-consolidated statements of income ¥37,036 million	Interim net income on non-consolidated statements of income ¥28,580 million	Net income on non-consolidated statements of income ¥68,174 million
Interim net income for common stock ¥37,036 million	Interim net income for common stock ¥28,580 million	Net income for common stock ¥68,056 million
Principal category of funds not available to shareholders of common stock Bonuses to directors and corporate auditors from the disposition of profits ¥— million	Principal category of funds not available to shareholders of common stock Bonuses to directors and corporate auditors from the disposition of profits ¥— million	Principal category of funds not available to shareholders of common stock Bonuses to directors and corporate auditors from the disposition of profits ¥117 million
Principal category of funds not available to shareholders ¥— million	Principal category of funds not available to shareholders ¥— million	Principal category of funds not available to shareholders ¥117 million
Average number of shares outstanding in interim period 126,838 thousand	Average number of shares outstanding in interim period 132,469 thousand	Average number of shares outstanding in fiscal year 130,622 thousand
Major adjustments to interim net income included in the calculation of interim fully diluted net income per share ¥— million	Major adjustments to interim net income included in the calculation of interim fully diluted net income per share ¥— million	Major adjustments to net income included in the calculation of fully diluted net income per share ¥— million
Adjustment to interim net income ¥— million	Adjustment to interim net income ¥— million	Adjustment to net income ¥— million
Major categories of the additional number of shares included in the calculation of interim fully diluted net income per share Stock acquisition rights 42 thousand	Major categories of the additional number of shares included in the calculation of interim fully diluted net income per share Stock acquisition rights — thousand	Major categories of the additional number of shares included in the calculation of fully diluted net income per share Stock acquisition rights 38 thousand
Additional number of shares 42 thousand	Additional number of shares — thousand	Additional number of shares 38 thousand
A summary of latent shares is not included in the calculation of interim fully diluted net income per share because there were no shares with a dilutive effect during the period. Treasury stock held for stock option: 351,000 shares	A summary of latent shares is not included in the calculation of interim fully diluted net income per share because there were no shares with a dilutive effect during the period. Treasury stock held for stock option: 351,000 shares There were 214,800 shares with stock option as of September 30, 2005, reflecting a 136,200 decrease in the number of shares with acquisition rights owing to the loss of rights.	A summary of latent shares is not included in the calculation of fully diluted net income per share because there were no shares with a dilutive effect during the fiscal year. Treasury stock held for stock option: 351,000 shares There were 222,000 shares with stock option as of March 31, 2005, reflecting a 129,000 decrease in the number of shares with acquisition rights owing to the loss of rights.

(Cash Dividends Per Share)

FY 2005 interim period (Apr. 1, 2004 – Sept. 30, 2004)	FY 2006 interim period (Apr. 1, 2005 – Sept. 30, 2005)	FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)
Common stock: ¥50.00 Cash dividends per share: ¥50.00 Commemorative cash dividends per share: ¥—	Common stock: ¥52.50 Cash dividends per share: ¥52.50 Commemorative cash dividends per share: ¥—	Common stock: ¥105.00 Cash dividends per share: ¥100.00 Commemorative cash dividends per share: ¥5.00

FILE NO. 82-4837

RECEIVED
2005 DEC 19 A 11:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(Translation)

NEWS RELEASE

PROMISE

April 25, 2005

Dear Sirs:

Name of the Company: Promise Co., Ltd.

Representative: Hiroki Jinnai
President and Representative Director

Person to contact: Yasuhiko Katsumi,
General Manager of
Corporate Communications Dept.
Tel: 03-3213-2545

(Code No. 8574, The first section of the Tokyo Stock Exchange)

Notice of Purchase by the Company of its Own Shares on the Market

(Acquisition by the Company of its own shares pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan)

Notice is hereby given that Promise Co., Ltd. (the "Company"), at the meeting of its Board of Directors held on April 25, 2005, resolved that the Company would acquire its own shares pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan, as described below:

Description

1. Reason for the acquisition by the Company of its own shares:

   To allow management to carry out capital policies with agility in the future.

2. Details of the acquisition:

   (1) Class of shares to be acquired: Shares of common stock of the Company

(2) Total number of shares to be acquired:	(Not exceeding) 2,000,000 shares (Ratio thereof to the total number of issued shares: 1.48%)
(3) Aggregate acquisition prices of shares:	(Not exceeding) ¥15,000,000,000
(4) Acquisition period:	From April 28, 2005 to June 20, 2005

(References)

Number of its own shares held by the Company as of March 31, 2005:

• Total number of issued shares:	134,866,665 shares
• Own shares held by the Company (without own shares):	134,514,360 shares
• Own shares held by the Company:	352,305 shares

- END -

(Translation)

NEWS RELEASE **PROMISE**

June 8, 2005

Dear Sirs:

Promise Co., Ltd.

Hiroki Jinnai
President and Representative Director

Inquiries shall be directed to: General Manager of
Corporate Communications Dept.
Tel: 03-3213-2545

(Code No. 8574, The first section of the Tokyo Stock Exchange

<u>Notice of Purchase by the Company of its Own Shares on the Market</u>

(Acquisition by the Company of its own shares pursuant to Article 211-3, No. 1, Section 2 of the Commercial Code of Japan)

Notice is hereby given that Promise Co., Ltd. (the "Company") purchased its own shares pursuant to Article 211-3, No. 1, Section 2 of the Commercial Code of Japan, as described below:

Description

1.	Purchase period:	April 28, 2005 through May 31, 2005 (contract base)
2.	Number of shares purchased:	1,333,000 shares
3.	Aggregate purchase prices:	¥9,041,432,000
4.	Method of purchase:	Purchase on the market established by the Tokyo Stock Exchange

(References)

1. Description of the resolution adopted at the meeting of its Board of Directors held on April 25, 2005:

(1) Class of shares to be purchased: Shares of common stock of the Company

(2)	Total number of shares to be purchased:	(Not exceeding) 2,000,000 shares (Ratio thereof to the total number of issued shares: 1.48%)
(3)	Aggregate purchase prices:	(Not exceeding) ¥15,000,000,000
(4)	Schedule for acquisition shares:	April 28, 2005 through June 20, 2005

2. Accumulated number of its own shares purchased by the Company on or after the date on which the resolution was adopted at the meeting of its Board of Directors (April 25, 2005):

(1)	Total number of shares purchased:	1,333,000 shares
(2)	Aggregate purchase prices:	¥9,041,432,000

- END -

(Translation)

NEWS RELEASE **PROMISE**

June 14, 2005

Dear Sirs:

Name of the Company: Promise Co., Ltd.

Representative: Hiroki Jinnai
President and Representative Director

Person to contact: Yasuhiko Katsumi,
General Manager of
Corporate Communications Dept.
Tel: 03-3213-2545

(Code No. 8574, The first section of the Tokyo Stock Exchange)

Notice of Purchase by the Company of its Own Shares on the Market

(Acquisition by the Company of its own shares pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan)

Notice is hereby given that Promise Co., Ltd. (the "Company") purchased its own shares pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan, as described below.

Notice is also given that the acquisition of its own shares by the Company authorized by the resolution adopted at the meeting of its Board of Directors held on April 25, 2005 was completed as a result of this purchase.

Description

1.	Purchase period:	June 1, 2005 through June 13, 2005 (contract base)
2.	Number of shares purchased:	667,000 shares
3.	Aggregate purchase prices:	¥4,442,071,500
4.	Method of purchase:	Purchase on the market established by the Tokyo Stock Exchange

(References)

1. Description of the resolution adopted at the meeting of its Board of Directors held on April 25, 2005:

(1)	Class of shares to be purchased:	Shares of common stock of the Company
(2)	Total number of shares to be purchased:	(Not exceeding) 2,000,000 shares (Ratio thereof to the total number of issued shares: 1.48%)
(3)	Aggregate purchase prices:	(Not exceeding) ¥15,000,000,000
(4)	Schedule for acquisition shares:	April 28, 2005 through June 20, 2005

2. Accumulated number of its own shares purchased by the Company on or after the date on which the resolution was adopted at the meeting of its Board of Directors (April 25, 2005):

(1)	Total number of shares purchased:	2,000,000 shares
(2)	Aggregate purchase prices:	¥13,483,503,500

- END -

(Translation)

NEWS RELEASE **PROMISE**

July 15, 2005

Dear Sirs:

Name of the Company:	Promise Co., Ltd.
Representative:	Hiroki Jinnai President and Representative Director
Person to contact:	Yasuhiko Katsumi, General Manager of Corporate Communications Dept. Tel: 03-3213-2545

(Code No. 8574, The first section of the Tokyo Stock Exchange)

<u>Notice of Purchase by the Company of its Own Shares on the Market</u>

(Acquisition by the Company of its own shares pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan)

Notice is hereby given that Promise Co., Ltd. (the "Company"), at the meeting of its Board of Directors held on July 15, 2005, resolved that the Company would acquire its own shares pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan, as described below:

Description

1. Reason for the acquisition by the Company of its own shares:

   To allow management to carry out capital policies with agility in the future.

2. Details of the acquisition:

(1) Class of shares to be acquired:	Shares of common stock of the Company
(2) Total number of shares to be acquired:	(Not exceeding) 3,000,000 shares (Ratio thereof to the total number of issued shares: 2.22%)

(3) Aggregate acquisition prices of shares: (Not exceeding) ¥24,000,000,000

(4) Acquisition period: From July 20, 2005 to September 21, 2005

(References)

Number of its own shares held by the Company as of June 30, 2005:

- Total number of issued shares: 134,866,665 shares
- Total number of issued shares (without own shares): 132,531,427shares
- Own shares held by the Company: 2,335,238 shares

- END -

(Translation)

NEWS RELEASE **PROMISE**

August 2, 2005

Dear Sirs:

Name of the Company: Promise Co., Ltd.

Representative: Hiroki Jinnai
President and Representative Director

Person to contact: Yasuhiko Katsumi,
General Manager of
Corporate Communications Dept.
Tel: 03-3213-2545

(Code No. 8574, The first section of the Tokyo Stock Exchange)

Notice of Purchase by the Company of its Own Shares on the Market

(Acquisition by the Company of its own shares pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan)

Notice is hereby given that Promise Co., Ltd. (the "Company") purchased its own shares pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan, as described below.

Description

1.	Purchase period:	July 20, 2005 through July 29, 2005 (contract base)
2.	Number of shares purchased:	582,300 shares
3.	Aggregate purchase prices:	¥4,013,776,500
4.	Method of purchase:	Purchase on the market established by the Tokyo Stock Exchange

(References)

1. Description of the resolution adopted at the meeting of its Board of Directors held on July 15, 2005:

(1)	Class of shares to be purchased:	Shares of common stock of the Company
(2)	Total number of shares to be purchased:	(Not exceeding) 3,000,000 shares (Ratio thereof to the total number of issued shares: 2.22%)
(3)	Aggregate purchase prices:	(Not exceeding) ¥24,000,000,000
(4)	Schedule for acquisition shares:	July 20, 2005 through September 21, 2005

2. Accumulated number of its own shares purchased by the Company on or after the date on which the Resolution was adopted at the meeting of its Board of Directors (July 15, 2005):

(1)	Total number of shares purchased:	582,300 shares
(2)	Aggregate purchase prices:	¥4,013,776,500

3. Number of its own shares held by the Company as of July 30, 2005:

(1)	Total number of issued shares:	134,866,665 shares
(2)	Own shares held by the Company:	2,660,450 shares

- END -

(Translation)

NEWS RELEASE **PROMISE**

September 6, 2005

Dear Sirs:

Name of the Company:	Promise Co., Ltd.
Representative:	Hiroki Jinnai President and Representative Director
Person to contact:	Yasuhiko Katsumi, General Manager of Corporate Communications Dept. Tel: 03-3213-2545

(Code No. 8574, The first section of the Tokyo Stock Exchange)

Notice of Purchase by the Company of its Own Shares on the Market

(Acquisition by the Company of its own shares pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan)

Notice is hereby given that Promise Co., Ltd. (the "Company") purchased its own shares pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan, as described below.

Notice is also given that the acquisition of its own shares by the Company authorized by the resolution adopted at the meeting of its Board of Directors held on July 15, 2005 was completed as a result of this purchase.

Description

1. Purchase period: August 1, 2005 through September 6, 2005 (contract base)
2. Number of shares purchased: 2,417,700 shares
3. Aggregate purchase prices: ¥17,211,050,000

4. Method of purchase: Purchase on the market established by the Tokyo Stock Exchange

(References)

1. Description of the resolution adopted at the meeting of its Board of Directors held on July 15, 2005:

(1)	Class of shares to be purchased:	Shares of common stock of the Company
(2)	Total number of shares to be purchased:	(Not exceeding) 3,000,000 shares
		(Ratio thereof to the total number of issued shares: 2.22%)
(3)	Aggregate purchase prices:	(Not exceeding) ¥24,000,000,000
(4)	Schedule for acquisition shares:	July 20, 2005 through September 21, 2005

2. Accumulated number of its own shares purchased by the Company on or after the date on which the resolution was adopted at the meeting of its Board of Directors (July 15, 2005):

(1)	Total number of shares purchased:	3,000,000 shares
(2)	Aggregate purchase prices:	¥21,224,826,500

3. Number of its own shares held by the Company as of August 31, 2005:

(1)	Total number of issued shares:	134,866,665 shares
(2)	Own shares held by the Company:	4,594,747 shares

- END -

(Excerpt translation)

NEWS RELEASE **PROMISE**

November 10, 2005

Dear Sirs:

Promise Co., Ltd.

Hiroki Jinnai
President and Representative Director

Tel: 03-3213-2545 (Public Relations Department)

(Code No. 8574 The first section of the Tokyo Stock Exchange)

Notice of Issuance of ¥10 Billion 35th Unsecured Straight Bonds

Promise Co., Ltd. (the "Company") has concentrated efforts on the diversification and cost reduction of fund raising. The Company has determined to issue ¥10 billion domestic unsecured straight bonds (due in six years).

Consequently, the balance of bonds of the Company issued and outstanding will account for ¥255 billion of domestic straight bonds.

Description

(Translation omitted)

- END -

November 16, 2005

Company name: Promise Co., Ltd.
Stock Code: 8574; First Section of Tokyo Stock Exchange

President and Representative Director: Hiroki Jinnai
Inquiries: Yasuhiko Katsumi, General Manager, Corporate Communications Dept.
TEL: 81-3-3213-2545
E-mail: ir@promise.co.jp

Acquisition of Treasury Stock through ToSTNeT-2
(Acquisition of treasury stock under Article 211-3, Paragraph 1, Item 2 of the Commercial Code using ToSTNeT-2)

In a meeting of the Board of Directors held on November 16, 2005, Promise Co., Ltd., decided to acquire treasury stock as stipulated in Article 211-3, Paragraph 1, Item 2 of the Commercial Code of Japan, and determined the specific method of purchase. Details are as follows.

1. Reason for acquisition of treasury stock

To enable the Company to pursue systematic capital strategies.

2. Purchase Method

At 8:45 a.m. on November 17, 2005, the Company will place a buy order through ToSTNeT-2 (Tokyo Stock Exchange Trading Network System-2) at 7,430 yen, the closing price on November 16, 2005. No other transaction systems or times will be involved. The buy order will be limited to 8:45 a.m.

3. Outline of Acquisition

(1)	Type of stock	Common shares of Promise Co., Ltd.
(2)	Number of shares to be acquired	1.1 million (0.81% of outstanding shares)
(3)	Cost of shares	8,173 million yen

Notes: 1. No changes will be made in the number of shares to be purchased. However, market conditions and other factors may preclude the purchase of some or all of the shares specified in the buy order.
2. The specified number of shares will be purchased on the basis of the corresponding sell orders.

4. Announcement of Results of Purchase

The results of the purchase will be announced after the close of the purchase time of 8:45 a.m. on November 17, 2005.

Reference: Treasury Stock Holdings as of October 31, 2005

• Issued and outstanding shares	134,866,665 shares
• Issued and outstanding shares (less treasury stock)	129,594,053 shares
• Treasury stock	5,272,612 shares

FILE NO. 82-4837

November 17, 2005

RECEIVED
2005 DEC 19 A 11: 34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company name: Promise Co., Ltd.
Stock Code: 8574; First Section of Tokyo Stock Exchange

President and Representative Director: Hiroki Jinnai
Inquiries: Yasuhiko Katsumi, General Manager, Corporate Communications Dept.
TEL: 81-3-3213-2545
E-mail: ir@promise.co.jp

Results of Purchase of Treasury Stock through ToSTNeT-2

Today, Promise carried out the acquisition of treasury stock announced on November 16, 2005. The results were as follows.

1.	Reason for acquisition of treasury stock:	To enable the Company to pursue systematic capital strategies.
2.	Type of stock:	Common shares of Promise Co., Ltd.
3.	Total number of shares purchased:	1 million shares
4.	Price of share:	7,430 yen per share
5.	Total acquisition cost:	7,430 million yen
6.	Trade date:	Thursday, November 17, 2005
7.	Purchase Method:	A buy order through ToSTNeT-2 (Tokyo Stock Exchange Trading Network System-2) at the closing price.

Reference: Details of the decision to acquire treasury stock by a specific method (Announced November 16, 2005)

1) Type of stock	Common shares of Promise Co., Ltd.
2) Number of shares to be acquired	1.1 million shares
3) Cost of shares	8,173 million yen

- Status of treasury stock acquisition as of November 17, 2005

1. Total number of shares purchased	1 million shares
2. Total acquisition cost	7,430 million yen

Consolidated Financial Results for the Fiscal Year Ended March 31, 2005

The summary of this document (unaudited) has been translated from the original Japanese document released on April 25, 2005 for reference only.
In the event of any discrepancy between this translated document and the original Japanese document, the original document shall prevail.

Company Name: Promise Co., Ltd.
Stock Code: 8574
(URL: http://cyber.promise.co.jp/)

Stock Listing: Tokyo Stock Exchange
Head Office: Tokyo

President and Representative Director: Hiroki Jinnai
Inquiries: Yasuhiko Katsumi, General Manager, Corporate Communications Dept.
TEL: 81-3-3287-1515

Date of Board of Directors' Meeting on Fiscal Year-End Account Closing: April 25, 2005
Name of Parent Company, Etc: Sumitomo Mitsui Financial Group, Inc. (Stock Code: 8316) and one other company
Ownership of Voting Rights for Parent Company, Etc.: 16.0%
Application of U.S. GAAP: Not applicable

1. Consolidated Financial Results for the Fiscal Year Ended March 2005 (Apr. 1, 2004 — Mar. 31, 2005)

(1) Consolidated Operating Results

(Note: In this report, amounts of less than one million yen are omitted and per share figures are rounded down to two decimal places.)

	Operating income		Operating profit		Recurring profit	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Year ended Mar. 31, 2005	369,860	(5.4)	128,301	46.0	130,821	45.6
Year ended Mar. 31, 2004	390,980	(4.8)	87,869	(17.8)	89,858	(16.8)

	Net income		Net income per share	Diluted net income per share	ROE	Recurring profit to total asset ratio	Recurring profit to operating income ratio
	Millions of yen	%	Yen	Yen	%	%	%
Year ended Mar. 31, 2005	75,378	81.3	576.04	575.88	10.5	7.5	35.4
Year ended Mar. 31, 2004	41,576	(31.5)	342.18	—	6.6	5.0	23.0

Notes: 1. Equity in net gain of affiliate
Year ended Mar. 31, 2005: ¥399 million
Year ended Mar. 31, 2004: ¥94 million
2. Average number of shares
Year ended Mar. 31, 2005: 130,622,213
Year ended Mar. 31, 2004: 121,256,422
3. Change in accounting method: Applicable (early application of asset impairment accounting)
4. Percentages for operating income, operating profit, recurring profit and net income represent percentage changes from the previous fiscal year.

(2) Consolidated Financial Position

	Total assets	Shareholders' equity	Equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
Year ended Mar. 31, 2005	1,785,142	793,986	44.5	5,901.62
Year ended Mar. 31, 2004	1,718,721	636,667	37.0	5,260.21

Note: Number of shares outstanding
Mar. 31, 2005: 134,866,665
Mar. 31, 2004: 121,018,416

(3) Consolidated Cash Flows

	Net cash provided by operating activities	Net cash (used in) provided by investing activities	Net cash used in financing activities	Cash and cash equivalents at end of period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Year ended Mar. 31, 2005	107,742	(14,387)	(83,893)	110,853
Year ended Mar. 31, 2004	93,967	28,956	(127,970)	101,110

(4) Scope of Consolidation and Application of Equity Method

Consolidated subsidiaries: 10
Non-consolidated subsidiaries accounted for by the equity method: —
Affiliates accounted for by the equity method: 1

(5) Changes in Scope of Consolidation and Application of Equity Method

Newly consolidated subsidiaries: 2
Subsidiaries excluded from consolidation: —
Companies newly included in equity method accounting: —
Companies excluded from equity method accounting: —

2. Forecast for the Fiscal Year Ending March 31, 2006 (Apr. 1, 2005 — Mar. 31, 2006)

	Operating income	Recurring profit	Net income
	Millions of yen	Millions of yen	Millions of yen
Six months ending Sept. 30, 2005	191,760	49,800	29,100
Year ending Mar. 31, 2006	386,885	103,000	63,000

Reference: Projected net income per share for the fiscal year ending Mar. 31, 2006: ¥467.35

Notes:
1. Projected net income per share for the fiscal year ending Mar. 31, 2006 is calculated based on projected average number of shares of 134,514,360.
2. The above forecasts are based on information currently available to the Company at the time of the release of this report. Actual results could differ materially from projections due to various factors.

Appendix

1. Company Profile

(1) The Promise Group consists of Promise Co., Ltd., 10 consolidated subsidiaries, 4 non-consolidated subsidiaries, 2 affiliated companies (including 1 accounted for by the equity method of consolidation) and 1 associated company and its subsidiary. The Group's principal business activities and the operations of each subsidiary and affiliated company are described below.

Financing Business

The financing business is the Promise Group's principal business. It mainly involves the direct provision of both unsecured and unguaranteed small-lot loans (i.e., the consumer finance business) to general consumers based on simplified credit analysis.

The Group is constructing a system that will enable it to provide comprehensive consumer loan services to a wide range of customers. In Japan, Promise Co., Ltd., Plat Corporation (consolidated subsidiary), Sun Life Co., Ltd. (consolidated subsidiary), At-Loan Co., Ltd. (consolidated subsidiary) and MOBIT CO., LTD. (equity-method affiliate) operate consumer loan businesses.

Overseas, PROMISE (HONG KONG) CO., LTD. (consolidated subsidiary) operates a consumer loan business in Hong Kong.

Promise, At-Loan and MOBIT also provide guarantees on loans made by financial institutions to individuals. PAL Servicer Co., Ltd. (consolidated subsidiary) operates a loan management and collection business.

Note: Promise's purchase of shares in the third-party allotment carried out by At-Loan Co., Ltd. resulted in Promise's ownership of voting rights for At-Loan exceeding 50%. Consequently, At-Loan has been accounted for as a consolidated subsidiary beginning with the fiscal year ended March 31, 2005. Because the deemed date of share acquisition was the fiscal year under review, At-Loan has only been included in the consolidated balance sheet.

Other Businesses

In addition to the aforementioned businesses, the Promise Group leverages the know-how cultivated in its core consumer loan business to develop finance-related businesses.

PAL Life Co., Ltd. (consolidated subsidiary) operates a real estate business, centered on the Pal Building, for the collection of rents for tenant-occupied buildings. PAL Life also provides a variety of services, including travel arrangements and credit verification, to Group companies.

Net Future Co., Ltd. (consolidated subsidiary) provides telemarketing services to Group companies. STC Co., Ltd. (consolidated subsidiary) provides computer system design, operation and management for Group companies.

Overseas, in Taiwan, PROMISE (TAIWAN) Co., Ltd. (consolidated subsidiary) provides credit appraisal and analysis for loans and purchase of claimable assets services to a local bank. In addition, Liang Jing Co., Ltd. (consolidated subsidiary) operates a loan management and collection business.

Notes:
1. System Trinity Co., Ltd. changed its name to STC Co., Ltd., effective July 1, 2004.
2. Due to the increased materiality of the business operations of PROMISE (TAIWAN) Co., Ltd., it has been included in the scope of consolidation commencing with the fiscal year under review.
3. Following its establishment in August 1989, Liang Jing Co., Ltd. operated an automobile installment sales business. From October 27, 2004, it changed its business to loan management and collection services.

Categorized under associated companies, Sumitomo Mitsui Banking Corporation runs its own banking business while Sumitomo Mitsui Financial Group, Inc. performs business management and related businesses for its associated companies.

The names and business descriptions of other affiliated companies are listed below.

[Domestic subsidiary]	[Business description]
All Japan Information Center Co., Ltd.	Holding of securities

[Overseas subsidiaries and affiliated company]	[Business Description]
PROMISE (EUROPE) S.A.	Management of golf courses
PAL Investment (Cayman) Co., Ltd.	Investment in China (NANJING SHENZHOU SEED INDUSTRY CO., LTD.)
NANJING SHENZHOU SEED INDUSTRY CO., LTD.	Production, processing and sales of agricultural seeds
PROMISE (THAILAND) Co., Ltd.	Consumer finance business in Thailand (preparing for start-up)

(2) Promise Group Organization


Financing Business
Other Businesses
(Domestic companies)
Customers
Promise Co., Ltd.
(The Company)
Plat Corporation
(Consolidated subsidiary)
Sun Life Co., Ltd.
(Consolidated subsidiary)
At-Loan Co., Ltd.
(Consolidated subsidiary)
MOBIT CO., LTD.
(Equity-method affiliate)
PAL Servicer Co., Ltd.
(Consolidated subsidiary)
Business support
Telemarketing
System
development
PAL Life Co., Ltd.
(Consolidated subsidiary)
Net Future Co., Ltd.
(Consolidated subsidiary)
STC Co., Ltd.
(Consolidated subsidiary)
All Japan Information
Center Co., Ltd.
(Subsidiary)
Customers
(Overseas companies)
PROMISE (HONG KONG)
CO., LTD.
(Consolidated subsidiary)
Liang Jing Co., Ltd.
(Consolidated subsidiary)
PROMISE (TAIWAN)
Co., Ltd.
(Consolidated subsidiary)
PROMISE (EUROPE) S.A.
(Subsidiary)
PAL Investment
(Cayman) Co., Ltd.
(Subsidiary)
NANJING SHENZHOU SEED
INDUSTRY CO., LTD.
(Affiliated company)
(Associated companies)
Sumitomo Mitsui Financial Group, Inc.
(Holding company)
Sumitomo Mitsui Banking Corporation
(Banking)

(3) Status of Consolidated Subsidiaries

Name	Location	Capital	Principal business	% of voting rights	Related information				Notes
					Directors	Capital support	Business dealings	Leased facilities	
Plat Corporation	Kita-ku, Osaka	¥2,400 million	Consumer finance	100.00	7 (5)	Debt guarantees and loans	ATM network tie-up	Offices	1
Sun Life Co., Ltd.	Takamatsu, Kagawa Prefecture	¥185 million	Consumer finance	100.00	4 (3)	Loans	ATM network tie-up	Offices	—
At-Loan Co., Ltd.	Shinjuku-ku, Tokyo	¥10,912 million	Consumer finance	51.00	4 (3)	—	—	—	1 & 2
PAL Servicer Co., Ltd.	Setagaya-ku, Tokyo	¥500 million	Loan management and collection	100.00	5 (3)	Loans	—	—	—
PAL Life Co., Ltd.	Chiyoda-ku, Tokyo	¥3,000 million	Credit obligation investigations, management of leased real estate	100.00	5 (3)	Loans	—	Offices	—
Net Future Co., Ltd.	Chiyoda-ku, Tokyo	¥300 million	Telemarketing, ATM management / administration	100.00	5 (4)	Debt guarantees and loans	—	Offices	—
STC Co., Ltd.	Chiyoda-ku, Tokyo	¥90 million	Computer system design, operation and management	100.00	5 (2)	Loans	—	Offices	3
PROMISE (HONG KONG) CO., LTD.	Hong Kong	HK$45,000 thousand	Consumer finance	100.00	4 (3)	Debt guarantees	—	—	—
Liang Jing Co., Ltd.	Taipei, Taiwan	NT$290,000 thousand	Loan management and collection	100.00	4 (3)	Debt guarantees	—	—	—
PROMISE (TAIWAN) Co., Ltd.	Taipei, Taiwan	NT$250,000 thousand	Credit appraisal and analysis for loans and purchase of claimable assets	70.00	3 (2)	Debt guarantees	—	—	4

Notes: 1. Of the above subsidiaries, Plat Corporation and At-Loan Co., Ltd. are specified subsidiaries.
2. Promise's purchase of shares in the third-party allotment carried out by At-Loan Co., Ltd. resulted in Promise's ownership of voting rights for At-Loan exceeding 50%. Consequently, At-Loan has been accounted for as a consolidated subsidiary beginning with the fiscal year ended March 31, 2005. Because the deemed date of share acquisition was the fiscal year under review, At-Loan has only been included in the consolidated balance sheet.
3. System Trinity Co., Ltd. changed its name to STC Co., Ltd., effective July 1, 2004.
4. Due to the increased materiality of the business operations of PROMISE (TAIWAN) Co., Ltd., it has been included in the scope of consolidation commencing with the fiscal year under review.
5. The figure in parentheses under Directors represents the number of directors serving in concurrent positions.

(4) Status of Equity-Method Affiliate

Name	Location	Capital	Principal business	% of voting rights	Related information				Notes
					Directors	Capital support	Business dealings	Leased facilities	
MOBIT CO., LTD.	Shinjuku-ku, Tokyo	¥20,000 million	Consumer finance	45.00	5 (2)	—	ATM network tie-up	—	—

Note: The figure in parentheses under Directors represents the number of directors serving in concurrent positions.

2. Management Policies, Business Results and Financial Condition, Business Risks

(1) Management Policies

1) Basic Management Policies

The Promise Group's corporate philosophy is to "Support affluent lifestyles and aim to be a trusted corporate citizen"; "Target appropriate profit levels through efficient management and seek to achieve sustainable growth"; and "Be appreciated by customers and cooperate with society to realize mutual harmony and benefit together with employees." Guided by our compliance efforts, we pursue our business with the intention of living up to the trust and expectations of our customers and other stakeholders.

Based on our recognition of the importance of maximizing corporate value by increasing our social contribution through higher levels of customer satisfaction and efforts to prevent multiple debt among consumers, we have committed our full efforts Groupwide to realizing the Promise Vision.

The Promise Vision is a paradigm for the Company to specialize in the consumer finance business and focus on businesses that evolve in tandem with customer needs and the times. The Promise Vision is also a roadmap for evolution from lender-borrower relationships to advisor-client relationships. Through such initiatives, Promise aims to evolve into a personal main bank that can provide financial support and advice to customers on a one-to-one basis.

Competition in the consumer finance market has further intensified, spilling over the lines of demarcation between industries and types of businesses. The Promise Group intends to build a strong business base through the formation of a high-quality consumer loan portfolio while targeting sustainable growth by accurately responding to changes in the business environment or the times.

2) Dividend Policy

The Promise Group considers returning a portion of profits to shareholders on a stable and continuous basis to be an issue of the highest priority.

The Promise Group will work to improve earnings by drawing on a solid business foundation formed by high-quality assets and promoting business alliances and will return profits in accordance with shareholder expectations while maintaining a strong financial condition and retained earnings.

In view of the market environment, the Company's policy regarding the use of retained earnings is to strengthen the Group's business structure through effective investment in such areas as product development, information technology, human resource development and new business development by pursuing strategic business alliances to achieve growth in earning power, corporate worth and, by extension, shareholder value.

As one means of returning profits to shareholders, Promise has introduced a special benefit plan for shareholders. Registered shareholders or beneficial owners of shares on the fiscal year-end record date with at least 50 shares (one unit) will receive without exception a gift card worth ¥3,000, which is exchangeable for regional specialty products.

3) View and Policy on Reduction of the Investment Unit for Shareholders

With the goal of expanding its shareholder base and increasing the liquidity of its shares, Promise reduced the investment unit for its shares to 50 in August 2002.

The Company will consider further decreases in the investment unit based on its business performance and stock price trends and will act accordingly.

4) Business Performance Indicators

Reflecting its goals of improving business efficiency and maintaining high profitability, the Promise Group gives high priority to return on assets (ROA) as a business performance indicator and targets improvement in this figure.

5) Medium- and Long-Term Business Plan

Working toward the goals of the Promise Vision, the Promise Group is seeking to expand its core consumer finance business based on its full-line interest rate strategy and through its business alliance with Sumitomo Mitsui Financial Group, Inc. In addition, the Promise Group is working to establish a medium-to-long-term earnings base through the expansion of peripheral financial businesses centered on loan guarantees and debt collection services and its overseas financial operations.

Promise's full-line interest rate strategy aims to address the cash needs of a broad base of consumers by offering different brands within the Promise Group, each with a different interest rate

range. Under the business alliance with Sumitomo Mitsui Financial Group, Inc., the Cascade Scheme has been introduced to link three brands of loans: Sumitomo Mitsui Banking Corporation (interest rates 8-12%), At-Loan Co., Ltd. (interest rates 15-18%) and Promise (18-25.55%). Offering a comprehensive range of credit, simultaneous application for multiple loan brands and reciprocal cross-selling, this scheme enables further improvements in efficiency and effectiveness. By combining the Cascade Scheme with the existing products of MOBIT CO., LTD. (interest rates 15-18%) and Plat Corporation and Sun Life Co., Ltd. (interest rate 29.2%), the Promise Group plans to expand its customer base by leveraging its broad range of interest rates.

Moreover, through the business alliance, the Promise Group will expand into peripheral financial businesses. The Group is aiming to grow its loan guarantee services, debt collection services and other businesses as well as considering entering the small business loan market.

To achieve growth in its overseas operations, Promise is expanding the businesses of PROMISE (HONG KONG) CO., LTD. (consumer finance) and PROMISE (TAIWAN) Co., Ltd. (loan guarantees) while researching new markets throughout Asia, with a view to developing new earnings bases.

6) Basic Stance on Corporate Governance and Status of Policy Execution

[1] Basic Stance on Corporate Governance

The Promise Group believes that, as a trusted corporate citizen, a corporate governance system is essential to maintaining a relationship of coexistence and coprosperity with society. The Group considers that increasing management efficiency, soundness and transparency and achieving strict compliance with rules and regulations are extremely important to realizing this goal, and the Group is taking steps to strengthen and expand its related organizations accordingly.

[2] Status of Corporate Governance Organization for Business Decisions and Execution by Management and Audit Function

The Company introduced an executive officer system in June 2002. As a result, the Board of Directors has been reduced to six members, enabling the Board to adequately deliberate strategies to deal with pressing issues and to make speedy business decisions.

In its management audit function, Promise employs a corporate auditor system that consists of four auditors, of which two are outside auditors. In addition to monitoring the Board of Directors, the auditors fulfill an audit function for business execution by sitting in on the Executive Officers' meetings and other important meetings.

Authority and responsibility for the overall business activities of the Company are clarified by in-house regulations and other rules. A structure also has been established to ensure sound and appropriate business activities. When necessary, the appropriate action to take on issues can be confirmed with several sections, including the Compliance Department and the Legal Department, and the Inspection Department conducts regular internal inspections. Furthermore, the Company is strengthening the cooperation among the internal auditing departments of individual Group companies and is taking steps to establish a Groupwide internal auditing system.

Promise's outside auditors have no business relationships with the Company or other conflicts of interest regarding their positions.

The following is a schematic of the Promise Group's corporate governance organization.


General Meeting of Shareholders
Elect/Dismiss
Elect/Dismiss
Promise Co., Ltd.
Board of Auditors: 4
(Outside Auditors: 2)
Audit
Legal Advisor
Advice
Guidance
Certified Public Accountant
Audit
Corporate Auditors of Group Companies
Audit
Audit
Board of Directors: 6
Ethics Committee
Compensation Committee
Elect/Dismiss
Executive Officers
Group Companies
Group Companies' Directors
Dept. In-Charge of Compliance
Dept. In-Charge of Internal Audit
Supervision
Cooperation
Cooperation
Affiliated Business Dept.
(Group company supervision)
Corporate Planning Dept.
(Corporate management)
Cooperation
(Internal communications system)
Corporate ethics advisory section
Compliance Dept.
(Compliance management)
Reporting, Contacting, Counseling
Inspection Dept.
Legal Dept.
Cooperation
Education, Enlightenment, Guidance, Decisions
Inspection
Guidance, Decisions
Counseling
Regulatory Agency
Instruction
Supervision
Third-Party Agency
External advisory section
Counseling
Divisions and Departments
(Head Office, Branches, Etc.)
Compliance Managers
(Divisional and departmental heads)
Strict implementation, Guidance, Decisions
Reporting, Contacting, Counseling
Compliance Administrators
(Managers and branch heads)
Strict implementation, Guidance, Decisions
Reporting, Contacting, Counseling
Employees
(Including temporary and part-time workers)
Media and Investors
Timely disclosure, IR activities, meetings
Corporate Communications Dept.
Financing
Treasury Dept.
Customers
Opinions, inquiries
Customer Relationship Dept.

[3] Reinforcing the Compliance System

Led by its Compliance Department, which was established in October 2001, Promise works to ensure ethical and legal compliance Groupwide by establishing guidance systems and maintaining ongoing programs to raise awareness of compliance among employees.

In November 2004, to complement its existing internal corporate ethics advisory section, Promise set up an external advisory section (Promise Ethics Hot Line) at an independent, unbiased third-party agency. In addition, Promise is developing its compliance organization by producing rules, manuals and other publications, by appointing compliance managers and administrators for all business sections, including branches, and by requiring employees to adopt a code of ethics, create compliance implementation proposals and inspect compliance status every quarter.

Since 2003, Promise has also encouraged its employees to acquire an external certification, the Compliance Officer Certification Examination (Consumer Finance Course) offered by *Kinzai* Institute for Financial Affairs, Inc. A total of 2,105 employees have passed this examination, and for the past two years Promise employees have won the Best Group Performance Award. Other measures taken by Promise to firmly ingrain the concept of compliance in its corporate culture include special training programs about the law protecting the privacy of personal information, harassment and other issues; discussion method courses using case studies; and internal publications.

[4] Strengthening and Expanding Disclosure

From the point of view of improving the transparency of management and strengthening its disclosure for shareholders, the Company is actively carrying out IR activities in Japan and abroad, working to bolster and expand its disclosure.

Through press releases, financial information and other IR tools and its web site (http://cyber.promise.co.jp/), Promise promotes greater understanding of its management strategies and business developments. Top management takes the initiative in this process by personally explaining the Company's activities to others through information meetings and regular contact with securities analysts and investors. At the same time, top management listens carefully to the opinions and wishes of shareholders and investors regarding management, using them as feedback regarding the Company's management practices.

[5] Accounting Auditors

Promise has appointed ChuoAoyama PricewaterhouseCoopers as its accounting auditors under the Commercial Code and the Securities and Exchange Law. ChuoAoyama PricewaterhouseCoopers and its employees carrying out the audit have no special vested interest in Promise. Moreover, the auditing firm has voluntarily implemented a system whereby no Managing Partner working on the Promise audit may be involved with the project beyond a specific period of time. Promise has signed an auditing agreement with ChuoAoyama PricewaterhouseCoopers that outlines the compensation to be paid the auditing firm. The names of the certified public accountants responsible for the audit of the fiscal year under review and a breakdown of certified public accountants and trainees working on the project are as follows.

Certified Public Accountants Responsible for the Audit
Designated Employees, Managing Partners: Masayuki Tominaga, Shigehiko Kataoka, Hidenori Nagano

Breakdown of Auditing Team
Certified Public Accountants: 5 persons
Trainees: 4 persons

[6] Board Members' Compensation and Auditing Firm's Compensation for Auditing Services

The compensation paid the directors and auditors of Promise and the compensation paid the auditing firm for its audit for the fiscal year under review are as follows.

i. Breakdown of Board Members' Compensation

Compensation paid directors and auditors
- Directors 7 persons: ¥143 million
- Auditors 4 persons: ¥56 million

Compensation granted directors and auditors by resolution at General Meeting of Shareholders
- Directors: ¥300 million
- Auditors: ¥80 million

Profit-sharing bonus paid
- Directors 7 persons: ¥59 million
- Auditors 4 persons: ¥13 million

ii. Auditing Firm's Compensation for Auditing Services

Certified Public Accountant Law (Law No. 103, 1948)

Compensation for work stipulated by Article 2, Paragraph 1: ¥36 million

Other compensation: ¥0 million

7) Items regarding Parent Company, Etc.

[1] Name of Parent Company, Etc. (As of March 31, 2005)

Parent company, etc.	Category	Ownership of Promise voting rights by parent company, etc. (%)	Stock exchanges on which the parent company, etc.'s stocks are listed
Sumitomo Mitsui Financial Group, Inc.	Categorized as other company when listed company is the affiliate of the other company	16.05 [16.05]	First Section: Tokyo Stock Exchange, Inc. Osaka Securities Exchange Co., Ltd. Nagoya Stock Exchange, Inc.
Sumitomo Mitsui Banking Corporation	Categorized as other company when listed company is the affiliate of the other company	16.05	None

Note: The figure in parentheses under Ownership of Promise voting rights by parent company, etc., indicates percentage of indirect ownership.

[2] Among Parent Company, Etc., the Company Considered to Have the Greatest Impact on the Listed Company and the Reason

Name of company considered to have the greatest impact on the listed company	Reason
Sumitomo Mitsui Financial Group, Inc.	Sumitomo Mitsui Banking Corporation, which owns 16.05% of Promise's share, is a wholly owned subsidiary of Sumitomo Mitsui Financial Group, Inc.

[3] Positioning of the Listed Company to the Corporate Group of the Parent Company, Etc., and Its Relationship with the Parent Company, Etc., and Other Listed Companies

Sumitomo Mitsui Financial Group, Inc. concluded a fundamental business tie-up agreement with Promise Co., Ltd. to establish the two partners as the top providers of consumer finance in Japan. Under the business alliance, both companies are strategic partners. They are committed to making the utmost efforts to supply the customers of both companies with products and services by combining their brands, customer bases, know-how and experience.

To further strengthen their broad business alliance, the partners decided to form capital alliances, and Sumitomo Mitsui Financial Group, Inc. invested in Promise Co., Ltd. As a result, Promise Co., Ltd. is now an equity-method affiliate of Sumitomo Mitsui Financial Group, Inc.

On the other hand, as part of the strategic business alliance in the consumer finance business, Promise Co., Ltd. acquired a 51% stake in At-Loan Co., Ltd., a previously wholly owned subsidiary of

Sumitomo Mitsui Banking Corporation, through a third-party allotment conducted by At-Loan, making that company a consolidated subsidiary of Promise Co., Ltd. These capital alliances have been formed based on the premise of the two partners developing joint business on an equal footing and have no significant impact on the independence of Promise Co., Ltd. as a listed company.

Promise Co., Ltd. has appointed one executive officer from Sumitomo Mitsui Financial Group, Inc. and has seconded 224 employees to Sumitomo Mitsui Banking Corporation to be used in a joint venture.

[4] Items regarding Transactions with the Parent Company, Etc.

During the fiscal year under review, Promise borrowed a total of ¥20,000 million from Sumitomo Mitsui Banking Corporation. At March 31, 2005, the balance of the loan amounted to ¥20,572 million.

8) Other Important Management Issues

Business and Capital Alliances with Sumitomo Mitsui Financial Group, Inc.

In September 2004, the Company concluded a business agreement with Sumitomo Mitsui Financial Group, Inc.

Through a fusion of the strengths of both partners in such areas as brand, infrastructure and know-how, Promise is seeking to achieve business synergies. Centered on the newly introduced Cascade Scheme, the Company is moving ahead with the establishment of a new base for growth. In advance, to standardize the sharing of profits and strengthen the business tie-up, Promise made a third-party allotment of shares in July 2004 in which new shares and treasury stock was sold to Sumitomo Mitsui Banking Corporation.

Based on the strategic alliance, Promise is proceeding with a variety of strategies, such as the acquisition of At-Loan Co., Ltd. (converted to consolidated subsidiary) and the conclusion of a basic agreement on a business tie-up between Plat Corporation and QUOQ Inc.

(2) Business Results and Financial Condition

1) Overview of the Fiscal Year Ended March 31, 2005 and Business Results

During the fiscal year under review, there was a tapering off of such factors as strong exports, the digital economy and improvement in consumer sentiment that had recently driven the Japanese economy. Although the overall performance of Japanese companies was favorable, a gap appeared in performance depending on industry and scale. On the other hand, recovery in employment and personal incomes, the environment for which changed little during the year, continued to be delayed, with unemployment remaining at a high level and growth in actual wage levels flat.

In the Promise Group's core business of consumer finance, there was a downward trend in the number of applications for personal bankruptcy, but competition that goes beyond the lines of demarcation between industries and types of businesses intensified further, with a variety of business alliances being formed between inter-industry companies as well as IT companies entering the market.

Under these business conditions, the Promise Group gave top priority to the issues of minimizing non-performing loans and strengthening the Group's ability to retain customers. While introducing new measures, principally in its consumer finance business, and working to improve business efficiency, Promise made progress with the establishment of an organization aimed at rapid realization of the businesses covered by the business alliance with Sumitomo Mitsui Financial Group, Inc.

Results for the fiscal year ended March 31, 2005 by business are provided below.

[1] Financing Business

In the core consumer finance business, although there were encouraging signs in the market, there were also many uncertainties about its direction. As a result of the use of stricter standards for approving loans and the impact of the sale of GC Co., Ltd. in the previous fiscal year, the balance of consumer loans outstanding decreased slightly.

Consequently, in the fiscal year ended March 31, 2005, the consumer finance business posted financial revenues of ¥359,571 million, down ¥18,391 million, or 4.9%, from the previous fiscal year.

The major policies undertaken in the fiscal year ended March 31, 2005 are outlined below.

(Strengthening organizational structure)

In response to the ever-changing business environment, the Promise Group flexibly reviews its organizational structure to ensure that its organization demonstrates its maximum capabilities from the points of view of efficiency and results.

In August 2004, with the goal of strengthening the functions of its Marketing Division, Promise Co., Ltd. integrated its marketing planning development capabilities, which had been dispersed among several departments, into the Marketing Planning Department. At the same time, the Company spun off its advertising and promotion functions into the new, independent Advertising Department. Furthermore, in conjunction with the strategic alliance with Sumitomo Mitsui Financial Group, Inc., Promise set up the Strategic Alliance Project. Within this framework, project teams are formed using a horizontal organizational structure that combines members from different departments, with the goal of quickly establishing businesses covered by the agreement.

(Improving loan portfolio quality)
The Promise Group addresses its major issues of minimizing non-performing loans and increasing customer retention through detailed responses to the needs of each customer based on thorough communication.

Promise has an automated credit provision system based on statistical analysis. The system is optimized by revising it in response to changes in the business environment, a process that has highly refined its precision. In addition, the Company has introduced a "Navigation System" that further refines the approval process by recording transaction details and individual conditions and other qualitative information into a database and assigning such details greater weight than previously in the credit approval process.

Promise has taken a variety of steps to enable more effective use of this "Navigation System." It has established a seamless loan management system whereby branches manage their new loans comprehensively from inception to collection and revised its Loan Collection Guidelines, strict self-regulatory standards aimed at achieving legal compliance. Besides making progress with the implementation of these systems and rules, the Company is continuously focusing its attention on improving the customer counseling abilities of employees through various training courses and on-the-job training and on achieving their thorough compliance with rules and regulations.

In addition, Promise's loan management know-how is being put to use by Plat Corporation and Sun Life Co., Ltd. By revising its loan management system as needed, the Company is striving to strengthen its lending system and improve the quality of its loan portfolio.

(Expanding product line and business channel network)
Promise is making efforts to expand its services using IT and business alliances for the purpose of acquiring new customers and increasing the level of satisfaction of existing ones.

Among products, the Company is enlarging its unsecured loan product line principally around free and expanded services for its cashing services. Promise also aims to develop products and systems that meet customers' diverse needs, such as issuing a membership card with cashing privileges based on business tie-ups with other companies or commercial organizations or providing consumer loans through business tie-ups. In November 2004, Promise issued the first card in the consumer finance industry equipped with Edy, an electronic money function. The new card targets people applying for loans through its Internet shops.

The Company has continued to extend its payment/withdrawal channel, forming alliances with financial institutions and convenience stores. At the end of March 2005, Promise had a total of 121,703 locations (106,580 ATMs and CDs, 15,123 convenience stores) in its payment/withdrawal channel, including its own ATMs and those of its 419 alliance partners, making it the industry leader in terms of network scale. The Company has also worked to provide customers with an environment where it is "easy to borrow, easy to repay" no matter what the time or place, making repayment using its Internet Repayment Service, an Internet banking based instant repayment system, free of commission charges and expanding the number of financial institutions that can be used to withdraw or repay funds.

In response to customer demand for shorter loan approval times, the Company has been progressing with the installation of *Chosoku* loan processing machines. *Chosoku* are compact, low-cost terminals that require only 5-10 minutes to process new applications, conduct provisional credit analyses, and issue temporary cards. At the end of March 2005, a total of 452 of these terminals had been installed, principally in commercial areas in major cities and in suburban shopping centers. From November 2004, customers have been able to make new loan applications through e-Tower, a multimedia terminal located inside Three F Co., Ltd.' s convenience stores. This is the first time such a service has been offered by a company in the consumer finance industry.

At staffed branches and other existing channels, the Company strove to strengthen sales capabilities and achieve low-cost operations by reviewing operations from the point of view of customer processing flow and changing branch types or combining branches.

(Acquiring new profit bases)

The Company is developing a loan guarantee business that provides guarantees for the unsecured consumer loans of other financial institutions. By leveraging its lending know-how cultivated over many years in the consumer finance industry, Promise is aiming to establish a new profit base in this field. The resulting balance of loan guarantees is firm, totaling ¥4,818 million at the end of March 2005. As part of such efforts, in March 2005 Promise began providing The Japan Net Bank, Limited with loan guarantee services under the business alliance with Sumitomo Mitsui Financial Group, Inc. Moreover, the Company also concluded tie-ups with The Minato Bank, Ltd. and The Nagano Bank, Ltd., with the related loan guarantee business commencing from April 1, 2005. Altogether, Promise now provides 8 banks with loan guarantee services.

From the point of view of efficient use of business resources, the Company is opening up its own ATM network throughout Japan to other companies. At the end of March 2005, a total of 31 companies had access to Promise's ATM network: 3 bank affiliated credit card companies, 9 sales finance (*shinpan*) companies and 19 consumer finance companies, of which 3 were Promise Group companies.

With consumer finance as its core business, the Company plans to utilize its know-how in this area to establish new profit bases in other finance and peripheral financial businesses to expand its business base and strengthen its earning power.

[2] Other Businesses

In other businesses, such peripheral financial business as the telemarketing business of Net Future Co., Ltd. and computer system development for financial institutions provided by STC Co., Ltd. (System Trinity Co., Ltd. changed its name to STC Co., Ltd. in July 2004), the Company is pursuing the development of new business outside the Group, targeting the expansion of its earnings base.

Nevertheless, revenues from other businesses declined during the fiscal year under review against a backdrop of intensified competition in the Japanese market and the June 2004 sale of the installment credit assets of Liang Jing Co., Ltd., an automobile installment sales company in Taiwan, to the International Bank of Taipei as part of a strategy to concentrate Group business resources. Other operating revenues for the fiscal year declined ¥2,729 million, or 21.0%, to ¥10,289 million.

As a result of the aforementioned activities, in the fiscal year ended March 31, 2005, consolidated operating income declined ¥21,120 million, or 5.4%, from the previous fiscal year, to ¥369,860 million. However, thanks to a decrease in loan losses related expenses due to the reduction in the number of applications for personal bankruptcy and other factors in conjunction with cost reductions from restructuring efforts, recurring profit increased ¥40,963 million, or 45.6%, from the previous fiscal year, to ¥130,821 million, while net income jumped ¥33,802 million, or 81.3%, to ¥75,378 million.

2) Financial Position

Assets, liabilities and shareholders' equity at the end of the fiscal year ended March 31, 2005 are shown below.

Total assets	¥1,785,142 million	(up 3.9% from March 31, 2004)
Shareholders' equity	¥793,986 million	(up 24.7% from March 31, 2004)
Shareholders' equity ratio	44.5%	(up 7.5 percentage points from March 31, 2004)

Total assets at March 31, 2005 increased ¥66,421 million from the end of the previous fiscal year, to ¥1,785,142 million. Despite the decline in unsecured consumer loans outstanding, a key performance indicator of the Promise Group's core consumer finance business, the increase in assets is mainly attributable to the acquisition of At-Loan Co., Ltd.

Total liabilities declined ¥101,752 million, to ¥980,301 million, reflecting mainly a ¥45,808 million decline in borrowings and a ¥40,000 million decline in corporate bonds outstanding.

Shareholders' equity expanded ¥157,319 million, reflecting the 8,900,000 shares issued to Sumitomo Mitsui Banking Corporation in a third-party allotment and the 4,330,000 shares sold to the same company from treasury stock that resulted in a ¥31,684 million increase in common stock and a ¥46,170 million increase in additional paid-in capital; an ¥18,009 million decrease in treasury stock (an item deducted from shareholders' equity); and a ¥62,411 million rise in retained earnings due to higher net income.

Consolidated cash flows for the fiscal year ended March 31, 2005 are shown below.

At March 31, 2005, cash and cash equivalents (hereinafter, "cash") increased ¥9,742 million, or 9.6%, from the end of the previous fiscal year, to ¥110,853 million. This reflected net cash provided by operating activities of ¥107,742 million, net cash used in investing activities of ¥14,387 million and net cash used in financing activities of ¥83,893 million.

(Net cash provided by operating activities)

Net cash provided by operating activities amounted to ¥107,742 million, up ¥13,775 million from the previous fiscal year. This gain can mainly be attributed to an increase in income before income taxes and a decrease in income taxes paid.

(Net cash used in investing activities)

Net cash used in investing activities declined ¥43,344 million from the previous fiscal year, to ¥14,387 million. The decrease was principally due to a fall in proceeds from collection of loans receivable and the fact that there was no income during the year under review from sales of investments in consolidated subsidiaries while there were expenses incurred for the purchase of shares of subsidiaries to gain control of its subsidiary.

(Net cash used in financing activities)

Net cash used in financing activities amounted to ¥83,893 million, an increase of ¥44,076 million from the previous fiscal year. Despite greater constraints on fund raising through borrowings and corporate bond issues compared with the previous fiscal year, net cash used in financing activities declined because of the proceeds from the third-party allotment of shares and the sale of treasury stock to Sumitomo Mitsui Banking Corporation.

3) Outlook for the Fiscal Year Ending March 31, 2006 and Company Issues

The outlook for the Japanese economy is for overall favorable corporate performance. However, the business environment is expected to remain severe because of rising oil prices, concern over the impact of the strong yen, the delay in the recovery of employment and personal income conditions and the still high level of the number of applications for personal bankruptcy despite the declining trend.

Under these circumstances, the Company will continue to give priority to the issues of minimizing non-performing loans and increasing customer retention to secure a stable flow of earnings and achieve corporate growth.

To those ends, the Promise Group continues to emphasize improving loan quality and deploying a full-line interest rate strategy that is aimed at meeting the funding needs of a diverse consumer base. In doing so, the Group aims to diversify its risk exposure while increasing its loan balance.

To realize the concept of "Promise is number one in the minds of customers," the Company will continue to pursue structural reforms, establish a corporate infrastructure and expand its services for customers. In addition, Promise will take steps to ensure an early materialization of operations under the strategic alliance with Sumitomo Mitsui Financial Group, Inc.

For the fiscal year ending March 31, 2006, the Company is forecasting operating income of ¥386,885 million, an increase of 4.6% from the previous fiscal year. Recurring profit is expected to fall 21.3%, to ¥103,000 million, while net income is projected to decline 16.4%, to ¥63,000 million.

Note: Figures in the sections "Management Policies" and "Business Results and Financial Condition" do not include consumption tax.

(3) Business Risks

The following is a discussion of the major factors thought to have an impact on the business, performance and financial condition of the Promise Group. Matters that may not necessarily be equivalent to risk but are deemed important for investment decisions and a better understanding of the Group's business activities have also been included from the point of view of providing greater disclosure for investors.

Cognizant of the potential risks described below, the Promise Group takes steps to prevent these risks from materializing and to respond promptly when problems arise. However, it should be noted that the risks described below do not represent complete coverage of the risks faced by the Group. Forward-looking statements contained in the following text are based upon assessments made as of March 31, 2005.

1) Regulatory Risk regarding Restrictions on Interest Rates on Loans

The maximum interest rate under the Law Concerning Control on Acceptance of Capital Contributions, Deposits and Interest (hereinafter termed the "Capital Subscription Law") is 29.2%. All of the Group's consumer finance companies in Japan lend money at interest rates below this ceiling. However, Article 12, Paragraph 2 of the supplementary provisions of the Partial Revision Law regarding the Money Lending Business Control and Regulation Law and Law Concerning Control on Acceptance of Capital Contributions, Deposits and Interest (hereinafter termed the "Money Lending and Capital Subscription Partial Revision Law"), which was announced on August 1, 2003, states that the ceiling on interest rates stipulated in Article 5, Paragraph 2 of the Capital Subscription Law shall be reviewed as necessary about three years after the enforcement of the Money Lending and Capital Subscription Partial Revision Law. If the maximum interest rate is revised to a figure lower than the current one, this may have a negative impact on the business and performance of the Promise Group.

A portion of this maximum interest rate is in excess of the maximum interest rate chargeable stipulated in Article 1, Paragraph 1 of the Interest Rate Restriction Law (allowed annual rates on loans with principal of less than ¥100,000, 20%; with principal of ¥100,000 or more but less than ¥1,000,000, 18%; with principal of ¥1,000,000 or more, 15%). Under Article 1, Paragraph 1 of the Interest Rate Restriction Law, interest rate agreements on consumer loans made for commercial purposes for this portion are invalid. However, according to Paragraph 2 of the same article, if the debtor voluntarily pays this excessive portion, the debtor is not entitled to request a refund.

Moreover, according to Article 43 of the Money Lending Business Control and Regulation Law (hereinafter termed the "Regulatory Law"), if the debtor complies with all the requirements of voluntarily paying the excessive portion as interest, receives the written documents stipulated in Article 17 of the Regulatory Law at the time of concluding the loan agreement and receives a receipt as stipulated in Article 18 of the same law immediately on payment, the transaction will be deemed a valid repayment of interest on the debt regardless of the provisions of Article 1, Paragraph 1 of the Interest Rate Restriction Law.

Nevertheless, on June 1, 2000, the Financial Services Agency revised its business guidelines for the industry, placing a stricter obligation on operators to supply borrowers with proper documentation. As a result, the number of suits by borrowers demanding reimbursement of the said excessive portion due to the lack of proper documentation has increased annually, and several decisions ruling against the application of Article 43 of the Regulatory Law have been handed down by the legal system. In the future, should the number of such suits increase and the total reimbursement amount rise or further revisions be made in the laws and regulations, they could have a negative influence on the performance of the Promise Group.

2) Regulatory Risk regarding Business Restrictions under the Regulatory Law

The consumer finance companies of the Promise Group have been registered as operators as stipulated in Article 3 of the Regulatory Law and are governed by the various business regulations of that law (prohibition of excessive lending, disclosure of loan conditions, publicizing of loan conditions, prohibition of exaggerated advertising, exchange of written documentation, exchange of receipts, booking of loans, restrictions on obtaining a blank power of attorney, restrictions on loan collection activities, return of loan agreement, disclosure of official registration details, restrictions on resale of loans).

As the regulator of the consumer finance industry, the Financial Services Agency has the power to take administrative measures, including suspension of the operations or a portion of the operations of an operator that has violated the laws or regulations and cancellation of the operator's registration.

The moneylenders associations of each prefecture and the Federation of Moneylenders Association of Japan also have self-regulatory rules to ensure sound lending, loan collection and advertising. The companies of the Promise Group comply with these rules.

Despite the Group's efforts to comply with regulations, in the event that some violation triggered administrative measures by the regulator or business became more restricted as a result of a change due to a revision of laws, the performance of the Promise Group or future business development could be affected.

3) Risk regarding Multiple Indebtedness Problem and Loans Made to Consumers

In recent years, against the backdrop of the economic conditions in Japan and the establishment of a legal framework for consumer debt relief (passing of the Designated Mediator Law and the individuals for Civil Rehabilitation Laws and the revision of the Judicial Scrivener Law), increases in multiple indebtedness among individuals (including customers of the Promise Group) and in the number of individuals seeking legal protection from creditors under personal bankruptcy laws have become social issues.

In response to these issues, in January 1997, the consumer finance industry formed the Liaison Group of Consumer Finance Companies to carry out activities to enlighten and educate consumers and to financially support various related counseling services.

The Promise Group also uses data from consumer credit associations and its own credit appraisal system to evaluate the loan repayment capability of customers and continues to regularly revise credit limits after the loan has been made. Based on this system, the Group avoids excessive credit risk and seeks to prevent an increase in multiple indebtedness among individuals and curtail the occurrence of uncollectible loans. Furthermore, the Group provides for expected future credit losses by booking a provision for uncollectible loans as necessary in view of calculations based on such details as the historical default rate and the balance of loans outstanding.

In spite of these precautions, should economic conditions suddenly deteriorate or the quality of loans suddenly worsen due to changes in the legal system or the numbers of people applying for bankruptcy or legal arbitration increase, loan losses would increase and could impact on the performance of the Promise Group.

4) Risk regarding the Handling of Personal Information and the Information Privacy Law

Because the core business of the Promise Group is consumer finance in which the Group provides loans based on the credit standing of customers, the Group is a member of personal credit information bureaus and can access bureau databases. In addition, information received from customers for the purpose of credit evaluation is stored in Promise's databases and shared in-house.

The Promise Group treats this personal data as highly confidential information and takes appropriate steps to protect it and ensure its proper use. The Group has a thorough security system to prevent external break-ins and has also introduced an IC card and fingerprint recognition security system for all information terminals. Among other preventative measures, the Group sets restrictions on access to personal data, maintains a record of database access and disallows the use of such memory media as CD-Rs that could be taken off the premises. Moreover, the Group has a variety of rules, produces guidance manuals, carries out thorough compliance training and takes other preemptive steps to prevent the leakage of information from within the Group.

Nevertheless, if for some reason a problem were to arise because of the leakage of customer information, the repercussions could adversely affect the Promise Group's performance and business development.

On April 1, 2005, the law protecting the privacy of personal information came into force in full. Under this law, businesses handling personal information (major companies of the Promise Group fall into this category) are obliged to make certain reports to the authority if deemed necessary. For violations of this obligation, the minister of the main authority is empowered to advise or command that necessary measures be taken if they are recognized to be in the best interests of the individuals.

The Promise Group has focused its efforts on appropriately responding to this law and related guidelines. However, should some violation occur that results in administrative action being taken against the Group or its operations be restricted by some future revision in the law, the consequences could impact negatively on the Group's performance.

5) Risk regarding the Liberalization of Regulations

Recently, the Ministry of Finance and other government organizations have adopted measures to deregulate the financial system and to promote competition. And various plans for further deregulation of financial services companies are in progress. The effects have been seen even in the consumer finance industry, where capital alliances and joint ventures have been formed with banks and foreign financial services companies and companies from other industries have entered the market.

Because the previously mentioned laws have placed greater restrictions on moneylenders, it is difficult to foresee more companies from other industries entering the consumer finance market at this time. However, should these regulations be liberalized, and the number of new market entrants increase or a major capital tie-up or merger or acquisition be concluded by a company with abundant capital resources, it could create a new competitive playing field within the industry that might have a negative impact on the performance of the Promise Group.

6) Fund Raising and Interest Rates on Financing

Since the enforcement of the Nonbank Bond Issuing Law in May 1999, the Promise Group has actively issued bonds. Moreover, the Group has sought to diversify its funding sources with borrowings from financial institutions, fixed interest rate long-term bonds and syndicated loans. To minimize interest rate risk, the Group hedges its exposure using interest rate caps and uses interest

rate swaps while also obtaining commitment line agreements to secure alternate sources of funds in preparation for sudden changes in the financing environment. Through these and other measures, the Group aims to achieve stable fund procurement at low cost.

The Promise Group does not anticipate any difficulties in raising funds under current conditions. However, should interest rates rise or should the financing environment deteriorate markedly beyond currently foreseen levels, systematic fund raising might become difficult and adversely influence Group performance.

7) Potential of Computer System Failure

As a result of progressive use of IT systems along with the expansion of its consumer finance business, the Promise Group has come to depend much more on its computer systems and networks. For that reason, the Group has implemented measures to deal with system problems, such as strengthening security, creating a backup system for data and adding and updating hardware to cope with greater volumes of data and higher access frequency. Regardless of these measures, if human error or a natural disaster were to cause a problem with the Group's computer systems, it could not only directly damage the operations of the Promise Group but also result in a loss in confidence in the services being offered by the Promise Group.

8) Business and Capital Alliances with Sumitomo Mitsui Financial Group, Inc.

As previously mentioned, the Company has formed business and capital alliances with Sumitomo Mitsui Financial Group, Inc. In the future, the Company will consider each of the members of Sumitomo Mitsui Financial Group, Inc as a strategic partner in the consumer finance business, combining the brand power and know-how developed by both sides to provide top-class products and services to the customers of both partners. However, if there were a change in the Banking Law or other related laws or if Sumitomo Mitsui Banking Corporation were to acquire more than a certain proportion of the outstanding shares of Promise Co., Ltd., it is possible that operations might be restricted to the scope of the businesses of the Company or its subsidiaries.

9) Group Strategy and Performance Trends

The business climate of the Promise Group includes a high level of credit losses due to the deteriorating quality of the loan portfolio, stagnant growth in numbers of customers due to declining spending sentiment among consumers, increasing competition from market entrants from other fields and growing competition with other companies in the market. Consequently, each of the companies of the Group faces a difficult operating environment.

In response, the Promise Group has initiated a variety of measures, pursuing a Group strategy centered on the full-line interest rate strategy. In the event that the Promise Group is not able to achieve results as planned under the Group strategy because of a change in the direction of the Japanese economy or in the competitive conditions, such a situation could have a negative impact on the performance of the Promise Group.

3. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(Millions of yen)

Classification	FY 2004 (Mar. 31, 2004)			FY 2005 (Mar. 31, 2005)			Change
	Amount		%	Amount		%	Amount
(Assets)							
I Current assets							
1 Cash and deposits		52,233			67,302		15,068
2 Notes and accounts receivable		7,439			968		(6,470)
3 Consumer loans receivable: Principal		1,529,054			1,599,635		70,580
4 Short-term loans		48,994			44,376		(4,618)
5 Deferred tax assets		40,337			29,660		(10,676)
6 Other		28,895			32,013		3,118
Allowance for credit losses		(133,392)			(130,352)		3,040
Total current assets		1,573,562	91.6		1,643,604	92.1	70,041
II Fixed assets							
1 Property and equipment							
(1) Buildings and structures	31,355			31,824			
Accumulated depreciation	14,223	17,132		15,404	16,420		(712)
(2) Furniture, fixtures and equipment	30,660			29,551			
Accumulated depreciation	20,217	10,442		17,456	12,094		1,652
(3) Land		52,061			50,711		(1,350)
(4) Construction work in progress		—			301		301
Total property and equipment		79,636	4.6		79,527	4.4	(109)
2 Intangible fixed assets							
(1) Excess investment cost over net assets of consolidated subsidiaries acquired, net		5,649			14,486		8,836
(2) Other		6,114			10,456		4,342
Total intangible fixed assets		11,763	0.7		24,942	1.4	13,178
3 Investments and advances							
(1) Investments in securities		34,742			18,650		(16,092)
(2) Deferred tax assets		3,933			4,658		725
(3) Other		15,081			13,758		(1,323)
Total investments and advances		53,758	3.1		37,067	2.1	(16,690)
Total fixed assets		145,158	8.4		141,538	7.9	(3,620)
Total assets		1,718,721	100.0		1,785,142	100.0	66,421

(Millions of yen)

Classification	FY 2004 (Mar. 31, 2004) Amount	FY 2004 %	FY 2005 (Mar. 31, 2005) Amount	FY 2005 %	Change Amount
(Liabilities)					
I Current liabilities					
1 Accounts payable: Trade	189		327		137
2 Short-term borrowings	15,423		82,706		67,283
3 Current portion of long-term debt	196,998		188,123		(8,874)
4 Bonds scheduled for redemption within one year	50,000		50,000		—
5 Accrued income taxes	15,739		25,879		10,140
6 Reserve for bonuses	3,678		3,571		(107)
7 Accruals for debt guarantees	70		923		853
8 Other	41,126		16,100		(25,026)
Total current liabilities	323,226	18.8	367,632	20.6	44,406
II Long-term liabilities					
1 Corporate bonds	255,000		215,000		(40,000)
2 Long-term debt	484,642		380,424		(104,218)
3 Accrued severance indemnities for employees	13,333		14,333		999
4 Allowance for retirement benefits for directors and auditors	361		378		16
5 Accruals for loss guarantees	2,700		860		(1,839)
6 Other	2,789		1,672		(1,116)
Total long-term liabilities	758,827	44.2	612,669	34.3	(146,158)
Total liabilities	1,082,054	63.0	980,301	54.9	(101,752)
(Minority interest)					
Minority interest	—	—	10,854	0.6	10,854
(Shareholders' equity)					
I Common stock	49,053	2.9	80,737	4.5	31,684
II Additional paid-in capital	92,287	5.4	138,458	7.8	46,170
III Retained earnings	512,784	29.8	575,196	32.2	62,411
IV Net unrealized gain on securities	4,150	0.2	3,432	0.2	(718)
V Foreign currency translation adjustments	(813)	(0.1)	(1,051)	(0.1)	(237)
VI Treasury stock	(20,795)	(1.2)	(2,786)	(0.1)	18,009
Total shareholders' equity	636,667	37.0	793,986	44.5	157,319
Total liabilities, minority interest and shareholders' equity	1,718,721	100.0	1,785,142	100.0	66,421

(2) Consolidated Statements of Income

(Millions of yen)

Classification	FY 2004 (Apr. 1, 2003 — Mar. 31, 2004) Amount		%	FY 2005 (Apr. 1, 2004 — Mar. 31, 2005) Amount		%	Change Amount
I Operating income							
1 Interest on consumer loans		368,662			352,330		
2 Other financial revenues		40			17		
3 Sales		8,199			2,761		
4 Other operating income		14,077			14,751		
Total operating income		390,980	100.0		369,860	100.0	(21,120)
II Operating expenses							
1 Financial expenses		21,398			17,777		
2 Cost of sales		7,151			1,780		
3 Other operating expenses							
(1) Advertising expenses	15,608			16,441			
(2) Provision for uncollectible loans	136,525			97,539			
(3) Credit losses	9,887			—			
(4) Employees' salaries and bonuses	30,882			25,943			
(5) Provision for bonuses	3,806			3,450			
(6) Net periodic benefit cost	3,160			2,940			
(7) Allowance for retirement accounts for directors and auditors	85			81			
(8) Employee welfare expenses	4,169			3,323			
(9) Rent expenses	12,758			9,748			
(10) Depreciation	6,768			6,869			
(11) Fee expenses	17,713			18,298			
(12) Communications expenses	4,893			4,473			
(13) Amortization of difference between cost of investment and equity in net assets of consolidated subsidiaries	854			890			
(14) Other	27,447	274,560		32,000	222,001		
Total operating expenses		303,111	77.5		241,559	65.3	(61,552)
Operating profit		87,869	22.5		128,301	34.7	40,431
III Non-operating revenues							
1 Interest and dividend income on investments	1,559			1,349			
2 Insurance money received and insurance dividends	242			319			
3 Equity in earnings of Tokumei Kumiai	691			639			
4 Equity in net gain of affiliated companies	94			399			
5 Other	428	3,016	0.8	807	3,514	1.0	498

(Continued) (Millions of yen)

Classification	FY 2004 (Apr. 1, 2003 — Mar. 31, 2004)			FY 2005 (Apr.1, 2004 — Mar. 31, 2005)			Change
	Amount		%	Amount		%	Amount
IV Non-operating expenses							
1 Interest expense	192			82			
2 New share issuing expenses	—			230			
3 Expense for relocation of offices	346			265			
4 Other	488	1,027	0.3	415	994	0.3	(32)
Recurring profit		89,858	23.0		130,821	35.4	40,963
V Extraordinary income							
1 Gain on sales of investment in subsidiaries	12,868			—			
2 Net gain on sales of investments in securities	503			702			
3 Other	1	13,373	3.4	6	709	0.2	(12,664)
VI Extraordinary losses							
1 Net loss on sales or disposal of property and equipment	1,862			1,372			
2 Asset impairment loss	—			1,268			
3 Loss on sale of receivables	—			383			
4 Net loss on sales of investments in securities	61			—			
5 Impairment loss on deposits for golf club membership	66			38			
6 Loss on valuation of investments in subsidiaries	—			1,256			
7 Provision for loss guarantees	2,700			—			
8 Special retirement payments	18,745			—			
9 Other	657	24,094	6.2	36	4,356	1.2	(19,737)
Income before income taxes		79,138	20.2		127,174	34.4	48,036
Income taxes Current	41,283			41,569			
Deferred	(3,722)	37,561	9.6	10,438	52,007	14.1	14,446
Minority interest		—			212	0.1	212
Net income		41,576	10.6		75,378	20.4	33,802

(3) Consolidated Statements of Retained Earnings

(Millions of yen)

Classification	FY 2004 (Apr. 1, 2003 — Mar. 31, 2004) Amount		FY 2005 (Apr. 1, 2004 — Mar. 31, 2005) Amount	
(Additional paid-in capital)				
I Additional paid-in capital at beginning of the year		92,287		92,287
II Increase in additional paid-in capital				
1 Shares issued in capital increase	—		31,684	
2 Gain on disposal of treasury shares	—	—	14,486	46,170
III Additional paid-in capital at end of the year		92,287		138,458
(Retained earnings)				
I Retained earnings at beginning of period		483,972		512,784
II Increase in retained earnings				
Net income		41,576		75,378
III Decrease in retained earnings				
1 Cash dividends paid	12,291		12,770	
2 Bonuses to directors and corporate auditors	100		84	
3 Loss on sales of treasury stock	33		—	
4 Decrease due to inclusion of a company in consolidation	338	12,764	112	12,966
IV Retained earnings at end of the year		512,784		575,196

(4) Consolidated Statements of Cash Flows

(Millions of yen)

Classification	FY 2004 (Apr. 1, 2003 — Mar. 31, 2004)	FY 2005 (Apr. 1, 2004 — Mar. 31, 2005)	Change
	Amount	Amount	Amount
I Operating activities			
1 Income before income taxes	79,138	127,174	48,036
2 Depreciation and amortization	6,768	6,869	101
3 Asset impairment loss	—	1,268	1,268
4 Loss on sale of receivables	—	383	383
5 Amortization of difference between cost of investment and equity in net assets of consolidated subsidiaries	854	890	36
6 Increase (decrease) in allowance for credit losses	26,856	(11,706)	(38,563)
7 Decrease in provision for bonuses	(806)	(169)	637
8 Increase in accruals for debt guarantees	70	123	53
9 Increase (decrease) in provision for accrued severance indemnities	(4,163)	999	5,163
10 Increase in allowance for retirement benefits for directors and auditors	46	11	(35)
11 Increase (decrease) in accruals for loss guarantees	2,700	(1,839)	(4,539)
12 Interest and dividend income on investments	(1,559)	(1,349)	210
13 Interest expense	192	82	(110)
14 Equity in net gain of affiliated companies	(94)	(399)	(305)
15 Gain on sales of investment in subsidiaries	(12,868)	—	12,868
16 Net gain on sales of investments in securities	(503)	(702)	(199)
17 Loss on valuation of investments in subsidiaries	—	1,256	1,256
18 Net loss on sales or disposal of property and equipment	1,862	1,372	(489)
19 Equity in earnings of Tokumei Kumiai	(691)	(639)	52
20 Special retirement payments	18,745	—	(18,745)
21 Decrease in consumer loans receivable: Principal	29,572	31,281	1,708
22 Decrease in sales credits	4,185	7,690	3,504
23 Increase (decrease) in procurement obligations	4,550	(4,612)	(9,162)
24 Other	(4,950)	(983)	3,966
Subtotal	149,904	157,000	7,096
25 Interest and dividend income	1,572	1,347	(224)
26 Interest expense	(192)	(82)	110
27 Special retirement payable	—	(18,745)	(18,745)
28 Income taxes paid	(57,316)	(31,777)	25,538
Net cash provided by operating activities	93,967	107,742	13,775
II Investing activities			
1 Payment for purchase of property and equipment	(44,389)	(7,426)	36,963
2 Proceeds from sales of property and equipment	31	159	127
3 Payment for purchase of investments in securities	(0)	(5)	(4)
4 Proceeds from sales of investments in securities	1,569	1,801	232
5 Proceeds from redemption of beneficial interest in trust	—	13,300	13,300
6 Payment for purchase of shares of subsidiaries resulted in the change in scope of consolidation	—	(19,497)	(19,497)
7 Proceeds from sales of investments in subsidiaries resulted in the change in scope of consolidation	25,247	—	(25,247)
8 Payment for purchase of shares of subsidiaries	(357)	(319)	37
9 Payment for loans made	(30)	—	30
10 Proceeds from collection of loans receivable	41,816	39	(41,777)
11 Other	5,069	(2,439)	(7,508)
Net cash provided by (used in) investing activities	28,956	(14,387)	(43,344)

(Continued) (Millions of yen)

Classification	FY 2004 (Apr. 1, 2003 — Mar. 31, 2004)	FY 2005 (Apr. 1, 2004 — Mar. 31, 2005)	Change
	Amount	Amount	Amount
III Financing activities			
1 Net repayment of commercial paper	(420)	(2,031)	(1,610)
2 Proceeds from short-term borrowings	71,670	28,970	(42,699)
3 Repayments of short-term borrowings	(77,769)	(40,711)	37,058
4 Proceeds from long-term debt	177,314	110,621	(66,693)
5 Repayments of long-term debt	(255,111)	(223,507)	31,603
6 Proceeds from issuance of bonds, net of expenses	14,896	9,901	(4,994)
7 Redemption of bonds	(32,000)	(50,000)	(18,000)
8 Proceeds from issuance of shares	—	63,137	63,137
9 Proceeds from sale of treasury stock	1,159	32,504	31,344
10 Increase in treasury stock	(15,417)	(8)	15,408
11 Cash dividends paid	(12,291)	(12,770)	(478)
Net cash used in financing activities	(127,970)	(83,893)	44,076
IV Effect of exchange rate changes on cash and cash equivalents	(91)	(32)	59
V Net decrease (increase) in cash and cash equivalents	(5,138)	9,428	14,567
VI Cash and cash equivalents at beginning of the year	105,760	101,110	(4,650)
VII Effect of the increase in scope of consolidated subsidiaries	487	313	(173)
VIII Cash and cash equivalents at end of the year	101,110	110,853	9,742

(5) Material Items in Basis of Presentation of Consolidated Financial Statements

1) Scope of Consolidation

[1] Number of Consolidated Subsidiaries: 10

Company Name

[Domestic]: Plat Corporation
Sun Life Co., Ltd.
At-Loan Co., Ltd. (Newly added, Note 1)
PAL Servicer Co., Ltd.
PAL Life Co., Ltd.
Net Future Co., Ltd.
STC Co., Ltd. (Note 2)
Total of 7 companies

[Overseas]: PROMISE (HONG KONG) CO., LTD.
Liang Jing Co., Ltd.
PROMISE (TAIWAN) Co., Ltd. (Newly added, Note 3)
Total of 3 companies

Notes: 1. Promise's purchase of shares in the third-party allotment carried out by At-Loan Co., Ltd. resulted in Promise's ownership of voting rights for At-Loan exceeding 50%. Consequently, At-Loan has been accounted for as a consolidated subsidiary beginning with the fiscal year ended March 31, 2005. Because the deemed date of share acquisition was the fiscal year under review, At-Loan has only been included in the consolidated balance sheet.
2. System Trinity Co., Ltd. changed its name to STC Co., Ltd., effective July 1. 2004.
3. Due to the increased materiality of the business operations of PROMISE (TAIWAN) Co., Ltd., it has been included in the scope of consolidation commencing with the fiscal year under review.

[2] Major Non-Consolidated Subsidiaries

PROMISE (EUROPE) S.A. and other

(Reason for exclusion from consolidation)

The remaining non-consolidated subsidiaries were not consolidated because their aggregate amounts of assets, operating income, net income (amount corresponding with equity), and retained earnings (amount corresponding with equity) were not material to the consolidated results of operations.

2) Application of Equity Method

[1] Number of Companies to which Equity Method Has Been Applied: 1

Company name: MOBIT CO., LTD.

[2] The equity method was not applied to non-consolidated subsidiary PROMISE (EUROPE) S.A. and affiliated company NANJING SHENZHOU SEED INDUSTRY CO., LTD. because their net income and retained earnings were not material to consolidated net income and retained earnings, respectively, and have no overall material influence on the Company's operations.

[3] The date of application of the equity method coincides with the last day of the fiscal year.

3) Fiscal Year-End for Consolidated Subsidiaries

Consolidated subsidiaries whose fiscal year-end differs from the consolidated fiscal year-end are as follows:

Company Name	Fiscal Year-End
PROMISE (HONG KONG) CO., LTD.	December 31
Liang Jing Co., Ltd.	December 31
PROMISE (TAIWAN) Co., Ltd.	December 31

For the above consolidated subsidiaries, financial statements compiled as of their respective fiscal year-ends are used to tabulate consolidated results. However, material events that occur between that time and the consolidated fiscal year-end are necessarily reflected in the consolidated financial statements.

4) Summary of Significant Accounting Policies

[1] Standards and Methods for Valuing Material Assets

a. Investment securities

Other securities

1. Marketable Other securities are stated at market value as of the fiscal year-end. Adjustments to market value are recorded as an increase or decrease in shareholders' equity. Costs of their sales are determined by the moving average method.
2. Other securities that are not marketable are stated at cost, with cost being determined by the moving average method.

b. Derivatives

Derivatives are stated at market value.

[2] Method of Depreciation of Material Depreciable Assets

a. Property and equipment

Property and equipment are principally depreciated using the declining-balance method.

However, buildings (excluding associated equipment) acquired on or after April 1, 1998 are depreciated using the straight-line method over the estimated useful lives of the assets.

The main useful lives are as follows:

Buildings and structures:	3–50 years
Equipment and fixtures and vehicles:	2–20 years

b. Intangible fixed assets

Intangible fixed assets are depreciated using the straight-line method.

However, amortization of computer software (for internal use) is principally calculated using the straight-line method over five years, the estimated useful life.

c. Long-term prepaid expenses

Long-term prepaid expenses are amortized on an average basis.

[3] Method of Transaction of Deferred Assets

New share issuing expenses are charged to entire amount expensed as incurred.

[4] Accounting Basis for Reserves

a. Allowance for credit losses

The allowance for credit losses is provisioned at the actual loss rate.

Additional provisions are made in amounts deemed necessary to cover possible non-collectible accounts in accordance with the state of consumer loans outstanding.

In addition, overseas subsidiaries provision the reserve in amounts based on the probability of debt recovery.

b. Reserve for bonuses

Reserve for bonuses to employees on the payroll at the end of the fiscal year is provisioned based on the expected payment amount.

c. Accruals for debt guarantees

Accruals for debt guarantees are provided to cover possible future losses on guarantees at the end of the fiscal year.

d. Accrued severance indemnities for employees

The amount of accrued severance indemnities for employees is provided based on the amount of the benefit obligation and plan assets as of the fiscal year-end.

Prior service cost and actuarial differences are charged to income in a lump sum in the fiscal year in which they occur.

The accrued severance indemnities for executive officers are determined separately based on the required payment amount at the end of the fiscal year as stipulated in the Company's bylaws.

e. Allowance for retirement benefits for directors and auditors

The past service cost for directors is determined based on the required payment amount at the end of the fiscal year as stipulated in the Company's bylaws.

f. Accruals for loss guarantees

The Company has made a provision for estimated loss to cover non-collectible amounts of claims for indemnities due to the sales of investments in subsidiaries.

[5] Foreign Currency Translations (assets and liabilities denominated in major foreign currencies)

Foreign currency denominated receivables and payables are translated into Japanese yen at the spot rate prevailing on the respective balance sheet dates. Translation differences are treated as gains and losses.

Assets and liabilities of overseas companies are translated into Japanese yen at the spot rate prevailing on the respective balance sheet dates. Income and expenses are translated at the average

rate for the period. Translation differences are included in Foreign currency translation adjustments in Shareholders' equity on the consolidated balance sheet.

[6] Lease Transactions

Where financing leases do not transfer ownership of the leased property to the lessee during the term of the lease, the leased property is not capitalized and the lease expenses are charged to income in the period they are incurred.

[7] Hedging

a. Hedge accounting method

The Company uses deferral hedge accounting.

Exceptional accounting is used to account for interest rate swap agreements and interest rate cap agreements that meet specified conditions.

b. Hedging instruments and hedging targets

Hedging instruments: Interest rate cap agreements and interest rate swap agreements

Hedging targets: Funds procured at variable interest rates, for which a rise in market interest rates will contribute to an increase in fund procurement costs (interest payment).

c. Hedging policy

The basic hedging policy is to minimize the impact of sharp movements in interest rates on procured funds.

d. Determining hedging effectiveness

The hedging instruments are measured for effectiveness by correlation with respect to the difference between interest rate indicators upon the instruments and positions being hedged.

e. Risk management system

The Company manages market risk in accordance with methods for managing the various risks arising from financial activities as set forth in Guidelines for Managing Risk by Type, which is contained in the Company's Finance Regulations.

Guidelines for Managing Risk by Type is revised in a timely manner in response to changes in the risk environment, whereupon such revisions shall be reported to the Board of Directors.

Also, consolidated subsidiaries conduct hedging transactions with prior approval from the Company.

[8] Other Material Items Related to Basis of Presentation of Consolidated Financial Statements

a. Accounting for revenues and expenses

Interest on consumer loans

Interest on consumer loans is recognized on an accrual basis.

For the Company and domestic subsidiaries, accrued interest on loans is determined using the lower of the interest rate specified in the Interest Rate Restriction Law or the contracted interest rate. For overseas subsidiaries, accrued interest on loans is determined using the contracted interest rate.

b. Accounting for consumption taxes

National consumption taxes and regional consumption taxes are accounted for at the Company using the net-of-tax method, with the same method principally applied at subsidiaries.

However, consumption taxes not subject to fixed asset related exclusion are recorded in Other in Investments and advances on the relevant balance sheets and are amortized over five years.

5) Material Items Related to Valuation of Assets and Liabilities of Consolidated Subsidiaries

All assets and liabilities of consolidated subsidiaries are valued using the mark-to-market method.

6) Materials Items Related to Amortization of Difference between Cost of Investment and Equity in Net Assets of Consolidated Subsidiaries

The difference between cost of investment and equity in net assets of consolidated subsidiaries is amortized equally over a 10-year period.

However, the item not significant is amortized in full when occurred.

7) Material Items Related to Handling of Appropriation of Income and Other Matters

The appropriation of income of consolidated companies on the consolidated statement of retained earnings is prepared based on the appropriation of income confirmed during the consolidated fiscal year.

8) Funds Included on Consolidated Statement of Cash Flows

Funds (cash and cash equivalents) included on the consolidated statement of cash flows include cash on hand, deposits readily convertible to cash and instruments easily converted to cash. Also included are short-term investments that mature within three months and that carry little risk of price fluctuation.

9) *Changes in Accounting Practices*

Accounting standards for impairment of fixed assets

The Company has adopted accounting standards for impairment of fixed assets (Opinion on the Establishment of Accounting Standards for Impairment of Fixed Assets (Business Accounting Council, August 9, 2002)) and Guidance on Accounting Standards for Impairment of Fixed Assets (Accounting Standards Board of Japan, Practical Guidance No. 6, October 31, 2003) from the fiscal year ended March 31, 2005.

Application of these standards resulted in a reduction of ¥1,268 million in income before income taxes.

The cumulative impairment loss after revision has been directly charged to individual asset accounts in accordance with regulations for presentation of the consolidated financial statements.

10) *Change in Disclosure Method*

Loss on valuation of investments in subsidiaries (¥189 million in the previous fiscal year), which in the past has been included in Other in Extraordinary losses, has been set off as a separate item commencing with the fiscal year under review because its amount was in excess of 10% of total extraordinary losses.

11) *Additional Information*

The Local Taxes Amendment Law (Law No. 9, 2003) was promulgated on March 31, 2003, resulting in the introduction of a pro-forma standard taxation system for fiscal years commencing on or after April 1, 2004. In accordance with the introduction of this system, the added value and asset portions of enterprise tax are recorded in Other operating expenses as given in Practical Solution on Presentation for Corporate Size Based Aspect of Corporate Income Tax on Income Statement (Accounting Standards Board of Japan, Practical Guidance No. 12, February 13, 2004) beginning with the fiscal year ended March 31, 2005.

As a result of these changes, other operating expenses increased ¥955 million, while operating profit, recurring profit and income before income taxes decreased ¥955 million.

(6) Explanatory Notes

(Footnotes to Consolidated Balance Sheets)

FY 2004 (Mar. 31, 2004)

1. A breakdown of notes and accounts receivable is as follows:

(Millions of yen)

Details		Amount
Installment Sales	Installment notes receivable	4,914
	Installment accounts receivable	1,873
	Subtotal	6,787
Sales	Accounts receivable	651
Total		7,439

2. Unsecured consumer loans to individual customers, which were included in Consumer loans receivable, were ¥1,523,667 million.

3. Assets pledged and corresponding liabilities

a) Assets pledged (Millions of yen)

Type	Book value at end of fiscal year
Deposits	6
Notes and accounts receivable	1,913
Consumer loans receivable	186,019
Buildings and land	8,016
Other	43
Total	196,000

b) Corresponding liabilities (Millions of yen)

Item	Balance at end of fiscal year
Short-term borrowings	315
Current portion of long-term debt	50,549
Current liabilities, other	535
Long-term debt	132,560
Total	183,959

In addition to the above, Promise entered into forward contracts of assigning for consumer loans receivable of ¥314,500 million. Corresponding liabilities were current portion of long-term debt of ¥87,960 million and long-term debt of ¥216,026 million.

FY 2005 (Mar. 31, 2005)

1. A breakdown of notes and accounts receivable is as follows:

(Millions of yen)

Details		Amount
Installment Sales	Installment notes receivable	284
	Installment accounts receivable	161
	Subtotal	446
Sales	Accounts receivable	522
Total		968

2. Unsecured consumer loans to individual customers, which were included in Consumer loans receivable, were ¥1,595,397 million.

3. Assets pledged and corresponding liabilities

a) Assets pledged (Millions of yen)

Type	Book value at end of fiscal year
Deposits	4
Consumer loans receivable	156,374
Buildings and land	7,911
Other	42
Total	164,332

b) Corresponding liabilities (Millions of yen)

Item	Balance at end of fiscal year
Current portion of long-term debt	52,898
Long-term debt	100,008
Total	152,906

In addition to the above, Promise entered into forward contracts of assigning for consumer loans receivable of ¥283,180 million. Corresponding liabilities were current portion of long-term debt of ¥78,646 million and long-term debt of ¥195,109 million.

FY 2004 (Mar. 31, 2004)	FY 2005 (Mar. 31, 2005)
4. Status of non-performing loans	**4. Status of non-performing loans**

FY 2004 (Mar. 31, 2004)

(Millions of yen)

Classification	Amount
Credits of bankrupt borrowers	1,693
Delinquent loans	601
Delinquent loans three months or more past the due date	13,857
Restructured loans	57,853
Total	74,007

(1) Credits of bankrupt borrowers are loans under declaration of bankruptcy, reconstruction and similar proceedings, whose accruing interest is not recorded as income because the principal or interest on such loans is unlikely to be recovered in view of the considerable period of postponement of the principal or interest, or other circumstances.

(2) Delinquent loans are credits whose accruing interest is not recorded as income for the same reason as the above and do not include credits of bankrupt borrowers and the loans to which postponement of interest payment was made with the object of reconstructing and supporting the borrowers.

(3) Delinquent loans three months or more past the due date are loans which are delinquent for three months or more from the due date of interest or principal under the terms of the related loan agreements and do not include credits of bankrupt borrowers and delinquent loans, as described above.

(4) Restructured loans are loans to which a certain concession favorable to borrowers, such as postponement of interest payment and other methods, was made with the object of encouraging repayment and do not include credits of bankrupt borrowers, delinquent loans and delinquent loans three months or more past the due date, as described above.
Of ¥57,853 million in restructured loans, restructured loans which are 30 days or less past due were ¥51,703 million.

5. Securities in non-consolidated subsidiaries and affiliated companies were as follows.

Investments in securities (equity securities) ¥7,780 million

6. Allowance for credit losses included in Other in Investments and advances was ¥484 million.

7. Commercial paper included in Other in Current liabilities was ¥1,968 million.

FY 2005 (Mar. 31, 2005)

(Millions of yen)

Classification	Amount
Credits of bankrupt borrowers	2,847
Delinquent loans	2,104
Delinquent loans three months or more past the due date	11,639
Restructured loans	70,067
Total	86,659

(1) (No change)

(2) (No change)

(3) (No change)

(4) Restructured loans are loans to which a certain concession favorable to borrowers, such as postponement of interest payment and other methods, was made with the object of encouraging repayment and do not include credits of bankrupt borrowers, delinquent loans and delinquent loans three months or more past the due date, as described above.
Of ¥70,067 million in restructured loans, restructured loans which are 30 days or less past due were ¥63,999 million.

5. Securities in non-consolidated subsidiaries and affiliated companies were as follows.

Investments in securities (equity securities) ¥6,636 million

6. Allowance for credit losses included in Other in Investments and advances was ¥236 million.

7. ――――

FY 2004 (Mar. 31, 2004)	FY 2005 (Mar. 31, 2005)
8. Contingent liabilities	**8. Contingent liabilities**
(1) Guarantee obligations in the loan guarantee business ¥2,778 million	(1) Guarantee obligations in the loan guarantee business ¥23,935 million
(2) Contingent liabilities related to business in foreign consolidated subsidiary for purchasing loans with conditions precedent ¥224 million	(2) Contingent liabilities related to business in foreign consolidated subsidiary for purchasing loans with conditions precedent ¥67 million
(3) ————	(3) Contingent liabilities related to business in foreign consolidated subsidiary for credit appraisal and analysis for loans to a bank and purchase of claimable assets from a bank ¥33,153 million
(4) Warranty obligations ¥29,858 million	(4) Warranty obligations ¥15,410 million
This obligation was entailed in the transfer of the entire amount of stock held by Promise in subsidiary GC Co., Ltd. to General Electric Capital Consumer Finance Co., Ltd. (currently GE Consumer Finance Co., Ltd.) and represents the remaining balance of obligations that fall under the category of warranty obligations, which are only one portion of Company debt obligations.	(No change)
9. Revolving credit facility	**9. Revolving credit facility**
Within lending commitment line contracts for consumer loans, ¥1,528,307 million was in revolving credit facility agreements (automatic renewal through basic revolving loan contract). These are agreements whereby companies can loan repeatedly up to a predetermined amount to a customer on request, if the customer has met the terms and conditions of the contract.	Within lending commitment line contracts for consumer loans, ¥1,599,083 million was in revolving credit facility agreements (automatic renewal through basic revolving loan contract). These are agreements whereby companies can loan repeatedly up to a predetermined amount to a customer on request, if the customer has met the terms and conditions of the contract.
The total balance of revolving credit facilities unused was ¥378,477 million (including ¥252 million in secured revolving credit facilities). This balance includes credit facilities of customers without any loan balance, except for those making no payments or receipt for two years or more.	The total balance of revolving credit facilities unused was ¥400,888 million (including ¥226 million in secured revolving credit facilities). This balance includes credit facilities of customers without any loan balance, except for those making no payments or receipt for two years or more.
There are also contracts whose term ends without the lending option being executed, and thus do not necessarily have an impact on future cash flows of the companies.	There are also contracts whose term ends without the lending option being executed, and thus do not necessarily have an impact on future cash flows of the companies.
For changes in the credit status of customers or other credible reasons, each contract contains a provision in which the companies can deny financing for loan applications and upwardly or downwardly revise the maximum credit line.	For changes in the credit status of customers or other credible reasons, each contract contains a provision in which the companies can deny financing for loan applications and upwardly or downwardly revise the maximum credit line.
Even after the completion of contracts, the companies periodically revise contract details and adopt measures to ensure credit safely.	Even after the completion of contracts, the companies periodically revise contract details and adopt measures to ensure credit safely.

FY 2004 (Mar. 31, 2004)	FY 2005 (Mar. 31, 2005)

FY 2004 (Mar. 31, 2004)

10. Loan collateral

A repurchase agreement of ¥48,964 million is included in Short-term loans.

Consequently, marketable securities are accepted as collateral from the seller of repurchased marketable securities.

The market value for marketable securities received is as follows:

(Millions of yen)

Type	Market value
Commercial paper	32,994
Securities	12,996
Beneficial interest in trust	2,970
Total	48,961

11. The unutilized balance from overdraft contracts on current accounts (including contracts based on overdraft contracts on current accounts) and contracts for the commitment line of loans are as follows:

(Overdraft contracts on current accounts)

(Millions of yen)

Total contracts	18,293
Contracts exercised	12,416
Difference	5,876

(Contracts for the commitment line of loans)

(Millions of yen)

Total contracts	253,250
Contracts exercised	9,798
Difference	243,452

12. Total number of shares issued of the Company consists of 125,966 thousand common shares.

13. Number of shares of treasury stock held

Number of shares of treasury stock held by the Company

4,948 thousand shares

FY 2005 (Mar. 31, 2005)

10. Loan collateral

A repurchase agreement of ¥44,376 million is included in Short-term loans.

Consequently, marketable securities are accepted as collateral from the seller of repurchased marketable securities.

The market value for marketable securities received is as follows:

(Millions of yen)

Type	Market value
Commercial paper	24,997
Securities	18,005
Beneficial interest in trust	1,380
Total	44,382

11. The unutilized balance from overdraft contracts on current accounts (including contracts based on overdraft contracts on current accounts) and contracts for the commitment line of loans are as follows:

(Overdraft contracts on current accounts)

(Millions of yen)

Total contracts	3,890
Contracts exercised	13
Difference	3,876

(Contracts for the commitment line of loans)

(Millions of yen)

Total contracts	364,821
Contracts exercised	88,045
Difference	276,776

12. Total number of shares issued of the Company consists of 134,866 thousand common shares.

13. Number of shares of treasury stock held

Number of shares of treasury stock held by the Company

352 thousand shares

(Footnotes to Consolidated Statements of Income)

FY 2004 (Apr. 1, 2003 — Mar. 31, 2004)

1. Other financial revenues

	(Millions of yen)
(1) Interest on deposits	3
(2) Interest on securities	0
(3) Interest on loans	27
(4) Other	9
Total	40

2. Financial expenses

	(Millions of yen)
(1) Interest expense	14,438
(2) Bond interest	5,657
(3) Other	1,302
Total	21,398

3. Interest and dividend income on investments included ¥1,348 million in dividends on preference shares.

4. Net loss on sales or disposal of property and equipment comprised a ¥1,847 million disposal loss related to buildings, fixtures and equipment and a ¥14 million loss on sales related to fixtures and equipment.

5. ————

FY 2005 (Apr. 1, 2004 — Mar. 31, 2005)

1. Other financial revenues

	(Millions of yen)
(1) Interest on deposits	7
(2) Interest on securities	—
(3) Interest on loans	10
(4) Other	—
Total	17

2. Financial expenses

	(Millions of yen)
(1) Interest expense	11,503
(2) Bond interest	5,124
(3) Other	1,148
Total	17,777

3. Interest and dividend income on investments included ¥1,177 million in dividends on preference shares.

4. Net loss on sales or disposal of property and equipment comprised a ¥1,219 million disposal loss related to buildings, fixtures and equipment and a ¥152 million loss on sales related to buildings and land.

5. During the fiscal year ended March 31, 2005, the following groups of assets of the Group have been charged with impairment losses.

Prefecture	Use	Category
Ishikawa	Rental real estate	Land
Hyogo	Rental apts.	Buildings, land
Tokyo	Training center	Land
Kagawa	Idle asset	Land
Tokyo	Idle asset	Land
Ishikawa	Idle asset	Land
Aichi	Idle asset	Lease rights
Osaka	Idle asset	Land
Hiroshima	Idle asset	Land

Method of Grouping Assets

The Promise Group divides its asset groups in such categories of finance, rental, and idle assets based on independent cash flow units according to separate standards for different types of business segments.

Process of Recognizing Asset Impairment Losses and Amount Recorded

Book values are reduced to their potential recovery values. For rental properties, this is implemented when a consistent decline occurs in the land value and operating rate. For idle assets, this is implemented when a notable drop in market value below book value occurs. Of the reduction amount, an impairment loss of ¥1,268 million was booked as extraordinary losses. Of that amount, ¥1,230 million was for land, ¥10 million for lease rights and ¥27 million for buildings.

Method of Calculating Recovery Value

Recovery value is stated as the higher of net sales value or utility value. If net sale value is used, it is calculated using the assessment value, etc., of a real estate appraiser. If utility value is used, it is calculated as 4.1% of discounted future cash flow.

FY 2004 (Apr. 1, 2003—Mar. 31, 2004)	FY 2005 (Apr. 1, 2004—Mar. 31, 2005)
6. ————	**6.** Loss on sale of receivables comprises losses recorded on the sale of the installment credit assets of Liang Jing Co., Ltd. to the International Bank of Taipei.
7. Impairment loss on deposits for golf club membership comprised impairment losses on golf club memberships.	**7.** Impairment loss on deposits for golf club membership comprised impairment losses on golf club memberships.
8. ————	**8.** Loss on valuation of investments in subsidiaries resulted from an investment loss in PROMISE (EUROPE) S.A. (non-consolidated subsidiary).
9. Special retirement payments is a special added portion resulting from the implementation of a voluntary retirement program.	**9.** ————
10. The basis for classification of financial revenues and financial expenses in the financing business on the consolidated statement of income is as follows:	**10.** The basis for classification of financial revenues and financial expenses in the financing business on the consolidated statement of income is as follows:
(1) Financial revenues are expressed as operating income. Financial revenues exclude all loan interest and dividends at affiliated companies classified under other operations as well as interest and dividends on investment securities.	(1) Financial revenues are expressed as operating income. (No change)
(2) Financial expenses are expressed as operating expenses. Financial expenses exclude all interest paid that cannot be clearly matched to operating income.	(2) Financial expenses are expressed as operating expenses. (No change)

(Footnotes to Consolidated Statements of Cash Flows)

FY 2004 (Apr. 1, 2003 — Mar. 31, 2004)

1. The relationship between cash and cash equivalents and the amounts in the line items of the balance sheet as of the end of the fiscal year is as follows.

(Millions of yen)

Cash and deposits	52,233
Short-term loans	48,994
Total	101,228
Time deposits with maturity exceeding three months	(87)
Short-term loans excluding repurchase agreements	(30)
Cash and cash equivalents	101,110

2. ―――――

3. Breakdown of principal assets and liabilities of companies that are no longer consolidated subsidiaries due to the sale of their shares

The following shows a breakdown of the assets and liabilities of GC Co., Ltd. and MITSUWAKAI Co., Ltd. at the point of their removal from consolidation along with the sale of shares of those companies.

(Millions of yen)

	GC	MITSUWAKAI
Current assets	112,874	2,244
Fixed assets	5,799	391
Total assets	118,673	2,636
Current liabilities	51,305	2,418
Long-term liabilities	48,113	29
Total liabilities	99,418	2,448

FY 2005 (Apr. 1, 2004 — Mar. 31, 2005)

1. The relationship between cash and cash equivalents and the amounts in the line items of the balance sheet as of the end of the fiscal year is as follows.

(Millions of yen)

Cash and deposits	67,302
Short-term loans	44,376
Total	111,678
Time deposits with maturity exceeding three months	(824)
Short-term loans excluding repurchase agreements	—
Cash and cash equivalents	110,853

2. Breakdown of principal assets and liabilities of newly consolidated subsidiary acquired through share purchase

The following shows a breakdown of the assets and liabilities at the point of consolidation of At-Loan Co., Ltd. as a result of its consolidation by Promise due to the acquisition of shares.

(Millions of yen)

Current assets	98,348
Fixed assets	3,999
Total assets	102,347
Current liabilities	80,191
Long-term liabilities	5
Total liabilities	80,196

3. ―――――

(Footnotes to Lease Transactions)

FY 2004 (Apr. 1, 2003 — Mar. 31, 2004)

1. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

(1) Equivalent of acquisition cost, accumulated depreciation and net book value of the leased assets at fiscal year-end

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of accumulated depreciation	Equivalent of net book value
Equipment and fixtures	4,310	2,426	1,884
Intangible fixed assets and other	118	80	38
Total	4,429	2,506	1,922

(2) Equivalent of aggregate future lease payments

	(Millions of yen)
Due within one year	1,050
Due after one year	937
Total	1,988

(3) Lease fees, equivalent of depreciation and equivalent of interest expense

	(Millions of yen)
Lease fees	1,199
Equivalent of depreciation	1,118
Equivalent of interest expense	77

(4) Method of calculation of equivalent of depreciation
The equivalent of depreciation is calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and has a residual value of zero.

(5) Method of calculation of equivalent of interest expense
The equivalent of interest expense is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.

2. Operating leases

Unexpired leases	(Millions of yen)
Due within one year	106
Due after one year	113
Total	219

FY 2005 (Apr. 1, 2004 — Mar. 31, 2005)

1. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

(1) Equivalent of acquisition cost, accumulated depreciation and net book value of the leased assets at fiscal year-end

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of accumulated depreciation	Equivalent of net book value
Equipment and fixtures	6,104	4,427	1,676
Intangible fixed assets and other	131	96	35
Total	6,236	4,524	1,712

(2) Equivalent of aggregate future lease payments

	(Millions of yen)
Due within one year	1,139
Due after one year	647
Total	1,787

(3) Lease fees, equivalent of depreciation and equivalent of interest expense

	(Millions of yen)
Lease fees	1,530
Equivalent of depreciation	1,407
Equivalent of interest expense	103

(4) Method of calculation of equivalent of depreciation
(No change)

(5) Method of calculation of equivalent of interest expense
(No change)

2. Operating leases

Unexpired leases	(Millions of yen)
Due within one year	105
Due after one year	14
Total	119

(Footnotes to Securities)

I. FY 2004 (Apr. 1, 2003 — Mar. 31, 2004)

1. Other securities stated at market value

(Millions of yen)

	Acquisition cost	Book value per consolidated balance sheet at end of fiscal year	Difference
(Securities whose book values on the accompanying consolidated balance sheet exceed their acquisition costs)			
(1) Equity securities	6,207	13,036	6,829
(2) Others	115	172	57
Subtotal	6,322	13,208	6,886
(Securities whose book values on the accompanying consolidated balance sheet do not exceed their acquisition costs)			
(1) Equity securities	1	1	(0)
Subtotal	1	1	(0)
Total	6,324	13,210	6,886

Note: Regarding impairment accounting for Other securities, if the market value of such securities has declined more than 50% below book value at fiscal year-end, any decreases in the carrying amount are charged to income as a loss on valuation of investments in securities. In the case their fair market value has declined more than 30% but less than 50% of their book value, impairment accounting is applied to the necessary amount upon considering such factors as the possibility of a recovery in value.

2. Other securities sold during the fiscal year

(Millions of yen)

Proceeds from sales	Gain on sales	Loss on sales
1,596	503	61

3. Other securities with no market value and book value per consolidated balance sheet

(Other securities) (Millions of yen)

Non-listed equity securities (excluding OTC-traded equity securities)	451
Preference shares	13,300

4. Scheduled redemption amount for other securities reaching maturity

(Millions of yen)

	Within one year	Over one year and within five years	Over five years and within ten years	Over ten years
Stock fund	105	—	—	—

II. FY 2005 (Apr. 1, 2004 — Mar. 31, 2005)

1. Other securities stated at market value

(Millions of yen)

	Acquisition cost	Book value per consolidated balance sheet at end of fiscal year	Difference
(Securities whose book values on the accompanying consolidated balance sheet exceed their acquisition costs)			
(1) Equity securities	5,109	10,786	5,676
(2) Others	115	172	56
Subtotal	5,225	10,958	5,733

(Securities whose book values on the accompanying consolidated balance sheet do not exceed their acquisition costs)

No special items to report.

Note: An impairment of ¥29 million was recorded for equity securities within Other securities with no market value during the fiscal year.

Regarding impairment accounting for Other securities, if the market value of such securities has declined more than 50% below book value at fiscal year-end, any decreases in the carrying amount are charged to income as a loss on valuation of investments in securities. In the case their fair market value has declined more than 30% but less than 50% of their book value, impairment accounting is applied to the necessary amount upon considering such factors as the possibility of a recovery in value.

When Other securities with no market value fall notably because of deterioration in the financial condition of the issuing company, impairment accounting shall be applied in an equivalent amount.

2. Other securities sold during the fiscal year

(Millions of yen)

Proceeds from sales	Gain on sales	Loss on sales
1,801	702	—

3. Other securities with no market value and book value per consolidated balance sheet

(Other securities) (Millions of yen)

Non-listed equity securities (excluding OTC-traded equity securities)	426
Other	629

4. Scheduled redemption amount for other securities reaching maturity

No special items to report.

(Footnotes to Derivatives Transactions)

1. Matters Related to the State of Derivatives Transactions

FY 2004 (Apr. 1, 2003 — Mar. 31, 2004)	FY 2005 (Apr. 1, 2004 — Mar. 31, 2005)
1. Details of transactions Promise engages in interest rate cap and interest rate swap transactions.	**1. Details of transactions** (No change)
2. Policy regarding transactions The Company does not independently engage in derivatives transactions for trading to achieve short-term buying and selling gains or in transactions for speculative purposes.	**2. Policy regarding transactions** (No change)
3. Purpose of transactions Regarding variable-rate interest payments on procured funds, to avoid the impact of a rise in future market interest rates on fund procurement costs (interest expenses), the Company establishes fixed ceilings using interest rate caps to hedge rises in interest expenses. In addition, the Company uses interest rate swaps to fix its cost of funds procured at variable interest rates.	**3. Purpose of transactions** (No change)
4. Transaction risks Derivatives transactions involve market risk and credit risk. However, market risk resulting from fluctuations in market interest rates is offset by risk resulting from fluctuations in market interest rates on funds procured (liabilities) at variable interest rates. Moreover, the Company believes there is no significant credit risk since it engages in transactions only with large financial institutions.	**4. Transaction risks** (No change)
5. Risk management regarding transactions Criteria for determining the need for risk hedging as well as specific hedging methods for each type of risk accompanying the execution of finance activities are stipulated by the Company's Finance Regulations. The Treasury Department executes derivatives transactions in accordance with these regulations. Each derivatives contract is entered into only after obtaining a decision as stipulated by the Work Assignment Regulations. The details of the contract and the aforementioned decision are checked and confirmed by the General Affairs Department, and after a seal is affixed the contract can be executed. Prior approval from Promise is required for consolidated subsidiaries to execute derivatives transactions. Promise will base its decision on whether to approve or disapprove the derivatives transactions in accordance with standards determined by the Company. A director in charge will report periodically to the Board of Directors about the management of derivatives transactions, including those of consolidated subsidiaries. The Inspection Department will check the details of the derivatives contracts that have been inspected by the Treasury Department.	**5. Risk management regarding transactions** (No change)

FY 2004 (Apr. 1, 2003 — Mar. 31, 2004)	FY 2005 (Apr. 1, 2004 — Mar. 31, 2005)
6. Supplementary explanation on matters related to market value, etc., of derivatives transactions Notional amounts for derivatives transactions listed in matters related to market value, etc., of derivatives transactions are the notional amounts at the end of the respective fiscal year-end. The figures only represent calculations of notional amounts for nominal contract values of interest rate cap and interest rate swap transactions or for transaction settlements. There is no transfer of monetary assets in accordance with the stated amounts, and these amounts do not indicate market risk or credit risk related to derivatives transactions.	**6. Supplementary explanation on matters related to market value, etc., of derivatives transactions** (No change)

2. Matters Related to Market Value, Etc., of Derivatives Transactions (Interests Rate Swaps)

(Millions of yen)

Classification	Transaction	FY 2004 (Mar. 31, 2004)				FY 2005 (Mar. 31, 2005)			
		Contract amount		Fair value	Valuation gain or loss	Contract amount		Fair value	Valuation gain or loss
			More than one year				More than one year		
Non-market transactions	Interest rate swaps (Fixed payment / variable received)	41,562	37,132	(667)	(667)	63,958	48,379	(1,192)	(1,192)
Total		41,562	37,132	(667)	(667)	63,958	48,379	(1,192)	(1,192)

(Notes)

FY 2004 (Mar. 31, 2004)	FY 2005 (Mar. 31, 2005)
1. Fair value is calculated based on prices presented by financial institutions. In calculating fair value, the Company forms a contract for calculating fair value with a third-party institution not involved in the derivatives transaction. The price presented by the financial institution with which the derivatives contract has been formed is then checked to verify fairness, after which fair value can be used.	**1.** (No change)
2. Derivatives transactions using deferral hedge accounting are excluded.	**2.** (No change)

(Footnotes to Retirement Benefits)

FY 2004 (Apr. 1, 2003 — Mar. 31, 2004)

1. Overview of retirement benefit plans

The Company and its domestic consolidated subsidiaries have three types of defined benefits plans: contributory funded benefit pension plans, non-contributory pension plans and lump-sum payments severance plan.

Details are as follows:

The Company has non-contributory pension plans, covering a portion of its severance plans. In addition, the Company has contributory funded benefit pension plans, which are pursuant to the Welfare Pension Insurance Law.

Certain domestic consolidated subsidiaries have non-contributory pension plans, covering a portion or full of their severance plans.

The overseas consolidated subsidiaries have defined contribution plans, with company obligations contributing to retirement funds.

2. Retirement benefit obligations

	(Millions of yen)
(1) Benefit obligation	(33,064)
(2) Plan assets	20,510
(3) Funded status	(12,553)
(4) Net liability recognized in balance sheet	(12,553)
(5) Prepaid pension expenses	779
(6) Accrued severance indemnities for employees ((4)-(5))	(13,333)

Notes: 1. Retirement benefits from the voluntary retirement program introduced during the fiscal year under review will be paid in the subsequent fiscal year. As a result, benefit obligation of ¥6,521 million has not been included in Accrued severance indemnities for employees but listed in Other in Current liabilities together with special retirement payments of ¥18,745 million.
2. Substitutional portion of contributory funded benefit pension is included in the above figures.
3. Certain subsidiaries' benefit obligations were calculated using a simplified method.

3. Net periodic benefit cost

	(Millions of yen)
(1) Service cost (Notes 1, 2 and 3)	2,600
(2) Interest cost	851
(3) Expected return on plan assets	(3)
(4) Past service cost (Note 4)	593
(5) Net actuarial loss	(871)
(6) Net periodic benefit cost	3,170

Notes: 1. Contributions made by employees to the contributory funded benefit pension plans are excluded.
2. Net periodic benefit cost of consolidated subsidiaries using the simplified method are added up in (1) Service cost.
3. Net periodic cost of ¥9 million, which is listed in Cost of sales, is included in (1) Service cost.
4. The Company revised its regulations regarding the introduction of a reward system (effective April 2003) in this consolidated fiscal year in line with revisions to the Welfare Pension Insurance Law in March 2000. The amount of past service costs due to this change was ¥593 million.
5. In addition to the above net periodic benefit cost, ¥18,745 million in expenses related to voluntary retirement was recorded as an extraordinary losses.

FY 2005 (Apr. 1, 2004 — Mar. 31, 2005)

1. Overview of retirement benefit plans

(No change)

2. Retirement benefit obligations

	(Millions of yen)
(1) Benefit obligation	(35,366)
(2) Plan assets	21,033
(3) Funded status	(14,333)
(4) Net liability recognized in balance sheet	(14,333)
(5) Prepaid pension expenses	—
(6) Accrued severance indemnities for employees ((4)-(5))	(14,333)

Notes: 1. Substitutional portion of contributory funded benefit pension is included in the above figures.
2. Certain subsidiaries' benefit obligations were calculated using a simplified method.

3. Net periodic benefit cost

	(Millions of yen)
(1) Service cost (Notes 1, 2 and 3)	2,345
(2) Interest cost	647
(3) Expected return on plan assets	(305)
(4) Past service cost (Note 4)	1,024
(5) Net actuarial loss	(763)
(6) Net periodic benefit cost	2,948

Notes: 1. Contributions made by employees to the contributory funded benefit pension plans are excluded.
2. Net periodic benefit cost of consolidated subsidiaries using the simplified method are added up in (1) Service cost.
3. Net periodic cost of ¥8 million, which is listed in Cost of sales, is included in (1) Service cost.
4. The Company has introduced a new personnel system for some classes of employees. The past service cost arising from the introduction of this system amounted to ¥1,024 million.

FY 2004 (Apr. 1, 2003 — Mar. 31, 2004)	FY 2005 (Apr. 1, 2004 — Mar. 31, 2005)
4. Assumptions in calculating retirement benefit obligations	**4. Assumptions in calculating retirement benefit obligations**
(1) Allocation of projected retirement benefit obligations: Based on length of service	(1) Allocation of projected retirement benefit obligations: Based on length of service
(2) Discount rate: 2.1%–2.5%	(2) Discount rate: 2.1%–2.5%
(3) Expected rate of return on investments:	(3) Expected rate of return on investments:
(Tax-qualified pension plan) 0.0%–1.0%	(Tax-qualified pension plan) 1.0%–1.5%
(Contributory funded benefit pension plan) 0.0%	(Contributory funded benefit pension plan) 1.5%
(4) Years for amortizing past service cost: In year incurred	(4) Years for amortizing past service cost: In year incurred
(5) Years for amortizing net actuarial losses: In year incurred	(5) Years for amortizing net actuarial losses: In year incurred

(Footnotes to Tax Effect Accounting)

FY 2004 (Mar. 31, 2004)

1. Major components of deferred tax assets and deferred tax liabilities

	(Millions of yen)
Deferred tax assets due to:	
Credit losses for receivables and consumer loans	16,183
Allowance for credit losses	17,812
Accrued income	3,480
Provision for bonuses	1,486
Accrued severance indemnities for employees	4,693
Provisions for loss guarantees	1,098
Accrued enterprise taxes	1,536
Other	826
Total deferred tax assets	47,118
Deferred tax liabilities due to:	
Net unrealized loss on securities	2,847
Total deferred tax liabilities	2,847
Net deferred tax assets	44,270

Note: Net deferred tax assets for this consolidated fiscal year are included in the items below on the consolidated balance sheet

	(Millions of yen)
Current assets – Deferred tax assets	40,337
Fixed assets – Deferred tax assets	3,933

2. The following is a breakdown of the principal categories that are factors underlying significant differentials between the statutory tax rate and income taxes after the application of tax effect accounting.

	(%)
Statutory tax rate	42.0
(Adjustment)	
Effect of excluding subsidiaries from consolidation	5.6
Loss on valuation of investments in subsidiaries deducted for income tax purposes	(1.2)
Other	1.1
Effective tax rate	47.5

FY 2005 (Mar. 31, 2005)

1. Major components of deferred tax assets and deferred tax liabilities

	(Millions of yen)
Deferred tax assets due to:	
Credit losses for receivables and consumer loans	17,067
Allowance for credit losses	5,149
Accrued income	3,791
Provision for bonuses	1,417
Accrued severance indemnities for employees	5,617
Provisions for loss guarantees	564
Accrued enterprise taxes	1,969
Other	1,220
Total deferred tax assets	36,797
Deferred tax liabilities due to:	
Net unrealized loss on securities	2,354
Other	123
Total deferred tax liabilities	2,478
Net deferred tax assets	34,319

Note: Net deferred tax assets for this consolidated fiscal year are included in the items below on the consolidated balance sheet

	(Millions of yen)
Current assets – Deferred tax assets	29,660
Fixed assets – Deferred tax assets	4,658

2. The following is a breakdown of the principal categories that are factors underlying significant differentials between the statutory tax rate and income taxes after the application of tax effect accounting.

Because the difference between the statutory tax rate and income taxes after the application of tax effect accounting is 5% or less, this breakdown has been omitted.

(Footnotes to Segment Information)

1. Operations by business segment

FY 2004 (Apr. 1, 2003 — Mar. 31, 2004) and FY 2005 (Apr. 1, 2004 — Mar. 31, 2005)

Because the Company's consumer financing business accounts for more than 90% of total operating income, operating profit and asset value for all segments, business segment information is omitted.

2. Operations by geographic segment

FY 2004 (Apr. 1, 2003 — Mar. 31, 2004) and FY 2005 (Apr. 1, 2004 — Mar. 31, 2005)

Because Japan accounts for more than 90% of the Company's total operating income and asset value for all segments, geographic segment information is omitted.

3. Overseas operating income

FY 2004 (Apr. 1, 2003 — Mar. 31, 2004) and FY 2005 (Apr. 1, 2004 — Mar. 31, 2005)

Because overseas operating income accounts for less than 10% of total operating income, overseas operating income information is omitted.

(Footnotes to Transactions between Related Parties)

FY 2004 (Apr. 1, 2003 — Mar. 31, 2004) and FY 2005 (Apr. 1, 2004 — Mar. 31, 2005)

No special items to report.

(Per Share Data)

FY 2004 (Apr. 1, 2003 — Mar. 31, 2004)		FY 2005 (Apr. 1, 2004 — Mar. 31, 2005)	
Net assets per share	¥5,260.21	Net assets per share	¥5,901.62
Net income per share	¥342.18	Net income per share	¥576.04
The figure of diluted net income per share is not disclosed because there was no potential share of common stock that had a dilutive effect.		Diluted net income per share	¥575.88

Note: Calculations of net income per share are based on the following data.

FY 2004 (Apr. 1, 2003 — Mar. 31, 2004)	FY 2005 (Apr. 1, 2004 — Mar. 31, 2005)
Net income on consolidated statement of income ¥41,576 million	Net income on consolidated statement of income ¥75,378 million
Net income for common stock ¥41,492 million	Net income for common stock ¥75,244 million
Principal category of funds not available to shareholders of common stock Bonuses to directors and corporate auditors from the disposition of profits ¥84 million	Principal category of funds not available to shareholders of common stock Bonuses to directors and corporate auditors from the disposition of profits ¥133 million
Principal category of funds not available to shareholders of common stock ¥84 million	Principal category of funds not available to shareholders of common stock ¥133 million
Average number of shares outstanding in fiscal year 121,256 thousand	Average number of shares outstanding in fiscal year 130,622 thousand
Major adjustments to net income included in the calculation of fully diluted net income per share ¥— million	Major adjustments to net income included in the calculation of fully diluted net income per share ¥— million
Adjustment to net income ¥— million	Adjustment to net income ¥— million
Major categories of the additional number of shares included in the calculation of fully diluted net income per share Stock acquisition rights — thousand	Major categories of the additional number of shares included in the calculation of fully diluted net income per share Stock acquisition rights 38 thousand
Additional number of shares — thousand	Additional number of shares 38 thousand
A summary of latent shares is not included in calculations of diluted net income per share because there were no shares with a dilutive effect during the fiscal year. (1) Treasury stock held for stock option: 351,000 shares (2) Stock acquisition rights for stock option: 611,750 shares There were 470,000 shares with stock acquisition rights as of March 31, 2004, reflecting a 141,750 decrease in the number of shares with acquisition rights owing to the loss of rights.	A summary of latent shares is not included in calculations of diluted net income per share because there were no shares with a dilutive effect during the fiscal year. (1) Treasury stock held for stock option: 351,000 shares There were 222,000 shares with stock option as of March 31, 2005, reflecting a 129,000 decrease in the number of shares with acquisition rights owing to the loss of rights. (2) Stock acquisition rights for stock option: ————

4. Business Results

(1) Operating Income

(Millions of yen)

Classification		FY 2004 (Apr. 1, 2003 — Mar. 31, 2004)		FY 2005 (Apr. 1, 2004 — Mar. 31, 2005)	
		Amount	%	Amount	%
Operating income from financing business	Interest on consumer loans	368,662	94.3	352,330	95.3
	Collection of written-off loans	5,384	1.4	4,901	1.3
	Fees and commissions	2,603	0.7	—	—
	Collection of purchased receivables	1,271	0.3	2,322	0.6
	Other financial revenues	40	0.0	17	0.0
	Subtotal	377,962	96.7	359,571	97.2
Operating income from other businesses	Sales	8,199	2.1	2,761	0.8
	Other	4,819	1.2	7,528	2.0
	Subtotal	13,018	3.3	10,289	2.8
Total		390,980	100.0	369,860	100.0

Notes: 1. Within Operating income from financing business, Other financial revenues include interest on deposits and loans.
2. Within Operating income from other businesses, Other includes income from the leasing of real estate and commission income.
3. Collection of written-off loans, Fees and commissions and Collection of purchased receivables, as well as Other in Operating income from other businesses, are listed in the consolidated statements of income under Other operating income.

(2) Other Indicators

Classification		FY 2004 (Mar. 31, 2004)		FY 2005 (Mar. 31, 2005)	
		Consolidated	Non-consolidated	Consolidated	Non-consolidated
Consumer loans outstanding		1,529,054	1,352,847	1,599,635	1,326,794
(Millions of yen)	Unsecured loans	1,523,667	1,347,657	1,595,397	1,322,701
	Secured loans	5,387	5,189	4,238	4,093
Number of customers		2,940,142	2,441,488	3,023,840	2,383,279
	Unsecured loans	2,938,126	2,439,585	3,022,176	2,381,708
	Secured loans	2,016	1,903	1,664	1,571
Number of branches		1,644	1,478	1,628	1,461
	Staffed branches	544	430	530	418
	Unstaffed branches	1,100	1,048	1,098	1,043
Number of automated contract machines		1,503	1,440	1,880	1,444
Number of ATMs		1,782	1,725	1,769	1,714
Number of loan processing machines		123	123	452	452
Number of employees		4,599	3,323	4,967	3,463
Loan losses (Millions of yen)		119,571	93,955	109,260	88,589
Allowance for credit losses (Millions of yen)		133,876	108,300	130,588	97,400
Net income per share (Yen)		342.18	406.05	576.04	521.02
Shareholders' equity per share (Yen)		5,260.21	5,155.72	5,901.62	5,756.77

Notes: 1. Number of customers is the total number of customers of Promise and each of its consolidated subsidiaries and is derived from the number of debtors listed in the breakdown of customers compiled through computer-aided name identification.
2. Number of automated contract machines is the total number of automated contract machines installed.
3. Number of employees is the number of workers. Seconded employees are included in the number of employees of the companies to which they have been seconded.
4. Allowance for credit losses includes Reserve for loan losses listed under Other in Investments and advances on the consolidated balance sheets.